7/10

06014977

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Witwatersrand Consolidated Gold Resources Limited

*CURRENT ADDRESS 12th Floor, 70 Fox St.
Marshalltown, Johannesburg 2001
P.O. Box 61140, Marshalltown, 2107
South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 11 2006
THOMSON
FINANCIAL

FILE NO. 82- 34986 FISCAL YEAR 2/28/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 7/10/06

Date of issue of this Prospectus: 18 April 2006

WITS GOLD

Witwatersrand Consolidated Gold Resources Limited

(incorporated in the Republic of South Africa)
(formerly known as Basfour 2759 (Pty) Limited)
(Registration number: 2002/031365/06)
ISIN: ZAE000079703 Share code: WGR
(**"Wits Gold"** or **"the Company"**)

PROSPECTUS

Prepared in terms of the Companies Act, 1973 (Act 61 of 1973), as amended ('the Companies Act') and the Listings Requirements of the JSE Limited ('JSE') relating to a private placement by way of an offer for subscription for 400,000 ordinary shares of 1 cent each in the issued share capital of Wits Gold ('Offer Shares') at an issue price of R20 per ordinary share ('the Offer'). This is not an offer to the public for subscription for Offer Shares, and all Offer Shares shall be placed privately by the Company's corporate broker.

The price at which the Offer shares will be offered for sale or subscription pursuant to this prospectus will be R20 per Offer Share ("Offer Price"). Wits Gold will receive R8 000 000 of gross proceeds from ther Offer.

Opening Date of the Offer:	**09:00 Tuesday, 18 April 2006**
Closing Date of the Offer:	**16:00 Wednesday, 19 April 2006**
Proposed Listing date:	**Monday, 24 April 2006**
Posting of share certificates to shareholders requesting share certificates on or about:	**Tuesday, 25 April 2006**
Dematerialised shareholders will have their accounts at their CSDP or broker credited with their shares on:	**Monday, 24 April 2006**

(all references to time in this Prospectus are to local time in South Africa)

The ordinary shares offered for subscription in terms of this Prospectus will rank *pari passu* with the existing shares of Wits Gold in issue. All the issued ordinary shares of 1 cent of the issued share capital of Wits Gold subsequent to the Offer (the 'Shares') are expected to be listed on the JSE.

This Prospectus is not an invitation to the public to subscribe for ordinary shares in Wits Gold, but is issued in compliance with the Listings Requirements of the JSE ('Listings Requirements') for the purpose of giving information to the public with regard to Wits Gold.

As at the date of Listing, the authorised capital of Wits Gold will comprise 50 000 000 ordinary shares, having a par value of 1 cent each and an issued share capital of 25 053 106 fully paid ordinary shares.

The JSE has granted Wits Gold a listing in respect of a maximum of 25 053 106 ordinary shares in the 'Mining – Gold Mining' sector under the name 'Wits Gold' subject to Wits Gold meeting the requirements of the JSE in respect of the requisite spread of ordinary shareholders. The listing will be effective from the commencement of business on 24 April 2006.

The Directors of Wits Gold, whose names are given in Part B this Prospectus, collectively and individually accept full responsibility for the accuracy of the information contained herein and certify that to the best of their knowledge and belief there are no facts that have been omitted that would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this Prospectus contains all information required by law and the Listings Requirements.

The corporate advisors, reporting accountants and auditors, legal advisors, transfer secretaries, sponsor, and independent technical advisors named in this Prospectus have consented in writing to act in those capacities as stated in this Prospectus and where applicable, their reports being included in this Prospectus and they have not withdrawn their consent prior to the publication of this Prospectus. The consent of the reporting accountants and auditors has been provided as required in terms of section 151(b) of the Companies Act (Act 61 of 1973), as amended ('the Companies Act').

The Registrar of Companies has scrutinised the information disclosed in this Prospectus. The information disclosed complies with statutory regulations. The Registrar of Companies does not express a view on the risk for investors or the price of the Offer Shares. This Prospectus, together with the consents referred to above and all material contracts detailed in Annexure 7, was registered by the Registrar of Companies in terms of the Act on 12 April 2006.

This Prospectus is only available in English and copies thereof may be obtained during normal business hours from 18 April 2006 until 28 April 2006 from Wits Gold and JPMorgan at their respective physical addresses which appear in the 'Corporate Information' section on page 3 of this Prospectus.

The Offer is subject to a minimum subscription. The minimum amount that, in the opinion of the Directors, must be raised by the company through the Offer is R8 million, provided that a spread of shareholders acceptable to the JSE is obtained. The listing will not proceed if the minimum subscription is not achieved.

Global co-ordinators and sponsors
JPMorgan

Auditors and reporting accountants
KPMG

Legal advisors to Wits Gold
Bowman Gilfillan Attorneys

Corporate brokers
IMARA Corporate Finance

Mining law advisors to Wits Gold
Tabacks

Independent technical advisors
SNOWDEN

Legal advisors to JPMorgan
Deneys Reitz Attorneys

Corporate advisors to Wits Gold
FF&P

Transfer secretaries
Ultra Registrars (Pty) Limited

IMPORTANT LEGAL NOTES

This Prospectus is not an offer to the public and only constitutes an Offer for Subscription of the Offer Shares in South Africa to selected investors and to selected investors in other jurisdictions to whom the offer will specifically be addressed and is only addressed to persons to whom it may lawfully be made. The distribution of this Prospectus and the offer in jurisdictions other than South Africa may be restricted by law and a failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction. Persons into whose possession this Prospectus comes must inform themselves about and observe any such restrictions. This Prospectus does not constitute an offer of, or an invitation to purchase, any of the offered Shares in any jurisdiction in which such offer or sale would be unlawful.

To the extent that this Prospectus is provided to persons in the United Kingdom the following is noted:

United Kingdom

This document (including its contents) is for distribution in the United Kingdom only to persons who are authorised persons or exempt persons within the meaning of the Financial Services and Markets Act 2000, or any Order made thereunder, or to investment professionals or high net worth entities of a kind described in Articles 19(5) and 49(2) respectively of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. It is not intended to be distributed or passed on in the United Kingdom, directly or indirectly, to any other class of persons.

No offer of transferable securities to the public is being made in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) by virtue of the publication of this document. No person may offer any of the Offer Shares to the public within the United Kingdom unless it is pursuant to an exemption available under the Financial Services and Markets Act 2000 (as amended).

This document does not constitute a prospectus for the purposes of the Financial Services and Markets Act 2000 (as amended) and has not been approved as a prospectus in the United Kingdom by the Financial Services Authority. No application has been made, or is being made, for any of the Offer Shares to be admitted to the official list of the United Kingdom Listing Authority or to trade on any market of the London Stock Exchange or any other recognised investment exchange in the United Kingdom.

United States of America

The Offer Shares have not been registered under the US Securities Act of 1933 and may not be offered, placed or sold within the US or to, or for the account or benefit of 'US persons' (as defined in Regulation S of the US Securities Act of 1933), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act of 1933 and applicable US state securities laws. The Offer Shares are not being placed and sold in the US and are being placed and sold outside the US in compliance with Regulation S, subject to compliance with any other applicable law.

The Offer Shares have not been approved or disapproved by the US Securities and Exchange Commission, any States Securities Commission in the US or any other US regulatory authority, nor have any of the aforegoing authorities passed upon or endorsed the merits of the placing shares nor the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence in the US.

Australia, Canada and Japan

The Offer Shares will not be registered under any securities laws of Australia, Canada or Japan. The Offer Shares may not be offered in Australia, Canada or Japan or to or for the account or benefit of any national, resident or citizen of Australia, Canada or Japan, and this document does not constitute an offer or the solicitation of participation in a private placing or for the purchase of any Wits Gold ordinary shares to any person in any jurisdiction to whom or in which such offer, private placing or solicitation is unlawful, and in particular, is not for distribution in Australia, Canada or Japan.

Forward-Looking Statements

This Prospectus includes forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future results. When the Company uses words in this Prospectus such as 'anticipates', 'will likely result', 'are expected to', 'will continue', 'believes', 'is anticipated', 'estimates', 'intends', 'plans', 'seeks', 'projects', 'projection', 'will', 'may', 'might', 'expects', 'potential', 'could', 'should' and 'outlook' and similar expressions, the Company does so to identify forward-looking statements. Examples of forward-looking statements include statements the Company makes regarding its estimates of future levels of the Company's mineral resources, the future exploration and expansion prospects of the Company, the Company's future development prospects resulting from the integration of its acquisitions, the Company's future levels of cash flows, the Company's estimated cash costs, the Company's future capital expenditure levels and expected Rand to US Dollar rates of exchange.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The Company cautions that forward-looking statements are not guarantees of future performance and that its actual results, financial condition and liquidity, and the development of the industry in which the Company operates may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus. All of these forward-looking statements are based on estimates and assumptions made by the Company's management, which, although the Company believes them to be reasonable, are inherently uncertain. The Company may not realise any such estimates or statements, and its actual results may differ materially from those contemplated by such forward-looking statements. Factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by it in those statements include, among other things, the factors that are described in 'Risk Factors' (see Part D).

The reader should keep in mind that any forward-looking statement made by the Company in this Prospectus or elsewhere speaks only as of the date on which the Company makes it. New factors that could cause the Company's business not to develop as it expects may emerge from time to time and it is not possible for the Company to predict all of them. Further, the operations or the extent to which any factor, or the combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. The Company has no duty to, and does not intend to, update or revise the forward-looking statements in this Prospectus after the date of this Prospectus, except as may be required by law.

CORPORATE INFORMATION

Company Secretary
Mr Brian Dowden
7 Pam Road
Morningside Ext 5
Sandton, Johannesburg, 2057
(PO Box 651129, Benmore, 2010)
South Africa

Global Co-ordinators and Sponsors
J.P.Morgan Equities Limited
(Registration number 1995/011815/06)
1 Fricker Road
Corner Hurlingham Road
Illovo, Johannesburg, 2196
(PO Box 934, Johannesburg, 2000)
South Africa
Member of JSE Limited

Legal Advisors to Wits Gold
Bowman Gilfillan Inc.
(Registration number 1998/021409/21)
165 West Street
Sandton, Johannesburg, 2146
(PO Box 785812, Sandton, 2146)
South Africa

Corporate Broker
Imara S.P. Reid (Proprietary) Limited
(Registration number 1974/000041/07)
2nd Floor, Broll House
27 Fricker Road
Illovo, Johannesburg, 2196
(PO Box 55386, Northlands, 2116)
South Africa

Legal Advisors to JPMorgan
Deneys Reitz Inc.
(Registration number 1984/003385/21)
82 Maude Street
Sandton, Johannesburg, 2196
(PO Box 784903)
South Africa

Transfer Secretaries and Transfer Office
Ultra Registrars (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
(PO Box 4844, Johannesburg, 2000)
South Africa

Registered office of Wits Gold
Witwatersrand Consolidated Gold Resources Limited
(Registration number 2002/031365/06)
12th Floor, 70 Fox St
Marshalltown, Johannesburg, 2001
(PO Box 61140, Marshalltown, 2107)
South Africa

Date of incorporation
11 December 2002

Place of incorporation
South Africa

Reporting Accountants and Auditors
KPMG Inc.
(Registration number 1999/021543/21)
85 Empire Road
Parktown, Johannesburg, 2193
(Private Bag 9, Parkview, 2122)
South Africa

Independent Technical Advisors
Snowden Mining Industry Consultants Pty Limited
(Registration number ACN 085 319 562)
87 Colin Street
West Perth
Western Australia, 6005
(PO Box 77, West Perth, WA 6872)
Australia

Mining Law Advisors to Wits Gold
Taback and Associates (Proprietary) Limited
(Registration number 2000/010434/07)
13 Wellington Road
Parktown, Johannesburg, 2193
(Private Bag X60500, Houghton, 2041)
South Africa

Commercial Bankers
ABSA Bank Limited
(Registration number 1986/004794/06)
Third Floor Absa Towers East
170 Main Street
Johannesburg, 2001
(PO Box 260595, Excom, 2023)
South Africa

Corporate Advisors
FF&P Advisory Limited
(Registration number 4027724)
Ely House
37 Dover Street
London WIS4NJ
United Kingdom

TABLE OF CONTENTS

DEFINITIONS

In this Prospectus and in the annexures hereto, unless otherwise indicated or unless the context indicates a contrary intention, the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and *vice versa*, words importing one gender include the other gender and references to a person include references to a body corporate and *vice versa*, and technical and mining terms shall have the meanings assigned to them in the Competent Person's Report (or CPR) which is deemed to be incorporated herein by reference:

"AGL"	AngloGold Ashanti Limited, a public company duly registered and incorporated with limited liability under the company laws of South Africa under registration number 1944/017354/06 with its registered office at 11 Diagonal Street, Johannesburg 2001;
"BEE"	black economic empowerment as contemplated under the Black Economic Empowerment Act (Act 53 of 2003), as amended;
"Board" or "Directors" or "Director"	any one or more or all of the board of directors of Wits Gold, as the context requires;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"certificated shares"	shares that have not been dematerialised, title to which is represented by physical documents of title;
"Charter"	the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry;
"the Common Monetary Area"	collectively, South Africa, the Republic of Namibia and the Kingdoms of Swaziland and Lesotho;
"the Companies Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"CPR" or "Competent Persons Report"	the Competent Persons Report dated 15 March 2006 issued to the Company by Snowden;
"Continental Africa"	Continental Africa Gold Resources Consortium (Proprietary) Limited, a company duly registered and incorporated with limited liability under the company laws of South Africa under registration number 2004/010973/07 with its registered office at 7 Pam Road, Morningside Extension 5, Sandton, Johannesburg 2057;
"CSDP"	Central Securities Depository Participant as defined in the Securities Services Act;
"dematerialise"	the process whereby documents of title to shares in tangible form are converted to electronic form as dematerialised into electronic records for purposes of STRATE;
"Dematerialised Shares"	Wits Gold Shares that have been incorporated into the STRATE system and which are not evidenced by physical share certificates or other documents of title;
"DME"	Department of Minerals and Energy;
"East Accrington Foundation"	East Accrington Foundation, a foundation established in accordance with the laws of Liechtenstein with its registered office at Am Schragen Weg 2, FL 9490 Vaduz, Liechtenstein;
"FF&P"	FF&P Advisory Limited, a company duly registered and incorporated with limited liability under the company laws of England under registration number 4027724;

"Founding Shareholders"	Continental Africa, East Accrington Foundation, Tranter and Rhodora;
"g/t" / "kg/t"	shall have the meaning assigned to it in the Competent Persons Report;
"GFL"	Gold Fields Limited, a public company duly registered and incorporated with limited liability under the company laws of South Africa under registration number 1968/004880/06 with its registered office at 24 St Andrews Road, Parktown, Johannesburg 2193;
"Ha"	Hectares;
"Harmony JV"	Armgold-Harmony Freegold Joint Venture Company (Proprietary) Limited, a company duly registered and incorporated with limited liability under the company laws of South Africa under registration number 2001/029602/07 with its registered office at Block 27 Randfontein Office Park, Main Reef Road and Ward Avenue, Randfontein, Johannesburg 2000;
"Historical Financial Information"	Report of historical financial information on Wits Gold for the years ended 28 February 2006, 28 February 2005, and for the period ended 29 February 2004;
"Historically Disadvantaged South Africans" or "HDSA"	any person, category of persons or community, disadvantaged by unfair discrimination before the Constitution of South Africa, 1993 (Act 200 of 1993) came into operation;
"Imara"	Imara S.P. Reid (Proprietary) Limited, a company duly registered and incorporated with limited liability under the company laws of South Africa under registration number 1974/000041/07;
"Income Tax Act"	the Income Tax Act (Act 113 of 1993), as amended;
"Indicated Mineral Resource"	shall have the meaning assigned to it in the Competent Persons Report;
"Inferred Mineral Resource"	shall have the meaning assigned to it in the Competent Persons Report;
"JPMorgan"	JPMorgan Equities Limited, a company duly registered and incorporated with limited liability under the company laws of South Africa under registration number 1995/011815/06;
"JSE"	JSE Limited, a company duly registered and incorporated with limited liability under the company laws of South Africa under registration number 2005/022939/06, licensed as an exchange under the Securities Services Act, 36 of 2004;
"KPMG" or "the reporting accountants"	KPMG Inc., Registered Accountants and Auditors, the reporting accountants and auditors of Wits Gold;
"Listing"	the proposed listing of the Wits Gold shares on the JSE;
"Listing Date"	the date the Listing takes place, which is expected to be on 19 April 2006;
"Listings Requirements"	the Listings Requirements of the JSE;
"Mining Right"	a mining right granted in terms of the MPRDA;
"Mlb"	shall have the meaning assigned to it in the Competent Persons Report;
"Moz"	shall have the meaning assigned to it in the Competent Persons Report;
"MPRDA"	the Mineral and Petroleum Resources Development Act (Act 28 of 2002), as amended;
"the Offer"	the Offer for Subscription, at the Offer Price, pursuant to this Prospectus;
"Offer Price"	the price at which the Wits Gold shares are offered for subscription pursuant to this Prospectus, as more fully described in paragraph 4 of Part F of this Prospectus headed "Offer Price";
"Offer for Subscription"	the offer for subscription by the company of 400 000 Wits Gold shares by way of a private placement of Wits Gold shares to investors pursuant to this Prospectus;

"Offer Shares"	collectively the shares offered in terms of the Offer for Subscription;
"Potchefstroom Goldfield"	shall have the meaning assigned to it in the Competent Persons Report;
"Prospecting Right"	a prospecting right granted in terms of the MPRDA;
"Prospectus"	this prospectus and the annexures hereto and any other document bound to this prospectus;
"Rand" or "R" or "ZAR" or "cents"	South African Rand and cent, the lawful currency of South Africa;
"Rhodora"	Rhodora Limited, a company registered in accordance with the laws of Liechtenstein with its registered office at Am Schragen Weg 2, FL 9490 Vaduz, Liechtenstein;
"SAMREC Code"	shall have the meaning assigned to it in the Competent Persons Report;
"SARB"	the South African Reserve Bank;
"SARS"	the South African Revenue Service;
"Securities Services Act"	the Securities Services Act No. 36 of 2004, as amended;
"SENS"	the Securities Exchange News Service of the JSE;
"Shares"	ordinary shares of R0.01 each in the issued share capital of Wits Gold
"Snowden"	Snowden Mining Industry Consultants Pty Limited, a company duly incorporated and registered in accordance with the laws of Australia under registration number ACN 085 319 562;
"Southern Free State Goldfield or SOFS"	shall have the meaning assigned to it in the Competent Persons Report;
"South Africa"	the Republic of South Africa;
"South African Exchange Control Regulations"	the Exchange Control Regulations, as amended, promulgated in terms of Section 9 of the South African Currency and Exchanges Act, 1933 (Act 9 of 1933), as amended;
"STRATE"	STRATE Limited, a public company duly registered and incorporated with limited liability under the company laws of South Africa under registration number 1998/022242/06, and a registered CSDP responsible for the electronic clearing and settlement of transactions;
"Transfer Secretaries"	Ultra Registrars (Proprietary) Limited, a company duly registered and incorporated with limited liability under the company laws of South Africa under registration number 2000/007239/07;
"Tranter"	Tranter Kismet Investments (Proprietary) Limited, a company duly registered and incorporated with limited liability under the company laws of South Africa under registration number 2005/029861/07 with its registered office at 2 Eglin Road, Sunninghill, Johannesburg, 2157;
"US" or "United States"	United States of America;
"US Dollar" or "US$"	United States of America Dollars, the lawful currency of the United States of America; and
"Wits Gold" or "the Company"	Witwatersrand Consolidated Gold Resources Limited, a public company duly registered and incorporated with limited liability under the company laws of South Africa under registration number 2002/031365/06.

SALIENT FEATURES

The following information is only a summary of the more detailed information contained in the main body of this Prospectus and the Competent Persons Report and it may not contain all the information that investors should consider before deciding to invest in the Offer Shares. Investors should read the entire Prospectus, including the 'Risk Factors' (see Part D) and the Historical Financial Information and other information about Wits Gold contained herein.

1. NATURE OF BUSINESS AND PROSPECTS

Witwatersrand Consolidated Gold Resources Limited ('Wits Gold' or 'the Company') was established in 2003 as a gold exploration company with the objective of acquiring substantial resources in the Witwatersrand Basin. In 2004, Wits Gold secured unused 'old order' prospecting rights in the Free State, North West and Gauteng Provinces of South Africa as a result of arrangements entered into between the Company and 3 major gold mining companies, AngloGold Ashanti Limited ('AGL'), Gold Fields Limited ('GFL') and the ARMGold-Harmony Freegold Joint Venture ('Harmony JV').

In terms of the Minerals and Petroleum Resources Development Act No. 28 of 2002 ('MPRDA'), the Company as the holder of old order prospecting rights held the exclusive right until 30th April 2005 to apply for new form Prospecting Rights over the respective areas. The Department of Minerals & Energy ("DME") has duly granted Prospecting Rights over six areas covering a total of 79 791 Ha. Three additional applications for Prospecting Rights over a further 11 248 Ha have been accepted by the DME but have yet to be granted, and the contained resources in these areas have not been included in the resource statement in this Prospectus and the Competent Persons Report and are therefore not material for the purposes of the Listing of the Company.

As part of the legal agreements with AGL, GFL and Harmony JV, the Company acquired the historical exploration data for the relevant areas in the Southern Free State, Potchefstroom and Klerksdorp Goldfields. This geological information has been used by independent consultants, to produce an estimate of the contained gold and uranium resources to which the Company now has legal title. Snowden Mining Industry Consultants Pty Ltd ('Snowden') has audited these estimates and has reported them within the Prospecting Rights granted to Wits Gold. This resource has been classified according to the SAMREC code and comprises a total of 142Moz of gold and 134Mlb of uranium. Although the majority of these resources are in the Inferred category, it is anticipated that, due to the size of these assets, the Company's Shares will be highly leveraged to changes in the gold price as well as the exchange rate of the South African Rand to the US Dollar.

The Company now intends to undertake an active exploration programme to improve the definition of the contained mineral resources. Following the delineation of appropriate mineralisation and the completion of a successful feasibility study or studies Wits Gold will seek to maximise the value of any economic resources. This may occur through a joint venture with the gold major that originally contributed the relevant mineral rights, a partnership with another major gold mining company, or through a sale of the Prospecting Rights to a third party. In the case of development and mining of such a gold resource, Wits Gold is likely to retain an equity interest in the development and mining of such gold resources.

2. SUMMARY OF FINANCIAL INFORMATION

	Audited Year ended 28 February 2006 R
Revenue	–
Operating loss	5 017 253
Loss for the year	3 137 152
Headline loss per share (cents)	12.73
Loss per share (cents)	12.73
Diluted loss per share (cents)	23.99
Net asset value per share (cents)	178.12
Net tangible asset value per share (cents)	104.20
Number of shares in issue	24 653 106
Weighted average number of shares in issue	24 653 106
Diluted weighted average number of shares in issue	24 991 662

3. DETAILS AND PURPOSES OF THE OFFER

The Offer Shares are to be placed by Imara S. P. Reid (Proprietary) Limited ('Imara') with various investors and clients of Imara. Imara shall place a total amount of 400 000 fully paid ordinary shares of 1 cent each at an issue price of R20 per share. The main purpose of the Offer is to obtain the requisite shareholder spread requirements of the JSE and to list the Company on the JSE. The entire proceeds of the Offer will accrue to the Company supplementing its existing cash reserves and will be utilised to fund the exploration programme, working capital requirements, future acquisitions, and to defray the expenses of the Offer and subsequent Listing.

4. UNDERWRITING AND MINIMUM SUBSCRIPTION

The Offer has not been underwritten and the minimum subscription which must be raised in terms of this Prospectus is R8 million. The utilisation of the full proceeds of the Offer is set out in paragraph 2 of Part F.

5. DIVIDEND POLICY

Dividends will only be considered by the Board of the Directors ('the Board') from such time as Wits Gold shall have achieved a positive cashflow. Until such time all earnings generated will be utilised to fund prospecting, growth and development. No Shares have any entitlements as to dividends. There are no arrangements between the Company and any other party in terms of which future dividends on Shares have been waived or have been agreed to be waived.

6. RISK FACTORS

The section of this Prospectus entitled 'Risk Factors' (Part D) describes certain risk factors that should be considered together with the other information in this Prospectus before making a decision to purchase any Offer Shares. Although information has been provided in this Prospectus in relation to the Offer Shares, a prospective purchaser should use his or her own judgment and seek advice from an independent financial advisor as to the appropriate value of the Offer Shares.

7. IMPORTANT DATES AND TIMES

	2006
Offer commences at 09:00 on	Tuesday, 18 April
Offer closes at 16:00 on	Wednesday, 19 April
Commencement of the Listing	Monday, 24 April
Posting of share certificates on or about	Tuesday, 25 April
Dematerialised shareholders will have their accounts at their CSDP or broker credited with their shares on	Monday, 24 April

1. OVERVIEW AND HISTORY OF THE COMPANY

Wits Gold was incorporated on 11th of December 2002 as Basfour 2759 (Pty) Limited and established its business in June 2003 as a gold exploration company with the objective of acquiring substantial resources in the Witwatersrand Basin. The Company subsequently changed its name to Witwatersrand Consolidated Gold Resources (Pty) Limited on the 2nd of June 2003. Wits Gold was converted from a private company to a public company on 13 December 2004.

The opportunity for the Company to acquire substantial resources in the Witwatersrand Basin arose from the changing regulation of mineral rights in South Africa that has resulted in the transfer of the country's mineral rights and their administration to the State. The Company believed that, provided a sufficiently large resource could be secured, these assets would represent a highly leveraged option on future moves in the gold price and the exchange rate of the South African Rand ('ZAR') to the US Dollar. Accordingly, a regional review was undertaken by the Company in 2003 of the Witwatersrand Basin, a unique geological phenomenon that has produced 1.5 billion ounces of gold, equivalent to approximately 35% of all historically mined gold in the world. The objective of this study was to identify the remaining gold resources in Witwatersrand reefs that occur above a cut-off gold value of 300cm.g/t and are situated at less than 5 000 metres below surface. Principal target areas were recognised adjacent to the present mining operations in the Southern Free State, Potchefstroom and Klerksdorp Goldfields.

Subsequently, Wits Gold negotiated with 3 major South African gold mining companies to acquire their 'old order' mineral rights in these selected areas. This resulted in the conclusion of agreements with AngloGold Ashanti Limited ('AGL') and Gold Fields Limited ('GFL') in the Potchefstroom and adjacent Klerksdorp Goldfields and with the ARMGold-Harmony Freegold Joint Venture ('Harmony JV') in the Southern Free State Goldfield. The agreements secured unused 'old order' prospecting rights in the Free State, North West and Gauteng Provinces of South Africa. In terms of the Minerals and Petroleum Resources Development Act No. 28 of 2002, the Company as the holder of old order prospecting rights held the exclusive right until 30th April 2005 to apply for new form Prospecting Rights in respect of the resources. The Department of Minerals & Energy ('DME') has duly granted Prospecting Rights for gold over 6 areas covering a total of 79 791 Ha. Three additional applications for Prospecting Rights for gold over a further 11 248 Ha have been accepted by the DME but have yet to be granted. Prospecting Rights for uranium have currently been granted for 2 of these areas, whilst amplification letters for the remaining areas have been submitted to the DME. The amplification letter is a request for an amendment of the prospecting right in terms of Section 102 of the MPRDA to include the rights to uranium. The holder of a Prospecting Right has the exclusive right to be granted a mining right, provided the requirements in terms of the MPRDA are satisfied.

According to the agreements with AGL, GFL and Harmony JV, the Company undertook to fund exploration to the completion of bankable feasibility studies over the respective areas. Once these studies have been completed and a decision to mine has been taken, the company that originally conferred the relevant 'old order' mineral rights will have a once off opportunity to acquire up to a 40% interest in the future mining venture. Portions of the 'old order' rights that fall within the mining area may be subject to certain royalties, subscription rights and participation rights in favour of third parties. The latter relate to historic agreements concluded with the mining houses in relation to their contributed rights. Furthermore, at any stage should Wits Gold elect to sell the rights to those minerals, the original contributor of those rights will be entitled to a 50% share of proceeds, less a 3 times multiple of the exploration costs incurred by Wits Gold.

During the period between December 2004 and February 2005, Wits Gold was successful in the private placement of 4 653 106 Shares at a price of R6.37 per share. This exercise raised R29 640 285 to provide sufficient capital for the next stage of the development of the Company, including the conversion of the mineral rights and for a public listing on the JSE.

2. STRENGTHS OF THE COMPANY

- Substantial mineral resource base, expected to be highly leveraged to the gold price.
- BEE credentials exceed legal requirements.

- Established credibility with respected international institutions.
- Significant in-house technical expertise.
- Mineral resources situated adjacent to existing mines in a world-class gold province.
- Security of tenure for up to 40 years, or longer, depending on results and work programmes.
- Ownership of a large, high quality database of geological information.
- Legal relationships with established South African gold majors.
- Small, focussed management structure with low overheads.
- Represented by internationally-respected advisors in corporate, legal and technical fields.
- Sufficient capital to fund at least 12 months of forward programme.

3. STRATEGY OF THE COMPANY

Wits Gold was originally formed to acquire and secure substantial mineral rights in the Witwatersrand Basin. The first stage of this strategy has been achieved through the granting of 'new order' Prospecting Rights by the South African Government. The Company now intends to undertake an active exploration programme to improve the definition of the contained mineral resources. Following the delineation of appropriate mineralisation and the completion of a successful feasibility study or studies Wits Gold will seek to maximise the value of any economic resources. This may occur through a joint venture with the gold major that originally contributed the relevant mineral rights, a partnership with another major gold mining company, or through a sale of the Prospecting Rights to a third party. In the case of development and mining of such a gold resource, Wits Gold is likely to retain an equity interest in the development and mining of such gold resources.

4. OVERVIEW OF THE GLOBAL GOLD MARKET

After trading in a tight range between US$415 and US$450 for most of 2005, the gold price moved sharply higher during late August and reached a new 17-year high of US$475/oz in late September. The gold price continued to rise into November before reaching US$537/oz during December. The beginning of 2006 saw a further strong improvement in the metal price, reaching US$574 in February before retreating to around the US$540–550 range during early March. Performance of the gold price denominated in other currencies has been equally impressive, hitting multi-year highs in euro, yen, sterling and Swiss franc terms during the same period. The surge in oil prices is arguably one of the key drivers behind the rise in the gold price, whilst supply and demand factors have also played a major role, combined with lower than normal sales by central banks.

Gold Price in US$ since 1st January 2005



580
560
540
520
500
480
460
440
420
400
Jan-05
Feb-05
Mar-05
May-05
Jun-05
Aug-05
Sep-05
Oct-05
Dec-05
Jan-06
Feb-06

Source: Datastream

Over the past year, the South African gold industry has been given a long-awaited reprieve from the strength of the local currency by an improvement in the Rand price of gold. This has risen from an average of ZAR84 800/kg during the 2004 calendar year to an average of ZAR93 530/kg for the 15 month period between January 2005 and March 2006. This upward trend began in early May 2005 when the local price of gold was ZAR82 500/kg and closed at ZAR104 238/kg in December. Since then, the average gold price during 2006 has risen further to ZAR108 044/kg.

Gold Price in ZAR since 1st January 2005


115,000
110,000
105,000
100,000
95,000
90,000
85,000
80,000
75,000
70,000
Jan-05
Feb-05
Apr-05
Jun-05
Jul-05
Sep-05
Nov-05
Jan-06
Feb-06

Source: I-Net Bridge

The improvement in the commodity price has given much-needed relief to local gold miners that typically have higher input costs than producers elsewhere in the world due to their deeper underground operations. However, in many cases this increased revenue has been offset by higher levels of inflation that have affected South African mines, driven at least partly by increased wage demands and the labour intensive nature of the industry.

Outlook for the international gold market

The future for gold is generally positive due to strong investor demand for the metal as well as the robust manufacturing market. These fundamentals combined with concerns over the US economy are likely to create conditions for a sustained rally in the US$ price of gold. A number of other factors are contributing to the positive outlook for the metal. These include:

- Declining gold output from key producing countries such as South Africa, USA, Canada and Australia.
- Increased demand for gold due to growth in the dominant Indian jewellery market, fuelled by the increasingly wealthy middle class in that country.
- The opening of the Shanghai Gold Exchange combined with the relaxation of restrictions on gold ownership and positive economic forecast for China.
- The establishment of Exchange Traded Funds that has increased the demand for physical gold.
- Elevated oil prices have resulted in huge windfall profits, particularly in the Middle East where there is likely to be a desire to diversify foreign exchange holdings.
- The limited exploration successes experienced by many of the major gold producing companies in replacing gold reserves.
- The continued boom in many other commodity prices, including oil, platinum, coal, iron ore, copper, nickel and zinc.

5. MINING LEGISLATION

The Minerals and Petroleum Resources Development Act

Prior to the promulgation of the MPRDA, mineral rights in South Africa were owned privately or, in some instances held by the government. These 'old order' mineral rights entitled the holder to apply to the DME for an authorisation to legalise the operations by applying for a prospecting permit under section 6 or a mining authorisation under section 9 under the now repealed Minerals Act No. 50 of 1991 ('Minerals Act'). The MPRDA, that became effective on 1 May 2004, contains a number of transitional provisions which has the effect of de-registering mineral rights depending on which category the relevant mineral rights falls into so that ultimately all mineral rights will be de-registered and the State will then be entitled to grant a right to prospect or mine to any third party. These transitional provisions allowed the holder of an old order mineral right to apply for a new order Prospecting or Mining Right as introduced by the MPRDA. If the holder of the old order right did not apply for a new order Prospecting or Mining Right in terms of the MPRDA, the rights would lapse and revert to the State.

These transitional provisions contemplate 3 categories of old order rights, namely:

- Unused old order rights. These are mineral rights where no prospecting permit or mining authorisation had been issued under the now repealed Minerals Act No. 50 of 1991 ('Minerals Act'), or where such a permit or authorisation had been obtained but prospecting or mining activities were not being conducted as at 1 May 2004 when the MPDRA was introduced. The holder of such an unused old order right had until 1 May 2005 to apply for conversion of the unused old order right into a new order Prospecting or Mining Right in terms of Section 16 and 22 respectively, of the MPRDA.
- Old order Prospecting Rights. These are rights to prospect where a prospecting permit had been issued under the Minerals Act and prospecting activities were taking place as at 1 May 2004. The holder of an old order Prospecting Right must apply for conversion to new order Prospecting Rights before 1 May 2006.
- Old order Mining Rights. These are rights to mine where a mining authorisation had been issued under the Minerals Act and mining was taking place as at 1 May 2004. The holder of an old order Mining Right must apply for conversion to new order Mining Rights before 1 May 2009.

Under the MPRDA, a Prospecting Right may initially be granted for a maximum period of 5 years, and can be renewed once, upon application, for a further period not exceeding 3 years. Thereafter, provision is made for the granting of a retention permit where prospecting has been completed, but a feasibility study has indicated that mining is not commercially viable. This retention permit may have a maximum term of up to 3 years and is renewable for a further period of up to 2 years. A Mining Right may be valid for a maximum period of 30 years and can be renewed upon application for further periods, each of which may not exceed 30 years.

The holder of a new order Prospecting or Mining Right must lodge, for registration, the right granted under the MPRDA within 30 days from the date on which the holder received notice of the grant of the right at the Mineral and Petroleum Titles Registration Office.

Mining Charter

In terms of section 100 of the MPRDA, the Minister of Minerals and Energy was required to publish a Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry ('the Charter') within 6 months of the commencement of the MPRDA. The South African Government subsequently appointed a task team to develop the Charter which was signed on 11 October 2002 by the Minister of Minerals and Energy as well as representatives of the mining industry and the National Union of Mineworkers. The Charter was promulgated in Government Gazette No. 26661 (Notice No. 1639 of 2004) on 13 August 2004.

The Charter sets out a range of criteria that include human resource development, employment equity, preferential procurement, community and rural development and the ownership of mining assets by Historically Disadvantaged South Africans ('HDSAs'). When considering applications for the conversion of old order rights, the Minister is required to evaluate the applicant's commitment to the different facets of the Charter in terms of a 'Scorecard' accompanying the Charter. In respect of ownership, both the Charter and the Scorecard require that mining companies achieve 15% ownership by HDSAs within 5 years and 26% ownership by HDSAs within 10 years. However, in relation to applications for new order Prospecting Rights lodged between 1 May 2004 and 30 April 2005 the minimum HDSA participation requirement is 26%. The Charter also requires that transactions that vest ownership of mining companies in the hands of HDSAs take place in a transparent manner and at fair market value.

Royalty Bill

A draft Royalty Bill, published in March 2003, proposed that royalties be paid to the Government of South Africa on the revenues of mining operations within South Africa. A royalty of 3% of revenue was proposed for gold mining operations. Aspects of this draft Royalty Bill are now being reconsidered after objections from mining industry participants. The Government has indicated that royalties under the new Royalty Act will become applicable only on 1 May 2009 which is the end of the five year period referred to in item 7 of Schedule II for conversion of old order mining rights.

6. OPERATIONS OF THE COMPANY

Organisational structure and shareholder arrangements

The executive management is comprised of Dr Marc Watchorn, the Chief Executive Officer, who is a geologist with considerable experience in the Witwatersrand goldfields and Mr Derek Urquhart who is a chartered accountant and the Chief Financial Officer. The non-executive Directors are comprise of the Chairman, Mr Adam Fleming, the Deputy Chairman, Prof. Taole Mokoena, and Dr Humphrey Mathe.

Both before and after the Offer, Wits Gold will not have any single controlling shareholder. However, collectively, the controlling shareholders of the Company are Continental Africa, East Accrington Foundation, Tranter and Rhodora. There has been no change in the collective controlling shareholders of Wits Gold since June 2003.

Wits Gold has 2 prominent BEE shareholders: Continental Africa Gold Resources Consortium (Pty) Limited ('Continental Africa'), a broad based group of HDSA shareholders represented by Prof. Taole Mokoena and Tranter Kismet Investments (Pty) Limited ('Tranter'), a group of South African HDSA professionals, represented by Dr Humphrey Mathe. In addition, the Wits Gold Women's Trust ('Women's Trust') has been registered as a new charitable organisation with Dr Brigalia Bam as the initial Chairperson. The Women's Trust has been set up to fund training opportunities for South African women within the mining industry. Other founding shareholders include the management and staff of the Company as well as a range of institutional and private investors of both South African and international origin.

Shareholders of Wits Gold

A list of the shareholders, as reflected on the Company's share register who, at the Listing Date, will hold a beneficial interest of 5% or more of the Company's Shares so far as they are known to the Directors, is set out below.

Shareholder name	Number of shares	Percentage of shares held at the date of this Prospectus	Percentage of shares held at listing date (based on minimum subscription)
Continental Africa Gold Resources Consortium (Pty) Limited	5 750 000	23.32	22.95
East Accrington Foundation	5 280 812	21.42	21.08
Tranter Kismet Investments (Pty) Limited	3 000 000	12.17	11.97
Rhodora Limited	2 500 000	10.14	9.98

BEE Arrangements

Wits Gold currently has an effective HDSA shareholding of approximately 40%. The Company together with the major BEE shareholders, Continental Africa, Tranter and the Women's Trust are in the process of securing a Relationship Agreement to ensure compliance with HDSA requirements of the Mining Charter until 2014.

Breakdown of exploration assets

Prospecting Rights

The DME has granted Prospecting Rights over 6 areas covering a total of 79 791 Ha. Three additional applications for Prospecting Rights over a further 11 248 Ha have been accepted by the DME but have yet to be granted. The DME has not provided the Company with any indication as to when these pending applications will be granted. Prospecting rights for uranium have currently been granted for 2 areas, whilst amplification letters for the remaining areas have been submitted to the DME.

The following table summarises the Prospecting Rights granted to and applied for by (as the case may be) Wits Gold as at the date of this Prospectus:

Project	DME reference	Submitted	Accepted by DME	Granted by DME	Registration	Hectares
1. Southern Free State Goldfield						
SOFS	FS 76 PR	24.03.05	26.04.05	24.02.06	In progress	12 055
Le Roux	FS 247 PR	15.06.05	29.06.05	24.02.06	In progress	798
Doornrivier	FS 248 PR	15.06.05	22.07.05	Outstanding	–	214
2. Potchefstroom Goldfield						
Potch Gap	NW 370 PR	14.04.05	12.05.05	01.02.06	In progress	44 658
Carletonville	GP 21 PR	20.04.05	04.05.05	01.11.05	02.02.06	8 592
Potch Gap Filler	NW 741 PR	11.07.05	18.08.05	Outstanding	–	9 805
Deelkraal	GP 152 PR	18.07.05	26.07.05	15.12.05	28.02.06	1 616
3. Klerksdorp Goldfield						
South Vaal	FS 206 PR	12.04.05	13.05.05	24.02.06	In progress	12 072
South Vaal NWP	NW 966 PR	22.07.05	19.08.05	Outstanding	–	1 230

Mineral resources

In terms of the legal agreements with AGL, GFL and Harmony JV, the Company acquired the historical exploration data for the Southern Free State, Potchefstroom and Klerksdorp Goldfields. This includes borehole records and core from 203 boreholes, containing 526 464 metres of drilling and 2 882 intersections of Witwatersrand reefs, including deflections. The estimated current cost of drilling these boreholes alone, together with their associated assay results would be approximately R427 million (equivalent to US$71 million at R6.00/US$). In the Southern Free State Goldfield, an earlier comprehensive review by the Anglo American Corporation of South Africa Limited provided a reliable geological basis for this region. However, in the Potchefstroom Goldfield it was necessary to recompile and for the first time, consolidate the 2 separate sets of exploration data that formerly belonged to AGL and GFL. This exercise has resulted in an improved appreciation of the various reefs that are developed as well as the related gold distribution. In the Klerksdorp Goldfield it was necessary to integrate the recently acquired exploration information with historical data from the adjacent gold mines.

This geological information has been used by independent consultants to produce an estimate of the contained gold and uranium resources to which the Company now has legal title. Snowden Mining Industry Consultants Pty Limited ('Snowden') has audited these estimates and has reported them within the Prospecting Rights granted to Wits Gold. The resource has been classified according to the SAMREC Code as follows:

Classification	**Indicated**			**Inferred**			**Total**				
(g/t) Area	**Mt**	**Au (g/t)**	**U_3O_8 (kg/t)**	**Mt**	**Au (g/t)**	**U_3O_8 (kg/t)**	**Mt**	**Au (g/t)**	**U_3O_8 (kg/t)**	**Au Moz**	**U_3O_8 Mlb**
Southern Free State	23.3	5.2	0.327	239.5	5.1	0.224	262.8	5.1	0.233	43.5	134.7
Potchefstroom				276.7	7.3	–	276.7	7.3	–	65.2	–
Klerksdorp				74.1	14	–	74.1	14	–	33.3	–
Total				**590.3**	**7.2**		**613.6**	**7.2**		**142.0**	**134.7**

7. FINANCIAL INFORMATION (SUMMARISED)

Key financials

The Historical Financial Information is set out in this Prospectus in Part C: Financial Information and should be read in conjunction with the Independent Reporting Accountants Report thereon which is set out in Annexure 1.

The summarised unaudited pro forma financial information is set out in this Prospectus in Part C: Financial Information, and has been prepared on the basis specified in the Independent Reporting Accountants' Report on the unaudited pro forma financial information of Wits Gold set out in Annexure 2.

The summarised unaudited pro forma financial information reflects the financial position, changes in equity and results of operations of Wits Gold before and after the Offer assuming that the Offer had taken place on 1 March 2005 for income statement purposes and 28 February 2006 for balance sheet purposes. The summarised pro forma financial information has been prepared for illustrative purposes only and, because of its nature may not fairly present the financial position, changes in equity and results of operations of Wits Gold after the Offer. The summarised unaudited pro forma financial information is the responsibility of the Directors.

Summarised unaudited pro forma financial information

Unaudited pro forma income statement

	Before[1] Audited	**Adjustments**	**After the offer Pro forma**
Loss for the year	R3 137 152	R–	R3 137 152
Weighted average number of shares in issue	24 653 106	400 000[2]	25 053 106
Basic loss per share (cents)	12.73		12.52
Diluted weighted average number of shares in issue	24 991 662	400 000	25 391 662
Diluted loss per share (cents)	23.99		R23.61

Notes:

1. The 'Before' financial information is based on Wits Gold's audited income statement for the year ended 28 February 2006.
2. The weighted average number of Shares in issue has been adjusted for the 400 000 Shares issued in terms of the Offer.
3. No interest benefit has been calculated in respect of the cash raised.

Unaudited pro forma balance sheet

	Before[1] Audited	**Adjustments**	**After the offer Pro forma**
Number of Shares in issue	24 653 106	400 000	25 053 106
Net asset value per share (cents)	178.12		198.83
Net tangible asset value per share (cents)	104.20		126.08

Notes:

1. The 'Before' balance sheet is based on Wits Gold's audited balance sheet as at 28 February 2006.
2. Share capital and share premium have been adjusted to include the issue of the 400 000 Shares in terms of the Offer at R20 per share less share the estimated transaction costs of R2.1 million that have been written off against share premium.
3. Cash and cash equivalents has been adjusted to include the cash received as a result of the Offer and to reflect the payment of the estimated transaction costs amounting to R2.1 million.

8. HEALTH, SAFETY AND ENVIRONMENTAL POLICY OF THE COMPANY

The objective of Wits Gold is to increase the value of the Company's minerals assets for the benefit of all stakeholders in a socially and environmentally responsible manner. The policy is to ensure and maintain safe and healthy working conditions, as well as safe equipment and systems for all employees and contractors involved in the Company's projects. The Company is firmly committed to the conservation of the environment with the goal of minimising any risks through a process of planning and consultation with local communities. Contractors involved in the Company's projects will be required to provide appropriate equipment and training for the safe and environmentally sound performance of their work.

9. MATERIAL CHANGES

There have been no material changes in the business of the Company since it commenced business in June 2003.

10. **PROSPECTS OF THE COMPANY**

Wits Gold has acquired the rights to a 142 million ounce gold resource. Although the majority of these resources are in the Inferred category, it is anticipated that, due to the size of these assets, the Company's Shares will be highly leveraged to changes in the gold price as well as the exchange rate of the South African Rand.

The immediate exploration strategy for Wits Gold is to add value through improved resource definition. This will be achieved by a combination of refining geological models and selective diamond drilling. Initially this drilling will target four of the shallower areas in which recognised conglomerate reefs have previously been intersected. The objective of this programme will be to progress at least one of these projects to the pre-feasibility stage within the next three years. This would permit the refined resources to be elevated to the Indicated and Measured levels and allow the construction of financial models with some degree of confidence.

The deeper resources, particularly where the reefs occur at depths in excess of 2500 metres below surface, will be subjected to an initial geological review in order to optimise future deep hole drilling. This exercise is intended to prioritise discrete areas that display the potential to support long life Witwatersrand mines. These areas will be targeted for diamond drilling in order to refine the declared resources and to maintain the good standing of the Prospecting Rights.

The Company's Prospecting Rights are strategically positioned adjacent to active mines, a situation that presents a variety of commercial opportunities for the future. In terms of the legal agreements with the gold majors that previously held title to the mineral rights, one option on completion of a successful feasibility study would be to form a separate joint venture mining vehicle to exploit any economic gold mineralisation. The Company will have a 60% interest in this joint venture vehicle, but will offer management to the relevant partner with the skills and experience. Should the major company decline this offer of participation, the project could be undertaken by Wits Gold alone or in association with another appropriate operator. At any stage, should the Company wish to sell a project at a market related price, Wits Gold would receive 50% of the proceeds plus a three time multiple of historical exploration expenditure.

1. DIRECTORS AND MANAGEMENT

Details of the current Directors and managers of the Company are set out below:

Name and nationality	Business address	Occupation/ function	Date of appointment as director
Non-executives			
Mr Adam Richard Fleming* South African	12th Floor, 70 Fox Street Johannesburg	Chairperson	1 June 2003
Prof. Taole Retsetselemang Mokoena† South African	Kalafong Hospital Pretoria West	Deputy Chairperson	7 June 2004
Dr Humphrey Lawrence Mbendeni Mathe† South African	3rd Floor UCB House 18 Main Street, Johannesburg	Director	7 June 2004
Executives			
Dr Marcus Barrie Watchorn South African	12th Floor, 70 Fox Street Johannesburg	Chief Executive Officer	1 June 2003
Mr Derek Macdonald Urquhart South African	12th Floor, 70 Fox Street Johannesburg	Chief Financial Officer	30 March 2005
Management			
Mr Hethendra Gangaram Hira South African	12th Floor, 70 Fox Street Johannesburg	Investor Relations Manager	N/A
Mr Dirk Muntingh South African	12th Floor, 70 Fox Street Johannesburg	Exploration Manager	N/A

* Adam Fleming has an indirect beneficial interest in the Company's office lease, precluding him from being regarded as an independent director in terms of the Listings Requirements

† Indicates Independent

Each of the Directors has been appointed as such on the terms set out in the Company's articles. At every annual general meeting one-third of the Directors shall retire from office, and the one-third of the Directors retiring shall be those who have been longest in office since their last election. Retiring Directors shall be eligible for reelection.

The profiles of the executive and non-executive Directors of Wits Gold are set out below:

Non-executive Directors

Mr Adam Fleming, Chairman (57)

Adam Fleming has a track record of creating shareholder value in the South African gold mining industry. Initially he helped to finance the acquisition of West Rand Consolidated Mines Limited in the early 1990s. This company started open pit mining at Kalgold and was subsequently bought by Harmony Gold Mining Limited ('Harmony') for shares in 1999. He was appointed Chairman of Harmony in 1999 and remained so during the metamorphosis of Harmony from a single mine operation into the fifth-largest gold mining company in the world. He resigned as Chairman of Harmony in 2003 and initiated the formation of Wits Gold.

Prof. Taole Mokoena, Deputy Chairman (53)

Taole Mokoena is a medical graduate of the University of Natal, a PhD graduate of Oxford University and a Fellow of the Royal College of Physicians and Surgeons of Glasgow. He has had considerable experience as a director of a number of public and unlisted companies at different times, including Johnnic, M-Cell, African Partnerships, Managed Care-SA, African Legend, Doves (HTG) Group, Eyesizwe Coal Mines, Ukwanda Investments and Chancellor House Holdings. He has served as chairman on some of these Boards.

Dr. Humphrey Mathe, Director (55)

Humphrey Mathe has a number of degrees in geology including a BSc (Hons) from the University of Zululand, an MSc (Mineral Exploration) from Rhodes University and a PhD from the University of Natal in Durban. He has more than 30 years experience in the mineral exploration and mining industry covering various commodities, including gold, base metals, diamonds, heavy and industrial minerals as well as coal. He is currently Operations Director for Eyesizwe Coal (Pty) Limited, the fourth largest coal producer in South Africa.

Executive Officers

Dr. Marc Watchorn, Chief Executive Officer (52)

Marc Watchorn is a geologist with over 25 years' experience in the international gold sector. After completing 5 years of post-graduate research on the Witwatersrand Basin, he joined Anglo American in 1981 as an exploration geologist and later spent 2 years underground at Vaal Reefs Gold Mine. He was subsequently selected as project leader of a team to review Witwatersrand gold, the results of which provided the foundation for Anglo American's strategy for exploring and evaluating Witwatersrand deposits. In 1995, he moved to Abidjan in West Africa, where he became Chief Geologist for the region. He left Anglo American in 2002 after which he undertook an independent review of the Witwatersrand Basin. The results of this study formed the basis for Wits Gold's subsequent negotiations with the SA gold mining companies and resulted in the acquisition of the Wits Gold mineral and Prospecting Rights.

Mr Derek Urquhart, Chief Financial Officer (50)

Derek Urquhart obtained a B Acc degree from the University of Witwatersrand while serving articles with Price Waterhouse and qualified as a Chartered Accountant (SA) in 1980. He later established an auditing practice that was sold in 1991 to acquire a shareholding and to actively participate in the management of Tyco Truck Manufacturers (Pty) Limited ('Tyco'), an importer, manufacturer and distributor of heavy commercial vehicles. After Tyco's subsequent purchase by the Imperial Group, he served as Vice Chairman of the Board of Directors of Tyco until his resignation in 2001 to follow his private business interests. He joined Wits Gold in March 2005.

Mr Hethen Hira, Investor Relations Manager (36)

Hethen Hira obtained his BSc (Hons) degree in Geology at the University of Durban-Westville in 1994 after which he worked as a Scientific Officer at the Council for Geoscience in Pretoria in the Mineral Resources Division. He obtained an MSc (Economic Geology) from Rhodes University and joined West Rand Consolidated Mines ('WRCM') in 1997 where he started the company's regional exploration office in Dundee to investigate the gold deposits of KwaZulu-Natal. He was later tasked with managing the mineral rights for WRCM and its subsidiaries at the head office in Johannesburg. Following its acquisition by Harmony in 1999, he was seconded to the New Business Division and then Corporate Strategy, where he evaluated growth and acquisition opportunities for Harmony. He joined Wits Gold in January 2005.

Mr Dirk Muntingh, Exploration Manager (44)

Dirk Muntingh is an M.Sc graduate of the University of Johannesburg. He started his working career as a geologist with the Regional Mapping Division of the Council for Geoscience after which he joined the Gold Division of Anglo American in 1987. Following two years at Elandsrand Gold Mine he transferred to the New Projects Development Unit, providing specialist input to both gold mining and exploration ventures. He transferred to Anglo's New Mining Business Division in 1997 and became Exploration Manager for Ghana in West Africa. In 1999 he joined AngloGold as Exploration Manager for Australia, based in Perth. He left AngloGold in 2000 to pursue an independent career as a geological consultant and joined Wits Gold in March 2006.

Integrity of directors

Not one of the directors has ever been:

- convicted of an offence resulting from dishonesty, fraud or embezzlement or convicted in any jurisdiction of any criminal offence or any offence under legislation relating to the Companies Act (Act 61 of 1973), as amended ('the Companies Act') and no company of which they were a director or alternate director has so been convicted;
- declared bankrupt, insolvent or sequestrated in any jurisdiction;
- at any time a party to a scheme of arrangement, composition or made any other form of compromise with their creditors;
- found guilty in disciplinary proceedings by an employer or regulatory body, due to dishonest activities;
- disqualified by any court from acting as a director of a company or from acting in the management or conduct of the affairs of any company or been the subject of any public criticisms by statutory or regulatory authorities (including recognised professional bodies);
- involved in any receiverships, compulsory liquidations or creditors voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with creditors generally or any class of creditors of any company (where such person is (or was) a director or alternate director of such company at the time of or within the 12 months preceding such events);
- barred from entry into a profession or occupation; or
- convicted in any jurisdiction of any criminal offence or an offence under legislation relating to the Companies Act.

All of the Directors of Wits Gold have completed and submitted Director's declarations in compliance with Schedule 21 of the Listings Requirements.

Directors' service contracts and restraints of trade

Normal contracts of employment have been entered into with executive directors Dr Marc Watchorn and Mr Derek Urquhart for periods of 2 years from April 2005.

There are restraints of trade, but no payments made to the abovementioned Directors in respect thereof. Furthermore, no payment has been made or is proposed to be made to any Directors and founding Directors of the Company as an inducement to become a Director. There will be no variation of the Directors' emoluments in the foreseeable future as a direct result of the Listing of the Shares on the JSE.

2. APPOINTMENT, QUALIFICATION, REMUNERATION AND BORROWING POWERS OF THE COMPANY

Set out in Annexure 5 to this Prospectus are extracts of the relevant provisions of the articles of association of Wits Gold, regarding:

- the qualification, appointment, terms of office and remuneration of Directors;
- the borrowing powers of Wits Gold exercisable by the Directors. The borrowing powers may be varied by an amendment to the articles of association;
- powers enabling Directors to vote on a proposal, arrangement or contract in which they are materially interested and to vote remuneration to themselves or any member of the Board; and
- retirement of Directors by rotation.

The borrowing powers of the Company have not been exceeded during the past 3 years.

The total aggregate remuneration and benefits expected to be paid to the executive and non-executive Directors of Wits Gold for the year ended 28 February 2007 is set out below:

Name	**Salaries R'000**	**Fees R'000**	**Benefits and bonuses R'000**	**Share incentive bonus R'000**	**Employer contribution to provident fund R'000**	**Total R'000**
Executive directors						
Dr Marcus Watchorn	1 200	–	–	–	–	1 200
Mr Derek Urquhart	1 000	–	–	–	–	1 000
Non-executive directors						
Mr Adam Fleming	–	120	–	–	–	120
Prof. Taole Mokoena	–	100	–	–	–	100
Dr Humphrey Mathe	–	80	–	–	–	80
Total	2 200	300	–	–	–	2 500

Remuneration and benefits for the year ended 28 February 2006 is set out below:

Name	**Salaries R'000**	**Fees R'000**	**Benefits and bonuses R'000**	**Share incentive bonus R'000**	**Employer contribution to provident fund R'000**	**Total R'000**
Executive directors						
Dr Marcus Watchorn	930	–	–	–	–	930
Mr Derek Urquhart	732	–	–	–	–	732
Non-executive directors						
Mr Adam Fleming	–	70	–	–	–	70
Prof. Taole Mokoena	–	60	–	–	–	60
Dr Humphrey Mathe	–	50	–	–	–	50
Total	1 662	180	–	–	–	1 842

Remuneration and benefits for the year ended 28 February 2005 is set out below:

Name	**Salaries R'000**	**Fees R'000**	**Benefits and bonuses R'000**	**Share incentive bonus R'000**	**Employer contribution to provident fund R'000**	**Total R'000**
Executive directors						
Dr Marcus Watchorn	706	–	–	–	–	706
Mr Derek Urquhart	–	–	–	–	–	–
Non-executive directors						
Mr Adam Fleming	–	15	–	–	–	15
Prof. Taole Mokoena	–	15	–	–	–	15
Dr Humphrey Mathe	–	15	–	–	–	15
Total	706	45	–	–	–	751

Remuneration and benefits for the year ended 28 February 2004 is set out below:

Name	Salaries R'000	Fees R'000	Benefits and bonuses R'000	Share incentive bonus R'000	Employer contribution to provident fund R'000	Total R'000
Executive Directors						
Dr Marcus Watchorn	557	–	–	–	–	557
Mr Derek Urquhart	–	–	–	–	–	
Non-executive directors						
Mr Adam Fleming	–	–	–	–	–	–
Prof. Taole Mokoena	–	–	–	–	–	–
Dr Humphrey Mathe	–	–	–	–	–	–
Total	557	–	–	–	–	557

No amounts have been paid to Directors in respect of bonuses and performance related payments, expense allowances, commission, gain or profit-sharing arrangements.

No awards or options have been granted to the Directors to acquire Shares. As at the date of this Prospectus there is no share purchase or option scheme in place for any of the employees of Wits Gold.

No fees have been paid, accrued or are proposed to be paid by Wits Gold to any third party in lieu of Directors' fees.

Further details of the Directors' remuneration and service agreements and other directorships held in the previous 5 years are set out in Annexure 4 to this Prospectus.

3. DIRECTORS' INTERESTS

The Directors held the following direct and indirect interest in Shares at the date of this Prospectus:

Name	Direct beneficial	Direct non-beneficial	Indirect beneficial	Indirect non-beneficial	Total	Percentage of issued share capital
Executive directors						
Dr Marcus Watchorn	–	–	1 015 698	–	1 015 698	4.12
Mr Derek Urquhart	–	–	118 198	–	118 198	0.48
Non-executive directors						
Mr Adam Fleming	–	–	2 500 000	–	2 500 000	10.14
Prof. Taole Mokoena	–	–	432 400	–	432 400	1.75
Dr Humphrey Mathe	–	–	429 000	–	429 000	1.74
Total	–	–	4 495 296	–	4 495 296	18.23

Save as disclosed in 7.7 of Part C of this Prospectus, none of the Directors of the Company has had:

(a) any material interest, direct or indirect, in any transaction entered into by the Company during the current or immediately preceding financial year or in any earlier period, that remain in any respect outstanding or unperformed.

(b) any material beneficial interest, direct or indirect, in the promotion of the Company or in any property acquired or proposed to be acquired by the Company out of the proceeds of the Offer or any other issue in the 3 years preceding the date of this Prospectus and no amount has been paid during this period, or is proposed to be paid.

4. CORPORATE GOVERNANCE

Commitment

The Board is committed to the principles of diligence, honesty, integrity, transparency, accountability, responsibility and fairness. The Directors accept full responsibility for the application of these principles to ensure that the principles of good corporate governance are effectively practiced throughout Wits Gold. Furthermore, the Board understands and accepts its responsibility to the shareholders of Wits Gold and endeavours to ensure that Wits Gold conducts its business in the best interests of these shareholders.

Approach

In discharging its commitment to the practice of good corporate governance within Wits Gold, the Board intends to apply, in so far as is reasonable in the circumstances, the Code as set out in the second King Report on Corporate Governance ('King Code'). The Board's approach to implementing the King Code is based on the broad spirit of the code, increased shareholder awareness and prompt and open communication. Although the Directors are committed to and support the King Code, they have not yet fully applied the King Code. The Company has only 2 independent non-executive directors and the chairperson is not independent. The Directors are of the opinion that due to the early stage of operations of Wits Gold, the current size and composition of the board is appropriate in the circumstances. Over time the Directors will endeavour to be fully compliant with the King Code.

Chairperson and Chief Executive Officer

The Board is chaired by Adam Fleming, a non-executive Director, although he is not regarded as an independent director in terms of the Listings Requirements. The Chairperson is responsible for providing leadership to the Board, and overseeing its efficient operation. He is intimately involved in planning the strategic future of the Company and has also been tasked with ensuring effective corporate governance practices.

The Chief Executive Officer, Dr Marc Watchorn, is responsible for formulating, implementing and maintaining the strategic direction of Wits Gold, as well as ensuring that the day-to-day affairs of Wits Gold are appropriately supervised and controlled.

Board

The Board consists of 2 executive Directors and 3 non-executive Directors, 2 of whom are independent.

The Board's responsibilities include providing Wits Gold with clear strategic direction, ensuring that there is adequate succession planning at senior levels, reviewing operational performance and management, reviewing policies and processes that seek to ensure the integrity of Wits Gold's risk management and internal controls and overseeing Director selection, orientation and evaluation.

The Board has defined levels of materiality through a written delegation of authority that sets out decisions the Board wishes to reserve for itself. The delegation will be regularly reviewed and monitored.

Non-executive Directors bring an independent view to the Board's decision making. As a group, they have and will continue to exert significant influence at the meetings.

None of the Directors has fixed terms of appointment and all the Directors are subject, by rotation, to retirement and re-election by shareholders at least every 3 years, in accordance with Wits Gold's articles of association.

Generally, Directors have been and will be nominated based on their calibre, credibility, knowledge, experience, impact they are expected to have, and time and attention they can devote to the role. The remuneration and nomination committee is responsible for vetting the individuals proposed for directorship and making recommendations to the full Board for approval. Before nomination, appropriate background checks will be performed on proposed new Directors. New Directors are taken through a formal orientation programme to induct them in taking fiduciary duties and responsibility and to familiarise them with Wits Gold's operations, senior management and business environment.

The Board meets at least 4 times a year, with additional meetings called if necessary or desirable. Information relevant to a meeting is supplied on a timely basis to the Board, ensuring Directors can make reasoned decisions. The Directors have unrestricted access to information about Wits Gold and its management and, where appropriate, may seek independent professional advice on matters concerning the affairs of Wits Gold, at Wits Gold's expense.

Board committees

Certain functions of the Board have been delegated to committees which will operate within agreed terms of reference approved by the Board. The effectiveness of the committees is reviewed annually by the Board, based on a self evaluation done by each committee of the degree to which they have fulfilled their terms of reference.

Audit and risk management committee

The audit and risk management committee consists of at least 2 non-executive Directors, both of whom are independent. The current members of the audit and risk management committee are Dr Humphrey Mathe (chairperson) and Prof. Taole Mokoena and Mr Brian Dowden (a Chartered Accountant).

This committee meets at least 4 times a year and is responsible for assisting the Board in fulfilling its responsibilities in respect of financial reporting issues, internal and external audit management, ensuring compliance with laws and regulations, risk management and development/maintenance of an effective internal control system.

Committee members have unrestricted access to information and management of Wits Gold and, where appropriate, may seek the advice of independent professionals on matters concerning the affairs of Wits Gold, at the expense of Wits Gold.

The audit and risk management committee sets the principles for recommending the use of the external auditors for non-audit purposes, that include:

- tax services;
- corporate restructuring;
- merger and acquisition advice; and
- training.

Remuneration and nomination committee

The remuneration and nomination committee consists of at least 2 non-executive Directors, both of whom are independent. The current members of the audit and risk management committee are Prof. Taole Mokoena (Chairperson), Dr Humphrey Mathe and Mr Brian Dowden (a Chartered Accountant).

The remuneration and nomination committee meets at least once a year and is responsible for assisting the Board in fulfilling its responsibilities in respect of maintaining an appropriate remuneration strategy, ensuring Wits Gold's Directors and senior executives are fairly rewarded, providing for succession planning, assessing the effectiveness of the composition of the Board and evaluating the Board's and individual Directors' performances.

The remuneration strategy is aimed at ensuring that levels of remuneration are sufficient to attract, retain and motivate executives and, where appropriate, aimed at aligning the executives' interests with those of shareholders. The current remuneration of management is based solely upon market-related salary packages.

In setting and approving remuneration levels and structures, the committee makes comparisons to remuneration paid by other companies in the same industry or similar industries, taking into account differing levels of responsibility, performance and complexity. The committee also obtains advice from specialist remuneration consultants as and when needed and considers remuneration levels for other executives and staff of Wits Gold.

Share dealing

Following the Listing of the Company, the Board will implement a share dealing policy, under which the Directors, officers and defined employees will not be permitted to deal in the Shares during a closed period preceding the announcement of Wits Gold's financial results or during other sensitive periods.

Directors will be required to obtain written clearance from the Chairperson before dealing in the Shares. If the Chairperson wishes to deal in the Shares, the Chairperson will require the written permission of the Chairperson of the audit and risk management committee.

In terms of the Listings Requirements, any Share dealings by Directors are required to be published within 48 hours on SENS. A register of Share dealings by Directors will be maintained by the Company Secretary and reviewed by the Board on a quarterly basis.

Conflict of interest

In terms of Company policy, all Directors and Executive Managers are required to sign, annually, a declaration that they are not aware of any conflicts of interest that may exist as a result of their interest or association with any other company, except as disclosed, setting out for record-keeping purposes all business-related interests they have. As soon as a Director becomes aware of any conflict of interest, he is required to disclose such conflict immediately and is precluded from voting on conflicted matters.

Company secretary

The Company Secretary will, on an ongoing basis, play an important role in assisting the Company in complying with statutory regulations and the King Code, the induction of new Directors, tabling information on relevant regulatory and legislative changes, and giving guidance to the Directors regarding their duties and responsibilities. The Directors have unlimited access to the advice and services of the Company Secretary.

Internal control and risk management

Wits Gold's system of internal control is designed to manage the risk of failure and can consequently only provide reasonable, not absolute, assurance that foreseen risks are mitigated. Management is accountable to the Board for designing, implementing, monitoring, and integrating the internal controls into, the day-to-day running of Wits Gold.

The internal controls are focused on the efficiency and effectiveness of operations, safeguarding Wits Gold's assets, legal and regulatory compliance, business sustainability, reliable reporting and responsible behaviour towards shareholders.

A comprehensive review and testing process to check whether Wits Gold is maintaining adequate and effective systems of internal controls has been carried out on an ongoing basis. The Board is of the view that current controls are adequate and effective to mitigate, to an acceptable level, the significant risks faced by Wits Gold.

Shareholder communication

In all communications with shareholders, the Board aims to present a balanced and understandable assessment of Wits Gold's position. This is done through adhering to principles of openness and substance over form and striving to address material matters of significant interest and concern to all shareholders.

The Board will encourage shareholder attendance at general meetings, and where appropriate, will provide full and understandable explanations of the effects of resolutions to be proposed.

Communication with institutional shareowners and investment analysts will be maintained through periodic presentations of financial results, one-on-one visits, trading statements and press announcements of interim and final results, as well as the proactive dissemination of any messages considered relevant to investors.

A. HISTORICAL FINANCIAL INFORMATION OF WITS GOLD

1. BASIS OF PREPARATION

The income statement, balance sheet, statement of changes in equity, cash flow statement and the related notes for the two years ended 28 February 2006 and 2005 have been extracted, without adjustment, from the audited financial statements of Wits Gold. The audited financial statements of Wits Gold have been prepared in accordance with International Financial Reporting Standards ('IFRS') and have been reported on without qualification by KPMG.

The income statement, balance sheet, statement of changes in equity, cash flow statement and the related notes for the period ended 29 February 2004 have been extracted, without adjustment, from the audited financial statements of Wits Gold. The audited statutory financial statements of Wits Gold were prepared in the manner required by the Companies Act and in accordance with IFRS and were reported on without qualification by Harris, Dowden and Fontaine. KPMG performed a review on these results.

The report on the Historical Financial Information is the responsibility of the Directors.

2. INCOME STATEMENTS

The income statements of Wits Gold for the years ended 28 February 2006, 28 February 2005 and the period ended 29 February 2004.

	Notes	Year ended 28 February 2006 R Audited	Year ended 28 February 2005 R Audited	Period ended 29 February 2004 R Reviewed
Revenue		–	–	–
Operating costs	7.10	(5 017 253)	(2 672 459)	(896 279)
Operating loss	7.10	(5 017 253)	(2 672 459)	(896 279)
Interest income		1 885 667	863 853	–
Interest paid		(5 566)	(118 898)	–
Loss for the year/period before taxation		(3 137 152)	(1 927 504)	(896 279)
Taxation	7.11	–	–	–
Loss for the year/period		(3 137 152)	(1 927 504)	(896 279)
Loss and headline loss per share				
Weighted average number of shares in issue	7.18	24 653 106	4 135 097	1 000
Basic loss per share (cents)		12.73	46.61	89 627.90
Diluted weighted average number of shares in issue	7.19	24 991 662	4 135 097	1 000
Diluted loss per share (cents)		23.99	46.61	89 627.90

3. BALANCE SHEET

The balance sheets of Wits Gold as at 28 February 2006, 28 February 2005 and 29 February 2004 are set out below:

	Notes	As at 28 February 2006 R Audited	As at 28 February 2005 R Audited	As at 29 February 2004 R Reviewed
ASSETS				
Non-current assets		18 521 734	15 032 438	–
Equipment	7.1	296 720	196 934	–
Intangible exploration and evaluation assets	7.2	18 225 014	14 835 504	–
Current assets		26 156 486	33 100 726	–
Trade and other receivables		63 310	2 313 524	–
Bank and cash	7.3	26 093 176	30 787 202	–
TOTAL ASSETS		44 678 220	48 133 164	–
EQUITY AND LIABILITIES				
Capital and reserves		43 912 855	44 855 127	(896 269)
Ordinary share capital	7.4	246 531	246 531	10
Share premium	7.4	47 092 879	47 092 879	–
Equity-settled share-based payment reserve	7.6	2 534 380	339 500	–
Accumulated loss		(5 960 935)	(2 823 783)	(896 279)
Current liabilities		765 365	3 278 037	896 269
Shareholders' loan	7.7	–	467 204	896 269
Director's loan	7.7	–	1 051 397	–
Trade and other payables		659 563	281 825	–
Provisions	7.8	105 802	1 477 611	–
Total equity and liabilities		44 678 220	48 133 164	–
Number of shares in issue		24 653 106	24 653 106	1 000
Net asset/(liability) value per share (cents)		178.12	181.95	(89 626.90)
Net tangible asset value per share (cents)		104.20	121.77	–

4. STATEMENTS OF CHANGES IN EQUITY

The statements of changes in equity of Wits Gold for the years ended 28 February 2006, 28 February 2005 and the period ended 29 February 2004 are set out below:

	Ordinary share capital R	Share premium R	Equity settled share-based payment reserve R	Accumulated loss R	Total R
Balance on incorporation	10	–	–	–	10
Loss for the period	–	–	–	(896 279)	(896 279)
Balance at 29 February 2004	10	–	–	(896 279)	(896 269)
Loss for the year (restated)	–	–	–	(1 927 504)	(1 927 504)
Equity settled share based payment (refer to note 7.6)	–	–	339 500	–	339 500
Issue of share capital	246 521	47 092 879	–	–	47 339 400
Balance at 28 February 2005	246 531	47 092 879	339 500	(2 823 783)	44 855 127
Loss for the year	–	–	–	(3 137 152)	(3 137 152)
Equity settled share based payment (refer to note 7.6)	–	–	2 194 880	–	2 194 880
Balance at 28 February 2006	246 531	47 092 879	2 534 380	(5 960 935)	43 912 855

5. CASH FLOW STATEMENTS

The cash flow statements of Wits Gold for the years ended 28 February 2006, 28 February 2005 and the period ended 29 February 2004 are set out below:

	Notes	Year ended 28 February 2006 R Audited	Year ended 28 February 2005 R Audited	Period ended 29 February 2004 R Reviewed
Cash flows from operating activities				
Cash generated by/(utilised in) operating activities	7.13.1	(1 617 693)	(2 880 853)	(896 279)
Interest received		1 885 667	863 853	–
Interest paid		(5 566)	(118 898)	–
Net cash generated by/(utilised in) operating activities		262 408	(2 135 898)	(896 279)
Cash flows from investing activities				
Expenditure to maintain operating capacity				
Equipment acquired		(178 323)	(203 128)	–
Intangible exploration and evaluation assets acquired		(3 389 510)	(14 835 504)	–
Net cash utilised in investing activities		(3 567 833)	(15 038 632)	–
Cash flows from financing activities				
Shares issued		–	246 521	10
Shares premium		–	47 092 879	–
(Decrease)/increase in shareholder's loan		(467 204)	(429 065)	896 269
(Decrease)/increase in director's loan		(1 051 397)	1 051 397	–
Net cash (utilised in)/generated by financing activities		(1 518 601)	47 961 732	896 279
(Decrease)/increase in cash and cash equivalents		(4 824 026)	30 787 202	–
Cash and cash equivalents at beginning of the year/period		30 787 202	–	–
Cash and cash equivalents at end of the year/period	7.13.2	25 963 176	30 787 202	–

6. SIGNIFICANT ACCOUNTING POLICIES

Wits Gold is a company domiciled in South Africa.

6.1 Statement of compliance

The financial statements have been prepared in accordance with IFRS and its interpretations adopted by the International Accounting Standards Board (IASB) and in the manner required by the Companies Act of South Africa.

6.2 Basis of preparation

The financial statements are presented in South African Rands. The financial statements are prepared on the historical cost basis except for financial instruments and equity-settled share-based payments, which are stated at fair value. The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in the directors' report.

The accounting policies adopted are consistent with those of the previous financial year, except that the company has adopted IFRS 2, *Share-based payment*. IFRS 2 is a new standard, which is effective for annual periods beginning on or after 1 January 2005.

IFRS 2 requires the recognition of equity-settled share-based payments at fair value whereas previously no such payments were recognised. In accordance with the transitional provisions of IFRS 2, the standard has been applied retrospectively to all grants of equity instruments after 7 November 2002, that were unvested as of the effective date of the standard. Accordingly the standard therefore applies to share options granted in 2005.

The company has elected to early adopt IFRS 6, *Exploration for and Evaluation of Mineral Resources*, which is effective for periods commencing on or after 1 January 2006.

As the company had always been applying the principals of IFRS 6, the comparative financial statements have not been restated.

6.3 Equipment

Equipment is stated at historical cost less accumulated depreciation and any impairment losses. Depreciation is charged to the income statement on the straight-line method over their estimated useful lives of each part of an item of equipment. The depreciation rates applicable to each category of equipment are as follows:

Furniture and fittings	16,67%
Office equipment	16,67%
Computer equipment	33,33%

6.4 Taxation

Taxation comprises of current and deferred tax.

Current tax comprises tax payable calculated on the basis of the expected taxable income for the year, using the tax rates enacted or substantially enacted at the balance sheet date, and any adjustment of tax payable for previous years.

Deferred tax is provided using the balance sheet liability method. Full provision is made for all temporary differences between the tax base of an asset or liability and its balance sheet carrying amount. Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it related to items previously charged or credited directly to equity. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using the tax rates enacted or substantially enacted at balance sheet date.

Assets are not raised in respect of the deferred taxation on assessed losses unless it is probable that future taxable profits will be available against which the deferred tax asset can be realised in the foreseeable future.

6.5 Provisions

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation. Where the effect of discounting is material, provisions are determined by discounting the expected future cash flows. The discounted rate used is a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

The amount recognised as a provision is the best estimate at the balance sheet date of the expenditure required to settle the obligation.

6.6 Financial instruments

Initial recognition

Financial instruments are initially recognised when the company becomes party to the contractual terms of the instrument, and they are all recognised on the company's balance sheet.

Measurement

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below.

Trade and other receivables

Trade and other receivables are stated at cost less impairment losses.

Cash and cash equivalents

Cash and cash equivalents are measured at fair value at balance sheet date.

Financial liabilities

The company's principal financial liabilities are loans and trade and other payables.

Trade and other payables

Trade and other payables have no fixed maturity and are, subsequent to initial recognition, measured at amortised cost.

Loans

Loans are recognised at amortised cost, comprising original debt less principal payments and amortisations.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of financial instruments that are not part of a hedging relationship are included in net profit or loss in the year in which the change arises.

Offset

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the company has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

6.7 Intangible exploration and evaluation assets

Prospecting rights

Exploration and evaluation costs, including the costs of acquiring prospecting rights and directly attributable exploration expenditure, are capitalised as intangible exploration and evaluation assets on a project-by-project basis, pending determination of the technical feasibility and commercial viability. The capitalised costs are presented as intangible exploration and evaluation assets as a result of the nature of the assets acquired.

The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven reserves are determined to exist. Upon determination of proven reserves intangible exploration and evaluation assets attributable to those reserves are first tested for impairment and then reclassified from intangible exploration and evaluation assets to other appropriate categories of non-current assets. Amortisation of these assets commences once these assets are appropriately reclassified and are in commercial production.

Intangible exploration and evaluation assets are as a result not amortised.

Intangible exploration and evaluation assets are assessed for impairment based on the policy provided in 6.8. However, additional guidance as provided by IFRS 6 is used to determine indicators of impairment. These include:

- The period to explore granted in terms of the prospecting rights acquired has expired during the period; will expire in the near future; or is not expected to be renewed;
- Further exploration on the projects are neither budgeted nor planned for in the near future;
- A decision was made not to develop a project; and

There is an indication that the carrying amount of the intangible exploration and evaluation assets is unlikely to be recovered in full form a successful development or the sale of the project.

If a project is abandoned, the related costs are expensed in the income statement immediately.

6.8 Impairment

The carrying amounts of the company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated. The recoverable amount is the higher of its net selling price and its value in use.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

For an asset that does not generate cash inflows that are largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised in the income statement whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years.

6.9 Share-based payment

Where share-based payments have been made by the company, the valuation of the respective services received are accounted for on the following basis:

Employee services received

The fair value of these services is measured on grant date based on the difference between the fair value of the shares issued and any amount the employee pays for the shares. The expense is recognised in the income statement when it vests and a corresponding amount is credited to an equity-settled share-based payment reserve, which forms part of the company's equity.

Corporate advisory services received

The fair value of these services is based on an estimation of the amount of work undertaken during the respective financial years and at market values of similar services. The expense is recognised over the period of the services. These amounts are expensed in the income statement and corresponding amounts are credited to an equity-settled share-based payment reserve account which forms part of the company's equity.

6.10 **Operating lease**

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

6.11 **Interest**

Interest expense comprises interest payable on borrowings calculated using the effective interest rate method.

Interest income is recognised in the income statement as it accrues, using the effective interest method.

7. NOTES TO THE FINANCIAL STATEMENTS

7.1 Equipment

	Cost R	Accumulated depreciation R	Net book value R
2006			
Owned assets			
Furniture and fittings	156 110	(16 334)	139 776
Office equipment	31 312	(5 502)	25 810
Computer equipment	194 029	(62 895)	131 134
	381 451	(84 731)	296 720
2005			
Owned assets			
Furniture and fittings	37 592	(116)	37 476
Office equipment	21 087	(955)	20 132
Computer equipment	144 449	(5 123)	139 326
	203 128	(6 194)	196 934
2004			
Owned assets			
Furniture and fittings	–	–	–
Office equipment	–	–	–
Computer equipment	–	–	–
	–	–	–

The carrying amounts of equipment can be reconciled as follows:

	Carrying value at beginning of year R	Additions R	Depreciation R	Carrying value at end of year R
2006				
Owned assets				
Furniture and fittings	37 476	118 518	(16 218)	139 776
Office equipment	20 132	10 225	(4 547)	25 810
Computer equipment	139 326	49 580	(57 772)	131 134
	196 934	178 323	(78 537)	296 720
2005				
Owned assets				
Furniture and fittings	–	37 592	(116)	37 476
Office equipment	–	21 087	(955)	20 132
Computer equipment	–	144 449	(5 123)	139 326
	–	203 128	(6 194)	196 934

There have been no major changes in the nature of the equipment or any changes in policy regarding the use thereof.

7.2 **Intangible exploration and evaluation assets**

	Carrying value at beginning of year R	Additions R	Carrying value at end of year R
2006			
Mineral rights			
Intangible exploration and evaluation assets	14 835 504	3 389 510	18 225 014
2005			
Mineral rights			
Intangible exploration and evaluation assets	–	14 835 504	14 835 504
2004			
Prospecting rights	–	–	–

Included in prospecting rights are directly attributable exploration expenditure capitalised relating to legal fees, consulting geologists' fees and a portion of salaries; as well as acquired prospecting rights (refer note 7.14).

7.3 **Bank and cash**

	2006 R	2005 R	2004 R
Bank and cash comprise:			
– Bank balances	25 958 642	30 787 202	–
– Petty cash	4 534	–	–
Cash and cash equivalents per cash flow statement	25 963 176	30 787 202	–
– Restricted cash provided as security for guarantees issued by the bank	130 000	–	–
	26 093 176	30 787 202	–

Included in bank and cash is an amount of R130 000 (2005 – Rnil), which has been ceded as security to cover guarantees issued by the company's bankers in favour of the Department of Minerals and Energy.

7.4 **Ordinary share capital**

		Par value R/share	Number of shares	Share capital R	Share premium R	Total R
Share capital – authorised						
Incorporation at par		1,00	1 000	1 000	–	1 000
Subdivision	14/05/2004	0,01	100 000	1 000	–	1 000
Increase of shares authorised	20/10/2004	0,01	50 000 000	500 000	–	500 000
Share capital – issued						
Incorporation at par		1,00	10	10	–	10
Subdivision	14/05/2004	0,01	1 000	10	–	10
Issue at premium of R199.99	20/08/2004	0,01	87 500	875	17 499 125	17 500 000
Issue at no premium	20/08/2004	0,01	11 500	115	–	115
Issue at no premium	14/12/2004	0,01	19 900 000	199 000	–	199 000
Issue at premium of R6.36	20/12/2004	0,01	4 607 581	46 076	29 304 215	29 350 291
Issue at premium of R6.36	28/02/2005	0,01	45 525	455	289 539	289 994
			24 653 106	246 531	47 092 879	47 339 410

Details of shares issued

- On 14 May 2004, Wits Gold subdivided its ordinary share capital into 1 000 Shares with a par value of R0.01 each.
- On 20 August 2004, Wits Gold issued 87 500 Shares to Hardybay Group Limited, Continental Africa Gold Resources Consortium (Pty) Limited and Tranter Investments (Pty) Limited at a subscription price of R200.00, being the nominal par value of each such share of R0.01 per share plus a premium of R199.99, representing 88.5% of the issued share capital at that time. These shares were issued to create an appropriate capital structure for the Company
- On 20 August 2004, Wits Gold issued 11 500 Shares to Hengilcon Secretarial Services (Pty) Limited and Basfour 2798 (Pty) Limited at a subscription price of R0.01, being the nominal par value of each such share, representing 11.5% of the issued share capital at that time. These shares were issued to create an appropriate capital structure for the Company
- On 14 December 2004, Wits Gold issued 19 900 000 Shares to the above five entities at a subscription price of R0.01, being the nominal par value of each such share, representing 99.5% of the issued share capital at that time. These shares were issued to create an appropriate capital structure for the Company
- On 20 December 2004, Wits Gold issued 4 607 581 Shares to various entities and nominee companies, representing approximately 170 beneficial shareholders, at a subscription price of R6.37, being the nominal par value of each such share of R0.01 per share plus a premium of

R6.36, representing 18.7% of the issued share capital at that time. These shares were issued to provide the Company with working capital

- On 28 February 2005, Wits Gold issued 45 525 Shares to various nominee companies, representing approximately five beneficial shareholders, at a subscription price of R6.37, being the nominal par value of each such share of R0.01 per share plus a premium of R6.36, representing 0.2% of the issued share capital at that time. These shares were issued to provide the Company with working capital.

7.5 Employees shareholding

Included in the share issue on 14 December 2004 are 500 000 Shares that have been set aside for Company employees. The Shares have been issued to a nominee company which is not under the control of the Company or its Directors, namely Harris Dowden and Fontaine, a South African firm of Chartered Accountants. As at 28 February 2006, 199 900 (2005 – Rnil, 2004 – Rnil) of these Shares had been allocated to employees, leaving 300 100 for future allocations.

7.6 Equity-settled share-based payment reserve

The adoption of IFRS 2 during the year, resulted in a change in the accounting policy with respect to the treatment of equity-settled share-based payment. Previously, equity-settled share-based payment transactions were not recognised, whereas now an expense is recognised for the employee and corporate advisory services received, and a corresponding equity-settled share-based payment reserve is raised in the balance sheet.

The company adopted IFRS 2 because it became effective for period commencing 1 January 2005. The change in accounting policy was accounted for retrospectively in accordance with the transitional provisions of IFRS 2 and accordingly the 2005 comparative financial statements have been restated. The accumulated loss at 29 February 2004 was not restated as no equity-settled share-based payment transactions took place during the 2004 year. The effect of the adoption of IFRS 2 is as follows:

	2006 **R**	2005 (Restated) R
The equity-settled share-based payment reserve is analysed as follows:		
Balance at beginning of year	**339 500**	–
Services rendered by employees	**239 880**	–
Services rendered by corporate advisors	**1 955 000**	339 500
	2 534 380	339 500

For 2005, the equity-settled share-based payment resulted in an increase in the loss for the year of R339 500. The balance sheet at 28 February 2005 has been restated to reflect the recognition of a equity-settled share-based payment reserve of R339 500. The effect of the equity-settled share-based payment on loss per share is 8.2 cents decrease in loss per share and diluted loss per share 1.1 cents decrease in diluted loss per share.

For 2006, the impact of equity-settled share-based payment is a net charge to the income statement of R2 194 880. At 28 February 2006 the equity-settled share-based payment reserve in the balance sheet amounted to R2 534 380. The effect of the equity-settled share-based payment on loss per share is 8.9 cents decrease in loss per share and diluted loss per share 11.5 cents decrease in diluted loss per share.

7.7 Related party transactions

Operating lease

The Company rents office accommodation from Johannesburg Land Company (Proprietary) Limited in which Mr Adam Fleming, the non-executive chairman of Wits Gold, has an interest. The agreement was entered into at market related rates. Rental paid in terms of the agreement for the year ended 28 February 2006 was R155 164 (2005 – R10 653 representing two months, 2004 – Rnil).

	As at 28 February 2006 R Audited	As at 28 February 2005 R Audited	As at 29 February 2004 R Reviewed
Shareholders' loan			
Hardybay Group Limited	–	467 204	–
Mr Adam Fleming	–	–	896 269
	–	467 204	896 269
Director's loan			
A R Fleming	–	1 051 397	–

The loans were unsecured, bore interest at 3% per annum (equivalent to the inter-bank rate in the United Kingdom) and have been repaid in full as at 28 February 2006.

The borrowings arose to facilitate the start of exploration activities.

Key personnel

Directors' emoluments paid – refer to note 10.

7.8 **Provisions**

	Capital raising cost R	Other R	Total R
Balance at 1 March 2004	–	–	–
Provisions made during the year	1 311 500	166 111	1 477 611
Balance at 28 February 2005	1 311 500	166 111	1 477 611
Provisions utilised during the year	(1 311 500)	(166 111)	(1 477 611)
Provisions made during the year	–	105 802	105 802
Balance at 28 February 2006	–	105 802	105 802

Included in other provisions for the current year is leave pay.

7.9 **Commitments**

	As at 28 February 2006 R Audited	As at 28 February 2005 R Audited	As at 29 February 2004 R Reviewed
Operating lease commitments			
Future operating lease charges for premises			
Payable within 1 year	150 275	93 016	–
Payable later than 1 year but not later than 5 years	146 793	199 248	–
	297 068	292 264	–

Monthly operating lease charges escalate at a rate of 8% annually and are straight-lined over the period of the lease.

7.10 **Operating loss**

	Year ended 28 February 2006 R Audited	Year ended 28 February 2005 R Audited	Period ended 29 February 2004 R Reviewed
Operating loss is arrived after taking into account:			
Expenditure			
Auditors' remuneration	114 316	75 000	5 000
– audit fee	90 000	75 000	5 000
– prior year under provision	24 316	–	–
Depreciation			
– equipment	78 537	6 194	–
Directors' emoluments			
Executives	1 069 171	176 178	556 886
– managerial remuneration	1 643 671	706 178	556 886
– equity settled share based payments	123 000	–	–
– less amounts capitalised to intangible exploration and evaluation assets	(697 500)	(530 000)	–
Non-executives			
– for services as directors	180 000	45 000	–
Personnel expenses	286 476		
– salaries	870 468	–	–
less amounts capitalised to intangible exploration and evaluation assets	(583 992)	–	–
Lease rentals – premises	155 164	10 653	3 848
Legal fees	78 056	119 171	7 781
Equity settled share-based payments	2 071 880	339 500	–
– corporate advisors	1 955 000	339 500	–
– employees	116 880	–	–

7.11 **Taxation**

The company does not have a current tax expense as the company has an estimated tax loss of R742 152 (2005 – R472 649, 2004 – R896 729).

Deferred tax

The company does not have a deferred tax charge as the company is still in the exploration phase and it is uncertain whether there will be adequate future taxable profits available against which the deferred tax asset can be utilised.

7.12 **Comparative figures**

28 February 2005

The figures for the year ended 28 February 2005 have been restated to account for the value of a share based transaction in terms of IFRS 2. An amount of R339 500 has been the expensed in the Income Statement and a corresponding amount has been credited to a Reserve forming part of the Company's Capital and Reserves. This amount relates to Corporate Advisory services provided to the Company during the Private Placement of shares.

29 February 2004 figures

The figures for the period ended 29 February 2004 are for the period 11 December 2002 (date of incorporation) to 29 February 2004.

7.13 **Notes to the cash flow**

	Year ended 28 February 2006 R Audited	Year ended 28 February 2005 R Audited	Period ended 29 February 2004 R Reviewed
7.13.1 ***Cash utilised in operating activities***			
Loss for year/period before taxation	(3 137 152)	(1 927 504)	(896 279)
Adjustments for:			
Depreciation	78 538	6 194	–
Share based transactions	2 194 880	339 500	–
Interest income	(1 885 667)	(863 853)	–
Interest expense	5 566	118 898	–
Increase in restricted cash	(130 000)	–	–
(Decrease)/increase in provisions	(1 371 809)	1 477 611	–
	(4 245 645)	(849 154)	(896 279)
Movement in working capital			
Decrease/(increase) in trade and other receivables	2 250 214	(2 313 524)	–
Increase in trade and other payables	377 738	281 825	–
	(1 617 693)	(2 880 853)	(896 279)
7.13.2 ***Cash and cash equivalents***			
Cash and cash equivalents consist of unrestricted cash on hand and balances with banks (refer to note 7.3):	25 963 176	30 787 202	–

7.14 **Acquisition of prospecting rights**

The company acquired prospecting rights from AGL, GFL and Harmony JV. In terms of the acquisition agreements should the company proceed with the construction of a mine on the land to which these prospecting rights attach, then the respective seller of those prospecting rights has an option to participate up to a 40% beneficial interest in that mine.

7.15 **Equity-settled share-based payment**

7.15.1 ***Share options granted for advisory services received***

The company has entered into an agreement whereby Fleming Family & Partners Advisory Limited (FF&P) and J P Morgan Equities Limited ('JPMorgan') were engaged to act as corporate advisors and global coordinators/transactional sponsor respectively to the company in relation to the initial private placement and the listing of the Company's shares. In terms of the agreements:

- FF&P was granted the following options to acquire shares in the 2005 financial year:
  - 500 000 shares at R6.37 per share on the successful completion of a private placement of Shares. This option can be exercised at any time after the date of the successful Listing of the company on the JSE, but not later than 2 years from this date. Should FF&P realise a profit greater than US$4.5 million on the sale of the Shares, 50% of the excess profit will be payable to the Company; and
  - 200 000 shares at R31.85 per share on the successful completion of the Listing of the company's on the JSE Limited, a secondary Listing on a North American stock

exchange and a capital raising transaction in 2007. This option can be exercised at any time after the capital raising in 2007 but not later than 2 years from this date. Should FF&P realise a profit greater than US$3 million on the sale of the Shares, 50% of the excess profit will be payable to the Company

and

- JPMorgan has been granted, subject to the Listings Requirements, the following options to acquire shares in lieu of fees:
  - 500 000 shares at R6.37 per share on the successful completion of the Listing of the company on the JSE. In accordance with section 5.127 of the Listings Requirements this option can be exercised at any time after the date of the successful Listing of the Company but these Shares must be held for a period of 2 years following the Listing Date. Should JPMorgan realise a profit greater than US$4.5 million on the sale of the Shares, 50% of the excess profit will be payable to the Company; and
  - 200 000 shares at R31.85 per share on the successful completion of a secondary listing on a North American stock exchange and a capital raising transaction in 2007. This option can be exercised at any time after the capital raising in 2007 but not later than 2 years from this date. Should JPMorgan realise a profit greater than US$3 million on the sale of the Shares, 50% of the excess profit will be payable to the Company.

Details of the share options outstanding during the year are as follows:

	28 February 2006		28 February 2005		29 February 2004	
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding at the beginning of the year	700 000	13.65	–	–	–	–
Granted during the year	700 000	13.65	700 000	13.65	–	–
Outstanding at the end of the year	1 400 000	13.65	700 000	13.65	–	–

The company recognised a total expense of R1 955 000 (2005 – R339 500) related to these equity-settled share-based payment transactions (refer to note 7.6 and 7.10).

7.15.2 ***Shares issued for employee services received***

During the year the employees were granted shares, without any service conditions.

The fair value of the employee services rendered was measured by reference to the fair value of the company at 31 October 2005. This fair value was determined by a company directors' valuation of the company as it is currently an unlisted entity.

The company recognised a total expense of R239 880 (2005 – Rnil) related to these equity-settled share-based payment transactions (refer to note 7.6 and 7.10).

7.16 Capital commitments and contingent liabilities

There are no capital commitments or contingent liabilities.

7.17 Financial instruments

The company's exposure to credit, interest rate and currency risks arises in the normal course of the company's business.

Credit risk

The company is currently not exposed to any significant credit risk.

Currency risk

The company is currently not exposed to any significant currency risk.

Interest rate risk

The company is exposed to interest rate risk on its cash balances (refer to note 7.3). The call account bears fixed interest at 6.85% and has no maturity date.

Fair values

The fair values of all financial instruments are substantially identical to carrying amounts reflected in the balance sheet.

7.18 Loss per share and headline loss per share

The calculation of loss per ordinary share and headline loss per ordinary share is based on:

- Weighted average of 24 653 106 (2005 – 4 135 097, 2004 – 1 000) shares outstanding during the year; and
- Net loss attributable to ordinary shareholders of R3 137 152 (2005 – R1 927 504, 2004 – R896 279)).

Post balance sheet events

The company plans to list its shares on the JSE Limited stock exchange during April 2006 and plans to issue 400 000 shares. The effect of the additional shares on the loss per share and headline loss per share is a decrease of 0.21 cent in the loss per share and headline loss per share

7.19 Diluted loss per share

The calculation of diluted loss per Share at 28 February 2006 was based on loss attributable to ordinary shareholders of R5 994 295 (2005 – R1 927 504) and a weighted average number of ordinary Shares outstanding during the year ended 28 February 2006 of 24 991 662 (2005 – 4 135 097).

Loss attributable to ordinary shareholders (diluted)

	2006 R	2005 R
Loss attributable to ordinary shareholders	**(3 137 152)**	(1 927 504)
After-tax effect of future equity-settled share-based payment transactions	**(2 857 143)**	–
Profit attributable to ordinary shareholders (diluted)	**(5 994 295)**	(1 927 504)

Weighted average number of ordinary shareholders (diluted)

Weighted average number of ordinary shareholders	**24 653 106**	4 135 097
Effect of future equity-settled share-based payment transactions	**338 556**	–
Weighted average number of ordinary shareholders (diluted)	**24 991 295**	4 135 097

The share options granted relating to the succesful listing of the company locally and internationally were excluded from the calculation of the diluted loss per share as they are anti-dilutive. They could, however, be dilutive in the future.

The key assumptions and the approach to determine the diluted weighted average number of ordinary shares are:

Assumptions	How determined
Average market price	The proposed initial listing price of the shares was discounted by 25% as the company is not a listed company. The diluted loss per share for 2005 was also based on this assumption.
Fair value of the future equity-settled share-based payment transactions	The fair value was based on the value of the work performed until 28 February 2006, adjusted for additional requirements by the international markets.

Any significant changes in these assumptions could change the diluted loss per share.

7.20 **Dividends per share**

No dividends have been declared or paid during the years and period under review.

7.21 **Directors' emoluments**

Details of Directors' emoluments are set out in note 7.10 of this Part C and paragraph 2 of Part B of this Prospectus.

7.22 **Post balance sheet events**

The Directors of Wits Gold are not aware of any material changes that have taken place in the financial position or nature of the Company between 28 February 2006 and the date of this report, other than those set out in the Prospectus.

7.22 **Segmental information**

Wits Gold is in the gold mining sector only, thus no segmental report has been prepared.

7.23 **Directors commentary**

29 February 2004

During this initial phase of the development of the Company, a regional review of the Witwatersrand Basin was undertaken using data mainly in the public domain. This study was aimed at identifying the broad geological controls on gold mineralisation, particularly in areas outside the existing mining leases. Based on the results of this exercise, the respective owners of the 'old order' mineral rights were approached with a view to acquiring their rights in three priority areas, adjacent to the Southern Free State, Klerkdorp and Potchefstroom Goldfields. By the end of the financial year, the subsequent negotiations had largely been completed with major companies Gold Fields, AngloGold Ashanti as well as the ARMGold-Harmony Freegold Joint Venture.

28 February 2005

Agreements to acquire the 'old order' mineral rights were signed with the three major gold companies in late March 2003, shortly before the implementation of the Mineral and Petroleum Resources Development Act (MPRDA). Under this legislation the Company as the holder of 'old order' rights was obliged to apply to the Department of Minerals & Energy (DME) for their conversion into 'new order' Prospecting Rights. This application process commenced during the year in addition to which the Company successfully completed the private placement of 4 653 106 shares, raising R29 640 285 million.

As a condition of the legal agreements with the gold majors, Wits Gold also acquired all of the historical exploration data relating to the areas covered by 'old order' mineral rights. Most of this information was in paper format that needed to be converted into electronic databases for manipulation and representation using modern computer software. This task was initiated and largely completed during the year.

28 February 2006

By May 2005 the Company had submitted six applications for 'new order' Prospecting Rights to the DME. These applications related to the original mineral rights acquired from the gold majors, whilst a further three applications were subsequently submitted to the DME in order to consolidate the Company's mineral holdings in the various goldfields. By the end of the financial year, Wits Gold had been granted the six Prospecting Rights covering an area of 79,791 Ha. The remaining three applications over an area of 11,248 Ha have been accepted by the DME, although a decision regarding their award is currently pending.

Using a number of external consultants, the Company undertook a series of geological reviews of the areas covered by the Prospecting Rights and the associated applications. This geological information has been used by independent consultants to produce an estimate of the contained gold and uranium resources to which the Company now has legal title. Snowden Mining Industry Consultants Pty Limited ('Snowden') based in Perth, Western Australia has audited these estimates and has reported them within the Prospecting Rights granted to Wits Gold. Snowden, in association with Camden Geoserve, has prepared the Competent Person's Report on the Company's assets.

Intangible exploration and evaluation assets and going concern

The company's financial statements have been prepared on the assumption that the company will continue as a going concern. The company is in its early stages of its exploration activities and plans to continue with these for the foreseeable future. Exploration and evaluation expenditure has been deferred on the balance sheet in terms of the disclosed accounting policy. The company is currently not generating revenue, and will continue to capitalise exploration and evaluation expenditure until the expenditure is reasonably capable of being fully recoverable from a successful development of the specific area or alternatively by its sale. This could take a number of years.

Due to the inherent risk in the nature of exploration activities, there is uncertainty regarding the carrying value of the company's exploration expenditure. To meet its ongoing obligations and maintain its operations the company will periodically seek to raise additional equity funding which will be premised on the exploration results and the contingent further exploration plans. This will be in the form of the issue of additional company shares both to local and international markets.

B. UNAUDITED PRO FORMA FINANCIAL INFORMATION OF WITS GOLD

The unaudited pro forma income statement and balance sheet of Wits Gold before and after the Offer are set out below. The unaudited pro forma income statement and balance sheet have been presented for illustrative purposes only and because of their nature may not give a fair reflection of Wits Gold's results, financial position and changes in equity after the Offer. It has been assumed for purposes of the pro forma financial information that the rights offer took place with effect from 1 March 2005 for income statement purposes and 28 February 2006 for balance sheet purposes. The directors of Wits Gold are responsible for the preparation of the unaudited pro forma income statement and balance sheet.

Assumptions: It has been assumed that the Offer will be subscribed for in full and 400 000 Shares represents the minimum subscription.

Unaudited pro forma income statement

	Before[1] Audited R	Adjustments R	After the offer Pro forma R
Revenue			
Operating costs	(5 017 253)	–	(5 017 253)
Operating loss	(5 017 253)	–	(5 017 253)
Interest income	1 885 667	–	1 885 667
Interest expense	(5 566)	–	(5566)
Loss for the year before taxation	(3 137 152)	–	(3 137 152)
Taxation	–	–	–
Loss for the year	(3 137 152)	–	(3 137 152)
Weighted average number of Shares in issue	24 653 106	400 0002	25 053 106
Basic loss per share (cents)	12.73	12.52	
Diluted weighted average number of Shares in issue	24 991 662	400 0002	25 391 662
Diluted loss per share (cents)	23.99	23.61	

Notes:

1. The 'Before' financial information is based on Wits Gold's audited income statement for the year ended 28 February 2006.
2. The weighted average number of Shares in issue has been adjusted for the 400 000 Shares issued in terms of the Offer.
3. No interest benefit has been calculated in respect of the cash raised.

Unaudited pro forma balance sheet

	Before[1] Audited R	Adjustments R	After the offer Pro forma R
ASSETS			
Non-current assets	18 521 734	–	18 521 734
Equipment	296 720	–	296 720
Intangible assets	18 225 014	–	18 225 014
Current assets	26 156 486	5 900 000	32 056 486
Trade and other receivables	63 310	–	63 310
Cash and cash equivalents	26 093 176	5 900 000	31 993 176
Total assets	44 678 220	5 900 000	50 578 220
EQUITY AND LIABILITIES			
Capital reserves	43 912 855	5 900 000	49 812 855
Ordinary share capital	246 531	4 000	250 531
Share premium	47 092 879	5 896 000	52 988 879
Share-based payment reserve	2 534 380	–	2 534 380
Accumulated loss	(5 960 935)	–	(5 960 935)
Current liabilities	765 365	–	765 365
Shareholders' loan	–	–	–
Directors' loan	–	–	–
Trade and other payables	659 563	–	659 563
Provisions	105 802	–	105 802
Total equity and liabilities	44 678 220	5 900 000	50 578 220
Number of Shares in issue	24 653 106	400 000	25 053 106
Net asset value per share (cents)	178.12	198.83	
Net tangible asset value per share (cents)	104.20	126.08	

Notes:

1. The 'Before' balance sheet is based on Wits Gold's audited balance sheet as at 28 February 2006.
2. Share capital and share premium have been adjusted to include the issue of the 400 000 Shares in terms of the Offer at R20 per share less share the estimated transaction costs of R2.1 million that have been written off against share premium.
3. Cash and cash equivalents has been adjusted to include the cash received as a result of the Offer and to reflect the payment of the estimated transaction costs amounting to R2.1 million.

PART D: RISK FACTORS

Investing in the Offer Shares involves risk. Before investing in the Shares, prospective investors should carefully consider the risks described below in addition to the other information in this Prospectus. Wits Gold's business, results of operations and financial condition may be materially and adversely affected in the future due to any of the following risks. The trading price of the Offer Shares could decline due to any of these risks. Furthermore, the risks and uncertainties specified below may not be the only ones Wits Gold faces. Additional risks and uncertainties not presently known to Wits Gold or that Wits Gold currently considers immaterial, may also impair its business, results of operations or financial condition.

1. RISKS RELATING TO WITS GOLD'S BUSINESS

Speculative nature of mineral exploration

The Company has no history of producing precious metals from its current portfolio of mineral exploration properties. All of these properties are in the exploration stage and the Company has not delineated any economic deposits on these properties. Mineral exploration is highly speculative in nature, involves many risks, and frequently is not productive. Substantial expenditures are required to establish and evaluate the potential for economic deposits through drilling to determine the optimal mining and metallurgical processes to extract metals from the ore. If economic deposits are discovered, additional finance will be required to construct mining and processing facilities and related infrastructure. As a result of these uncertainties, no assurance can be given that the Company's exploration programmes will result in commercial mining operations.

Operational risks

Exploration for minerals is subject to a number of inherent risks including environmental hazards, industrial accidents, labour disputes, encountering unpredicted geological structures and formations, other geological or grade problems, unanticipated changes in metallurgical characteristics, encountering unexpected ground and underground or water conditions, cave-ins, flooding and other naturally occurring events/disasters or unfavourable operating conditions relating to surface activities including drilling. These factors could result in damage to life or property, environmental damage and possible legal liability. It is not always possible or economically practical to fully insure against such risks.

Financing risks and dilution

According to a provisional schedule, the Company currently has sufficient financial resources to undertake the planned exploration programmes in the Southern Free State, Potchefstroom and Klerksdorp Goldfields for a period of twelve to eighteen months from the date of this Prospectus. However, subsequent or more intense exploration in these areas with the intention of future development of the contained resources will require additional capital. There is no assurance the Company will be successful in obtaining the required financing. If the Company is unable to raise additional capital it will be forced to curtail exploration and development spending and may seek to joint venture or farm-out some of the properties. As a result of the need to complete further equity financings in order to advance these exploration and development projects, it may be necessary for the Company to issue additional Shares in the future. This would result in further dilution to the Company's shareholders should they not acquire additional Shares.

Mineral reserves and mineral resources

The Company's declared Mineral Resources are estimated by qualified independent geologists or Competent Persons. These resource estimates are imprecise and depend on geological interpretation and statistical inferences drawn from drilling and sampling that may prove to be unreliable. The Inferred or Indicated Resources that have been outlined in the Company's properties have been calculated from widely-spaced borehole data and occur at the lowest level of confidence in the classification of mineral resource estimation. No assurance can be given that future exploration will be successful in the improvement of these confidence levels or that any particular level of recovery of minerals will in fact be realised. It is uncertain whether the identified Mineral Resources will ever qualify as a viable orebody that can be legally or economically exploited. In addition, the grade and tonnages of any orebody that is ultimately mined may differ from the Mineral Resources currently estimated and such differences could be material. It cannot be assumed that Mineral Resources will ever be upgraded to economic Mineral Reserves.

Dependence on key personnel

The Company is dependent on the services of a number of key members of the board, including the Chairman, the Chief Executive Officer and the Chief Financial Officer, in addition to a small number of skilled and experienced personnel. Due to the Company's small size, the business may be adversely affected by the loss of these individuals as well as the inability to attract and retain suitable replacements. The Company does not currently maintain key-man life insurance on any of its key employees.

Dividend policy

The Company has no history of earnings and there is no certainty that it will ever be profitable. The Company anticipates that it will retain future earnings and other cash resources for the operation and development of the Company's business. The Company has not paid dividends since incorporation and does not anticipate paying dividends in the foreseeable future. Payment of any future dividends is at the discretion of the Company's board of directors, after taking into account the Company's operating results, financial conditions and anticipated cash requirements.

2. RISKS RELATED TO BUSINESS ENVIRONMENT

Environmental risks and rehabilitation liability

The operations of Wits Gold are subject to South African environmental legislation and regulations. Section 13 of the Competent Persons' Report assesses the Company's compliance with such legislation and regulations. If any of the legislation or regulations should be changed or should the approach adopted by the authorities to enforcement in South Africa change, Wits Gold's costs could be increased. Wits Gold's liabilities may also increase as a result of any changes in its obligation to rehabilitate any of its operations or to compensate any person for environmental damage caused by it.

Gold price volatility

The market price of gold is volatile and cannot be predicted. If the price of gold should drop significantly, the economic prospects of the Company's properties could be significantly reduced. There is no assurance that, even if commercial quantities of gold are discovered, a profitable market may exist for the sale of gold. Factors beyond the Company's control could affect the marketability of any gold discovered or produced. Gold prices have fluctuated widely, particularly in recent years. The marketability of gold is also affected by numerous other factors, including government regulations relating to royalties and allowable production, the effect of which cannot be accurately predicted. A number of factors tend to affect the price of gold including:

- the relative strength of the U.S. dollar against other currencies;
- government sales or lending of gold bullion, and perceptions of their future intentions;
- government monetary and fiscal policies;
- expectations of the future rate of global monetary inflation and interest rates;
- general economic conditions and the perception of risk in equity and capital markets;
- political conditions including the threat of terrorism or war and restrictions on holding of gold;
- speculative trading and hedging policies;
- fabrication demand by the jewellery industry;
- investment demand for gold;
- supply of gold from primary mine production, disinvestments and scrap recycling.

3. RISKS RELATED TO SOUTH AFRICA

Wits Gold's operations are located in South Africa and are exposed to all political and economic risks relating to South Africa. These risks may include political and economic uncertainty and related currency fluctuations.

South Africa has enacted legislation that promotes the ownership and control of mining companies by Historically Disadvantaged South Africans. The legislation enacted in South Africa at present requires all mining companies to convert the rights that they held under the previous legislation into rights under the new legislation.

South Africa has further proposed the enactment of legislation to levy a royalty in favour of the state on gold produced in South Africa. The present proposal is that a royalty of 3% will be levied on revenue derived from gold production. If the proposed legislation is enacted, the royalty payable to the state will increase the production costs of the resources in Wits Gold rights.

Wits Gold does not hold any political risk insurance.

Exchange control regulations

South African law provides for exchange control regulations which restrict the export of capital from the Common Monetary Area, which includes South Africa, subject to SARB dispensation. These regulations apply to transactions involving South African residents, including both natural persons and legal entities. These regulations also affect the Company's ability to borrow funds from non-South African sources for use in South Africa or to repay these borrowings from South Africa and, in some cases, the Company's ability to guarantee the obligations of any subsidiaries, which may be formed by the Company from time to time, with regard to these borrowings.

Mining legislation

The Company's business could be adversely affected by changes in government regulations relating to exploration, mining and the environment. In order to maintain security of tenure of its mineral properties, the Company will be obliged to comply with the MPRDA, the associated regulations and the socio-economic scorecard. As a result of this new legislation, the South African government exercises control over the granting of Prospecting and Mining Rights, beneficiation, mineral exports and taxation. Applicants for Prospecting and Mining Rights are required to demonstrate their eligibility based on their compliance with a number of black economic empowerment criteria. These include factors such ownership, employment equity, human resources development and procurement policy.

Black Economic Empowerment

Wits Gold is required to comply with local procurement, employment equity, ownership and other regulations which are designed to address country specific social and economic transformation issues. In this regard, the following South African-specific initiatives apply which are intended to redress historical social and economic inequalities and ensure socio-economic stability. The Company embraces and will engender or participate in initiatives to bring about meaningful transformation to assist in correcting the imbalances and injustices of the apartheid era. The Company considers these initiatives to be a strategic imperative and the Company recognises the risk of not vigorously pursuing them or of them not succeeding and adversely impacting on the long-term sustainable performance and reputation of Wits Gold.

In October 2002, the government and representatives of South African mining companies and mineworkers' unions reached broad agreement on a charter ('the Charter'), designed to facilitate the participation of Historically Disadvantaged South Africans in the country's mining industry.

The Charter's stated objectives include the:

- expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;
- expansion of the skills base of such persons;
- promotion of employment and advancement of the social and economic welfare of mining communities;
- promotion of beneficiation, or the crushing and separation of ore into valuable substances or waste within South Africa.

The Charter, together with the recently published scorecard requires mining companies to ensure that HDSAs hold at least 15% ownership of mining assets or equity in South Africa within 5 years and 26% ownership within 10 years from the effective date of the MPRDA. The Charter further specifies that the mining industry is required to assist HDSAs in securing finance to fund their equity participation up to an amount of R100 billion within the first 5 years after the implementation of the aforementioned Act. Beyond this R100 billion commitment, the Charter requires that participation of HDSAs should be increased towards the 26% target on a willing buyer-willing seller basis.

It is not currently known what additional costs the Company will incur to comply with these and other requirements of the Charter and the Company cannot assure investors that these costs will not have a material adverse effect on the business of Wits Gold, its operating results, cash flows and financial condition.

High inflation and interest rates

Whilst over recent years, rates of inflation and interest have been at relatively low levels, the economy of South Africa, though currently well managed, at various times in the past has had high rates of inflation and high interest rates compared to the United States and Europe. Should these conditions recur, this would increase our costs and decrease our operating margins. High interest rates could adversely affect our ability to ensure cost-effective debt financing in South Africa.

4. RISKS RELATED TO THE OFFER

Share price volatility

The Company is at a relatively early stage in its business and its Shares are expected to be highly leveraged to changes in the gold price. Consequently the market price of its Shares is likely to be volatile. This volatility is affected by a number of variables that need not necessarily relate to the Company's exploration success. These include: (i) the price of gold; (ii) the exchange rate of the Rand to the US Dollar; (iii) the market for junior resource stocks; (iv) the general strength of the world economy; (v) perceptions on the future gold price; (vi) the availability and relative attractiveness of alternative investments; (vii) the depth of the public market for Shares; and (viii) geopolitical instability (including, but not limited to, terrorism).

The Company does not intend to employ any means of price stabilisation as part of the Listing process.

Limited liquidity of shares

There may be limited liquidity in the Shares upon Listing due to a large proportion of Shares being subject to the provisions of the Relationship Agreement that is more fully described in paragraph 14 of Part F of this Prospectus.

1. **SHARE CAPITAL AND SHARE PREMIUM**

Wits Gold was incorporated on 11 December 2002 as Basfour 2759 (Pty) Limited with an authorised share capital of 1 000 Shares of R1.00 each and an issued ordinary share capital of 10 Shares of R1.00 each. The Company subsequently changed its name to Witwatersrand Consolidated Gold Resources (Pty) Limited on 2 June 2003. The authorised and issued Shares of the company were subdivided into 100 000 Shares of R0.01 each on the 14 May 2004. A shareholders' agreement was concluded on the 7th of June 2004, which allocated 51% of the issued Shares to 4 Black Economic Empowerment groups: Continental Africa, Tranter and provisions for future HDSAs in management as well as an educational foundation to be known as the Wits Gold Women's Trust. This resulted in an effective BEE shareholding of 40% following the private placement referred to below.

On the 20 August 2004 a further 99 000 Shares were issued to the existing shareholders. The authorised share capital was then increased to 50 000 000 Shares of R0.01 each on 20 October 2004. Wits Gold was converted to a public company on 13 December 2004 and an additional 19 900 000 Shares were issued to the existing shareholders on 14 December 2004. In terms of a private placement of Shares the Company issued 4 607 581 Shares on the 20 December 2004 and 45 525 Shares on 28 February 2005.

By way of a ordinary resolution passed at the Annual General Meeting of the Company on 18 October 2005, all the authorised but unissued share capital of Wits Gold was placed under the control of the Directors as a general authority granted in terms of section 221(2) of the Companies Act until the next annual general meeting of the Company. In terms of this resolution the Directors were authorised to issue shares or award options to acquire shares in the Company for cash to those persons and upon such terms and conditions as the Directors in their sole discretion deem fit, subject to the provisions of the Act. All relevant and required resolutions, authorisations and approvals in respect of the creation and issue of the Offer Shares have been obtained by the Company.

The shares of Wits Gold are not listed on any other stock exchange. All Shares shall be of one class, fully paid up and freely transferable, unless otherwise required by Statute.

2. **ALTERATIONS TO SHARE CAPITAL AND SHARE PREMIUM**

The resulting financial transactions of the share issues referred to in paragraph 1 above are reflected in the table below.

Ordinary share capital

		Par value R/share	Number of Shares	Share Capital R	Share premium R	Total R
Share capital – authorised						
Incorporation at par		1.00	1 000	1 000	–	1 000
Subdivision	14/05/2004	0.01	100 000	1 000	–	1 000
Increase of Shares authorised	20/10/2004	0.01	50 000 000	500 000	–	500 000
Share capital – issued Incorporation at par		1.00	10	10	–	10
Subdivision	14/05/2004	0.01	1 000	10	–	10
Issue at premium of R199.99 to capitalise the Company and to restructure the capital of the Company appropriately prior to a private placement	20/08/2004	0.01	87 500	875	17 499 125	17 500 000
Issue at no premium	20/08/2004	0.01	11 500	115	–	115
Issue at no premium	14/12/2004	0.01	19 900 000	199 000	–	199 000
Issue at premium of R6.36 In terms of a private placing	20/12/2004	0.01	4 607 581	46 076	29 304 215	29 350 291
Issue at premium of R6.36 In terms of a private placing	28/02/2005	0.01	45 525	455	289 539	289 994
			24 653 106	246 531	47 092 879	47 339 410

3. **RIGHTS ATTACHING TO THE SHARES**

The articles of association detailing the rights attaching to Shares, including dividend rights, voting rights, conversion and liquidation rights, are attached as Annexure 5 to this Prospectus.

The rights attaching to Shares may be amended, modified, varied or cancelled in a general meeting, provided that no such amendment, modification, variation or cancellation which, directly or indirectly, adversely affects those rights shall be affected without:

- the written consent or ratification of the holders of at least three-quarters of the Shares in question; or
- the approval of or ratification by a resolution passed at a separate general meeting of the holders of the Shares in question in the same manner, *mutatis mutandis*, as a special resolution

4. **OPTIONS OR PREFERENTIAL RIGHTS IN RESPECT OF SHARES**

Details relating to options or preferential rights in respect of shares are set out in paragraph 7.15 of Part C (financial information) of this Prospectus.

PART F: PARTICULARS OF THE OFFER

The Offer

1. **THE OFFER SHARES**

A total of 400 000 ordinary shares of R0.01 each are being offered for subscription at a price of R20 per share and to be placed to various investors and clients of Imara.

2. **USE OF PROCEEDS**

The entire proceeds of the Offer will accrue to the Company supplementing its existing cash reserves and will be utilised to fund the exploration programme, working capital requirements, future acquisitions, and to defray the expenses of the Offer and subsequent Listing. The Company intends the utilisation of the full proceeds of the Offer to be as follows:

Cash expenses of the Listing (excluding VAT)	R2 100 000
Working capital requirements	R5 900 000
Total	R8 000 000

3. **TIME AND DATE OF THE OPENING AND CLOSING OF THE OFFER**

The Offer will commence at 09:00 on Tuesday 18 April 2006 and will close at 16:00 on Tuesday 19 April 2006.

4. **OFFER PRICE**

The Offer Price for the Shares shall be R20. Among the factors considered in determining the Offer Price for the Shares were prevailing market conditions, the anticipated demand for Offer Shares and the Company's desire to establish an orderly after-market in Wits Gold ordinary shares. No Offer Shares shall be issued at varying prices or discounts.

5. **Underwriting and minimum subscription**

The Offer has not been underwritten and the minimum subscription which must be raised in terms of this Prospectus is R8 million.

If the minimum subscription is not obtained, application monies will be refunded within 7 days of the closing of the Offer. No commission, underwriting or sub-underwriting fee has been paid in the 3 years preceding this document, as consideration for subscribing, or agreeing to subscribe, for any shares in the capital of the Company. No commissions, discounts, brokerage or other special terms have been granted in connection with the issue or sale of any Shares, save as disclosed in this Prospectus.

6. **REPRESENTATION**

Any person applying for or accepting an offer of Offer Shares shall be deemed to have represented to Wits Gold that such person was in possession of a copy of this Prospectus at that time. Any person applying for or accepting an offer of Offer Shares on behalf of another shall be deemed to have represented to Wits Gold that such person is duly authorised to do so and warrants that such person and the purchaser for whom such person is acting as agent is duly authorised to do so in accordance with all relevant laws and such person guarantees the payment of the Offer Price and that a copy of this Prospectus was in the possession of the purchaser for whom they are acting as agent.

7. **ALLOCATION**

The basis of allocation of the Offer Shares will be determined by Imara in its sole discretion, after consultation with the Company. It is intended that notice of the allocations will be given on or before 20 April 2006. Applicants may receive no Offer Shares or fewer than the number of Offer Shares applied for. Any dealing in Offer Shares prior to delivery of the Offer Shares is at the risk of the applicant.

8. **DEMATERIALISATION OF OFFER SHARES**

All applicants for Offer Shares will receive Shares allotted to them and paid for in full by them in terms of paragraph 9 below in uncertificated form. Should shareholders wish to receive Shares in certificated form thereafter, they must make an application in writing to Imara at the following address: 2nd Floor Broll House, 27 Fricker Road, Illovo, 2196, Johannesburg, South Africa, or their broker, or their CSDP.

No applications for the issue of certificated Shares will be dealt with prior to 26 April 2006. Should an applicant apply for re-materialisation, Imara will accept no responsibility or liability for share certificates that may be lost or stolen in the post or not delivered.

Securities certificates and other documents of title that need to be posted by the Company shall be sent by registered post.

All applicants' attention are drawn to the advantages of holding shares in dematerialised form. Dematerialised Shares are shares that have been dematerialised, the process whereby physical share certificates are replaced with electronic records evidencing ownership of shares for the purpose of STRATE, the electronic settlement system used by the JSE and administered by the central securities depository, STRATE Limited, as contemplated in the Securities Services Act being 'uncertificated securities' as defined in section 91A of the Companies Act. Should a shareholder require a physical share certificate for its Offer Shares, it will have to rematerialise its Offer Shares following the Listing and should contact its CSDP to do so. It is noted that there are risks associated with holding shares in certificated form, including the risk of loss or tainted script, which are no longer covered by the JSE Guarantee Fund. All shareholders who elect to convert their Dematerialised Shares into shares that have not been dematerialised will have to dematerialise their Offer Shares should they wish to trade them under the terms of STRATE. Please see the paragraph below headed 'STRATE'.

Each applicant's duly appointed CSDP or broker will receive the Dematerialised Shares on its behalf against payment of the Offer Price by the applicant's CSDP, which is expected to occur on 24 April 2006 during the STRATE settlement runs.

9. **PAYMENT AND DELIVERY OF OFFER SHARES**

Applicants are referred to the terms of their applications and are advised that any Shares allotted to them will be registered in the name of Juspoint Nominees (Pty) Limited ("the Nominee"), and the Nominee will keep a separate register reflecting the number of Shares it holds on behalf of each shareholder. Applicants are further referred to the appointment of Imara as their nominated CSDP and are advised that such appointment is subject to the terms and conditions of Imara's custody agreement.

The Nominee may, on behalf of the Company, accept your application to subscribe for Shares. Any such acceptance will be at the entire discretion of the Company, and may be for the whole or part of your application, and the Company reserves the unfettered discretion to make its decision on allotments on whatever basis it chooses.

Neither the Nominee nor the Company will accept any liability for or responsibility for any loss or damage of whatsoever nature that may arise as a result of a failure to allot Shares to an applicant for any reason. Imara will advise applicants in due course of the number of Shares that have been allotted to them, and of the amount due by them for subscription. Immediately upon receipt of such allotment, and in any event not later than 12:00 on 12 April 2006, applicants shall pay in cleared funds the full amount due by them to the following bank account, free of exchange and costs: Imara S.P. Reid (Pty) Limited, First National Bank, Corporate Branch (255005), 62002 878 653. Imara reserves the right to require applicants to pay the costs associated with any uncleared cheques.

10. EXCHANGE CONTROL REGULATIONS

The following summary is intended as a guide and is therefore not comprehensive. If you are in any doubt regarding South African Exchange Control Regulations, please consult your professional advisor.

South Africa's Exchange Control Regulations provide for restrictions on exporting capital from the Common Monetary Area. Transactions between residents of the Common Monetary Area, on the one hand, including corporations, and persons whose normal place of residence, domicile or registration is outside of the Common Monetary Area ('non-residents'), on the other hand, are subject to these Exchange Control Regulations.

A non-resident may purchase Offer Shares pursuant to the Offer. All payments in respect of subscriptions for or purchase of Offer Shares by non-residents must be made through an authorised dealer in foreign exchange.

Share certificates (where applicable) issued in respect of Offer Shares purchased by non-residents will be endorsed 'non-resident' in accordance with the Exchange Control Regulations and will be placed under the control of the authorised dealer through whom the payment was made. Holders of Dematerialised Shares will have their statements endorsed 'non-resident' and their accounts at their CSDP or broker annotated accordingly.

Provided that the relevant share certificate is endorsed 'non-resident' or the relevant account of the Shareholder's CSDP or broker is annotated accordingly, there is no restriction under the Exchange Control Regulations on the payment to a non-resident Shareholder of cash dividends from the distributable profits of the Company in proportion to the Shareholder's percentage holding of Shares ('Cash Dividends'). Payment to non-resident Shareholders of other dividends and distributions by the Company (including special dividends, dividends in specie and capitalisation issues) require the consent of the Exchange Control Department of the South African Reserve Bank.

Cash Dividends and any proceeds from the sale of Shares by non-resident Shareholders may be freely transferred out of South Africa, subject to being converted into a currency other than Rand.

The Company is not, and does not expect to be immediately after Listing, an affected person for the purposes of the Exchange Control Regulations. The Company will be an affected person if 75% or more of its voting power, capital or earnings are directly or indirectly controlled by non-residents. If the Company becomes an affected person, Cash Dividends may be freely paid to non-residents as described above provided that the payment will not cause the Company to be placed in an over borrowed position in terms of the Exchange Control Regulations.

Notice required by Exchange Control Regulations

In terms of the Exchange Control Regulations:

- a former resident of the Common Monetary Area who has emigrated, may use emigrant blocked funds to subscribe for or purchase Offer Shares in terms of this Prospectus;
- all payments in respect of subscriptions for or purchases of Offer Shares by an emigrant, using emigrant blocked funds, must be made through the authorised dealer in foreign exchange controlling the blocked assets;
- any Offer Shares issued or purchased pursuant to the use of emigrant blocked funds, will be credited to their blocked share accounts at the CSDP controlling their blocked portfolios;
- Shares subsequently re-materialised and issued in certificated form, will be endorsed 'non-resident' and will be sent to the authorised dealer in foreign exchange through whom the payment was made; and
- if applicable, refund monies payable in respect of unsuccessful applications or partly successful applications, as the case may be, for Offer Shares in terms of this Prospectus, emanating from emigrant blocked accounts, will be returned to the authorised dealer in foreign exchange through whom the payments were made, for credit to such applicant's blocked accounts.
- Applicants resident outside the Common Monetary Area should note that, where Shares are subsequently re-materialised and issued in certificated form, such share certificate will be endorsed 'non-resident' in terms of the Exchange Control Regulations.

11. APPLICABLE LAW

The Offer, applications, allocations and acceptances will be exclusively governed by the laws of South Africa and each applicant will be deemed, by applying for Offer Shares, to have consented and submitted to the jurisdiction of the courts of South Africa in relation to all matters arising out of or in connection with the Offer.

12. STRATE

Ordinary shares may only be traded on the JSE in electronic form (dematerialised shares) and will be trading for electronic settlement in terms of STRATE immediately following the Listing.

STRATE is a system of 'paperless' transfer of securities. If you have any doubt as to the mechanics of STRATE please consult your broker, CSDP or other appropriate advisor and you are also referred to the STRATE website at www.strate.co.za for more information. Some of the principal features of STRATE are as follows:

- electronic records of ownership replace share certificates and physical delivery of certificates;
- trades executed on the JSE must be settled within 5 business days;
- all investors owning dematerialised shares or wishing to trade their securities on the JSE are required to appoint either a broker or a CSDP to act on their behalf and to handle their settlement requirements; and
- unless investors owning dematerialised shares specifically request their CSDP to register them as an 'own name' shareholder (which entails a fee), their CSDP's or broker's nominee company, holding shares on their behalf, will be the shareholder (member) of the relevant company and not the investor. Subject to the agreement between the investor and the CSDP or broker (or the CSDP's or broker's nominee company), generally in terms of the rules of STRATE, the investor is entitled to instruct the CSDP or broker (or the CSDP's or broker's nominee company), as to how it wishes to exercise the rights attaching to the shares and/or to attend and vote at shareholders meetings.

13. LISTING OF WITS GOLD SHARES ON THE JSE

Application has been approved by the JSE for the Listing of the entire issued ordinary share capital of Wits Gold in the 'Mining – Gold Mining' sector of the JSE under the abbreviated name 'Wits Gold', JSE code 'WGR' and ISIN 'ZAE000079703' subject to the attainment of a spread of shareholders acceptable to the JSE. The Listings Requirements require a minimum spread of (i) 25 million equity shares in issue of which 20% of each class of shares are held by the public and (ii) 500 shareholders. The Listing is expected to be effective from the commencement of business on 24 April 2006.

14. LOCK-UP AGREEMENTS

Founder Shareholders and Management Agreement

The founders of the Company in 2003 were Mr Adam Fleming (Chairman of the Company) and Dr Marc Watchorn (Chief Executive Officer of the Company).

The Founder Shareholders and Executive Directors of the Company have entered into lock up agreements in terms of which the respective shareholder shall not be entitled to sell any Shares beneficially held by him/it as at the Listing Date for a period of 6 months following the Listing.

15. RELATIONSHIP AGREEMENT (BEE SHAREHOLDERS)

The key features of this agreement are described more fully in Annexure 6 (material contracts) of this Prospectus.

PART G: TAX

The following summary describes certain tax consequences of the purchase, ownership and disposition of the Shares. It is not a complete description of all the possible tax consequences of such purchase, ownership or disposition. This summary is based on the laws as in force and as applied in practice on the date of this Prospectus and is subject to changes to those laws and practices subsequent to the date of this Prospectus. You should consult your own advisors as to the tax consequences of the purchase, ownership and disposal of Shares in light of your particular circumstances, including, in particular, the effect of any state, regional, local or other tax laws.

SOUTH AFRICAN TAXATION

Taxation issues

The following is a summary of the material South African tax consequences in connection with the acquisition, ownership and disposal of shares. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire, purchase, own or dispose of the Offer Shares and does not cover tax consequences that depend upon your particular tax circumstances or jurisdictions outside of South Africa. This summary is only a general discussion, it is not a substitute for tax advice.

The discussion in this section is based on current South African law. Changes in the law may alter the tax treatment of the Offer Shares, as applicable, possibly on a retrospective basis. It is recommended that you consult your own tax advisor about the consequences of holding the Offer Shares, as applicable, in your particular situation.

Residence based system of taxation

Residents of South Africa are taxed on their world wide income and capital gains, whereas non-residents are taxed only on income and certain capital gains sourced in South Africa or deemed to be from a source in South Africa or from a permanent establishment in South Africa.

Individuals

An individual will be a resident of South Africa for tax purposes if:

- such individual is ordinarily resident in South Africa. This term is not defined in the Income Tax Act (Act 113 of 1993) ('Income Tax Act') and therefore its meaning is determined according to guidelines established by the Courts, which have held a person's ordinary residence will be "the country to which he would naturally and as a matter of course return from his wanderings; as contrasted with other lands it might be called his usual or principal residence and it would be described more aptly than other countries as his real home"; or
- the requirements of the physical presence test are met. This is determined with reference to the number of days spent by the individual in South Africa during a 4 year period.

Legal persons (company, close corporation and trust)

As regards legal persons, a resident is defined in the Income Tax Act as any person which is incorporated, established or formed in South Africa or which has its place of effective management in South Africa. Reference can be made to 'Income Tax Interpretation Note 6 – Resident: Place of Effective Management' issued on 26 March 2002 which details the approach adopted by SARS.

General proviso regarding treaty resident persons

The Income Tax Act excludes from the definition of resident all persons (legal or natural) that are deemed to be exclusively resident in another country in terms of an agreement for the avoidance of double taxation to which South Africa is a party.

Dividend income

Dividends declared by a South African company are exempt from tax in the hands of the recipient. Non-resident shareholders' tax ('NRST') was abolished with effect from 1 October 1995, and currently there is no withholding tax on dividends paid by a South African resident company to its shareholders, whether or not they are resident in South Africa.

However, a secondary tax on companies ('STC') is levied on the distribution of after-tax profits by way of a dividend, subject to certain exemptions. STC is triggered by the declaration of a dividend and is levied at 12.5% on a net amount being the amount by which the dividends declared by the company exceeds the dividends received by or accrued to, the company. This leads to a maximum effective company tax rate of 36.89% in the case that 100% of the company's after-tax profits are distributed.

STC is a tax on the declaring company, not the recipient shareholder. Relief is therefore not provided by most double taxation agreements entered into by South Africa.

Disposal of shares

The disposal of shares will give rise to either a capital or revenue receipt or accrual in the hands of the taxpayer. In determining whether the amount derived from the disposal of such shares is of a capital or revenue nature, the South African tax authorities and Courts look at, among other things, the intention of the holder of the shares to determine whether the disposal gave rise to a capital or revenue profit. Profits derived from the disposal of South African shares held as long-term investments are generally regarded as profits of a capital nature and are not subject to South African income tax, but are potentially subject to capital gains tax.

Subject to certain relief under double taxation agreements, if a non-resident shareholder trades in South African shares, such non-resident shareholder could be subject to South African income tax if the proceeds from the disposal would be seen as being from a South African source, that would generally be the case where the trading activities take place in South Africa.

Capital Gains Tax (CGT)

Residents of South Africa are (subject to certain relief under double taxation agreements) subject to CGT in respect of gains made on the disposal of their world wide assets.

Non-residents will incur liability for CGT only in relation to fixed property situated in South Africa, assets of a South African permanent establishment or shares in companies that are primarily South African fixed property owning.

The following table sets out the prescribed portion of a capital gain that would be included in a taxpayers' taxable income, the normal tax rates applicable to certain taxpayers and, consequently the effective rate at which capital gains are taxed:

	Type of taxpayer Prescribed portion of the capital gain included in taxable income (%)	**Statutory income tax rate (%)**	**Effective rate (%)**
Individuals	25	0–40	0–10
Trusts			
– Special	25	0–40	0–10
– Other	50	40	20
Life assurors			
– Individual policyholder fund	25	29	7.5
– Company policyholder fund	50	29	14.5
– Corporate fund	50	29	14.5
– Untaxed policyholder fund	0	0	0
Companies	50	29	14.5
Permanent establishments (branches)	50	34	17

CORPORATE TAX

The corporate tax rate is presently 29% of taxable income. In addition, STC is payable by resident companies of South Africa at a rate of 12.5% calculated on the net amount of dividends declared by a company during any dividend cycle, which leads to an effective maximum tax rate on companies of 36.89%.

UNCERTIFICATED SECURITIES TAX

The Offer Shares will be listed shares. Uncertificated securities tax is imposed in respect of every change in beneficial ownership of, listed shares, at the rate of 0.25% of the taxable amount of such securities being the value or consideration given for the shares, determined in terms of the South African Uncertificated Securities Tax Act, 1998 (Act 31 of 1998).

1. INFORMATION ON SUBSIDIARIES

The Company has no subsidiaries.

2. PRINCIPAL IMMOVABLE PROPERTY OWNED OR LEASED

There is no principal immovable property owned by the Company. The Company is a party to 1 lease only: the property leased by the Company in respect of certain premises, namely its registered office, the details of which are set out in Annexure 6 (material contracts) to this Prospectus.

3. PROPERTY AND SUBSIDIARIES ACQUIRED OR TO BE ACQUIRED AND VENDORS

The company does not own any immovable property or hold any subsidiaries.

4. DISPOSAL OF PROPERTY

The Company has never disposed of any immovable property.

5. STATEMENT AS TO ADEQUACY OF CAPITAL

The Directors of Wits Gold are of the opinion that the issued share capital of the Company and the Company's working capital resources, including the proceeds of the Offer, even if only the minimum subscription is achieved, are adequate for its current requirements and for at least the next 12 months following the date of issue of the Offer Shares.

6. INTERESTS OF ADVISORS AND PROMOTERS

Details relating to interests of advisors and promoters are set out in paragraph 7.14 of Part C (Financial Information) of this Prospectus.

7. MATERIAL CONTRACTS

In the 3 years prior to the date of this Prospectus, Wits Gold has entered into the material contracts set out in Annexure 6 of this Prospectus. Other than the agreements disclosed in Annexure 6 of this Prospectus, there are no agreements under which there are outstanding obligations or settlements that are material to Wits Gold. Other than as disclosed in this Prospectus, Wits Gold has not entered into any promoter's agreements during the 3 years preceding the issue of this Prospectus.

8. BORROWINGS

As at the date of this Prospectus there is no loan capital outstanding and there are no material loan arrangements or borrowings in place in respect of the Company.

The Company has never issued any debentures or debenture stock.

9. LOANS RECEIVABLE

As at the date of this Prospectus there are no loans in place made by Wits Gold to third parties and there are no loans in place made by Wits Gold to the Directors.

10. LITIGATION STATEMENT

Wits Gold is not involved in any legal or arbitration proceedings nor are the Directors of Wits Gold aware of any such proceedings, which may be pending, or threatening which may have or have had in the 12 months period preceding the last practicable date a material effect on the financial position of the Company.

11. EXPENSES

The costs of the Listing of Wits Gold are estimated at approximately R2 100 000 (including the commission as set below) and are comprised of:

Expense	R'000
Attorney fees	300
Reporting accountants and auditors fees	250
Competent persons' fees	975
Sponsor fees	Equity settled
Corporate advisors	Equity settled
Printing, publication and marketing costs	120
Broker's commission	280
JSE Listing and documentation fees	175
TOTAL	**2 100**

12. COMMISSIONS OR AMOUNTS PAID OR PAYABLE TO PROMOTERS; ISSUE EXPENSES

In terms of an agreement dated 11 November 2005 made between Wits Gold and Imara, Wits Gold agreed in consideration for Imara placing sufficient Shares to ensure compliance by the Company with the Listings Requirements in relation to shareholder spread requirements (namely, the requisite minimum number of shareholders and minimum number of Shares in issue), that upon the successful Listing of the Company, Imara shall receive a fee of 3.5% of the value of the Offer Shares, and shall be entitled to reimbursement for direct costs related to fees and disbursements of legal advisors, printing and proofing of documents and other reasonable out of pocket expenses incurred in connection with the Listing of the Company on the JSE.

13. REGISTRATION OF PROSPECTUS

An English copy of this Prospectus was registered in terms of section 155(1) of the Companies Act by the Registrar of Companies at Pretoria on 12 April 2006 together with:

- the written consents of the corporate advisors, reporting accountants and auditors, legal advisors, transfer secretaries, sponsor, independent technical advisors to act in the capacities stated and to their names being stated in this Prospectus, none of these consents having been withdrawn prior to registration;
- the written consent of KPMG and Snowden, to the inclusion in this Prospectus of their reports in the form and context in which they appear, which consent likewise has not been withdrawn prior to registration;
- a copy of each of the agreements referred to in paragraph 7 above under the heading 'Material contracts'.

14. CONSENTS

JPMorgan, Bowman Gilfillan Inc., Imara, Taback and Associates (Proprietary) Limited, Snowden, Deneys Reitz Inc., FF&P and Ultra Registrars (Proprietary) Limited, KPMG Inc., have given and had not, prior to registration, withdrawn their written consents to the inclusion of their names and, where applicable, reports in the form and context in which they appear.

15. PARAGRAPHS OF SCHEDULE 3 TO THE COMPANIES ACT WHICH ARE NOT APPLICABLE

The following paragraphs of Schedule 3 to the Act are not applicable to this Prospectus: 1(b); 2(d); 6(a)(iii); 6(e)(i); 6(e)(ii); 6(g); 6(h); 11; 12; 18(b); 20(b); 27; 36(a) – (d); 37(b); 38; 41; 42; 43(b); 47; and 48.

16. DEMATERIALISATION OF EXISTING SHARES

Shareholders who hold Shares in certificated form are advised that Shares may only be traded in dematerialised form on the JSE. It is advised that shareholders who hold Shares in certificated form should dematerialise their holdings through a broker or CSDP.

17. **DOCUMENTS AVAILABLE FOR INSPECTION**

Copies of the following documents will be available for inspection at Wits Gold's registered office at any time during business hours on weekdays (official public holidays in South Africa excluded) prior to the close of the Offer at 16:00 on 19 April 2006:

- memorandum and articles of association of Wits Gold;
- the Competent Person's Report on Wits Gold;
- the Historical Financial Information for the 3 financial years ended 28 February 2006;
- the Independent Reporting Accountants' report on the Historical Financial Information of Wits Gold, the text of which is included in Annexure 1 to this Prospectus;
- the Independent Reporting Accountant's report on the unaudited pro forma financial information of Wits Gold for which is included in Annexure 2 to this Prospectus;
- written consents of KPMG and Snowden, to the publication of their reports and references thereto in the form and context in which they are included in this Prospectus;
- written consents of the corporate advisors, reporting accountants and auditors, legal advisors, transfer secretaries, sponsor, independent technical advisors in this Prospectus to act in those capacities;
- copies of Wits Gold's Directors' service contracts;
- all material information relating to the Prospecting Rights;
- material contracts referred to in paragraph 7 above; and
- this Prospectus signed by the authorised Directors of Wits Gold.

18. **DIRECTORS' RESPONSIBILITY STATEMENT**

The Directors, whose names appear in paragraph 1 of Part B of this Prospectus collectively and individually accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief there are no other facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the Prospectus contains all information required by law and the Listings Requirements.

SIGNED AT JOHANNESBURG ON 13 APRIL 2006 BY THE FOLLOWING DIRECTORS OF WITS GOLD PURSUANT TO A POWER OF ATTORNEY DATED 12 APRIL 2006 GRANTED BY ALL THE DIRECTORS OF THE COMPANY

Dr Marc Watchorn (CEO)	**Mr Derek Urquhart (CFO)**

Annexures

REPORTING ACCOUNTANTS' REPORT ON THE HISTORICAL FINANCIAL INFORMATION OF WITS GOLD

KPMG

"The Directors
Witwatersrand Consolidated Gold Resources Limited
12th Floor
SA Eagle House
70 Fox Street
Johannesburg

10 April 2006

Dear Sirs

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE REPORT OF HISTORICAL FINANCIAL INFORMATION OF WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED ("WITS GOLD")

INTRODUCTION

Witwatersrand Consolidated Gold Resources Limited ("Wits Gold") proposes to list on the JSE Limited ("JSE").

At your request, we present our Reporting Accountants' Report on the Report of Historical Financial Information of Wits Gold for the two years ended 28 February 2006 and the period ended 29 February 2004 ("Historical Financial Information"), for the purposes of complying with the Listings Requirements of the JSE (the "JSE Listings Requirements") and for inclusion in the Prospectus to be dated on or about 13 April 2006.

RESPONSIBILITY OF THE DIRECTORS

The directors of Wits Gold are responsible for the compilation, contents and preparation of the Prospectus and for the accuracy of the information contained therein. The directors of Wits Gold are also responsible for the financial information to which both this Independent Reporting Accountants' Report and the Historical Financial Information relate, and from which such reports have been prepared.

RESPONSIBILITY OF THE INDEPENDENT REPORTING ACCOUNTANTS

Our responsibility is to express our opinion on the Historical Financial Information included in Part C of the Prospectus.

HISTORICAL FINANCIAL INFORMATION THE TWO YEARS ENDED 28 FEBRUARY 2006

KPMG Inc. is appointed as the independent auditors of Wits Gold. We have audited the Historical Financial Information for the two years ended 28 February 2006 included in Part C of the Prospectus.

We conducted our audit of the Historical Financial Information for two years ended 28 February 2006 in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Financial Information for the two years ended 28 February 2006 is free of material misstatement. Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the abovementioned Historical Financial Information for two years ended 28 February 2006. Our audit also included assessing the accounting principles used and significant estimates made by management as well as evaluating the overall Historical Financial Information for the two years ended 28 February 2006 presentation. We believe that our audit provided a reasonable basis for our opinion. The evidence included that previously obtained by us in the conduct of our audits of the annual financial statements of Wits Gold underlying the Historical Financial Information for two years ended 28 February 2006.

In our opinion, the Historical Financial Information for two years ended 28 February 2006, included in the Prospectus presents fairly, in all material respects, the financial position of Wits Gold and the results of their operations and cash flows for two years ended 28 February 2006 in accordance with International Financial Reporting Standards and in the manner required by the Companies Act in South Africa and the JSE Listings Requirements.

HISTORICAL FINANCIAL INFORMATION FOR THE PERIOD ENDED 29 FEBRUARY 2004

We have reviewed the Historical Financial Information for the period ended 29 February 2004 included in Part C of the Prospectus.

We conducted our review of the Historical Financial Information for the period ended 29 February 2004 in accordance with International Standards on Review Engagements. This standard requires that we plan and perform the review to obtain moderate assurance that the Historical Financial Information for the period ended 29 February 2004 is free of material misstatement. A review is limited primarily to enquiries of company personnel and to analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit, and we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the Historical Financial Information for the period ended 29 February 2004 included in the Prospectus dated on or about 13 April 2006 is not fairly presented, in all material respects, in accordance with the International Financial Reporting Standards and in the manner required by the Companies Act in South Africa and the JSE Listings Requirements.

Yours faithfully

KPMG Inc.
Registered Accountants and auditors
Chartered Accountants (SA)

Private Bag 9
Parkview
2122
South Africa"

INDEPENDENT REPORTING ACCOUNTANTS' LIMITED ASSURANCE REPORT ON THE PRO FORMA FINANCIAL INFORMATION OF WITS GOLD

KPMG

"The Directors
Witwatersrand Consolidated Gold Resources Limited
12th Floor
SA Eagle House
70 Fox Street
Johannesburg

10 April 2006

Dear Sirs

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS' TO THE DIRECTORS OF WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED

INTRODUCTION

The definitions commencing on page 6 of the Prospectus have been used in this report.

We have performed our limited assurance engagement with regard to the unaudited pro forma income statement and balance sheet (collectively "the pro forma financial information") of Witwatersrand Consolidated Resources Limited ("Wits Gold") set out in the Key Information and Part C: Financial Information of the Prospectus to be dated on or about 13 April 2006 issued in connection with the offer.

The pro forma financial information has been prepared for purposes of complying with the requirements of the JSE Limited ("JSE"), for illustrative purposes only, to provide information about how the offer might have affected the reported financial information had the offer been undertaken on 1 March 2005 for income statement purposes and on 28 February 2006 for balance sheet purposes.

Because of its nature, the pro forma financial information may not present a fair reflection of the financial position, changes in equity, results of operations or cash flows of Wits Gold, after the offer.

RESPONSIBILITIES

The directors of Wits Gold are solely responsible for the compilation, contents and presentation of the pro forma financial information contained in the Prospectus and for the financial information from which it has been prepared.

Their responsibility includes determining that the pro forma financial information contained in the Prospectus has been properly compiled on the basis stated, the basis is consistent with the accounting policies of Wits Gold and the pro forma adjustments are appropriate for the purposes of the pro forma financial information as disclosed in terms of the JSE Listings Requirements.

REPORTING ACCOUNTANTS' RESPONSIBILITY

Our responsibility is to express a limited assurance conclusion on the pro forma financial information included in the Prospectus. We conducted our limited assurance engagement in accordance with the International Standard on Assurance Engagements applicable to *Assurance Engagements Other Than Audits or Reviews of Historical Financial information* and the *Revised Guide on Pro Forma Financial Information* issued by the South African Institute of Chartered Accountants.

This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

SOURCES OF INFORMATION AND WORK PERFORMED

Our procedures consisted primarily of comparing the unadjusted audited historical financial information of Wits Gold with the source documents, considering the pro forma adjustments in light of the accounting policies of Wits Gold, considering the evidence supporting the pro forma adjustments and discussing the pro forma financial information with the directors of Wits Gold.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Wits Gold.

Whilst our work performed involved an analysis of the historical audited financial information and other information provided to us, our limited assurance engagement does not constitute either an audit or review of any of the underlying financial information undertaken in accordance with the International Standards on *Auditing or the International Standards on Review Engagements and accordingly, we do not express an audit* or review opinion.

In a limited assurance engagement the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe that our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

OPINION

Based on our examination of the evidence obtained, nothing has come to our attention that causes us to believe that:

- the pro forma financial information has not been properly compiled on the basis stated,
- such basis is inconsistent with the accounting policies of Wits Gold, and
- the adjustments are not appropriate for the purposes of the pro forma financial information as disclosed pursuant to section 8.17 and 8.30 of the JSE Listings Requirements.

Yours faithfully

KPMG Inc.
Registered Accountants and auditors
Chartered Accountants (SA)

Private Bag 9
Parkview
2122
South Africa"

COMPETENT PERSON'S REPORT

SNOWDEN

87 Colin Street West Perth WA 6005
PO Box 77 West Perth WA 6872
Telephone +61 8 9481 6690
Facsimile +61 8 9322 2576
perth@snowdengroup.com
www.snowdengroup.com

Perth, Brisbane, Vancouver, Johannesburg, London

15 March 2006

Witwatersrand Consolidated Gold Resources Limited
12th Floor
SA Eagle House
70 Fox Street
Johannesburg
SOUTH AFRICA

Dear Sirs

COMPETENT PERSONS REPORT ON THE MINERAL ASSETS OF WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED ("WITS GOLD")

At your request Snowden Mining Industry Consultants ("Snowden") in association with Camden Geoserve of Johannesburg, has prepared a Competent Persons report on Witwatersrand Consolidated Gold Resources Limited's ("Wits Gold") mineral assets located in the Witwatersrand Basin of South Africa. It is our understanding that this report will be included in a Prospectus to be lodged with the Johannesburg Stock Exchange ("JSE").

The objective of this report is to present for each of Wits Gold's three exploration areas in the Southern Free State, Potchefstroom and Klerksdorp Goldfields geological descriptions of the key reefs, previous exploration work carried out, gold and uranium resource estimates and planned future exploration.

Snowden has based its assessment on examination of representative borehole cores at borehole storage facilities near Welkom, Potchefstroom and Carletonville, reviews of detailed consultants reports commissioned by Wits Gold, review of a wide range of documentation and detailed discussions with Wits Gold personnel. In particular we have relied extensively on information provided by Dr Marc Watchorn, Chief Executive Officer of Wits Gold.

A listing of documents referenced is provided at the end of this report. Consents have been sought from Wits Gold's consultants to include technical information and opinions expressed by them. None of the other entities referred to in this report have consented to their inclusion in this Prospectus and have only been referred to in the context of reporting material fact.

Snowden has based its findings upon technical information known to us at 29 November 2005 and information relating to Prospecting Rights at 7 March 2006 and is satisfied that all material information in the possession of Wits Gold and its consultants has been fully disclosed to Snowden. Wits Gold has agreed to indemnify Snowden from any liability arising from its reliance upon information provided or from information not provided. A draft version of this report was provided to the directors of Wits Gold for comment in respect of omission and factual accuracy.

Snowden has prepared this report on the understanding that all Wits Gold's exploration properties are currently in good standing. Snowden has not attempted to establish the legal status of Wits Gold's properties under application within each of the three goldfields. Snowden has, however, been advised by Wits Gold's legal advisor Taback and Associates (Pty) Limited that the Minister has granted to date six of the nine applications for Prospecting Rights for which Wits Gold has applied. Wits Gold is awaiting confirmation of grant of the remaining Prospecting Rights. Resource estimates presented in this report are restricted to the six granted applications.

The proposed exploration programme developed by the management of Wits Gold and reviewed by Snowden has been designed to focus on projects that have the greatest potential to progress the definition of the resources in the short term ie five years. Projects where the mining potential is unlikely to be realised until well into the future, due to depth and or grade considerations, will be less intensively explored in the short term.

Certain of the projects warrant aggressive exploration in the short term and offer the company real potential to progress to a full mine feasibility study.

Snowden is an independent firm providing specialist mining industry consultancy services in the fields of geology, exploration, resource estimation, mining engineering, geotechnical engineering, risk assessment, mining information technology and corporate services. The company, with its principal office at 87 Colin Street, West Perth, Western Australia, also operates from offices in Brisbane, Johannesburg, Vancouver and London has prepared independent technical reports and valuations on a variety of mineral commodities in many countries.

Neither Snowden nor those involved in the preparation of this report have any material interest in Wits Gold or in the properties considered in this report. Snowden is remunerated for the report by way of a professional fee determined according to a standard schedule of rates which is not contingent on the outcome of this report.

Snowden has given and not before lodgement of Wits Gold's Prospectus with the JSE withdrawn its consent to being named as author of this report and to the inclusion of this in its Prospectus.

Dr P A Snowden
Principal Geologist and
Executive General Manager

TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

1 SUMMARY

Purpose

This Competent Person's Report has been prepared in order to enable Witwatersrand Consolidated Gold Resources Limited (hereunder termed 'Wits Gold' or the 'Company') to fulfil part of the requirements to obtain a listing on the JSE Securities Exchange in Johannesburg. It represents an independent expert's review of the geology and mineral resources contained in the six Prospecting Rights granted to the Company in South Africa.

Background

Wits Gold was established in June 2003 as an exploration company focussed on the identification and acquisition of gold resources in the world renowned Witwatersrand Basin in central South Africa. Historically, Witwatersrand reefs have produced 1.5 billion oz from seven goldfields, equivalent to 35% of all gold mined in the world.

Responsibility

Snowden Mining Industry Consultants (Snowden) was commissioned by Wits Gold to compile a Competent Person's Report (CPR) on its mineral assets. Dr P A Snowden and Mrs D V Snowden (of Snowden) are the principal authors in association with Mr P Camden-Smith (of Camden Geoserve cc, a South African based consulting company). In preparing this report the authors have relied on detailed geological information provided by Dr M Watchorn, Chief Executive Officer of Wits Gold. Dr Watchorn commissioned a number of consultants' reports during the past twelve months and these form the basis for much of the geological understanding presented in this report.

Wits Gold assets

The Company completed a regional review of Witwatersrand mineralisation to identify selected gold resources above a cut-off grade of 3g/t Au and situated at less than 5,000 metres below surface. It was conceived that provided a sufficiently large resource could be secured, these assets would act as an option on future increases in the gold price. Following this review, Wits Gold negotiated with three South African majors to acquire their 'old order' mineral rights in the Southern Free State, Potchefstroom and Klerksdorp Goldfields. This resulted in the conclusion of agreements with the Harmony–ARMGold–Freegold Joint Venture (Harmony JV), AngloGold Ashanti Limited (AGL) and Gold Fields Limited (GFL). The Company secured unused 'old order' mineral rights over 80,223Ha in the Free State, North West and Gauteng Provinces of South Africa. In terms of the Minerals and Petroleum Resources Development Act No. 28 of 2002 (MPRDA), the Company, as the legal titleholder of these mineral rights, held a pre-emptive right until 30th April 2005 to apply for their conversion to Prospecting Rights. The Department of Minerals & Energy (DME) has duly granted Prospecting Rights for gold over six areas covering a total of 79,791Ha. Prospecting Rights for uranium have been also granted in three of these areas. Three additional applications for Prospecting Rights over a total area of 11,248Ha have been accepted by the DME, but have yet to be granted.

Legal agreements

In terms of the legal agreements with the Harmony JV, AGL and GFL, the Company undertook to fund exploration to the completion of a bankable feasibility study or studies. Once this study or studies has/have been completed, the company that originally contributed those mineral rights will have a once off opportunity to acquire a 40% interest in the future mining venture. Alternatively should Wits Gold elect to sell the rights to those minerals, the original contributor of those rights will be entitled to a 50% share of proceeds, less a three times multiple of the exploration costs incurred by Wits Gold.

Company structure

Wits Gold is a new gold exploration company that was established in response to the changing regulation of mineral rights in South Africa. The Company has a number of prominent local Black Economic Empowerment (BEE) shareholders. These include Continental Africa Gold Resources Consortium, a broad-based group of black shareholders represented by Professor Taole Mokoena and Tranter Kismet Investments, a group of South African black professional investors, represented by Dr Humphrey Mathe. In addition, the Wits Gold Women's Trust has been registered as a new charitable organisation with Dr Brigalia Bam as the Chairperson. This Trust has been set up to fund training opportunities for South African women within the mining industry. Other founding shareholders include the management and staff of the Company as well as a range of institutional and private investors of both South African and international origin.

Management and Directors

The executive management comprises Dr Marc Watchorn, a geologist with considerable experience in the Witwatersrand goldfields and Derek Urquhart, a chartered accountant and the Finance Director. The non-executive directors include the Chairman Adam Fleming, Deputy Chairman Professor Taole Mokoena and Dr Humphrey Mathe.

Location of assets

The Free State Goldfield is situated in Free State Province of central South Africa centred on the towns of Welkom and Virginia, approximately 270 km by national road from Johannesburg. The Potchefstroom Goldfield is situated in North West Province, where it is located near the agricultural town of Potchefstroom, some 120 km southwest of Johannesburg. The Klerksdorp Goldfield is situated some 160 km southwest of Johannesburg in North West Province, served by the towns of Klerksdorp, Orkney and Stilfontein.

Database

The digital database used for geological mapping and the resource estimation were compiled by Wits Gold from a variety of hard copy reports and borehole files that were acquired from the major gold companies. Where possible this information was supplemented by analytical results obtained from a wide range of other sources including company and published reports. This type of information was available particularly from the mines within the goldfields adjoining the Wits Gold Prospecting Rights.

A joint report by AAC and JCI on the geology of the Southern Free State Goldfield region formed an important primary source of information. With respect to the boreholes drilled in the Prospecting Rights granted to by Wits Gold, random verification checks were undertaken to compare the digital database with the geological and assay information contained in the hard copy borehole files. No problems were identified. In addition, the structural interpretation for the area south of the Sand River provided a useful overview of the disposition of the prospective reefs that occur in this region.

In the Potchefstroom and Klerksdorp Goldfields, the digital data were compiled partly from the borehole files. However, a copy of the original database compiled by AAC for the Potchefstroom area was also supplied in digital form. These databases have been audited by Camden Geoserve with reference to the original data presented in the files that are now in the possession of Wits Gold.

Gold-bearing reefs

A number of reefs have been identified and their contained resources were modelled in the areas covered by the Wits Gold Prospecting Rights.These occur in three goldfields, namely:

- Southern Free State – VS5/Beatrix Reef, Aandenk Reef, Kalkoenkrans Reef, Aandenk Channel Reef, B Reef, Upper Leader, Leader, and Intermediate Reef.
- Potchefstroom – Ventersdorp Contact Reef, Vaal Reef, Cobble Reef, Livingstone Reefs, Middelvlei Reef, Carbon Leader and North Leader.
- Klerksdorp – Vaal Reef.

Exploration projects

In the Southern Free State, four exploration projects have been delineated in the Prospecting Rights granted to Wits Gold, namely De Bron, Robijn, Bloemhoek and Hakkies. These are based on a combination of the regional geology and distribution of the 'old order' mineral rights that were held by the Company prior to the introduction of the MPDRA on 1st May 2005.

Six exploration projects Boskop, Kleinfontein, Kleinfontein Deeps, Potchefstroom Deeps, Deelkraal South and Livingstone have been defined in the area to the north of Potchefstroom, based mainly on a combination of historical gold data as well as the depth of prospective reefs below surface. Three projects, Cyfervlei, Kromdraai and Groenfontein have been defined in the Klerksdorp area to the south of Potchefstroom.

Resource estimates

The total resource as at September 2005 within the Southern Free State, Potchefstroom and Klerksdorp Goldfields is reported at a 300 cm.g/t gold cut-off for narrow reefs and 600 cm.g/t gold cut-off for the wider Cobble Reef to a maximum depth of 5,000 metres below surface. The reason for the selection of the threshold values is to assess the global size and grade of the resource that may have reasonable and realistic propospects of eventual economic extraction and also in order to prioritise future exploration.

The resource has been classified according to the SAMREC Code in Table 1.1.

Table 1.1 Wits Gold estimated gold and uranium mineral resource

Classification	Indicated			Inferred			Total				
Area	Mt	Au (g/t)	U_3O_8 (kg/t)	Mt	Au (g/t)	U_3O_8 (kg/t)	Mt	Au (g/t)	U_3O_8 (kg/t)	Au Moz	U_3O_8 Mlb
Southern Free State	23.3	5.2	0.327	239.5	5.1	0.224	262.8	5.1	0.233	43.5	134.7
Potchefstroom				276.7	7.3	-	276.7	7.3	-	65.2	-
Klerksdorp				74.1	14	-	74.1	14	-	33.3	-
Total				**590.3**	**7.2**		**613.6**	**7.2**		**142.0**	**134.7**

No assumption of metallurgical recovery is incorporated in the resource estimation procedure but it is observed that most of the principal reefs discussed in this report are currently mined in adjacent areas where the standard recovery is 95%.

Basis for cut-offs

The resource cut-off grade has been selected mainly on historical precedent accepted by the South African mining and investment communities. Cut-off values are comparable with those applied by other Witwatersrand mining and exploration companies for narrow reef mining such as DRDGold (200 cm.g/t), Aflease (formerly Afrikander Lease) (242 cm.g/t), Harmony Gold (250 cm.g/t) and Great Basin Gold (350 cm.g/t). Wider reefs such as at South Deep have to be evaluated according to mining method and economic cut-offs are likely to range upwards from 2 g/t over 3 m (600 cm.g/t).

Report of the Inferred Resource to 5000 metres

Within the Potchefstroom Goldfield, Wits Gold requested that resources be reported to a maximum below-surface depth of 5000 m. This depth limit was selected following the results of DeepMine and FutureMine projects that were undertaken by the Council for Scientific and Industrial Research in South Africa (CSIR) over the period 1998-2004 and reported by Durrheim (2002). This research was funded partly by the South African mining industry with a view to exploiting Witwatersrand ore bodies both safely and profitably at depths of 3000 to 5000 metres. Over R100 million was budgeted for these multi-disciplinary studies that dealt with aspects such as health and safety, geological prediction, mining layout and methods, stope support, seismic management, refrigeration and ventilation, access development and support, transport of men, materials and rock, energy systems and ore body evaluation. The eventual findings indicated that no problems could be anticipated in mining at these ultra-deep levels, provided these factors were adequately catered for in the design of any future mine.

Some major mining companies have historically used depths in the range approximately 4000 m to 5000 m for reporting their resources. There is an obvious cost restriction on mining to such depths and a high gold price would have to be realised to justify contemplating mining at these depths in the foreseeable future. Conversion to reserves will demand significantly increased gold prices and cost efficiencies. It is our understanding that the management of Wits Gold has taken a view on the future price of gold supporting the potential for conversion of a portion of these deeper resources to reserves in the future.

Future Exploration
Projects have been defined on the basis of both geological structure and gold grade distribution. It is acknowledged that more data will be required in order to improve the confidence in local resource estimates. Current studies suggest an optimal drill spacing of about 250 metres x 250 metres will be required in order to convert Inferred Resources to the Indicated category. In practice this spacing is only likely to be achieved during underground development. It is therefore probable that additional surface holes would be drilled with deflections, geozone characteristics would be updated and a Bayesian approach could then be used to evaluate the resource. This procedure was applied in the early evaluation of the Target project using "in-depth knowledge of the value distribution and sound geological understanding of deposits within a similar sedimentological environment on a nearby property" (Camisani-Calzolari, 1996).

Drilling and sampling
Drilling and assaying techniques of high industry standards were used by AGL and GFL when the properties were explored. The borehole cores have been professionally stored and remain in good order. All original borehole logs are available for examination. Our impression is that the data used for resource estimation is in good standing and meets the guidelines of the SAMREC Code.

Interpretation of reef geology
Snowden is satisfied that the Witwatersrand reefs identified and evaluated in each of the goldfields considered here have been interpreted with a high degree of diligence with respect to their stratigraphic continuity and geological structure. The interpretations are consistent with our knowledge of reefs on mining properties within the adjacent goldfields. Model constraints are based on structural interpretation and the location of interpreted subcrop positions. These will have to be established with greater confidence with additional exploration drilling.

Statistics and geostatistics
Gold grade distributions are skewed and tend towards lognormal populations. There is often a relationship between grade and width, where the higher grades are located in areas of thinner reef. Domains based on facies changes and zones within domains were assessed statistically and, where possible, variograms were run to determine spatial continuity. On the whole, the drillhole spacing is too wide for well developed directional or even omnidirectional variograms. Geological experience and geostatistical expertise was used to establish variogram parameters to use for grade estimation.

Estimation method
Since the available drillholes are widely spaced (about 1 km spacing in the Potchefstroom and Klerksdorp Goldfields and 500 metres apart in the Southern Free State Goldfield), a global simple kriging approach was adopted as the preferred grade estimation methodology. Two dimensional simple kriging of grade accumulation (cm.g/t) and width has been used to estimate the tonnage and grade of each reef. This is an industry standard approach for Witwatersrand reef-style deposits, the success of which depends largely on the adequacy of the geological domains used to determine the local mean for simple kriging.

Borehole spacing and estimation of selective mining units (SMU)
Because of the wide spaced drilling (500 m x 500 m in the Southern Free State Goldfield and approximately 1000 m x 1000 m in the Potchefstroom and Klerksdorp Goldfields), it is a common approach to adjust the grade/tonnage profile for the additional selectivity (less tonnes at higher grade) likely to be achieved once future close spaced drilling is available (20 m x 30 m to 5 m x 30 m). This adjustment is known as a change of support and has a sound theoretical basis in geostatistics (Isaaks and Srivastava, 1989) and is commonly used to make estimates of future recoverable resources for resouce categories which have insufficient drilling for direct estimation of small blocks.

Uranium estimates
Uranium has been a secondary by-product of gold mining production in the adjacent mining areas. The authors have not examined the uranium models and are not aware of the method of estimation for uranium but, according to the correlations reviewed, there appears to be merit in the approach used to determine uranium as an indication of the secondary by-product potential. However, the confidence applicable to this estimate is lower than for gold, albeit that the uranium estimate is likely to be somewhat conservative given that the VCR is known to contain about 0.1 kg/t U_3O_8, but has been assigned a zero uranium grade due to the lack of input data for this reef. Where a good correlation has been established between gold and uranium, the selective gold grade has been used to predict the likely uranium grade, otherwise the average block grade for uranium is assigned to the selective gold tonnage. The confidence in the uranium estimate is considered to be lower than for gold and there is likely to be a degree of conservatism in the estimate. We endorse the method used to estimate uranium but have not checked the models in the same detail as for gold, which is the primary commodity under consideration.

Tonnage factors
The resources presented in this report have been discounted for a range of anticipated geological losses that include losses due to major and minor faulting and sedimentological losses (eg washouts and topographic palaeo-highs). The tonnage discounts seem reasonable and consistent with estimates of geological loss from established mining operations within the adjacent goldfields. The bulk density of 2.7 t/m^3 used for all reefs is consistent with the known bulk density from adjacent mining operations.

Estimation uncertainty
We note that, although the accumulations describe skewed distributions, no top cuts have been applied. Top cuts would be necessary if ordinary kriging had been used for estimation. However, the use of simple kriging avoids outliers giving rise to local overestimation of grade as block grades tend towards the domain mean in areas of sparse data. However, there is some possibility that the domain mean could be affected by any outliers and this could give rise to some degree of overestimation of grade. In our opinion, however, this is likely to be well within the limits of uncertainty for an Inferred Resource. It is widely understood amongst professionals working in resource estimation that the implied limits of error for an Inferred Resource are of the order of +/- 50% in tonnes and grade. Additional drilling is required to decrease the limits of uncertainty on the resource estimate.

Model checking and the issue of selectivity
Snowden has checked the comparison between the input data and block model output grades and widths and in general there is good agreement between these averages at a zero cut-off. The grade and tonnage above the resource reporting cut-off of 300 cm.g/t or 600 cm.g/t is difficult to check empirically as it depends on the variogram and the assumed grade control drilling pattern. There is some risk that the degree of selectivity has been overstated, particularly for reefs in the Southern Free State which have a high variance inflation factor exceeding the recommended maximum of 30%. The implication is that there could be higher tonnage at lower grade than estimated.

Sensitivity due to geological uncertainty
Snowden identified three reefs where uncertainties in the geological model and/or the excess influence of boreholes outside the limits of the resource could have an over-optimistic impact on the average grade and have discounted the selective gold grades in these areas back to the mean grade of the domain. The impact of discounting these grades is a 5% reduction in the total contained gold resource. This is well within the limits of uncertainty of an Inferred Resource.

Gold resource classification
Most of the resource is classified as Inferred with a small area of Indicated Resource where there is sufficiently close spaced drilling in the Bloemhoek and DeBron project areas in the Southern Free State. In our opinion the classification categories applied are appropriate given the current level of drilling and geological understanding.

Conclusion

The proposed exploration programme developed by the management of Wits Gold and reviewed by Snowden has been designed to focus on projects that have the greatest potential to progress the definition of the resources in the short term ie five years. Projects where the mining potential is unlikely to be realised until well into the future, due to depth and or grade considerations, will be less intensively explored in the short term.

Listing requirements

All the requirements of section 12.9 of the JSE Listing Requirements have been complied with in this report. This includes:

- Tabulated below, the full name, address, professional qualifications and relevant experience of the Competent Persons and the name and address of the body recognised by SAMREC, of which he is a member.
- Is dated less than six months prior to the date of publication of the prospectus.
- Will be updated prior to the publication of the prospectus if further information becomes available.
- The Competent Person is independent of the issuer.
- The Listing Requirements paragraphs are indicated in the margin of the Competent Persons Report and tabulated below for ease of reference.

Name: Philip Snowden, BSc (Hons) University of London, BSc (Special Hons) - Geology University of Zimbabwe, PhD, University of Zimbabwe, FAusIMM, MAIG **Address:** Snowden Mining Industry Consultants 87 Colin Street, WEST PERTH WA 6872, Australia **Professional Body:** The AusIMM Central Services Level 3, 15-31 Pelham Street CARLTON VIC 3053, Australia **Signature:** **Date:** 	Philip, Executive General Manager of Snowden Mining Consultants, has been consulting internationally in the fields of exploration and mining geology since January 1988. His previous experience includes 5 years with Anglo American Corporation in South Africa specialising in structural geology, 5 years lecturing in the Geology Department at Rhodes University in South Africa and 4 years lecturing at the University of Zimbabwe. Philip specialises in technical reviews and independent audits, valuation of exploration and mining assets, structural geology and exploration and mining geology.
Name: Vivienne Snowden BSc (Hons), University of London; BSc (Hons) Geology, Rhodes University, RSA; MSc, Rhodes University, RSA, FAusIMM, CP, MAIG, MGAA **Address:** Snowden Mining Industry Consultants 87 Colin Street, WEST PERTH WA 6872, Australia **Professional Body:** The AusIMM Central Services Level 3, 15-31 Pelham Street CARLTON VIC 3053, Australia **Signature:** **Date:** 	Vivienne, Executive Consultant of Snowden Mining Consultants, has been consulting and training internationally in geostatistics and resource estimation since 1987. Her current role mainly involves technical reviews and audits, peer reviews, facilitation of technical meetings and workshops and developing Snowden's business improvement consulting services.
Name: Peter Camden-Smith, MSc, GDEng, MBL, Pr.Sci.Nat. **Address:** 36 Slater Street, Parkrand, 1459, SOUTH AFRICA **Professional Body:** The South African Institute of Mining and Metallurgy Fifth Floor, Chamber of Mines Building, 5 Hollard Street Johannesburg, SOUTH AFRICA **Signature:** **Date:**	Peter has more than 25 years experience in the Witwatersrand Basin. He has worked at various levels in the exploration, evaluation and mining of Witwatersrand gold deposits. For the past eleven years he has acted as an independent consultant to the minerals industry.
Name: Charles Muller, B.Sc. (Hons), Pr.Sci.Nat. **Address:** 54 Haze Road, Protea Reef Rant-en-Dal, 1751, SOUTH AFRICA **Professional Body:** The South African Institute of Mining and Metallurgy Fifth Floor, Chamber of Mines Building, 5 Hollard Street Johannesburg, SOUTH AFRICA **Signature:** **Date:**	Charles has more than 20 years experience in the Witwatersrand Basin. He has worked as a mine and exploration geologist and in the last 12 years has concentrated on the geostatistical evaluation of mineral resources. For the past six years he has been an independent consultant.

References to JSE Listing Requirements

Reference to Section 12	Report Section
12.9(a)-(d)	Sign off sheet above
12.9(e)	margins
12.9(f)	1.0
12.10(a)(i)	8.4, 8.5, 8.6, 8.7
12.10(a)(ii)	8.9
12.10(a)(iii)	8.6, 8.7, 8.8, 8.9
12.10(a)(iv)	8.6
12.10(a)(v)	8.6, 8.8
12.10(a)(vi)	8.5
12.10(a)(vii)	8.10
12.10(a)(viii)	8.1, 8.2, 8.3, 9.0, 9.11.1, 9.12.1, 9.13.1
12.10(a)(ix)	8.11, 8.12, 8.13
12.10(a)(x)	4.2, 5.2, 6.2, 8.1, 8.2, 8.3
12.10(a)(xi)	4.4, 4.5, 4.6, 5.4, 5.5, 5.6, 6.4, 6.5, 6.6
12.10(a)(xii)	9.2, 9.11.5, 9.12.5, 9.13.5
12.10(a)(xiii)	9.8
12.10(a)(xiv)	9.11.5, 9.12.5, 9.13.5
12.10(a)(xv)	not applicable
12.10(a)(xvi)	11.0
12.10(b)(i)	9.0, 9.4, 9.11, 9.12, 9.13
12.10(b)(ii)	9.0, 9.11, 9.12, 9.13
12.10(b)(iii)	9.1, 9.2, 9.3, 9.4, 9.5, 9.6, 9.8
12.10(b)(iv)	not applicable
12.10(b)(v)	not applicable
12.10(b)(vi)(1)	9.2, 9.11.2, 9.12.2, 9.13.2
12.10(b)(vi)(2)	8.13, 8.14, 9.3, 9.4, 9.5, 9.11.4, 9.12.4, 9.13.4
12.10(b)(vi)(3)	9.2, 9.3, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9, 9.10, 9.11.6, 9.11.7, 9.12.6, 9.12.7, 9.13.6, 9.13.7
12.10(b)(vi)(4)	9.0
12.10(b)(vi)(5)	9.11.3, 9.12.3, 9.13.3
12.10(b)(vi)(6)	9.0
12.10(b)(vi)(7)	9.7, 9.8
12.10(b)(vi)(8)	9.9
12.10(b)(vi)(9)	10.0
12.10(c)	13.0
12.10(d)	Diagrams, maps and plans demonstrating location, nature and extent of workings, principal geological features (See list of figures)
12.10(e)(i)-(ii)	2.4, 2.5, 2.6
12.10(f)(i)	8.11
12.10(f)(ii)	8.11
12.10(g)	2.4, 2.5
12.10(h)(i)	11.0
12.10(h)(ii)	2.4
12.10(h)(iii)	12.0
12.10(i)	3.0, 4.2, 4.3, 5.2, 5.3, 6.2, 6.3
12.10(j)	3.0, 4.2, 4.3, 5.2, 5.3, 6.2, 6.3
12.10(k)	15.0
12.11(a)	Announcements to be approved by CP
12.11(b)	2.7

2 INTRODUCTION

2.1 PURPOSE OF THIS REPORT

This Competent Person's Report has been prepared in order to enable Witwatersrand Consolidated Gold Resources Limited (hereunder termed 'Wits Gold' or the 'Company') to fulfil part of the requirements to obtain a listing on the JSE Securities Exchange under the rules applicable to an exploration company. It represents an independent expert's review of the geology and mineral resources contained in the Prospecting Rights held by the Company in South Africa.

2.2 BACKGROUND TO THE COMPANY

Wits Gold was established in June 2003 as an exploration company focussed on the identification and acquisition of gold resources in the world renowned Witwatersrand Basin in central South Africa (Figure 2.1). Gold was first discovered in Witwatersrand rocks in 1886 that have since produced some 1.5 billion oz from seven major goldfields within the Basin, equivalent to 35% of all historically mined gold in the world. The United States Geological Survey (2004) estimated that a similar size resource still remains unmined in Witwatersrand reefs. Accordingly, a regional review of Witwatersrand mineralisation was completed in order to identify selected gold resources above a cut-off grade of 300 cm.g/t Au and situated at less than 5,000 metres below surface.


Africa
South Africa
25°S
30°S
PRETORIA
JOHANNESBURG
Maputo
Bloemfontein
Durban
Atlantic
Ocean
South
Africa
Indian
Ocean
CAPE TOWN
Port Elizabeth
20°E
25°E
30°E
Witwatersrand Age rocks
Postulated extent of Witwatersrand Age rocks
Road
River
N
500km

Figure 2.1 Geographic location of the Witwatersrand Basin

Following this geological review, in early 2004 the Company successfully negotiated with three South African gold majors to acquire their 'old order' mineral rights in two target regions. These agreements were concluded with the Harmony–ARMGold–Freegold Joint Venture in the Southern Free State Goldfield and with AngloGold Ashanti Limited and Gold Fields Limited in the Potchefstroom Goldfield and the adjacent Klerksdorp Goldfield. These companies were encouraged to relinquish these mineral rights due to a combination of reasons. These included the 'use it or lose it' principle introduced by the Minerals and Petroleum Resources Development Act No. 28 of 2002 (MPRDA), claw-back provisions that were included in the agreements and by the strong Black Economic Empowerment credentials of the Company. During 2004 private placement of Wits Gold shares was successful in raising US$4.65 million (R29.64 million at the prevailing exchange rate) to fund the initial development of the Company.

2.3 STRUCTURE OF THE COMPANY

Wits Gold is a new gold exploration company that was established in response to the changing regulation of mineral rights in South Africa. The Company has a number of prominent local Black Economic Empowerment (BEE) shareholders. These include Continental Africa Gold These include Continental Africa Gold Resources Consortium (Pty) Ltd, a broad-based group of black shareholders represented by Professor Taole Mokoena and Tranter Kismet Investments (Pty) Ltd, a group of South African black professional investors, represented by Dr Humphrey Mathe. In addition, the Wits Gold Women's Trust has been registered as a new charitable organisation with Dr Brigalia Bam as the Chairperson. This Trust has been set up to fund training opportunities for South African women within the mining industry. Other founding shareholders include the management and staff of the Company as well as a range of institutional and private investors of both South African and international origin.

The executive management comprises Dr Marc Watchorn, the Chief Executive Officer, who is a geologist with considerable experience in the Witwatersrand goldfields and Derek Urquhart who is a chartered accountant and the Financial Director. The non-executive directors include the Chairman, Adam Fleming, who was formerly the Chairman of Harmony Gold Mining Company Limited, Deputy Chairman Professor Taole Mokoena, who is the Head of Surgery at Pretoria University, and Non-Executive Director Dr Humphrey Mathe, who is currently Operations Director for Eyesizwe Coal, the fourth largest coal producer in South Africa.

A summary of the shareholder structure is illustrated in Figure 2.2.


WITS GOLD
BEE Shareholders
40%
South African & International Shareholders
60%
23%
12%
4%
1%
4%
52%
4%

Figure 2.2 Wits Gold shareholder structure

2.4 THE ASSETS

Following the conclusion of agreements with the Harmony–ARMGold–Freegold Joint Venture (Harmony JV), AngloGold Ashanti Limited (AGL) and Gold Fields Limited (GFL), the Company secured unused 'old order' mineral rights over 80,223Ha in Free State, North West and Gauteng Provinces of South Africa. In terms of the MPDRA, the Company, as the legal titleholder of these mineral rights, held a pre-emptive right until 30th April 2005 to apply for their conversion to Prospecting Rights. Following application, the Department of Minerals & Energy (DME) has duly granted Prospecting Rights for gold over six areas covering a total of 79,791Ha. Prospecting Rights for uranium have also been granted in three of these areas (Table 2.1). Three additional applications for Prospecting Rights over a total area of 11,248Ha have been accepted by the DME, but have yet to be granted.

Table 2.1 summarises the legal status of the Company's Prospecting Rights.

Table 2.1 Status of applications for Prospecting Rights

Project	DME Reference	Submitted	Accepted by DME	Granted by DME	Registration	Hectares
1. Southern Free State Goldfield						
SOFS	FS 76 PR	24.03.05	26.04.05	24.02.06	In progress	12055
Le Roux	FS 247 PR	15.06.05	29.06.05	24.02.06	In progress	798
Doornrivier	FS 248 PR	15.06.05	22.07.05	Outstanding	In progress	214
2. Potchefstroom Goldfield						
Potch Gap	NW 370 PR	14.04.05	12.05.05	01.02.06	In progress	44658
Carletonville	GP 21 PR	20.04.05	04.05.05	01.11.05	05.01.06	8592
Potch Gap Filler	NW 741 PR	11.07.05	18.08.05	Outstanding		9805
Deelkraal	GP 152 PR	18.07.05	26.07.05	15.12.05	In progress	1616
3. Klerksdorp Goldfield						
South Vaal	FS 206 PR	12.04.05	13.05.05	24.02.06	In progress	12072
South Vaal NWP	NW 966 PR	22.07.05	19.08.05	Outstanding		1230

In addition to acquiring the unused 'old order' mineral rights, Wits Gold has also taken ownership of the related historical exploration data from these areas. These include the available borehole core, borehole logs, geological and geophysical records and assay information. In total, this amounts to 203 boreholes, containing 526,464 metres of drilling and 2882 intersections of Witwatersrand reefs, including deflections. The replacement cost of these boreholes and associated assay data, estimated in today's money, would be approximately R427 million (US$71 million at R6.00/US$). A breakdown of these details is shown in Table 2.2.

Table 2.2 Wits Gold borehole replacement cost

Depth interval	Cost/metre (Rand)	Metres drilled	Total Cost (Rand)
0 to 1500 m	500	111 238.67	55,619,335
1500 to 2500 m	750	173 077.54	129,808,155
> 2500 m	1000	242 148.34	242,148,340
Total		**526 464.55**	**427,575,830**

2.5 LEGAL AGREEMENTS

Prior to the introduction of the MPRDA, Wits Gold concluded legal contracts to acquire 'old order' mineral rights in the Southern Free State Goldfield (Harmony JV), in the Potchefstroom Goldfield (AGL and GFL) and in the Klerksdorp Goldfield (GFL). In terms of these agreements the Company undertook to fund exploration to the completion of a bankable feasibility study or studies. Once this study or studies has/have been completed, the company that originally contributed those mineral rights will have a once off opportunity to acquire a 40% interest in the future mining venture. Alternatively should Wits Gold elect to sell the rights to those minerals, the original contributor of those rights will be entitled to a 50% share of proceeds, less a three times multiple of the exploration costs incurred by Wits Gold.

2.6 THE SOUTH AFRICAN MINERAL RIGHTS LEGISLATION

Prior to the promulgation of the MPRDA, mineral rights in South Africa, including the right to prospect and mine, were held privately, or in some instances owned by the State. Ownership of these rights was affected through the common law whereby the mineral rights were vested with the surface owner of the land. The common law recognised the principle that mineral rights could be separated from the title to the land. Therefore it was possible for ownership of the surface rights, the rights to precious metals and the rights to base minerals to belong to different persons. Registration of the title to the mineral rights in the Deeds Registry Office ensured that real rights were constituted.

The MPRDA became effective legislation on 1 May 2004. The objects of the MPRDA are to adopt the internationally accepted right of the State to exercise sovereignty over the mineral and petroleum resources within South Africa and to give effect to the principle of the State's custodianship of the nation's mineral and petroleum resources. In addition, the MPRDA seeks to improve opportunities for Historically Disadvantaged South Africans (HDSAs) to become involved in the country's mineral and petroleum resources, whilst at the same time promoting development and economic growth.

The acceptance into law of the MPRDA has resulted in the transfer of South Africa's mineral rights and their administration to the State, subject to a number of transitional provisions. Three categories of rights are given recognition in terms of these transitional provisions, namely 'old order' mining rights, 'old order' prospecting rights and unused 'old order' rights. The 'use it or lose it' principle was also adopted by the State that forced companies to relinquish non-core mineral rights.

In this context, Wits Gold acquired unused 'old order' rights prior to 1 May 2004 from the Harmony JV, AGL and GFL. These companies were the registered title holders to the precious metals and associated minerals in parts of the Southern Free State, Potchefstroom and Klerksdorp Goldfields. However, as these companies were not actively prospecting or mining in these areas at the commencement of the MPRDA, Wits Gold was deemed to have acquired unused 'old order' rights. Under these circumstances, Wits Gold had one year until 30th April 2005 from the commencement of the MPRDA to apply for 'new order' Prospecting Rights in terms of Section 16 of the MPRDA.

Accordingly Wits Gold submitted six applications for the conversion of its unused 'old order' rights to 'new order' Prospecting Rights to the relevant regional offices of the DME prior to 30 April 2005. In addition, the Company submitted a further three applications to the DME for purposes of consolidation. These applications included prospecting work programmes and expenditure commitments. Six of these applications have now been approved by the DME and Prospecting Rights have been granted. Subsequently, these documents have been lodged for registration in the Mineral and Petroleum Titles Registration Office. These Prospecting Rights are valid for an initial period of five years with a subsequent renewal period of up to three years. In terms of the legislation, prospecting must commence within 120 days of a Prospecting Right being granted, and prospecting must be conducted continuously and actively thereafter. At the end of the eight-year validity of the Prospecting Rights, the MPRDA provides for a Retention Permit that is granted for a period of up to three years with one renewal of an additional two years. This Retention Permit is subject to certain conditions, such as the non-concentration of resources by a company, fair competition, and non-exclusion of others. The Retention Permit may only be granted after the holder of the Prospecting Right has completed the prospecting activities including a feasibility study, established the existence of a mineral reserve, studied the market and found that the mining of the mineral in question would be uneconomic due to prevailing market conditions. The MPRDA also provides for a Mining Right that is valid for up to 30 years and can be renewed for similar periods of up to 30 years.

The DME has also published the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry (the Charter). In terms of Section 100 of the MPRDA, the Charter sets out the framework, targets and timetable for increasing the participation of HDSAs in the mining industry, as well as enhancing the benefits of HDSAs from the exploitation of mineral resources. The Charter is accompanied by a scorecard, which facilitates the application of the Charter in terms of the requirement for the conversion of 'old order' Prospecting and Mining Rights under the MPRDA. The Charter is based on seven key principles, five of which are operationally oriented and cover areas focused on improving conditions for HDSAs. The remaining two are focused on HDSA ownership targets and beneficiation.

The Charter and the relevant scorecard require that HDSAs acquire 15% ownership of a mining company's South African mining assets within five years, and 26% ownership within ten years. In addition, mining companies are obliged to formulate plans for achieving employment equity at management level with a view to reaching 40% participation by HDSAs in management and 10% participation by women in the mining industry, each within five years. The State will evaluate the company's commitment to the different facets of promoting the objectives of the Charter against the scorecard when considering applications for the conversion of 'old order' rights to 'new order' rights.

2.7 RESPONSIBILITY FOR THE COMPETENT PERSON'S REPORT

Snowden Mining Industry Consultants (Snowden) was commissioned by Wits Gold to compile a Competent Person's Report (CPR) on its mineral assets. Dr P A Snowden and Mrs D V Snowden (of Snowden) are the principal authors in association with Mr P Camden Smith (of Camden Geoserve cc, a South African based consulting company). In preparing this report the authors have relied on detailed geological information provided by Dr M Watchorn, Chief Executive Officer of Wits Gold. Dr Watchorn commissioned a number of consultants' reports during the past twelve months and these form the basis for much of the geological understanding presented in this report.

The authors have carried out the following work:

Dr P Snowden visited coreyards in Welkom, Elandsrand Gold Mine and Carletonville in order to review representative borehole cores, attended presentations on the geology and mineral resource estimation in the office of Wits Gold in Johannesburg, reviewed various reports, engaged in numerous detailed discussions on the geology and resources with Dr Watchorn and other consultants and managed the compilation of the CPR.

V Snowden visited coreyards relating to the Potchefstroom Goldfield, attended presentations on the geology and mineral resource estimation in the office of Wits Gold in Johannesburg, reviewed various reports, engaged in numerous detailed discussions on the resource estimation methodology and results with Messrs Camden-Smith and Muller and Dr Watchorn. V Snowden also examined the data package of input data and resource models provided for the Wits Gold areas covered by the six Prospecting Rights including:

- A review of the resource estimation process
- Identification and inspection of block models and input data
- Calculation of input and output summary statistics
- Extraction of resource reports to confirm documentation

This review confirmed the validity of the estimation process and the nature of the electronic modelling of the Inferred Resource estimates. However, Snowden has not independently re-evaluated parameters in detail and does not over-ride the role of the Competent Persons involved in the modelling of the resources for Wits Gold and who have signed this report.

In June 2005, the directors of Wits Gold requested Camden to compile an independent geological report and issue a resource statement on the Company's Prospecting Rights in the Southern Free State, Potchefstroom and Klerksdorp Goldfields. Two principal contributors have been involved in the compilation of this geological and resource report, P Camden-Smith and C Muller, both of whom qualify as Competent Persons. Brief summaries of their personal résumés are as follows:

Peter Camden-Smith, MSc, GDEng, MBL, Pr.Sci.Nat. has more than 25 years experience in the Witwatersrand Basin. He has worked at various levels in the exploration, evaluation and mining of Witwatersrand gold deposits. For the past eleven years he has acted as an independent consultant to the minerals industry.

Charles Muller, B.Sc. (Hons), Pr.Sci.Nat. has more than 20 years experience in the Witwatersrand Basin. He has worked as a mine and exploration geologist and in the last 12 years has concentrated on the geostatistical evaluation of mineral resources. For the past six years he has been an independent consultant.

The data QA/QC, geological interpretation and resource estimation has been overseen by P Camden-Smith of Camden Geoserve. Resource estimates have been completed and signed-off by P Camden-Smith and C Muller.

The stratigraphy and structural geology of the Southern Free State Goldfield south of the Sand River was re-interpreted in 1996 during re-logging and a joint evaluation of 62 boreholes by Anglo American Corporation of South Africa Limited (AAC) and Johannesburg Consolidated Investments Limited (JCI). This review also included data from the adjoining Beatrix, Joel and Harmony Gold Mines (AAC Report, 1996).

3 THE WITWATERSRAND BASIN

3.1 HISTORY OF GOLD MINING

In the early 1880's gold mining was actively being pursued in the Barberton area of eastern South Africa. In this area, gold mineralisation occurs principally in quartz veins within ancient rocks of early Archaean age in the Barberton Greenstone Belt. The occurrence of this vein style of gold mineralisation prompted the search for similar deposits in similar rocks elsewhere in South Africa. A number of prospectors focussed their attention in an area in the vicinity of what is now the city of Johannesburg. It is documented that in 1884 a gold-bearing quartz vein was worked for a short period of time at the Confidence Mine on the farm Wilgespruit.

On the 7th of February 1886 two prospectors discovered a gold-bearing quartz pebble conglomerate on the farm Langlaagte within a few km of the Wilgespruit workings. This reef, that was subsequently to be named the Main Reef Leader, represented the discovery site of the Witwatersrand Basin. The quartz pebble conglomerate on Langlaagte was soon traced in outcrop for several kilometres to the east and west and displayed remarkable consistency in both strike continuity and gold grade. This part of the Witwatersrand Basin was to become known as the Central Rand Goldfield (Figure 3.1).

News of the Langlaagte discovery spread quickly and the area was soon accommodating hundreds of prospectors in the areas to the east and west of Langlaagte. Nine farms were subsequently proclaimed as public diggings on 20th September 1886 by Paul Kruger, the State President of the South African Republic.


-100,000
100,000
Central Rand
247Moz/8.2g/t Au
West Rand
78Moz/5.1g/t Au
East Rand
320Moz/8.2g/t Au
Carletonville
302Moz/8.9g/t Au
JOHANNESBURG
Klerksdorp
204Moz/8.4g/t Au
Carletonville
Potchefstroom Goldfield
Evander
Potchefstroom
Klerksdorp
South Rand
Ventersdroon
3,000,000
Klerksdorp Goldfield
Evander
48Moz/7.0g/t Au
Bothaville
Free State
311Moz/8.4g/t Au
Welkom
Southern Free State Goldfield
3,200,000
LOCALITY
PRETORIA
JOHANNESBURG
Bloemfontein
Durban
250km
Prospecting rights
Under application
Mine boundary
Central Rand Group
West Rand Group
Dominion Group
Granites
Major fault
100km

Ma	Stratigraphy	Group
2003 2054-2059	*Vredefort impact* *Bushveld Igneous Complex*	
2250 2350	TRANSVAAL	Pretoria
2432 2642	SUPERGROUP *Black Reef Quatzite Fmn.*	Chuniespoort
2709 2714	VENTERSDORP SUPERGROUP	Platberg Klipriviersberg
2837 <2894	WITWATERSRAND	Central Rand
2914 <2970	SUPERGROUP	West Rand
3074-3086		Dominion
	Middle Archean basement	

Figure 3.1 Geological setting of the major goldfields in the Witwatersrand Basin

The subsequent development of the Central Rand Goldfield was extremely rapid. By the end of 1886 the Main Reef Leader, as well as other reefs located stratigraphically above and below it, had been traced eastwards into the East Rand Goldfield and westwards into the West Rand Goldfield (Figure 3.1) with properties held under claim licences.

In August 1886 gold-bearing conglomerates were recognised In the Klerksdorp area southwest of Johannesburg. This area was subsequently to develop into the Klerksdorp Goldfield (Figure 3.1).

By 1888 full-scale mining was underway at 44 mines in the Witwatersrand Basin and gold production from these reefs was estimated to have been 124,000 ounces. However, production was soon impacted as the mines extended their workings to depths below about 30 metres to 40 metres, where the transition from oxidised ore to unoxidised sulphide ore occurred. When sulphide ore was intersected the traditional method of removing gold by crushing the ore followed by mercury amalgamation was rendered substantially ineffective. As the gold recovery decreased from 75 – 80% in the oxidised ore to below 50% in the underlying sulphide reefs, many of the prospectors saw no future in the goldfield and its population reduced rapidly by about a third.

The problem of extracting gold from sulphide ore was overcome in 1890 with development of the McArthur–Forrest or cyanidation process. This represented one of the great metallurgical breakthroughs and opened the way for mining gold ore below the level of oxidation.

With mining progressing at a frenetic pace on the Central Rand Goldfield and soon thereafter within the East and West Rand Goldfields in the late 1800s and early 1900s it became apparent to geologists that extensions of the Witwatersrand reefs could well exist elsewhere, buried beneath younger cover rocks. As early as 1889 the occurrence of reefs in the area to the west and southwest of the West Rand Goldfield was considered. Drilling in the Carletonville area during the period 1899 to 1904 led to the discovery of extensions to the known Witwatersrand reefs.

However, the development of mining operations within the Carletonville Goldfield was held-up for some thirty years due to the severe water management problems encountered during shaft sinking. The first mining in the Carletonville Goldfield commenced at Venterspost Mine in October 1939. Over the next thirty years several additional mines were developed in the Carletonville Goldfield including such famous mines as East and West Driefontein, Libanon, Blyvooruizicht, Western Deep Levels, Kloof, Doornfontein and Elandsrand.

Following the departure of South Africa from the gold standard in 1932, and the increase in the price of gold that followed, there was a push to expand the exploration of the Witwatersrand Basin into new areas. Two principal areas were targeted – the area around the town of Klerksdorp and an area in Free State Province, south of Welkom. Exploration during the 1930s and 1940s led to the definition of the Klerksdorp and Free State Goldfields. The first mine established in the Klerksdorp Goldfield commenced operating in 1939 while it was 1951 before the first mine, St Helena Gold Mine, commenced production in the Free State Goldfield. In the decade that followed, thirteen new mines came into production in the Free State followed by a further four mines being developed in the period to 1986.

Exploration drilling had indicated that the Free State Goldfield marks the southern limit of the Witwatersrand Basin, consequently after it's discovery, the focus of the gold mining companies turned to the area east of Johannesburg to identify the next goldfield. In 1948 an aeromagnetic survey, flown over the area to the east of the East Rand Goldfield, identified a series of anomalies thought to represent magnetic shales in the rock sequence underlying the important gold-bearing reefs. In 1950 this resulted in a drilling programme undertaken to the southwest of the village of Kinross that led to the discovery of the Evander Goldfield. Winkelhaak Mine became the first producer in 1958, followed by Bracken and Leslie Mines in 1962 and Kinross Mine in 1968.

The seven goldfields referred to above and identified on Figure 3.1 represent the most important gold producing areas in the Witwatersrand Basin and have been responsible for a very large part of the world's total known historical gold production. The production statistics for each goldfield for the period 1886 to 2004 are summarised in Table 3.1.

Table 3.1 Production statistics 1886 to 2004

Goldfield	Mt Milled	Yield (Au g/t)	Tonnes Au	Moz Au
Central Rand	937.4	8.21	7695.8	247.4
East Rand	1214.5	8.19	9946.8	319.8
West Rand	478.9	5.09	2438.6	78.4
Carletonville	1051.8	8.93	9392.6	302.0
Klerksdorp	756.2	8.40	9352.2	204.2
Free State	1148.7	8.41	9660.3	310.6
Evander	216.4	6.96	1506.3	48.4

The rate of gold production from the conglomerate reefs in the Witwatersrand Basin has fluctuated over the years. In the 1960s many of the mines in the mature Central and East Rand Goldfields were closed due to the depth of mining, high working costs and a static gold price of US$35/ounce. The greatest annual gold production from the Witwatersrand Basin occurred in 1970 when it reached 1,000.4 tonnes (35.3 Moz). Since that time production has fallen quite consistently with annual gold production currently standing at about 350 tonnes (11.0 Moz).

In the last twenty years just three new gold mines have been developed within the Witwatersrand Basin – the Target Mine immediately north of the old Lorraine Gold Mine in the northern part of the Free State Goldfield, the Moab Khotsong Mine in the south of the Klerksdorp Goldfield and the South Deep Mine in the southern extension of the West Rand Goldfield. These mines have collectively contributed about 260 million tonnes of "new" ore reserves. The *annual rate* of production from all mines in the Witwatersrand Basin has averaged about 50 million tonnes per annum.

3.2 CURRENT MINING OPERATIONS

The gold mining industry has undergone significant change since multi-party democracy was established in South Africa during 1994. This historic event had major political and economic implications for both the country and the local mining companies, who under the old regime, had restricted their activities to southern Africa. With the lifting of these barriers, most of the South African major companies opted for a global approach to exploration, mining and investment. This has resulted in a flurry of mergers and acquisitions that effectively saw the disappearance of some of the old establishment, including mining houses such as Gencor, Rand Mines and Anglovaal. Out of these have emerged Harmony, AngloGold-Ashanti and an international version of Gold Fields, all of whom still dominate Witwatersrand gold mining.

Despite a systematic decline, South Africa remains the world's premier gold producing country. This decrease is largely a function of a less protective fiscal regime combined with lower tonnages and grades as each of the goldfields draws towards the end of their finite life. Consequently, although some mining is still taking place in all seven Witwatersrand Goldfields, the scale of most operations has diminished significantly, with the exception of selected mines in the Free State, Klerksdorp and Carletonville areas. During 2004, only Kloof and Driefontein Mines, both belonging to GFL in the Carletonville region, produced more than 1 Moz Au. Operations credited with over 0.5 Moz Au included Tau Tona (Carletonville) and Great Noligwa (Klerksdorp) belonging to AGL as well as the Beatrix Mine (Free State), another GFL operation.

3.3 THE POTENTIAL FOR NEW GOLD MINES

At the height of the boom in South African gold exploration during the mid 1980's, there were in excess of eighty drill rigs operating in and around the Witwatersrand Basin. Many of these machines were sited to prospect for extensions of the Central Rand Group, the stratigraphic sequence that hosts most of the gold-bearing conglomerates (Figure 3.1). This exploration was undertaken particularly in the areas to the northwest, west and southwest of the recognised limits of the Basin. Although many of these programmes intersected the underlying West Rand sequence, none of them was successful in defining new gold resources in these outside areas. Efforts within the known extent of the Basin produced more promising results, where drilling was undertaken adjacent to the established goldfields as well as new areas such as the South Rand, Bothaville and Potchefstroom districts (Figure 3.1). This activity resulted in the definition of new ore bodies such as the Target Mine, South Deep and Moab Khotsong as well as extensions to existing operations at Kloof and Evander Mines.

Recently there has been some renewed interest in the Witwatersrand Basin, partly due to an improvement in the international gold market, but also in view of the liberalisation of mineral rights in South Africa. This has led to the revival of a variety of exploration projects, particularly those with historical drilling results. A number of these areas are undergoing re-evaluation, including the Poplar and Rolspruit projects in the Evander region (Harmony), the Burnstone project in the South Rand Goldfield (Great Basin Gold), Modder East on the East Rand and the Weltevreden prospect to the south of Klerksdorp (Afrikander Lease). Deep drilling programmes are also being undertaken at Beatrix and Kloof Mines (GFL) and Moab Khotsong (AGL) in efforts to explore for extensions to its ore bodies, whilst Harmony is undertaking at least four substantial capital projects on their existing mines. In addition, some attention has been given to the possibility of re-opening selected workings in the Central Rand Goldfield with a view to both open pit and underground mining above the water table. This represents the up-dip equivalent of the Argonaut project that DRDGold promoted as recently as 2002. This venture envisaged the establishment of a Witwatersrand super-mine to exploit the remaining resources to the south of Johannesburg, thought at the time to contain over 100 Moz of gold. However, this ambitious plan appears to have been shelved due to a number of issues.

3.4 REGIONAL GEOLOGY

More than 98% of South Africa's gold has been derived from the Witwatersrand Basin situated on the central Highveld of the country (Figure 3.1). Discovered in 1886 in the Johannesburg district, where the gold-bearing reefs occur in outcrop, most of the remainder of the Basin over an area of some 70 000 km² is concealed below younger cover rocks. Consequently, the mining of these deposits has involved mainly underground operations, with workings often extending to depths in excess of 2500 metres below surface. The exploitation of these deposits under such challenging conditions has resulted in the South African gold industry being recognised as the world leader in deep level mining.

The stratigraphic sequence that forms the Witwatersrand Basin is some 6,000 metres in thickness and can be subdivided into a lower West Rand Group with equal proportions of mudstones and arenites (Figure 3.1). This is overlain by the Central Rand Group consisting mainly of arenites, together with the gold-bearing conglomerate reefs that rest on intra-formational unconformities (Figure 3.2). Despite exploration for similar Witwatersrand-type gold deposits elsewhere in the world, the quartz pebble conglomerates developed in central South Africa appear to be unique in both scale and gold grade. This phenomenon can be attributed partly to the early formation of a stable Archean block in this area, known as the Kaapvaal Craton. Consequently, some 3000 Ma ago the southern African continental crust was capable of supporting a major sedimentary basin. Although rocks of similar age are preserved on Archaean Cratons elsewhere in the world, it is apparent that the crust in these areas was considerably thinner, subjected to higher heat flows and therefore was less conducive to the formation of epicontinental sedimentary basins.


Central Rand Goldfield
Turffontein Subgroup
3000m
Thickness (metres)
2000m
1000m
0m
Elsburg
Kimberley
Bird
Livingstone
South
Main leader
Main
Carletonville Goldfield
VCR
Deelkraal
UE1a
Kloof
Libanon
Bird
Livingstone
Middelvlei
Carbon leader
North leader
Potchefstroom Goldfield
UE1a
Libanon
Vaal
Cobble
Livingstone
Middelvlei
Carbon leader
North leader
Klerksdorp Goldfield
VCR
Elsburg
Dennys
Gold Estate
Vaal
Mispah
Livingstone
Commonage
Ada May
Northern Free State Goldfield
VCR
Rainbow
VS5
A
BPM
B
Leader
Basal
Intermediate
Beisa
Southern Free State Goldfield
Ventersdorp lava
VS5/Beatrix
BPM
B
Booysens shale
Leader
Intermediate
Beisa
Jeppestown shale
Johannesburg Subgroup
Central Rand Group

Figure 3.2 **Principal conglomerate reefs in the Central Rand Group, western Witwatersrand Basin**

The precursor to the Witwatersrand Basin is a 3074 Ma bimodal volcanic sequence comprising the Dominion Group that erupted in a rift-type basin (Figure 3.3). This volcanism was apparently widespread as indicated by the preservation of the synchronous Nsuze Group in the northern parts of Kwazulu-Natal and reflects that extensional tectonics affected the newly formed continental crust. The subsequent sedimentary sequence comprising the Witwatersrand Basin was characterised by laterally continuous stratigraphy that formed in response to regional thermal subsidence following the termination of this earlier volcanicity.


Stage 1. 3074 Ma Dominion extension and volcanicity
Stage 2. 2914 Ma West Rand thermal subsidence
Stage 3. 2837 Ma Central Rand thermal subsidence and compression
Stage 4. 2714 - 2709 Ma Ventersdorp extension and rifting
Stage 5. 2642 Ma Transvaal thermal subsidence
Transvaal Supergroup
Platberg Group
Klipriviersberg Group
Central Rand Group
West Rand Group
Dominion Group
Archean Granite-Greenstone
Fault

Figure 3.3 Tectonic evolution of the Kaapvaal Craton 3074 – 2600 Ma

The initial phase of deposition in the West Rand Group indicates that during the early history of the Witwatersrand Basin, sediment was derived predominantly from a northern source terrain. This southerly palaeoslope persisted into the Central Rand Group, but with additional sediment input from the west. The establishment of a western source coincides with the onset of far field compression that modified the Witwatersrand thermal subsidence basin (Figure 3.3). Associated syn-sedimentary folding is clearly evident along the western margin of the Free State Goldfield, in the vicinity of the Bank anticline and in the West Rand syncline. In these areas, the anticlinal structures were zones of erosion, whereas sedimentary deposition and conglomerate reef development were enhanced in the synclines. Active tectonism around the northern and western edges of the Basin led to the accentuation of angular marginal unconformities at specific intervals during the evolution of the Central Rand Group. Four principal unconformities with related gold mineralisation can be recognised continuously around the Basin, namely the Main Reef, the Bird Reef, the Kimberley Reef and the Ventersdorp Contact Reef.

Witwatersrand sedimentation was concluded by renewed crustal distension and the initiation of the 2,714 Ma Klipriviersberg flood basalts. This extensional event later led to the development of normal faults and rifting, together with the deposition of the related Platberg sediments in a series of grabens and half grabens (Figure 3.3). Accordingly, the underlying Witwatersrand stratigraphy was buried below this Ventersdorp sequence as well as being displaced by the normal faults, particularly in the Klerksdorp-Welkom region, near the maximum axis of extension. The development of the post 2,642 Ma Transvaal Basin resulted in further burial of the Witwatersrand sequence combined with peak metamorphic conditions of 2 to 3 kb and 350°C (Figure 3.3). The consistent metamorphic grades throughout the thickness of the Witwatersrand sequence and the widespread presence of phyllonites suggest the effects of regional fluid flow rather than burial metamorphism alone.

The final phase of deformation that affected the Witwatersrand Basin is associated with the origin of the Vredefort Dome, widely believed to be related to a meteorite that impacted some 2,000 Ma ago. The shock resulted in widespread ductile folding of the supercrustal Transvaal Supergroup rocks, as indicated in the outcrop mapping around the northern periphery of this Vredefort structure. However, the underlying Witwatersrand strata do not display the same style of compression, but apparently responded in a similar fashion to the underlying crystalline basement. Consequently, in the Witwatersrand Basin, the effect of the impact was limited to the reactivation of Platberg faults, often in the form of strike-slip displacement and the generation of pseudotachylite. Following this Vredefort event, the Kaapvaal Craton experienced a prolonged period of geological inactivity until the development of the Permo-Carboniferous Karoo Basin. It is this coal-bearing sequence that dominates the current surface geology over most of the southern extent of the Witwatersrand Basin.

The Archaean gold-bearing conglomerates in the Witwatersrand Basin were deposited on a series of alluvial fans that entered the subsiding trough from the northern, northwestern and western edges. Mining activity has been focussed in seven major goldfields situated along these active margins, away from which the continuity of the ore bodies decreases, resulting in erratic gold grades. Over the period 1886 to 2004, these seven goldfields have produced a collective total of 49,993 tonnes (1,511 Moz) of gold at an average production grade of 8.6 g/t Au. Most of these goldfields contain one principal and often several secondary reef horizons that in places have been mined continuously over areas of up to 400 km². The gold-bearing reefs consist of quartz pebble conglomerates that are generally less than 2 metres thick, although in extreme cases the reefs may locally exceed 10 metres in thickness. The conglomerates usually rest on low angle unconformities that represent intermittent periods of erosion around the tectonically active northern and western edges of the Basin.

The gold particles contained in these conglomerates are rarely visible, although microscopic studies indicate that the gold is most commonly associated with the pyrite that frequently comprises 3-5% of the reef. Gold is also spatially related to the distribution of carbon that occurs either as discontinuous seams near the base of the reef or as scattered rounded 'flyspecks' in the matrix. Recent research has indicated that this carbon represents an original liquid hydrocarbon that formed when the organic matter in Witwatersrand shales passed through the oil window during burial. These liquid hydrocarbons subsequently migrated into suitable stratigraphic traps represented by the unconformity surfaces and the relatively porous conglomerates.

Besides gold, significant quantities of by-product uranium have also been recovered from these reefs. Mineralogical studies demonstrate that this uranium occurs as detrital grains of uraninite as well as a secondary uranium-titanium silicate. Over the period 1952-2003 Witwatersrand deposits produced about 172,000 tonnes (379 million lbs) of U_3O_8 at an average grade of 0.216 kg/t. This represents about 8% of the total world uranium production during the same period. Currently AGL manages the only operation recovering uranium in the Witwatersrand Basin at the Vaal River Complex with an annual production of approximately 2.1 million lbs.

The origin of Witwatersrand gold mineralisation has been strongly debated by geologists for over a hundred years, with two widely opposed schools of thought. The placerists believe that detrital gold grains were introduced at the same time as the host sediments, and were subsequently trapped between the pebbles comprising gravel bars in braided rivers. In addition to gold, other heavy minerals such as pyrite and uraninite are thought to have been concentrated by mechanical processes on erosion surfaces, particularly the unconformities. The alternative model proposes a hydrothermal origin, whereby the gold was introduced into the conglomerates by hot aqueous fluids during regional metamorphism. It is contended that fluid flow was focussed along zones of increased permeability, such as the unconformities and resulted in the extensive alteration assemblage consisting of sericite-chlorite-pyrophyllite-chloritoid. Precipitation of gold occurred due to the sulphidation of original iron-rich heavy minerals to form pyrite as well as reacting with liquid hydrocarbons.

A third group of earth scientists advocates a combination of both the placer and hydrothermal theories. These protagonists suggest that the mineralisation was originally introduced into the Basin by rivers in the form of placer gold, but was subsequently remobilised over mm and cm scale distances during burial and metamorphism. Despite this disparity in ideas, on a regional scale it is undeniable that in the Witwatersrand Basin, the Central Rand conglomerates exert an over-riding control on gold mineralisation. In more detail, secondary influences include the presence and distribution of pyrite as well as forms of carbon that are characteristic of most Witwatersrand ore bodies.

4 THE SOUTHERN FREE STATE GOLDFIELD

4.1 GEOGRAPHICAL SETTING

The Free State Goldfield is situated in the Free State Province of central South Africa. Centred on the towns of Welkom and Virginia, it is approximately 270 km by national road from Johannesburg, and is traversed by a well-maintained network of paved and gravel farm roads. The goldfield is situated on the national electricity grid and substantial water supplies are available from the Allemanskraal Dam, some 50km to the southeast of Welkom. The most substantial watercourse in the area is the Sand River, an ephemeral river that is without water during the dry winter months. It forms a natural subdivision of the goldfield into the northern and southern sectors.

4.2 HISTORICAL EXPLORATION

Shortly after the discovery of the Central Rand in 1886, gold was found in Witwatersrand conglomerates exposed in the Venterskroon Goldfield, west of Vredefort (Figure 3.1). However, grades were both low and erratic, so it was only in 1932 after South Africa's departure from the gold standard that regional exploration was undertaken below the younger cover sequences to the south of the Vaal River. Some early prospecting in the Free State had been carried out in 1896 on the farm Aandenk near Odendaalsrus, where a shallow shaft and a number of boreholes were sunk on Ventersdorp conglomerates. This Aandenk prospect was later revived in 1933 when deeper drilling penetrated the Elsburg and Kimberley sequences, but with low gold values on the A and B Reefs (Figure 3.2), so the borehole was stopped at a depth of 1,233 metres in the Upper Shale Marker, about 120 metres short of the Basal Reef. It was only after the Basal Reef had been discovered at Western Holdings in 1938 that this Aandenk borehole was extended to intersect the primary reef horizon in what was later to become the Free State Goldfield.

Apart from abandoning the gold standard, the discovery of Western Reefs in the Klerksdorp area during 1932/3 resulted in renewed enthusiasm for exploration in the Witwatersrand Basin. This subsequent flurry of activity involved the acquisition of mineral rights and drilling for the continuation of this gold mineralisation into the northern Free State. Most of the prospecting was initiated by individual entrepreneurs and small partnerships, but the major mining houses such as AAC, Union Corporation and JCI soon acquired these interests. Subsequent drilling through cover rocks led to the discovery of the Basal and associated Leader as well as the A and B Reefs as secondary targets (Figure 3.2). The town of Welkom was established and during the period 1951-61, thirteen new mines were brought into production. All of these were designed to exploit mainly the Basal Reef, as was Unisel Mine, later established in 1979. This was followed by the Beisa Mine (1982) developed to recover gold and uranium from the Ada May Reef, as well as Beatrix (1984) and Joel Mines (1986) both of which exploit the Beatrix Reef.

The area south of the Sand River was first drilled for Witwatersrand reefs by Union Corporation in 1938 as an integral part of the regional exploration of the Free State Goldfield (Figure 4.1). However, once it was ascertained that the principal economic target, the Basal Reef, subcrops mainly to the north of the River, the significance of scattered anomalous gold values in this southern area was largely ignored. Further sporadic drilling was carried out by a variety of companies over the subsequent thirty years but exploration south of the Sand River was only fully revived in 1969 when Union Corporation once again focussed their attention on this area. This strategy was largely influenced by Union Corporation's understanding of the over-folded Western Margin Structure of the Witwatersrand Basin as revealed in underground mining at St Helena Gold Mine.

Union Corporation subsequently merged with General Mining and Finance Corporation in 1980 to form Gencor and continued the drilling to the south of the Sand River. This resulted in the discovery of two mines. The first, Beisa, was primarily a uranium mine with by-product gold that exploited the Ada May Reef at the base of the Central Rand Group. It commenced production in 1981 but was forced to close in 1983 due to a weakening of the uranium price following the Chernobyl and Three Mile Island incidents. The second mine, Beatrix was established in 1980 to recover gold from the Beatrix Reef and poured it's first gold in November 1983 (Figure 4.1). It has since had the distinction of being consistently one of the lowest cost producers in the Witwatersrand Basin. To the east of Beatrix, the Joel Mine owned by JCI entered production in 1986 and was later acquired by AAC in 1998 (Figure 4.1). Immediately to the east of the Beisa orebody, African Selection Trust (AST) outlined a reserve on the Big Pebble Marker (BPM), locally termed the Kalkoenkrans or Sand River Reef. This latter mine, known as Oryx, used the adjoining Beisa Shaft to access the orebody. Oryx was later acquired by Gencor and integrated with their Beatrix operation in 1998. The merger between GFL and Gencor in 1998 resulted in the operational management of the Beatrix Mine being taken over by GFL.

In August 1994 AAC agreed to a full exchange of exploration data with JCI to undertake a joint evaluation of the two companies' exploration holdings south of the Sand River. This agreement resulted in a re-interpretation of the stratigraphy and structural geology. The investigation included the re-logging of 62 boreholes and incorporating data from the adjoining Beatrix and Harmony Gold Mines (Figure 4.1). The principal objectives of this joint study were the following:

- A consistent regional stratigraphic correlation of the sedimentary sequences hosting the auriferous reefs.
- The delineation of the subcrop positions of the different reefs.
- A consistent interpretation of the structural geology, integrating borehole, seismic and dipmeter data.
- The incorporation of digital assay data from 225 boreholes containing 4,500 reef intersections.
- The integration of sampling data from the adjacent mines to provide the framework for a statistical evaluation of the assay data.


-20,000
20,000
3,060,000
3,100,000
3,140,000
LOCALITY
Potchefstroom Goldfield
Klerksdorp Goldfield
Witwatersrand
Basin
Southern Free State Goldfield
50km
Welkom
Harmony Mine
Virginia
Hakkies
Sand River
De Bron
Robijn
Defunct Beisa Mine
Bloemhoek
Beatrix Mine
Joel Mine
Southern Free State Goldfield
Prospecting rights
Under application
Mine boundary
Historic goldfield
Historic drilling
Fault structure
N
20km

Figure 4.1 Prospecting Rights and exploration projects (shown in red) in the Southern Free State Goldfield showing historical drilling south of the Sand River

The results of this investigation included the identification of several zones of enhanced gold mineralisation on the VS5 Reef, the Kalkoenkrans Reef (a facies of the Big Pebble Marker), the B Reef and the Leader in the Southern Free State Goldfield. Despite these positive conclusions, no further work was undertaken until November 2001, when AAC sold its mineral rights in this region to the Harmony JV as part of its ZAR2.7 billion purchase of the Freegold assets. These same 'old order' mineral rights were subsequently acquired from the Harmony JV by Wits Gold on 30th April 2004 (Figure 4.1).

4.3 PRESENT GOLD MINING OPERATIONS

A feature of the Southern Free State Goldfield is that most of the mines are shallow by Witwatersrand standards as their reserves are generally less than 2,500 metres below surface and therefore accessible by a single drop shaft using modern technology. These Free State mines are now managed almost exclusively by Harmony, with most of the operations exploiting the Basal Reef, although supplementary resources are provided by the Leader, A and B Reefs. This applies to the Bambanani Mine as well as to the Merriespruit Section of Harmony Gold Mine, both situated immediately to the north of the Prospecting Rights granted to Wits Gold. However, since the subcrop of the Basal Reef coincides quite closely with the surface position of the Sand River, the two mining operations to the south of the River are working stratigraphically higher reefs. These include the Beatrix Mine operated by GFL and the Joel Mine, managed by Harmony (Figure 4.1), both situated in the extreme southern closure of the Central Rand Basin. These mines were originally founded on reserves on the Beatrix Reef at the base of the Eldorado Formation, although in the west the Beatrix No 4 Shaft is also mining the Kalkoenkrans Reef that is a mineralogically more mature facies of the BPM. Based on current production levels and without the conversion of resources to reserves, the current life of mine (LOM) models for these operations suggest that some of them are likely to continue working for an additional 15 years (Table 4.1 and Table 4.2).

Table 4.1 Annual production statistics to June 2005 for mines in the Southern Free State Goldfield (Source: Company reports and websites)

Mine	Shafts	Established	Annual Au Production June 05 (oz)	Av g/t	Cash Costs R/t	Cash Costs US$/oz	LOM (yrs)
Beatrix	1,2,3	1985	615 000	5.0	421	406	13
Beatrix	4	1987	Incl above				
Joel	North	Developing					
Joel	South	1988	64 463	4.6	439	475	4
Merriespruit1	1	1956	45 558	3.9	414	526	15
Merriespruit2	3	1956	54 688	3.5	320	449	5

Table 4.2 Reserves and Resources as at June 2005 for mines in the Southern Free State Goldfield (Source: Company reports and websites, format not SAMREC compliant)

				Reserves			Resources		
Mine	Shafts	Depth	Reefs	Mt	g/t	Moz	Mt	g/t	Moz
Beatrix	1,2,3	570-1380	Beatrix	47.2	5.4	8.2	82.6	6.4	16.9
Beatrix	4	1800-2200	Kalkoenkrans	Incl above					
Joel	North	Developing	Beatrix	1.9	4.3	0.26	36.4	4.15	4.85
Joel	South	1038	Beatrix						
Merriespruit1	1	1618	Basal,Ldr	5.1	4.0	0.66	39.7	3.64	4.66
Merriespruit2	3	1614	Basal,Ldr	2.1	3.7	0.25	40.5	3.74	4.87

4.4 STRATIGRAPHY

The regional stratigraphy of the Witwatersrand Basin and the principal reefs have been well understood since the late 1930's, based mainly on historical work in the already discovered Goldfields of the Central Rand, East Rand and West Rand regions. Consequently in the Free State Goldfield, the twofold subdivision of the economically important Central Rand Group could be applied at an early stage. However, the subsequent recognition of the various subdivisions of the Johannesburg and Turffontein Subgroups was only fully appreciated some 60 years later following an exchange of information in 1994 between the relevant exploration and mining companies.

In the Johannesburg Subgroup, five unconformity bounded sequences (UBS's) have been recognised, with the Virginia Formation at the base, passing upwards into the St Helena, Welkom, Harmony and Dagbreek Formations (Figure 4.2). The principal orebody in the Free State Goldfield, the Basal Reef, occurs at the base of the Harmony Formation, whilst significant gold resources are also contained in the Leader associated with the lower contact of the Dagbreek Formation. In the overlying Turffontein Subgroup, three UBS's have been identified, with the lowermost Spes Bona Formation overlain by the Aandenk and Eldorado Formations (Figure 4.2). A number of gold-bearing conglomerates are developed on the basal unconformities of these subdivisions, including the B Reef (Spes Bona Formation), the Big Pebble Marker (Aandenk Formation) and the Beatrix and VS5 Reef (Eldorado Formation).


Formation
Member
Dreyerskraal
VCR
CENTRAL RAND GROUP
TURFFONTEIN SUBGROUP
Eldorado
Uitkyk
VS1a
Lorraine
Van Den Heerversrust
Rosedale
Beatrix
VS1
VS2
VS3
VS4
VS5
Beatrix Reef
Aandenk
Earlscourt
A Reef (Witpan, Uitsig)
Aandenk
Reworked BPM (Kalkoenkrans Reef)
Big Pebble Conglomerate (BPM)
Spes Bona
B Reef
JOHANNESBURG SUBGROUP
Dagbreek
Doornkop
Upper Shale Marker
Leader Reef (Alma, Bedelia facies)
Mature Quartzite
Harmony
Middle Reef
Saaiplaas Reef
Khaki shale
Basal/Steyn Reef
Welkom
UF1
UF2
UF3
Intermediate Reefs/UF4
St Helena
MF1
MF2
MF3
MF4
Virginia
LF1 to LF4
LF5
Commonage Reef
Beisa Reef
LF6

Figure 4.2 Stratigraphic column for the Free State Goldfield

A three dimensional reconstruction of the Central Rand stratigraphy in the Free State Goldfield indicates a progressive southerly thinning of the sequence, south of the Sand River, into the Southern Free State Goldfield. This attenuation of the Central Rand Group is related to uplift during the latter phase of deposition in the Basin, causing erosion by superimposed, on-lapping unconformities. Consequently, a cross section through this region indicates a complex interrelationship between the various UBS's that has a marked affect on the preservation of reefs as well as their subcrop positions. This applies particularly to the Basal Reef that subcrops against the Dagbreek Formation and therefore does not extend to the south of the Sand River. However, eight other prospective reefs have been intersected in the Central Rand Group in this southern area. These include the Intermediate Reef, the Leader and Upper Leader, the "B" Reef, the Kalkoenkrans Reef, the Aandenk Reef, conglomerates within the Aandenk channels and VS5 Reef (Figure 4.2).

The northern limit of the Beatrix Reef is defined by an east-west trending channel filled with VS5 polymictic conglomerate that forms a natural mining barrier to the north of these mines. At Joel and Beatrix Mines three distinctive conglomerate components can be recognised within the Beatrix Reef. In order of deposition, they include the Footwall Reef, an Aandenk type conglomerate that is possibly the equivalent of the BPM (Sand River Reef), the Beatrix Reef and the overlying polymictic VS5 Reef. Transport directions recorded for the Beatrix Reef are towards the northwest, whereas for the VS5 Reef they are predominantly towards the south.

4.5 STRUCTURAL GEOLOGY

The VS 5/Beatrix unconformity at the base of the Eldorado Formation is developed across the entire Southern Free State Goldfield and therefore represents an ideal reference surface for the construction of a structural map of the area (Figure 4.3). The resultant structure contours indicate that the Central Rand Group is deformed in a broad syncline, with smaller parasitic folds marking the southern limit of the prospective Witwatersrand Basin. This northeasterly-plunging fold has been off-set by later normal faults related to the regional Platberg extensional event. The normal faults generally strike north-south, the most significant being the De Bron Fault, which has a relative down-throw of more than 1,000 metres towards the west. A structure of similar magnitude, the Virginia Fault, strikes north-northeastwards and by downthrowing to the east is responsible for the preservation of the Central Rand stratigraphy in the Robijn outlier (Figure 4.3).

The Merriespruit Thrust Fault is a northerly-verging compressional structure that has acted as a natural barrier for mining on the southern part of the Harmony Gold Mine due to its relative upthrow to the south. This deformation appears to pre-date the Platberg faults, and therefore is probably related to the early folding event that is evident particularly in the western part of the Free State Goldfield. The Merriespruit Thrust Fault has an effective vertical displacement of 50-100 metres to the east of the De Bron Fault. However, the throw appears to decrease in magnitude in a westerly direction, where it bifurcates into a series of smaller thrust faults that cause minor stratigraphic duplication in a number of drillholes.

The deformational history of this area has a twofold effect on the economic geology of the Southern Free State Goldfield. In terms of reef development and gold distribution, regional structural information from the Witwatersrand Basin indicates that the early folding occurred during the deposition of the Central Rand Group. This compression was responsible for active uplift towards the southern margin of the Goldfield that resulted in a complex interplay between a series of superimposed unconformity surfaces. Repeated erosion of the footwall sequences resulted in the incorporation of this detritus into the reefs overlying the unconformities.

The other structural event that influences the economic potential of the Southern Free State Goldfield is the scale and distribution of the Platberg faults. These structures divide the area into four discrete domains or project areas in which the depth of the prospective reefs below surface will have a profound effect on any plan to exploit these resources. Consequently a combination of depth and gold grades from past drilling can be used to prioritise future exploration. The first of these projects occurs in the Robijn outlier, where the Virginia Fault has preserved the VS5 Reef at depths in the range of 500 to 2,000 metres below surface. The other major Platberg structure in this region is the De Bron Fault that provides a natural geological boundary between the shallow De Bron Project (VS5 Reef 500 to 1,200 metres below surface) and deeper Bloemhoek

Project (VS5 Reef 1,500 to 2,000 metres below surface). The Hakkies Project occurs immediately south of the Sand River where the depth of the VS5 Reef is 2,000 to 2,500 metres below surface.


Welkom
Harmony Mine
Virginia
Hakkies
Sand River
Robijn
Defunct Beisa Mine
Bloemhoek
Beatrix Mine
cross section WE2
De Bron
Joel Mine
LOCALITY
10km
5km
Southern Free State Goldfield
Depth (metres) below surface
<1,500
1,500-2,000
2,000-2,500
>2,500
Prospecting rights
Under application
Mine boundary
Historic drilling
Fault structure
Historic goldfield
Cross section WE2
North West
South East
Hakkies
De Bron
Robijn
HAK19
KDH1
DBH17
DWN16
RBD2
HAK4
HAK17
DBH11
DWN17
DWN15
RDD1
RBD4
MEAN SEA LEVEL
Leader/VS5 Reef
Younger cover rocks
Upper sediments
Lava
Eldorado
Footwall rocks
Fault
5km

Figure 4.3 Structural geology and distribution of exploration projects in the Southern Free State Goldfield

4.6 SEDIMENTOLOGY OF THE CONGLOMERATE REEFS

The development and preservation of Witwatersrand reefs in the area to the south of the Sand River is largely a function of the complex geometric relationship that exists between a series of unconformities. These mutually erosive surfaces are largely due to active uplift along the southern margin of the Basin at the time of deposition and result in the various subcrop positions of the prospective reefs. Exploration drilling has been undertaken for eight different reefs in this area.

4.6.1 VS5 Reef

In the area south of the Sand River, the unconformity at the base of the Eldorado Formation represents a regionally extensive stratigraphic marker that is invariably associated with the development of conglomerate reefs. Two distinct, slightly diachronous conglomerate facies are associated with this erosion surface. In the extreme south, the slightly older Beatrix Reef is the principal orebody at the Joel and Beatrix Nos 1, 2 and 3 Shafts, where the reef is frequently less than 1 metre thick and comprises an oligomictic quartz pebble conglomerate with abundant rounded pyrite in the matrix. Similar to many of the orebodies in the Witwatersrand Basin, the Beatrix Reef underlies a conspicuous unit of orthoquartzite, often referred to as 'a White Bar' that may represent reworking in a transgressive marine environment. However, this hangingwall sequence appears to degenerate towards the northern boundaries of the mine, where the Beatrix Reef is overlain by the more polymictic VS5 Reef that is both thicker and more channelised. It is thought that these different reef types reflect two discrete fluvial deposits, whereby the Beatrix Reef was derived from an area to the south of the current Central Rand Basin, and the VS5 system drained from a different area located to the northwest.

4.6.2 Aandenk Reefs

The Aandenk or A Reefs occur at the base of the Earls Court Member of the Aandenk Formation, where they rest on a regional degradation surface that can de identified throughout the Free State Goldfield. These reefs are sporadically mined and usually comprise siliceous pebbly quartzites or conglomerates, filling channels that flowed east or southeastwards. In the area to the south of the Sand River, a single A Reef can be recognised, where it is preserved in a discrete belt that strikes northwest-southeast. At this stage there is limited sedimentological information from this area, although the largest pebble sizes occur in the west, where the conglomerates are better developed, thicker and more pyritic, suggesting a southeasterly palaeo-transport direction. Elevated gold grades in excess of 3 g/t are generally associated with the presence of fly speck carbon.

4.6.3 Kalkoenkrans Reef (Big Pebble Marker)

This conglomerate reef overlies the basal unconformity of the Aandenk Formation, where it characteristically contains large quartz pebbles, often in the 5 – 10 cm range associated with smaller angular yellow shale fragments. South of the Sand River, the Big Pebble Marker (BPM) has been reworked in a system of high energy channels that flowed towards the east and northeast. Associated mechanical abrasion caused the destruction of many of the less durable shale clasts that typify the BPM further to the north, leaving an oligomictic residual with pyrite contents in the 5 to 30% range and correspondingly higher gold grades. This mineralogically mature conglomerate, which has been locally termed the Kalkoenkrans Reef, provided the original resource for the Oryx Mine, currently known as the Beatrix No 4 Shaft. The present operator of the Beatrix No 4 Shaft, Gold Fields, is mining the Kalkoenkrans Reef at a rate of approximately 80,000 tonnes per month with an average recovered grade of 5.0 g/t Au.

4.6.4 Aandenk Channel Reefs

The Aandenk Channel Reefs also known as the Kimberley Channels are recognised throughout the Witwatersrand Basin as marking a regional erosional event that is probably related to a drop in sea level. Individual channels have up to 100 metres of palaeo-topographic relief and are filled with a mixture of black shales, diamictites and pyritic conglomerates. The conglomerates vary in mineralogical maturity, but may be composed of quartz and black chert pebbles in a mature, quartz-rich matrix that probably represents phases of degradation and reworking during the accumulation of the channel sediment.

4.6.5 B Reef

This polymictic conglomerate overlies a major unconformity at the base of the Spes Bona Formation, the lowermost unit in the Turffontein Subgroup. In addition to quartz pebbles, the B Reef contains prominent yellow shale clasts and rests erosively on the Upper Shale Marker, known regionally as the Booysens Shale. In the northern sector of the Free State Goldfield, the B Reef occurs in channels that are up to 2 metres deep, 200 metres wide and have a north to northeasterly orientation. The reef within these channels is estimated to cover about 35% of the Spes Bona palaeo-surface, separated by areas of non-deposition. However, drilling results from the area immediately south of the Sand River indicate that this reef may be more continuous to the south.

4.6.6 Leader and Upper Leader

The Leader occurs at the base of the Dagbreek Formation, an upward-fining sedimentary sequence with the Upper Shale Marker at the top. It is present throughout the Free State Goldfield, where it unconformably overlies the important Basal Reef that subcrops both in the vicinity of the Sand River as well as towards the eastern boundary of Harmony Gold Mine. Historically the Leader has provided significant supplementary tonnages as it is a laterally continuous orebody that occurs in close proximity to the underground development serving the Basal Reef. This situation has been particularly important at the Harmony Gold Mine, that in later years has survived almost exclusively on mining the Leader following the exhaustion of the Basal Reef resources.

In the southern sector of the Free State Goldfield, two distinct zones of conglomerate are developed at the base of the Dagbreek Formation, that are locally known as the Leader and Upper Leader. These conglomeratic units occur 1 to 4 metres apart and are probably equivalent to the Alma and Bedelia placers that comprise the Leader zone further to the north. Regional sedimentological data from exploration drilling in this area as well as the adjacent Harmony Gold Mine suggest that the Leader was deposited in three distinct sedimentary systems. A northern oligomictic facies is present in the vicinity of the Sand River, where it contains less than 5% exotic clasts and is characterised by abundant pyrite. Pebble size measurements indicate that the larger clasts occur in the west, suggesting a palaeo-transport direction towards the east. This unit is truncated to the south by a significantly more polymictic system that contains 10 to 40% non-durable clasts and lower pyrite concentrations. The distribution of this polymictic facies together with clast size measurements indicate that these conglomerates were derived from a southwestern source terrain. A southern oligomictic facies is lithologically similar to the northern facies and also contains pyrite concentrations in excess of 10%. Regional sedimentological data suggest that these conglomerates entered the Basin from the southern margin.

4.6.7 Intermediate Reef

The Intermediate Reef is associated with the unconformity at the base of the Welkom Formation, that is usually the immediate footwall sequence to the Basal Reef in the area north of the Sand River. In the Southern Free State Goldfield, the Intermediate Reef is present only in the vicinity of the Sand River, where it comprises a polymictic conglomerate with small pebbles generally less than 16mm in diameter. It is inferred that these sediments were derived from the active western margin of the Basin.

5 THE POTCHEFSTROOM GOLDFIELD

5.1 GEOGRAPHICAL SETTING

The Potchefstroom Goldfield is situated in the North West Province, where it is centred on the agricultural town of Potchefstroom, some 120 km southwest of Johannesburg (Figure 5.1). Much of the region consists of flat areas of scattered trees and grassland with elevations between 1,200 and 1,500 metres above sea level. It extends over a 70 km distance between the Carletonville and Klerksdorp Goldfields, with the Vaal River flowing through the southern extreme. The climate is characterised by well-defined seasons with hot summers and cool sunny winters. The average annual rainfall totals about 360 mm, with most of it falling during the summer months, between October and April. The infrastructure is well developed with an extensive network of both tar and all weather gravel roads. It is situated on the national power grid and has a plentiful supply of water from the Vaal River and Boskop Dam on the outskirts of Potchefstroom.

5.2 HISTORICAL EXPLORATION

A regional geological map of the Witwatersrand sequence indicates that mining activities have been conducted almost continuously around the northern and western edges of the Basin (Figure 3.1). This continuity can be attributed mainly to the lateral persistence of the conglomerate orebodies in these areas, where sediment originally entered a shallow depression representing the Witwatersrand Basin. There are however two conspicuous breaks in mining along these `active edges' of the Basin, centred on the towns of Potchefstroom and Bothaville. These were previously referred to as the `Potchefstroom and Bothaville Gaps' and were thought to represent barren areas, where the conglomerate reefs are either absent or poorly developed. However, subsequent exploration drilling particularly during the 1980's, produced geological information to the contrary. This suggested that the low success rate of the historical exploration in these areas could be attributed to their structural complexity rather than the lack of reef development. Under these circumstances, it is considered more appropriate to refer to these areas as the Potchefstroom and Bothaville Goldfields (Figure 3.1).

The Potchefstroom Goldfield can be subdivided into northern and southern sectors, with Potchefstroom town in the centre (Figure 5.1). The first recorded drilling in the northern part of this region occurred in 1906, but it was only after the completion of Rudolph Krahmann's magnetic mapping of the Witwatersrand Basin in 1930, together with the discovery of the Carbon Leader in 1935 that the geological potential of the region was fully appreciated. These developments led to intense competition for exploration properties, particularly between AAC and GFL both of whom were active in the adjacent Carletonville Goldfield. Over the period 1936-1973, subsidiaries of these companies focused on evaluating their individual holdings in the region southwest of the present Blyvooruitzicht Gold Mine, although they did enter into a joint venture over the Gerhardminnebron project. By 1973, GFL, who held the most extensive mineral rights, had drilled over 30 boreholes to delineate estimated resources of 71 Mt at an average grade of 5.6 g/t Au, equivalent to 12.3 Moz. This exploration indicated that although six different reefs are developed in this northern area, the Carbon Leader and the Bird Reefs represented the principal targets (Figure 3.2). The Livingstone, Middelvlei and North Leader were considered to be of secondary importance, whereas the VCR was found to be absent, except to the immediate south the Carletonville Goldfield.

The VCR was the principal exploration target in both the Carletonville and Potchefstroom Goldfields during the late 1960's, when AAC and GFL undertook extensive drilling programmes. This resulted in a highly competitive environment and the establishment of two new mines, Elandsrand (AAC) and Deelkraal (GFL) in 1979/80. The Deelkraal lease was initially estimated to contain 45 Mt of VCR where it was planned to mine 15.0 Moz at a grade of 10.4 g/t Au over a 30 year life of mine. However, based on data supplied by the Chamber of Mines, from the first gold pour in 1980 until its disposal by GFL at the end of 1996, Deelkraal produced 126,167 kg (3.92 Moz) of gold from 23.39 Mt of ore at an average grade of only 5.39 g/t Au. This disappointing yield can be attributed largely to mining in an area to the west of the Western Demarcation Line, where the VCR is poorly developed with low gold grades. Subsequent drilling in the Potchefstroom Goldfield by these companies indicated that the VCR is essentially absent west of this line.


-20,000
0
20,000
Kleinfontein
Carletonville
2,920,000
Potchefstroom Goldfield
Witwatersrand
Livingstone
Kleinfontein Deeps
Boskop
Basin
2,940,000
Potch Deeps
Deelkraal South
Potchefstroom
Witwatersrand
Klerksdorp
Kromdraai
Basin
Klerksdorp Goldfield
2,980,000
Cyferviei
LOCALITY
Groenfontein
Prospecting rights
Under application
Mine boundary
Historic goldfield
20km
Historic drilling
Fault structure

Figure 5.1 Prospecting rights and exploration projects in the Potchefstroom and Klerksdorp Goldfields showing historical drilling

The elevated gold price during the early 1980's provided a major impetus to exploration in the Potchefstroom region, that at the time was considered by many people to host one of the last potential Witwatersrand Goldfields. Over the period 1984 to 1992, this sentiment led to a dramatic increase in activity to the north of Potchefstroom, particularly by AAC who undertook exploration drilling both independently as well as in joint venture with GFL and a number of listed junior companies such as Potchefstroom Gold Areas, Rand London and Lydex. The main exploration target was the Bird Reefs that occur as a 20-30 metre sequence of conglomerates, although some interesting results were also obtained from the Carbon Leader. Some 25 new boreholes were completed by AAC who intersected these reefs at depths of between 2,300 metres and 5,000 metres below surface. In addition, a shallower block of Carbon Leader was identified along the western margin of the Basin, where in places it was intersected at depths of only 1,400 metres below surface. Simultaneously GFL were also carrying out their own exploration programme, principally also for the Bird Reefs. However, in 1991 a combination of a weakening gold price, erratic gold grades, extreme depths and reef correlation problems led to the suspension of all prospecting activities.

Considerably less emphasis has been placed on exploring the southern sector of the Potchefstroom Goldfield, where the geology is rather poorly understood. This is largely due to the limited amount of drilling that was undertaken in this area, mainly during the 1984-1990 campaign. Few of these boreholes intersected reefs in the Central Rand Group due to a combination of the complexities in the structural geology and the thickness of the cover rocks which generally exceed 3500 metres.

5.3 ADJACENT GOLD MINING OPERATIONS

The mining operations in the western section of the Carletonville Goldfield indicate that there is considerable geological continuity of certain reefs into the adjacent Potchefstroom Goldfield. This applies particularly to the Carbon Leader and Middelvlei Reefs that provide the basis for mining at DRDGold's Blyvooruitzicht Gold Mine, a consolidation of the old Blyvooruitzicht and Doornfontein Mines. This is currently a marginal mine as most of the high-grade Carbon Leader has been exhausted, leaving substantial resources on the secondary Middelvlei Reef. However, the close stratigraphic proximity of these two orebodies means that there is a significant reduction in the underground development and therefore capital expenditure required to exploit the Middelvlei Reef.

The VCR is the principal zone of mineralisation over most of the southern down-dip section of the Carletonville Goldfield, where the underlying Carbon Leader is below the maximum depth of the existing infrastructure. This orebody is currently being exploited at the Elandskraal Gold Mine by Harmony, a property acquired from AngloGold-Ashanti's merger of the Elandsrand and Deelkraal Mines. A geological facies plan of the VCR indicates that the morphology of the reef is dictated by the presence of incised channels and planar terraces, separated by intervening slopes. This model has a profound effect on the gold grade distribution and also explains the absence of significant VCR over the western quarter of the mine. This conclusion has led to the decision to focus attention on developing the deeper section of mine, in the southwestern corner of the old Elandsrand Mine. This will permit the operation to exploit a higher grade block of ore, whilst mining out of the old Deelkraal No1 Shaft has been suspended. At current mining rates, this would theoretically extend the life of Elandskraal for more than 30 years at the current rate of production (Table 5.1 and Table 5.2).

Table 5.1 Annual production statistics to June 2005 for mines adjacent to the Potchefstroom Goldfield (Source: Company reports and websites)

Mine	Shafts	Established	Annual Au Production June 05 (oz)	Av g/t	Cash Costs R/t	Cash Costs US$/oz	LOM (yrs)
Blyvooruitzicht	4,5,6	1942	137 958	7.3	662	453	26
Elandskraal	2	1978	207 340	7.2	670	460	37

Table 5.2 Reserves and resources as at June 2005 for mines adjacent to Potchefstroom Goldfield
(Source: Company reports and websites, format not SAMREC compliant)

				Reserves			Resources		
Mine	Shafts	Depth	Reefs	Mt	g/t	Moz	Mt	g/t	Moz
Blyvooruitzicht	4,5,6	1400-2800	C Ldr, Mvlei Rf	15.3	7.1	3.54	199.0	4.1	26.4
Elandskraal	2	1600-3582	VCR	25.7	9.2	7.67	120.8	7.0	27.2

5.4 STRATIGRAPHY

Exploration and mining in the vicinity of the Elandskraal Mine has indicated that the Ventersdorp Contact Reef (VCR) subcrops against the Black Reef along the northern boundary of this property at a depth of 1,600 metres below surface (Figure 5.2). The reef dips southwards and in the west rests on the Elsburg footwall with a low angle of unconformity that erodes progressively deeper into the footwall sequence towards the east. This angular relationship results in a series of northerly-trending subcrops of conglomerates, locally mined as the Elandsrand and Deelkraal Reefs. Discrimination between the VCR and with the underlying Elsburg conglomerates is complicated by their lithological similarities as well as the subtle unconformity at the base of the VCR.

The remarkable continuity of the stratigraphy in the Central Rand Group is well illustrated in the northern sector of the Potchefstroom Goldfield, where the Booysens Shale separates the Johannesburg Subgroup from the overlying Turffontein Subgroup (Figure 5.2). Although the sequence in this area is less well documented than in the adjoining goldfields, sufficient drilling has been completed to indicate close similarities in the total thickness of the Central Rand Group as well as the presence of particular packages of reefs. In general terms, the upper subdivision of the Turffontein Subgroup tends to be more fine-grained relative to the Carletonville and Klerksdorp regions. This is also reflected in the development of the associated conglomerates. Consequently, in the Potchefstroom Goldfield, it is possible to recognise the UE1A Reef at the base of the Elsburg Formation and the Libanon Reef as one of the Kimberley Reefs, but they are thin and usually contain small pebbles with low gold grades.

Conversely, the underlying Johannesburg Subgroup contains a combination of all the prospective reefs from both the Carletonville and Klerksdorp Goldfields. These include the Bird Conglomerate Formation that comprises up to 34.5 metres of interbedded conglomerates and quartzites. These conglomerates occupy a similar stratigraphic position as the Vaal Reef in the Klerksdorp Goldfield, approximately 200 metres below the Booysens Shale (Figure 5.2). This observation, in addition to the early encouragement in one of the boreholes (41.1 g/t Au over 102.4 cm, equivalent to 4,209 cm.g/t) provided the incentive for considerable exploration that was undertaken for these reefs over the period 1984 to 1992. However, at the time there was a wide variety of opinions as to the correlation of the individual conglomerates in this zone without ultimate consensus. This situation appears to have now been resolved as for the first time Wits Gold has been able to consolidate and review all of the historical data from this stratigraphic interval, including the original borehole core that was re-logged.

The results of this re-assessment indicate that the Bird Conglomerate Formation can be subdivided into seven lithologic members. These members can be recognised consistently throughout the area to the north of Potchefstroom, the focus of previous exploration. The uppermost of these subdivisions is the Zandpan Member, the equivalent of the MB3 Unit in the Klerksdorp Goldfield, comprising an upward-fining succession of polymictic conglomerates, grits and protoquartzites. In this northern sector of the Potchefstroom Goldfield, the underlying Vaal Reef Member has an average thickness of 3.9 metres, where it consists of medium to large pebble conglomerates, resting on a basal unconformity. This erodes into the underlying Internal Polymictic Member that is characterised by conspicuous yellow shale fragments that form about half of the scattered grits and conglomerate pebbles. The Bird Cobble Member has an average thickness of 6.1 metres and consists of oligomictic large pebble to cobble conglomerates interbedded with orthoquartzites and protoquartzites. This unit has a gradational upper boundary, whereas isopach data for the underlying sequences indicate that that it rests on a regional unconformity. The Footwall Cobble Member can be distinguished by a relative decrease in the mineralogical maturity of the clasts, whilst the White Bar and the underlying Tina's Reef form useful stratigraphic markers at the base of the Bird Conglomerate Formation.



Formation
Member
Venterspost
VCR
Deelkraal
Deelkraal Reef
Elandsrand
Elandsrand Reef
CENTRAL RAND GROUP
TURFFONTEIN SUBGROUP
Simmer
Quartzite
Kloof
Kloof Reefs
Libanon
Libanon Reef
Robinson
Kleinfontein
Kleinfontein Reef
JOHANNESBURG SUBGROUP
Booysens
Kimberley
Krugersdorp
Luipaardsvlei
Vaal Reef
Cobble Reefs
Livingstone Reefs
Randfontein
Johnstone
Johnstone Reefs
Middelvlei
Middelvlei Reef
Carletonville
Carbon Leader
North Leader

Figure 5.2 Stratigraphic column for the Potchefstroom Goldfield

The Livingstone Reefs are developed some 280 metres below the Bird Conglomerate Formation, where 8 or 9 small pebble conglomerates are interbedded with protoquartzites over a thickness of 80 to 100 metres (Figure 5.2). Exploration during the 1940's indicated elevated gold grades in some of the intersections of these reefs (Borehole E11 contained 21.0 g/t Au over 74.9 cm, equivalent to 1575 cm.g/t). Consequently, they became an attractive secondary target when most of this early drilling was concentrated on evaluating the Carbon Leader potential. However, although broad stratigraphic zones can be recognised within the sequence, the absence of distinct marker units makes it impossible to correlate the individual reefs. It is therefore concluded that these conglomerates accumulated in an aggradational fluvial environment and that zones of gold-pyrite mineralisation are unlikely to display significant lateral persistence.

Three prospective conglomerates occur near the base of the Central Rand Group in the northern part of the Potchefstroom Goldfield, where the stratigraphy is remarkably similar to the Main Conglomerate Formation in the adjacent Carletonville region (Figure 5.2). Six members can be recognised on a regional scale, of which the Middelvlei zone is the uppermost and consists of a basal conglomeratic unit overlain by siliceous protoquartzites. The total thickness of this member reaches 7 metres and overlies some 70 to 110 metres of grey lithic and protoquartzites with the Two Thirds Marker at the base. This represents a reliable regional marker horizon, consisting of 1 to 3 metres of grits and small pebble conglomerates that isopach data suggest are resting on an angular unconformity. The underlying Green Bar Hangingwall Member comprises up to 26 metres of orthoquartzites with conspicuous fuchsite trough cross-laminations with the Green Bar at the base.

The Green Bar Member is probably one of the most frequently used stratigraphic markers in this area due to its close proximity to the Carbon Leader in the Carletonville Goldfield. It is typically a choritoid mudstone reaching 3 metres in thickness, but may also be represented by a dark grey diamictite or lithic wacke. Somewhat unusual in borehole DK12 is the presence of interbedded pyritic orthoquartzites. These may be a component of the Green Bar erosion channel that removes the Carbon Leader over the western extreme of the Carletonville Goldfield. The Green Bar mudstones are often characterised by a bedding-parallel structural fabric with associated quartz veins. Some observers have suggested that these structures were produced by the low angle 'Master Bedding Plane Fault' that in places has eliminated the Carbon Leader.

When present, the Carbon Leader Member reaches 7 metres in thickness, with 1 to 2 small pebble conglomerates comprising the reef at the base. Previous interpretations from the northern Potchefstroom Goldfield have suggested that the Master Bedding Plane Fault has eliminated the Carbon Leader over a considerable area to the immediate west of the Carletonville Goldfield. However, it is now believed that erosion by a combination of the unconformity below the Two Thirds Marker and Green Bar channels, together with steep Platberg faults may explain the observed geological relationships. Consequently, the distribution of the Carbon Leader may be considerably more extensive than previously suggested.

The North Leader Zone is the lowermost subdivision of the Main Conglomerate Formation where it consists of up to 60 metres of interbedded protoquartzites and occasional grits with the North Leader at the base. This unit attains its maximum thickness near Potchefstroom where the quartzites reach their coarsest with some intercalated conglomerate. The sequence becomes finer grained towards the north, at the same time becoming progressively thinner due to erosion at the base of the Carbon Leader.

5.5 STRUCTURAL GEOLOGY

The tectonic history of the northwestern edge of the Central Rand Basin appears to have had a major influence on both the preservation of the prospective reefs as well as determining their present depth below surface. Three significant phases of structural deformation can be recognised on this regional scale. The earliest of these events comprises compression, which generally has been poorly documented due to the dominant overprint by normal faults associated with later Platberg (Ventersdorp) extension (Figure 5.3). However, folding of the Vaal Reef is clearly visible in the gross configuration of historical mining in the Klerksdorp Goldfield, which is hosted by a paired syncline and anticlinal structure. Similar early compression is suggested to the north of Potchefstroom where the West Rand Group is duplicated by thrust faults in boreholes MBF 1 and BOS 7, whilst the Main Conglomerate Formation is both duplicated and potentially over-folded in borehole BOS 11. This is supported by seismic data that illustrate a steepening of the Central Rand Group where it subcrops against the Black Reef.



20,000
40,000
Potchefstroom Goldfield Reefs
• VCR
• Vaal
• Cobble
• Middelvlei
• Carbon Leader
• North Leader
Carletonville town
2,920,000
Kleinfontein
Livingstone
Cross Section PG-N2
Kleinfontein Deeps
Boskop
Deelkraal South
Potch Deeps
5km
2,940,000
Carbon Leader subcrop
Depth (metres) below surface
<2,500
2,500-4,000
4,000-5,000
>5,000
Prospecting rights
Under application
Mine boundary
LOCALITY
Potchefstroom Goldfield
Klerksdorp Goldfield
20km
Historic goldfield
Historic drilling
Fault structure
Potchefstroom town
Cross section PG-N2
North West
South East
Livingstone
Kleinfontein
MINE DATUM
E 11B
E 10C
E 10B
SURFACE
E 9M
E 9H
-1,000m
-2,000m
-3,000m
-4,000m
Bird Reef
Carbon Leader Reef
Transvaal Supergroup
Ventersdorp Supergroup
Central Rand Group
West Rand Group
Fault

Figure 5.3 Structural geology and distribution of exploration projects in the Potchefstroom Goldfield (plan view, above and section view, below)

This folding along the western margin of the Potchefstroom Goldfield is directly comparable with the contractional edge of the Central Rand Basin in the Free State Goldfield. Although the structural evidence for this syn–Central Rand compression is still rather tentative to the north of Potchefstroom, there is however stratigraphic support for substantial marginal uplift as indicated by the isopach data. Similar compressive structures have been interpreted from limited data to the south of Potchefstroom, where the Vaal Reef is thought to have been deformed around the Tarentaal Dome.

The conspicuous normal faults that characterise the Potchefstroom Goldfield have a consistent northeast-southwest orientation that is well documented both in the Klerksdorp area and towards the western extreme of Blyvooruitzicht Mine (Figure 5.3). These extensional Platberg structures generally down-throw to the southeast and are responsible for preserving the narrow linear belt of accessible Central Rand strata at depths that north of Potchefstroom are generally 2,000 to 5,000 metres below surface. Many of the individual faults have been allocated specific names in the Klerksdorp Goldfield but on a regional scale, it is apparent that these faults form part of an anastomosing system that belongs to the Jersey Fault Complex. In the Klerksdorp area, huge throws of the order of 1,000 metres or more are inferred along this fault system, however to the north of Potchefstroom it is evident that the consistent dip of the strata into the Basin has a greater influence on the depth of prospective reefs rather than the faults.

The third and youngest deformational event involves the ductile fold-thrust environment that affects the outcropping Transvaal Supergroup stratigraphy. This contraction appears to be at least partly related to the formation of the ~2.0 Ga Vredefort Dome that is widely thought to have formed in response to a meteorite impact. Prior to the use of seismic surveys in this area, many of the outcropping structures were projected through to the underlying Ventersdorp and Witwatersrand sequences. However, seismic data combined with drill results from the major exploration campaigns during the 1980's indicated that the pre-Transvaal Supergroup rocks generally behaved as a rigid crystalline basement during the post-Transvaal Supergroup deformation. Considerable strain occurred at the interface between the Transvaal Supergroup strata and the underlying sequences, most of which frequently acted as a decollement surface.

Any account of the structural geology of the Potchefstroom Goldfield would be incomplete without a comment on the Master Bedding Fault (MBF). This structure, together with various splays, is considered by some geologists to represent a series of low angle normal faults that result in the elimination of stratigraphy, particularly near the Carbon Leader. The MBF structures are believed to be sub-parallel to the bedding and acted as gravity slides during both Platberg and post-Transvaal deformation. It is suggested that these faults are often focused along the more ductile Green Bar, a model used to infer an extensive area of Carbon Leader fault loss in the area to the west of Blyvooruitzicht. However, as an alternative the absence of the Carbon Leader can also be explained by a combination of on-lapping unconformities towards the Basin margin together with Platberg normal faults. Furthermore, most of the low angle faults encountered in drill core are associated with stratigraphic duplication and therefore are probably related to early syn-Witwatersrand compression. It is therefore concluded that the MBF is an unnecessary complication that is not required to explain the stratigraphic and structural relationships observed in the Potchefstroom Goldfield.

5.6 SEDIMENTOLOGY OF THE CONGLOMERATE REEFS

5.6.1 Ventersdorp Contact Reef

The identification and mapping of sedimentary facies are important factors in the evaluation of the VCR and provide a basis for the recognition of the Western Demarcation Line, the limit of well-developed and generally payable reef. This pay zone corresponds with the area of subcropping Elsburg reefs that have been locally mined together with the VCR on Elandskraal Mine. Westwards across the Western Demarcation Line, the VCR becomes conformable with the Elsburg Formation and rapidly deteriorates both in conglomerate development and gold tenor, rendering it generally sub-economic. These aspects are particularly clear on the central part of Elandskraal, where optimum conglomerate thickness and gold values are controlled by a series of southerly trending channel complexes. These channel deposits are up to 150 cm thick and consist of superimposed cycles of conglomerate and mature quartzites. Gold grades in individual boreholes tend to be highly variable, although average values generally exceed 1,000 cm.g/t. Drilling to the south of Elandskraal Mine has intersected this channel system, whilst to the west of the Western Demarcation Line although the VCR is occasionally present, it is poorly mineralised and appears to have accumulated as a low energy sheet wash deposit.

5.6.2 Vaal Reef

Unlike the 1-2 metre Vaal Reef in the Klerksdorp region, in the Potchefstroom Goldfield it comprises a zone of pyritic conglomerates and quartzites that range in thickness between 40 cm and 12 metres. This extreme thickness occurs in the northwest and thins systematically towards the town of Potchefstroom where it is generally less than 4 metres thick. The reef zone has sharp lithological contacts and consists of 1 to 3 large pebble conglomerates arranged in a broad upward-fining succession. The constituent pebbles display an easterly decrease in diameter, although due to the unconformity at the base, some of this sediment was probably derived by erosion of the immediate footwall sequence.

Pyrite concentrations in the Vaal Reef conglomerates are frequently in excess of 3%, however gold grades are surprisingly low, in the 1-2 g/t range. The exception occurs in the Gerhardminnebron-Stompoorfontein area, where erosion by the unconformity at the base of the Vaal Reef has locally removed the Internal Polymictic Member. In this area the Vaal Reef either directly overlies the Cobble Reefs, or as in the case of borehole MSF1 has even totally removed this footwall unit. In the regional context of the Witwatersrand Basin, similar subcrop relationships between reefs inevitably result in reworking of the underlying sequence and elevated gold grades.

5.6.3 Cobble Reef

This zone of large pebble to cobble conglomerates reaches a maximum thickness of 12.8 metres in the northern part of the Potchefstroom Goldfield, where these conglomerates are interbedded with siliceous protoquartzites and orthoquartzites. Previous exploration for both these conglomerates and the overlying Vaal Reef was aimed primarily at the identification and evaluation of a conventional narrow reef scenario. Consequently, deflection drilling from a single borehole indicated that individual beds of conglomerate could be correlated over distances of up to 130 metres, however it was not possible to equate individual units on a regional scale. In order to resolve this situation, the Wits Gold exercise was focussed on appraising the geological controls on the gold mineralisation with a view to evaluating the potential for mining these reefs over increased thicknesses.

In the area to the north of Potchefstroom, the thickness of the Cobble Reef appears to be controlled by the distribution of a series of southeasterly-trending channels. Consequently, the reef zone ranges between 1.5 metres and 12.8 metres with an average of 6.1 metres. The lower contact of the zone is invariably sharp except in the northeast of the area where the conglomerates tend to contain smaller pebbles and are more polymictic with up to 25% non-durable clasts. These relationships, together with a thinning of the footwall isopachs, suggest a southerly increase in the amount of erosion by the Cobble unconformity. Simultaneously, the composition of the pebble assemblage becomes more oligomictic southwards together with an increase in the diameter of clasts (50 to 120 mm), whilst gold grades are generally in excess of 3g/t.

5.6.4 Livingstone Reefs

Exploration drilling in the area to the west of the Carletonville Goldfield intersected a series of small to medium pebble conglomerates in the Livingstone Formation in at least eight boreholes. Assay results were particularly encouraging along the shallow northwestern margin of the Basin, where borehole E11 had a peak grade of 21.01 g/t Au over an uncorrected width of 74.9 cm (1574 cm.g/t) at a depth of 1,090.3 metres below surface. These conglomerates are generally less than 30 cm thick and rest on erosion surfaces at the base of upward-fining cycles. Broad zones can be recognised within the 80 to 100 metre sequence, but the absence of distinct marker units makes it impossible to correlate the individual reefs. It is therefore concluded by Wits Gold that these conglomerates accumulated in an aggradational fluvial environment and that zones of gold-pyrite mineralisation are unlikely to display significant lateral persistence.

5.6.5 Middelvlei Reef

The stratigraphic equivalent of the South Reef on the Central Rand is the Middelvlei Reef that consists of a basal zone of interbedded conglomerates and protoquartzites that rests with a sharp contact on the footwall sequence. This is overlain by up to 5 metres of protoquartzites, capped by a thin, poorly defined conglomeratic unit. Previous mining in the adjacent Carletonville Goldfield has focussed on these lower conglomerates whereas on Blyvooruitzicht Mine they are preferentially exploited in two south-southeasterly elongate bodies known as the Smokeway and Annan Channels. Within these channels, the conglomerates comprising the Middelvlei Reef tend to be thicker and are characterised by slightly larger pebbles (20 mm) as opposed to the inter-channel areas where the clasts average 11 mm in diameter. In the current mining operation at Blyvooruitzicht, DRDGold has planned that the Middelvlei Reef at an average in situ grade of 7.04 g/t Au will provide almost half of the ore.

Drilling in the northern sector of the Potchefstroom Goldfield suggests that the Middelvlei Reef is similarly best developed in channels, where the consistent pebble sizes are in the range of 10 to 25 mm. One of these channels occurs to the immediate west of the Blyvooruitzicht boundary, whilst a second may be present in the Stompoorfontein area.

5.6.6 Carbon Leader

The principal orebody in the Carletonville Goldfield, the Carbon Leader is generally less than 100 cm in thickness where it consists of superimposed cycles of small to medium pebble conglomerates, often with prominent carbon seam development. These conglomerates were deposited in channels by a system of braided rivers that flowed southwards across the area. The gold mineralisation in this reef is intimately associated with the presence of carbon that usually occurs as prominent black seams. It is usually associated with the basal unconformity of the reef, but also occurs together with pyrite as disseminated globules or 'flyspecks' through the matrix. Towards the western extreme of the Carletonville Goldfield, the conglomerate phase of the Carbon Leader deteriorates markedly, where it is often replaced by a single pebble lag or even a grit.

In the northern part of the Potchefstroom Goldfield the Carbon Leader zone including the hangingwall quartzites is up to 7 metres in thickness, capped by a grit known as the Rice Pebble Marker. At the base there may be up to 5 upward-fining cycles grading from small pebble conglomerates to grits and orthoquartzites. There is no systematic change in clast size across the region, but the cumulative thickness of conglomerate increases towards the southwest. Consequently, adjacent to the boundary of the Blyvooruitzicht Mine, the reef is poorly developed in borehole DK12, where it is represented by a scattered pebble lag. However towards Potchefstroom town, the Carbon Leader becomes more robust, suggesting the presence of a new depositional system. Gold grades generally display a direct relationship with the total thickness of conglomerate, although similar to the Carletonville Goldfield, carbon is a particularly important component. This is well illustrated in the area to the west of Blyvooruitzicht Mine, where an area of elevated grades in the Carbon Leader is associated with the presence of flyspeck carbon rather than a thickening of the conglomerate.

5.6.7 North Leader

In the northern part of the Potchefstroom Goldfield, the North Leader comprises a pebbly grit overlain by 20-30 metres of protoquartzites. As anticipated, gold grades are generally less than 0.5 g/t, but these grades increase systematically towards the south where the entire North Leader zone becomes more coarse-grained and thickens to over 50 metres. At the same time, the North Leader conglomerate develops into a small to medium pebble conglomerate with fine pyrite and flyspeck carbon in the matrix.

6 THE KLERKSDORP GOLDFIELD

6.1 GEOGRAPHICAL SETTING

The Klerksdorp Goldfield is situated some 160 km southwest of Johannesburg in the North West Province, served by the towns of Klerksdorp, Orkney and Stilfontein (Figure 5.1). The region varies in altitude between 1,200 and 1,600 metres above sea level and is characterised by rolling scrub grassland with thickets of thorny acacia trees. The climate is similar to the adjacent Potchefstroom area, and has two well defined seasons with hot rainy summers and moderate to cool winters. The Vaal River that occupies a low depression towards the southern extreme of the Goldfield dominates the physiography. It is one of the major watercourses in South Africa and represents the boundary between the North West Province and the Free State. Although it is essentially an agricultural region, mining has dominated the economy and the skyline for the past 50 to 60 years. Consequently, the infrastructure is extremely well developed in terms of access, power and water.

6.2 HISTORICAL EXPLORATION

Witwatersrand reefs were first recognised near Klerksdorp in 1887 and rapidly led to the establishment of mining operations to exploit the outcropping conglomerates. However, due to a combination of severe geological and financial problems, the local industry was faced with an uncertain future until South Africa abandoned the gold standard in 1932. This resulted in the revival of regional exploration and the subsequent discovery of the Vaal Reef and VCR under younger cover rocks. Four mines were established over the period 1941 to 1953, namely Stilfontein, Buffelsfontein, Hartebeesfontein and Vaal Reefs, founded mainly on their Vaal Reef potential, although the Vaal Reefs Mine also had considerable reserves on the VCR. These mines are situated predominantly to the north of the Vaal River, but as the Klerksdorp Goldfield has progressed towards maturity, exploration over the past 20 years has concentrated on evaluating deeper extensions towards the south and east. The most recent success has been the establishment of the Moab Khotsong Shaft, where in 1993 AngloGold outlined a reserve of 11.56 Mt at a grade of 32.4 g/t, from which 9.4 Moz was thought to be recoverable. In the interim, the Stilfontein Mine has been closed, whilst the Buffelsfontein and Hartebeesfontein operations were amalgamated under the control of DRDGold to form its Northwest Operations. In March 2005, these Northwest Operations were placed in provisional liquidation and have been acquired by Simmer & Jack Mines. Most of the old Vaal Reefs Mine has been sold to ARMgold which has merged with Harmony, leaving AGL with only its VCR operation at Tau Lekoa and the three high-grade Vaal Reef shafts comprising the Kopanang - Great Noligwa - Moab Khotsong complex.

6.3 PRESENT GOLD MINING OPERATIONS

The Vaal Reef is the sole orebody that is exploited over most of the Klerksdorp Goldfield, except in the extreme west where the VCR is currently being mined at AGL's Tau Lekoa operation. As the goldfield has reached maturity, so the resources at many of the older Vaal Reef shafts have been exhausted, resulting in their closure. This applies particularly to many of the Harmony/ARMgold facilities that were acquired from AGL, where currently the focus is on the extraction of higher grade remnants at its Nos 2 and 4 Shafts. At the Buffelsfontein and Hartebeestfontein Gold Mines, ownership and management have been purchased by Simmer & Jack Mines which plans to resume underground mining at the Hartebeesfontein Mine. Based on a due diligence study, Simmer & Jack believes that it is possible to extend the life of this mine by an additional ten years.

The only large scale mining of the Vaal Reef that is being undertaken presently occurs at AGL's Vaal River operations in the southern and southeastern sectors of the Klerksdorp Goldfield. This division represents an amalgamation of Great Noligwa (previously Vaal Reefs No 8 Shaft), Kopanang (Vaal Reefs No 9 Shaft) and the more recent Moab Khotsong Shafts. These high-grade shafts occur in the deeper parts of the Goldfield where the orebody is situated at 2,000 to 3700 metres below surface. Recent surface drilling of the Moab Khotsong area has intersected extensions of the Vaal Reef preserved as structural remnants in the Jersey Fault Zone. This is likely to provide a life of mine of at least 20 years (Table 6.1 and Table 6.2).

Table 6.1 Annual production statistics to June 2005 for mines in the Klerksdorp Goldfield (Source: Company reports and websites)

Mine	Shafts	Established	Annual Au Production Jun 05 (oz)	Av g/t	Cash Costs R/t	Cash Cost US$/oz	LOM* (yrs)
Great Noligwa	8	1972	763 226	10.1	511	241	7
Kopanang	9	1984	480 011	7.2	420	282	12
Tau Lekoa	10	1991	278 843	3.9	323	392	10
Moab Khotsong	11	2003	22 795				29
Hartebeestfontein	5,6	1955	172 521	5.4	553	508	10
Buffelsfontein	5,10,11	1954	Incl above				
Orkney Shafts	2	1944	78 448	6.7	543	400	6
	4	1944	76 969	6.0	458	378	9

*LOM based on current production rates and current reserves reported.

Table 6.2 Reserves and resources as at June 2005 for mines in the Klerksdorp Goldfield (Source: Company reports and websites, format not SAMREC compliant)

				Reserves			Resources		
Mine	Operator	Depth	Reefs	Mt	g/t	Moz	Mt	g/t	Moz
Great Noligwa	AGL-ASH	2400	Vaal	19.8	8.71	5.5	30.1	15.4	14.8
Kopanang	AGL-ASH	2240	Vaal	25.8	7.22	6.0	24.3	17.3	13.5
Tau Lekoa	AGL-ASH	1743	VCR	22.8	3.98	2.9	62.4	5.6	11.3
Moab Khotsong	AGL-ASH	3700	Vaal	19.9	14.09	9.0	24.8	21.7	17.2
Hartebeestfontein	Simmers	2400	Vaal	21.7	7.22	5.0	44.1	6.8	9.6
Buffelsfontein	Simmers	3200	Vaal	0.1	6.82	0.01	23.7	3.3	2.5
Orkney #2	Harmony	2150	Vaal	1.9	7.06	0.44	1.3	17.0	0.7
Orkney #4	Harmony	2110	Vaal	3.7	6.09	0.73	51.7	4.1	6.8

6.4 STRATIGRAPHY

The Vaal Reef is the principal source of gold mineralisation in the Klerksdorp area, where it is regionally associated with the Bird unconformity at the base of a 200 metre upward-fining sequence known as the Strathmore Formation (Figure 6.1). Immediately above the Vaal Reef are the MB4 orthoquartzites, that grade upwards into MB3 protoquartzites and pyritic grits before passing into medium-grained protoquartzites representing the MB2 unit. The uppermost subdivision in the Strathmore Formation is usually the MB1 or Kimberley Shale that provides a basin-wide marker horizon that is particularly useful in exploration drilling programmes. In the southeast of the Goldfield, the MB1 shales coarsen upwards into MBA siltstones, where in turn they may be overlain by the C Reef at the base of the Crystalkop Formation (Figure 6.1). However, the preservation of the MBA and the C Reef is restricted to the immediate vicinity of the Great Noligwa shaft area due to erosion by younger Gold Estates (Kimberley) channels.

5.6.5 Middelvlei Reef

The stratigraphic equivalent of the South Reef on the Central Rand is the Middelvlei Reef that consists of a basal zone of interbedded conglomerates and protoquartzites that rests with a sharp contact on the footwall sequence. This is overlain by up to 5 metres of protoquartzites, capped by a thin, poorly defined conglomeratic unit. Previous mining in the adjacent Carletonville Goldfield has focussed on these lower conglomerates whereas on Blyvooruitzicht Mine they are preferentially exploited in two south-southeasterly elongate bodies known as the Smokeway and Annan Channels. Within these channels, the conglomerates comprising the Middelvlei Reef tend to be thicker and are characterised by slightly larger pebbles (20 mm) as opposed to the inter-channel areas where the clasts average 11 mm in diameter. In the current mining operation at Blyvooruitzicht, DRDGold has planned that the Middelvlei Reef at an average in situ grade of 7.04 g/t Au will provide almost half of the ore.

Drilling in the northern sector of the Potchefstroom Goldfield suggests that the Middelvlei Reef is similarly best developed in channels, where the consistent pebble sizes are in the range of 10 to 25 mm. One of these channels occurs to the immediate west of the Blyvooruitzicht boundary, whilst a second may be present in the Stompoorfontein area.

5.6.6 Carbon Leader

The principal orebody in the Carletonville Goldfield, the Carbon Leader is generally less than 100 cm in thickness where it consists of superimposed cycles of small to medium pebble conglomerates, often with prominent carbon seam development. These conglomerates were deposited in channels by a system of braided rivers that flowed southwards across the area. The gold mineralisation in this reef is intimately associated with the presence of carbon that usually occurs as prominent black seams. It is usually associated with the basal unconformity of the reef, but also occurs together with pyrite as disseminated globules or 'flyspecks' through the matrix. Towards the western extreme of the Carletonville Goldfield, the conglomerate phase of the Carbon Leader deteriorates markedly, where it is often replaced by a single pebble lag or even a grit.

In the northern part of the Potchefstroom Goldfield the Carbon Leader zone including the hangingwall quartzites is up to 7 metres in thickness, capped by a grit known as the Rice Pebble Marker. At the base there may be up to 5 upward-fining cycles grading from small pebble conglomerates to grits and orthoquartzites. There is no systematic change in clast size across the region, but the cumulative thickness of conglomerate increases towards the southwest. Consequently, adjacent to the boundary of the Blyvooruitzicht Mine, the reef is poorly developed in borehole DK12, where it is represented by a scattered pebble lag. However towards Potchefstroom town, the Carbon Leader becomes more robust, suggesting the presence of a new depositional system. Gold grades generally display a direct relationship with the total thickness of conglomerate, although similar to the Carletonville Goldfield, carbon is a particularly important component. This is well illustrated in the area to the west of Blyvooruitzicht Mine, where an area of elevated grades in the Carbon Leader is associated with the presence of flyspeck carbon rather than a thickening of the conglomerate.

5.6.7 North Leader

In the northern part of the Potchefstroom Goldfield, the North Leader comprises a pebbly grit overlain by 20-30 metres of protoquartzites. As anticipated, gold grades are generally less than 0.5 g/t, but these grades increase systematically towards the south where the entire North Leader zone becomes more coarse-grained and thickens to over 50 metres. At the same time, the North Leader conglomerate develops into a small to medium pebble conglomerate with fine pyrite and flyspeck carbon in the matrix.

6 THE KLERKSDORP GOLDFIELD

6.1 GEOGRAPHICAL SETTING

The Klerksdorp Goldfield is situated some 160 km southwest of Johannesburg in the North West Province, served by the towns of Klerksdorp, Orkney and Stilfontein (Figure 5.1). The region varies in altitude between 1,200 and 1,600 metres above sea level and is characterised by rolling scrub grassland with thickets of thorny acacia trees. The climate is similar to the adjacent Potchefstroom area, and has two well defined seasons with hot rainy summers and moderate to cool winters. The Vaal River that occupies a low depression towards the southern extreme of the Goldfield dominates the physiography. It is one of the major watercourses in South Africa and represents the boundary between the North West Province and the Free State. Although it is essentially an agricultural region, mining has dominated the economy and the skyline for the past 50 to 60 years. Consequently, the infrastructure is extremely well developed in terms of access, power and water.

6.2 HISTORICAL EXPLORATION

Witwatersrand reefs were first recognised near Klerksdorp in 1887 and rapidly led to the establishment of mining operations to exploit the outcropping conglomerates. However, due to a combination of severe geological and financial problems, the local industry was faced with an uncertain future until South Africa abandoned the gold standard in 1932. This resulted in the revival of regional exploration and the subsequent discovery of the Vaal Reef and VCR under younger cover rocks. Four mines were established over the period 1941 to 1953, namely Stilfontein, Buffelsfontein, Hartebeesfontein and Vaal Reefs, founded mainly on their Vaal Reef potential, although the Vaal Reefs Mine also had considerable reserves on the VCR. These mines are situated predominantly to the north of the Vaal River, but as the Klerksdorp Goldfield has progressed towards maturity, exploration over the past 20 years has concentrated on evaluating deeper extensions towards the south and east. The most recent success has been the establishment of the Moab Khotsong Shaft, where in 1993 AngloGold outlined a reserve of 11.56 Mt at a grade of 32.4 g/t, from which 9.4 Moz was thought to be recoverable. In the interim, the Stilfontein Mine has been closed, whilst the Buffelsfontein and Hartebeesfontein operations were amalgamated under the control of DRDGold to form its Northwest Operations. In March 2005, these Northwest Operations were placed in provisional liquidation and have been acquired by Simmer & Jack Mines. Most of the old Vaal Reefs Mine has been sold to ARMgold which has merged with Harmony, leaving AGL with only its VCR operation at Tau Lekoa and the three high-grade Vaal Reef shafts comprising the Kopanang - Great Noligwa - Moab Khotsong complex.

6.3 PRESENT GOLD MINING OPERATIONS

The Vaal Reef is the sole orebody that is exploited over most of the Klerksdorp Goldfield, except in the extreme west where the VCR is currently being mined at AGL's Tau Lekoa operation. As the goldfield has reached maturity, so the resources at many of the older Vaal Reef shafts have been exhausted, resulting in their closure. This applies particularly to many of the Harmony/ARMgold facilities that were acquired from AGL, where currently the focus is on the extraction of higher grade remnants at its Nos 2 and 4 Shafts. At the Buffelsfontein and Hartebeestfontein Gold Mines, ownership and management have been purchased by Simmer & Jack Mines which plans to resume underground mining at the Hartebeesfontein Mine. Based on a due diligence study, Simmer & Jack believes that it is possible to extend the life of this mine by an additional ten years.

The only large scale mining of the Vaal Reef that is being undertaken presently occurs at AGL's Vaal River operations in the southern and southeastern sectors of the Klerksdorp Goldfield. This division represents an amalgamation of Great Noligwa (previously Vaal Reefs No 8 Shaft), Kopanang (Vaal Reefs No 9 Shaft) and the more recent Moab Khotsong Shafts. These high-grade shafts occur in the deeper parts of the Goldfield where the orebody is situated at 2,000 to 3700 metres below surface. Recent surface drilling of the Moab Khotsong area has intersected extensions of the Vaal Reef preserved as structural remnants in the Jersey Fault Zone. This is likely to provide a life of mine of at least 20 years (Table 6.1 and Table 6.2).

Table 6.1 Annual production statistics to June 2005 for mines in the Klerksdorp Goldfield (Source: Company reports and websites)

Mine	Shafts	Established	Annual Au Production Jun 05 (oz)	Av g/t	Cash Costs R/t	Cash Cost US$/oz	LOM* (yrs)
Great Noligwa	8	1972	763 226	10.1	511	241	7
Kopanang	9	1984	480 011	7.2	420	282	12
Tau Lekoa	10	1991	278 843	3.9	323	392	10
Moab Khotsong	11	2003	22 795				29
Hartebeestfontein	5,6	1955	172 521	5.4	553	508	10
Buffelsfontein	5,10,11	1954	Incl above				
Orkney Shafts	2	1944	78 448	6.7	543	400	6
	4	1944	76 969	6.0	458	378	9

*LOM based on current production rates and current reserves reported.

Table 6.2 Reserves and resources as at June 2005 for mines in the Klerksdorp Goldfield (Source: Company reports and websites, format not SAMREC compliant)

				Reserves			Resources		
Mine	Operator	Depth	Reefs	Mt	g/t	Moz	Mt	g/t	Moz
Great Noligwa	AGL-ASH	2400	Vaal	19.8	8.71	5.5	30.1	15.4	14.8
Kopanang	AGL-ASH	2240	Vaal	25.8	7.22	6.0	24.3	17.3	13.5
Tau Lekoa	AGL-ASH	1743	VCR	22.8	3.98	2.9	62.4	5.6	11.3
Moab Khotsong	AGL-ASH	3700	Vaal	19.9	14.09	9.0	24.8	21.7	17.2
Hartebeestfontein	Simmers	2400	Vaal	21.7	7.22	5.0	44.1	6.8	9.6
Buffelsfontein	Simmers	3200	Vaal	0.1	6.82	0.01	23.7	3.3	2.5
Orkney #2	Harmony	2150	Vaal	1.9	7.06	0.44	1.3	17.0	0.7
Orkney #4	Harmony	2110	Vaal	3.7	6.09	0.73	51.7	4.1	6.8

6.4 STRATIGRAPHY

The Vaal Reef is the principal source of gold mineralisation in the Klerksdorp area, where it is regionally associated with the Bird unconformity at the base of a 200 metre upward-fining sequence known as the Strathmore Formation (Figure 6.1). Immediately above the Vaal Reef are the MB4 orthoquartzites, that grade upwards into MB3 protoquartzites and pyritic grits before passing into medium-grained protoquartzites representing the MB2 unit. The uppermost subdivision in the Strathmore Formation is usually the MB1 or Kimberley Shale that provides a basin-wide marker horizon that is particularly useful in exploration drilling programmes. In the southeast of the Goldfield, the MB1 shales coarsen upwards into MBA siltstones, where in turn they may be overlain by the C Reef at the base of the Crystalkop Formation (Figure 6.1). However, the preservation of the MBA and the C Reef is restricted to the immediate vicinity of the Great Noligwa shaft area due to erosion by younger Gold Estates (Kimberley) channels.



CENTRAL RAND GROUP
TURFFONTEIN SUBGROUP
JOHANNESBURG SUBGROUP
Formation
Member
Ventersposṭ
Elsburg
Klerksdorp
Gold Estates
Crystalkop
Booysens Shale
Strathmore
Stilfontein
Commonage
VCR
Deelkraal Reef
Elandsrand Reef
Bastard Reef
Dennys quartzite
Dennys Reef
Gold Estates channel Reefs
C Reef
Vaal Reef (Stilfontein/ Witkop facies)
Mispah Reefs
Livingstone Reefs
Commonage Reef
Ada May Reef

Figure 6.1 Stratigraphic column for the Klerksdorp Goldfield

6.5 STRUCTURAL GEOLOGY

Three major tectonic events can be distinguished in the Klerksdorp Goldfield the earliest of which is believed to represent syn-Witwatersrand compression. These structures are best illustrated on Hartebeesfontein and Buffelsfontein Gold Mines where the Vaal Reef has been followed around open folds with north-south axes. This deformation does not appear to have had an obvious effect on the gross stratigraphic development of the Central Rand sequence, but in detail may be responsible for more subtle sedimentary facies changes in the Vaal Reef. This feature is best developed in the vicinity of the Kopanang-Great Noligwa Mines where there is gentle warping of the Vaal Reef footwall. The resultant Mizpah Anticline is essentially an area of low gold mineralisation, whereas in the adjacent syncline to the east, the subcropping Mizpah Reefs are developed and gold values increase dramatically in the overlying Vaal Reef.

Indications of early compression in the Klerksdorp Goldfield are generally obscured by the intensity of later Platberg normal faults, a deformational event related to the middle Ventersdorp extension (Figure 6.2). The main faults strike north-eastwards and frequently have vertical throws of the order of hundreds of metres, whilst the Jersey Fault and it's associated splays have a cumulative throw that exceed 1,000 metres. It is this Jersey structure to the south and east of the Goldfield that largely determines the remaining prospective potential of this region. Structural interpretations based on seismic data suggest that the Vaal Reef is displaced to depths of greater than 5,000 metres below surface south of the Jersey fault. However, the mining operations on eastern Buffelsfontein Mine and Moab Khotsong indicate that, rather than a single fault, the Jersey structure comprises a series of anastomosing splays. It is therefore possible that lozenge-shaped structural remnants of Vaal Reef may be preserved at shallower levels as illustrated at Moab Khotsong where the orebody occurs 2,700 to 3,500 metres below surface.

The youngest structural event in the Klerksdorp Goldfield is compression at least partly related to the Vredefort meteorite impact. This has resulted in reactivation of some of the Platberg normal faults in addition to bedding plane slip, particularly at the base of the Transvaal Supergroup as well as the VCR. In the Central Rand Group, evidence of this event is frequently in the form of pseudotachylites, suggesting high-energy displacement and friction melting of the rigid host rocks. There are also widespread indications of strike-slip displacement in the form of sub-horizontal lineations or slickensides that characterises many of the fault planes related to the earlier Platberg extension.

6.6 SEDIMENTOLOGY OF THE VAAL REEF

Recent sedimentology by AGL in the southern part of the Klerksdorp Goldfield has permitted the definition of a number of coherent geozones within the Vaal Reef. However, on a regional scale, the original twofold subdivision is probably adequate to explain the gross morphology of the Vaal Reef and associated gold mineralisation. Consequently, over most of the Goldfield high grade Stilfontein Facies generally characterises the payable areas, where the reef has a chert-rich composition, commonly with associated carbon seams. Grades are often erratic in this setting, sometimes due to the subcrop of underlying Mizpah conglomerates, but also related to the variable distribution and morphology of the carbon. Despite these local variations, historical production grades from the mining operations that have exploited the Vaal Reef have generally recorded recoveries in excess of 8 g/t Au.

Gold grades decrease dramatically in a westerly direction, where the Vaal Reef is characterised by a more robust chert-poor conglomerate known as the Witkop Facies, lacking carbon. This sharp fall in gold values is well illustrated towards the western extreme of AGL's Kopanang Shaft, where surface drilling suggests that average values are less than 300 cm.g/t. Therefore, although the Vaal Reef is present over a large area measuring some 50 km^2 to the west of the Kopanang Shaft, the low gold grades associated with the Witkop Facies make this area sub-economic.


-20,000
0
5km
Klerksdorp town
Cross section
Kromdraai
Cyfervlei
2,980,000
Vaal Reef
contained within projects
• Kromdraai
• Cyfervlei
• Groenfontein
LOCALITY
Groenfontein
Klerksdorp Goldfield
20km
3,000,000
Depth (metres) below surface
2,500-4,000
4,000-5,000
>5,000
Prospecting rights
Under application
Mine boundary
Historic goldfield
Historic drilling
Fault structure
Cross section
North West
South East
Kromdraai
MINE DATUM
HB7
WIP2
WI1
BH 1683
GEN2
SURFACE
-1000m
-2000m
-3000m
-4000m
-5000m
-6000m
Vaal Reef
Karoo Supergroup
Transvaal Supergroup
Upper Ventersdorp
Ventersdorp Lava
Central Rand Group
West Rand Group
Fault

Figure 6.2 **Structural geology and distribution of exploration projects in the Klerksdorp Goldfield (plan view, above and section view, below)**

7 EXPLORATION PROJECTS

Figure 7.1 shows the location of the Wits Gold exploration Projects and historical drilling in the Southern Free State, Potchefstroom and Klerksdorp Goldfields.


-40,000
0
40,000
Carletonville
Potchefstroom
Klerksdorp
Potchefstroom Goldfield Projects
• Kleinfontein
• Kleinfontein Deeps
• Livingstone
• Potch Deeps
• Boskop
• Deelkraal South
Klerksdorp Goldfield Projects
• Kromdraai
• Cyfervlei
• Groenfontein
3,000,000
LOCALITY
Potchefstroom Goldfield
Klerksdorp Goldfield
Southern Free State Goldfield
50km
Witwatersrand
Basin
Southern Free State Goldfield Projects
• Hakkies
• Bloemhoek
• De Bron
• Robijn
3,100,000
Welkom
Virginia
Prospecting rights
Under application
Mine boundary
Historic drilling
Historic goldfield
N
40km

Figure 7.1 Location of the Wits Gold exploration projects and historical drilling in the Southern Free State, Potchefstroom and Klerksdorp Goldfields

7.1 SOUTHERN FREE STATE GOLDFIELD

Four exploration projects have been delineated in the Prospecting Rights granted to Wits Gold. These are based on a combination of the regional geology and distribution of the 'old order' mineral rights that were held by the Company prior to the introduction of the MPDRA on 1st May 2005.

7.1.1 De Bron Project

This area is situated on the eastern up-thrown side of the De Bron Fault, where five prospective reefs in the Central Rand Group are developed within a 20 to 40 metre stratigraphic interval. These conglomerate reefs are preserved at depths of 600 to 1,200 metres below surface to the immediate south of Harmony Gold Mine. Past drilling results have indicated that the most continuous gold grades in excess of 300 cm.g/t occur in the VS5 and Kalkoenkrans Reefs (Figure 7.2 and Figure 7.3), whilst in the north of the area, additional encouragement has been provided by the A, B and Leader Reefs (Figure 7.4 and Figure 7.5).

7.1.2 Robijn Project

The principal exploration target in the Robijn area is the Beatrix Reef that is preserved in a down-faulted outlier of the Central Rand Group. Towards the southeast, the reef subcrops at a depth of some 550 metres below surface against Permo-Carboniferous rocks belonging to the Karoo Supergoup. The Beatrix Reef dips northwestwards towards the bounding Virginia Fault where it occurs at depths of up to 2,000 metres below surface. Immediately below the Beatrix Reef there are local remnants of the Aandenk or Leader that subcrop against the Eldorado unconformity in the southeast of the Robijn area.

Distinct from the polymictic VS5 Reef that is encountered over most of the Southern Free State Goldfield, the Beatrix Reef is an oligomictic conglomerate that is currently being exploited at the Beatrix and Joel Mines. Similar to these operations situated to the immediate west, in the Robijn area the Beatrix Reef is overlain by a prominent sequence of orthoquartzites or White Bar. The reef comprises a typical channel-fill sequence that varies in composition between pebbly quartzites and clast-supported conglomerates. Elevated gold grades in excess of 300 cm.g/t have previously been intersected towards the southwestern extreme of the Robijn area (Figure 7.2), where they are usually associated with an increase in pyrite content and the presence of flyspeck carbon.

7.1.3 Bloemhoek Project

The prospective potential of this area is dominated by the southward on-lapping arrangement of three superimposed conglomerates represented by the Kalkoenkrans, Leader and VS5 Reefs (Figure 7.2, Figure 7.3 and Figure 7.5). They are presently situated at depths of the order of 1,600 to 2,200 metres below surface where they are developed in a northeasterly-plunging syncline. Within this structure, the mutually erosive relationships produce a virtual continuum of gold mineralisation in excess of 300 cm.g/t. The most southerly of these targets is the Kalkoenkrans Reef that until recently was thought to be preserved as an isolated inlier below the VS5 unconformity (Figure 7.3). However, based on underground mining and development results published by GFL, it appears that the Kalkoenkrans Reef may be more continuous between Bloemhoek and the Beatrix No 4 Shaft workings. Further exploration drilling in the intervening area is required to examine this possibility.

Enhanced gold grades occur in the Leader in the area immediately north of this Kalkoenkrans Reef resource (Figure 7.5). These oligomictic conglomerates form part of the southern facies of the Leader, where elevated gold grades are directly related to increases in the thickness of the unit, pyrite content and the distribution of flyspeck carbon. Sedimentological data indicate that the original sediment was probably derived from an elevated source area situated to the south of the Basin. A similar adjacent belt of enhanced gold mineralisation occurs in the VS5 Reef to the immediate north, where subcropping reefs have been eroded and re-worked (Figure 7.2). In this area, conglomerates comprising the VS5 unit are more pyritic and display a local increase in the quartz pebble content due to the breakdown of non-durable clasts.


-20,000
Welkom
0
Harmony Mine
VS5/Beatrix Reef
contained within projects
• Hakkies
• Bloemhoek
• De Bron
• Robijn
3,100,000
Virginia
Hakkies
Bloemhoek
Defunct Beisa Mine
Sand River
Robijn
Beatrix Mine
De Bron
Joel Mine
3,130,000
STRATIGRAPHY
BPM Reef
B Reef
VS5/Beatrix Reef
Upper Leader Reef
Leader Reef
cm.g/t gold
900
700
500
300
VS5/Beatrix Reef
Prospecting rights
Under application
Mine boundary
Historic drilling
Historic goldfield
Fault structure
5km
LOCALITY
Southern Free State Goldfield
10km

Figure 7.2 Distribution of gold values in the VS5/Beatrix Reef, Southern Free State Goldfield


-20,000
Welkom
0
BPM Reef
contained within projects
• Hakkies
• Bloemhoek
• De Bron
Harmony Mine
3,100,000
Virginia
Hakkies
Sand River
Defunct
Beisa Mine
Beatrix
Mine
Bloemhoek
De Bron
Joel Mine
3,130,000
STRATIGRAPHY
Thickness (metres)
2000m
1000m
0m
BPM Reef
B Reef
VS5/Beatrix Reef
Upper Leader Reef
Leader Reef
cm.g/t gold
900
700
500
300
BPM subcrop
Prospecting rights
Under application
Mine boundary
Historic drilling
Historic goldfield
Fault structure
LOCALITY
Southern Free State Goldfield
10km

Figure 7.3 Distribution of gold values in the Kalkoenkrans Reef, Southern Free State Goldfield


-20,000
Welkom
0
B Reef
contained within projects
• Hakkies
• De Bron
Harmony Mine
3,100,000
Virginia
Hakkies
Sand River
Defunct Beisa Mine
Beatrix Mine
De Bron
Joel Mine
3,130,000
STRATIGRAPHY
Thickness (metres)
2000m
1000m
0m
BPM Reef
B Reef
VS5/Beatrix Reef
Leader Reef
Upper Leader Reef
cm.g/t gold
900
700
500
300
B Reef subcrop
Prospecting rights
Under application
Mine boundary
Historic drilling
Historic goldfield
Fault structure
5km
LOCALITY
Southern Free State Goldfield
10km

Figure 7.4 Distribution of gold values in the B Reef, Southern Free State Goldfield


-20,000
0
Welkom
Leader Reef
contained within projects
• Hakkies
• Bloemhoek
• De Bron
Harmony Mine
3,100,000
Virginia
Hakkies
Sand River
Defunct
Beisa Mine
Bloemhoek
Beatrix
Mine
De Bron
Joel Mine
3,130,000
cm.g/t gold
900
700
500
300
Leader Reef
subcrop
Prospecting rights
Under application
Mine boundary
Historic drilling
Historic goldfield
Fault structure
N
5km
LOCALITY
Southern Free
State Goldfield
10km
VS5/Beatrix Reef
BPM Reef
B Reef
Upper Leader Reef
Leader Reef

Figure 7.5 Distribution of gold values in the Leader, Southern Free State Goldfield

7.1.4 Hakkies Project

The principal exploration targets in this northern area are the Leader and Upper Leader that occur at depths of 1,350 to 2,200 metres below surface. The gold distribution in these reefs is thought to be a function of three interacting fluvial systems that converge in the Hakkies area. Lower grade polymictic reef dominates the northern sector of the project area, whilst, in the south, mineralisation in excess of 300 cm.g/t occurs in the adjacent northern and southern oligomictic facies.

The A Reef is developed in a discrete belt that strikes northwest-southeast through most of the Hakkies Project. At this stage, limited sedimentological information indicates that the thickest conglomerates with the largest pebbles and most pyrite occur towards the western boundary of the project area, suggesting a southeasterly palaeo-transport direction. Similar conclusions can be applied to the B Reef that also occurs in a northwesterly-striking belt where it subcrops against the Aandenk or Eldorado unconformity. Both the thickness of the conglomerate and percentage of quartz pebbles are quite variable suggesting a broad channelised fluvial system with local areas of re-working. The limited sedimentological data for the B Reef in the Southern Free State Goldfield are insufficient to determine the palaeo-transport direction for this conglomerate with any certainty. However, by analogy with this reef further north, it was probably derived from the western margin of the Basin.

7.2 POTCHEFSTROOM GOLDFIELD

Six exploration projects have been defined in the area to the north of Potchefstroom town, based mainly on a combination of historical gold data as well as the depth of prospective reefs below surface.

7.2.1 Boskop Project

The project area comprises a 7 km north-south elongate block that is situated on the western up-thrown side of the Jersey Fault System. Only the lower stratigraphy of the Central Rand Group is preserved, where the Main Conglomerate Formation occurs at depths of 1,000 to 1,500 metres below surface and subcrops against the Transvaal Supergroup or occasional remnants of Platberg lavas. In the north of the project area, Central Rand rocks dip eastwards and become more steeply inclined in a southerly direction. Evidence from boreholes drilled into the underlying West Rand Group to the immediate west suggest that in the extreme south of this project area the Witwatersrand Supergroup may also be folded and duplicated by thrust faults in response to compression which is believed to be syn-Central Rand Group in age and therefore similar to the folding observed along the western margin of the Free State Goldfield.

Only limited drilling has been completed in the north of this area. However, results from the Carbon Leader (Figure 7.6) indicate that gold grades increase systematically in a southerly direction, towards the town of Potchefstroom. In the Carbon Leader, this largely reflects the appearance of carbon seams and flyspeck in the reef, although it also coincides with thicker conglomerate containing larger pebbles. These characteristics would suggest that the original sediment constituting this reef was derived from a source terrain located to the west of the project area.

7.2.2 Kleinfontein Project

This area represents the western extension of the Carletonville Goldfield and contains at least three prospective reefs where it occurs as the western extension of the Carletonville Goldfield. The two priority targets comprise the Carbon Leader and Middelvlei Reefs that occur at less than 2750 metres below surface. Both these reefs are currently being exploited on the adjoining Blyvooruitzicht Gold Mine, managed by DRDGold (Figure 7.6 Figure 7.7). Elevated gold values in excess of 300cm.g/t occur in the Carbon Leader in this area where the reef is characterised by disseminated flyspeck carbon, particularly along the basal unconformity. The reef itself is rather unspectacular and usually consists of a single pebble lag. The overlying Middelvlei reef is a better-developed pyritic conglomerate with medium sized pebbles suggesting the presence of an active channel deposit, similar to those being worked on Blyvooruitzicht Mine.

Besides these reefs in the Main Conglomerate Formation, there are indications of enhanced gold values exceeding 300cm.g/t in the shallower Cobble Reefs (Figure 7.8). These medium pebble conglomerates containing 3 to 5% pyrite may have the potential to provide a supplementary gold resource. Additional drilling is required to provide further information on the sedimentology and gold grade distribution in all of the latter reefs developed in this area.


20,000
40,000
Carletonville town
2,920,000
Carbon Leader contained within projects
• Kleinfontein
• Kleinfontein Deeps
• Potch Deeps
• Boskop
Kleinfontein
Kleinfontein Deeps
Boskop
Potch Deeps
2,940,000
STRATIGRAPHY
Thickness (metres)
2000m
VCR
1000m
Vaal Reef
Cobble Reefs
Middelvlei Reef
North Leader Reef
Carbon Leader
0m
LOCALITY
Potchefstroom Goldfield
10km
Potchefstroom town
cm.g/t gold
900
700
500
300
Carbon Leader subcrop
Prospecting rights
Under application
Mine boundary
Historic drilling
Historic goldfield
Fault structure
5km

Figure 7.6 Distribution of gold values in the Carbon Leader, Potchefstroom Goldfield

7.2.3 Kleinfontein Deeps Project

This area is situated to the immediate south of the Kleinfontein Project, where historical drilling results indicate that gold values in excess of 300 cm.g/t occur predominantly in the Carbon Leader (Figure 7.6). The Carbon Leader in this area appears to occur in the depth range 2,750 to 4,000 metres below surface. Other reefs that occur within this project area are the Middelvlei and North Leader (Figure 7.7 and Figure 7.9). The elevated gold grades in both of these reefs are associated with increased levels of pyrite mineralisation.


20.000
40.000
Carletonville town
2,920.000
Middelvlei Reef
contained within projects
• Kleinfontein
• Potch Deeps
• Kleinfontein Deeps
Kleinfontein
Kleinfontein Deeps
2,940.000
Potch Deeps
STRATIGRAPHY
Thickness (metres)
VCR
Vaal Reel
Cobble Reefs
Middelvlei Reef
North Leader Reef
Carbon Leader Reef
LOCALITY
Potchefstroom town
Potchefstroom Goldfield
10km
cm.g/t gold
900
700
500
300
Carbon Leader subcrop
Prospecting rights
Under application
Mine boundary
Historic drilling
Historic goldfield
Fault structure
5km

Figure 7.7 Distribution of gold values in the Middelvlei Reef, Potchefstroom Goldfield



Cobble Reefs
contained within projects
• Kleinfontein
• Livingstone
• Kleinfontein Deeps
• Potch Deeps
• Boskop
Kleinfontein
Livingstone
Boskop
Kleinfontein Deeps
Potch Deeps
Carletonville town
Potchefstroom town
2,920,000
2,940,000
40,000
LOCALITY
Potchefstroom Goldfield
10km
STRATIGRAPHY
Thickness (metres)
2000m
1000m
0m
VCR
Vaal Reef
Cobble Reefs
Middelvlei Reef
North Leader Reef
Carbon Leader Reef
cm.g/t gold
900
700
500
300
Bird subcrop
Prospecting rights
Under application
Mine boundary
Historic drilling
Historic goldfield
Fault structure
5km

Figure 7.8 Distribution of gold values in the Cobble Reefs, Potchefstroom Goldfield


20.000
40.000
North Leader Reef
contained within projects
• Kleinfontein
• Livingstone
• Potch Deeps
• Kleinfontein Deeps
2.920.000
Kleinfontein
Livingstone
Kleinfontein Deeps
2.940.000
Potch Deeps
STRATIGRAPHY
Thickness (metres)
VCR
1000m
Vaal Reef
Cobble Reefs
Middelvlei Reef
Nth Leader Reef
Carbon Leader Reef
0m
LOCALITY
Potchefstroom Goldfield
10km
cm.g/t gold
900
700
500
300
Carbon Leader subcrop
Prospecting rights
Under application
Mine boundary
Historic drilling
Historic goldfield
Fault structure
5km

Figure 7.9 **Distribution of gold values in the North Leader, Potchefstroom Goldfield**

7.2.4 Potch Deeps Project

This area contains the largest, but also the deepest gold resources in the Potchefstroom Goldfield. It covers some 160 km^2 with a strike length of 16 km and a west-east dimension of up to 10 km in contrast to the 25 km^2 of a typical Witwatersrand mine lease. The prospective reefs in the Potch Deeps area include the Carbon Leader, the Vaal Reef and the Cobble Reefs, all of which occur at depths of the order of 3,000 to 5,000 metres below surface (Figure 7.6, Figure 7.8 and Figure 7.10). Both the Vaal Reef and Cobble Reefs consist of zones of channel conglomerates up to 12 metres thick that can be regionally correlated. An investigation into the distribution of gold grades in these reefs indicates that the best mineralisation consistently occurs towards the base of both the Vaal and Cobble Reef zones.


20,000
40,000
Vaal Reef
contained within projects
• Livingstone
• Kleinfontein Deeps
• Potch Deeps
• Boskop
Carletonville town
2,920,000
Livingstone
Kleinfontein Deeps
Boskop
Potch Deeps
2,940,000
STRATIGRAPHY
Thickness (metres)
VCR
Vaal Reef
Cobble Reefs
Middelvlei Reef
North Leader Reef
Carbon Leader Reef
LOCALITY
Potchefstroom town
Potchefstroom Goldfield
10km
cm.g/t gold
900
700
500
300
Bird subcrop
Prospecting rights
Under application
Mine boundary
Historic drilling
Historic goldfield
Fault structure
5km

Figure 7.10 Distribution of gold values in the Vaal Reef, Potchefstroom Goldfield

7.2.5 Deelkraal South Project

The VCR in this area occurs at a depth of 3,000 to 4,000 metres below surface, where it was deposited as a series of channel conglomerates, situated to the east of the Western Demarcation Line. West of this boundary, gold grades decrease rapidly to an average of less than 300 cm.g/t (Figure 7.11). In a previous evaluation of this area that was not SAMREC compliant, GFL estimated an unclassified resource of 23.8 Mt at an average grade of 10.88 g/t Au (8.05Moz). On the strength of this estimate, and as an integral part of the future plan for the Deelkraal Mine, GFL decided to sink the Deelkraal No 3 Shaft some 1,300 metres to the south of the mine lease boundary and now within the project area. The original plan was to sink the shaft down to 9 Level (1900 metres below surface) in order to develop a twin end haulage connecting the shaft bottom with the No 1/2 Shaft Complex. Thereafter, the No 3 Subvertical would be sunk to 47 Level, providing access to the lower sections of the VCR within the existing Deelkraal lease. Sinking operations commenced in May 1988, but were stopped in December 1990 at a depth of 1326 metres due to a cut in the mine's capital budget. The physical conditions of the shaft are unknown, but there is a strong likelihood that the excavation could be rehabilitated to allow sinking to be resumed.


VCR
contained within project
• Deelkraal South
Deelkraal South
STRATIGRAPHY
VCR
Vaal Reef
Cobble Reefs
MiddelVlei Reef
North Leader Reef
Carbon Leader Reef
LOCALITY
10km
cm.g/t gold
900
700
500
300
Prospecting rights
Under application
Mine boundary
Historic drilling
Historic goldfield
Fault structure
5km

Figure 7.11 Distribution of gold values in the VCR, Potchefstroom Goldfield

7.2.6 Livingstone Reef Project

The presence of gold values in excess of 1,000 cm.g/t in the Livingstone Reefs within this project area will continue to attract attention, partly due to their shallow occurrence in the depth range 1,000 to 1,400 metres below surface. A cluster of five boreholes in the northwestern sector of the Potchefstroom Goldfield intersected elevated values in these reefs, suggesting at least some lateral continuity of the mineralised system if not of individual conglomerates. Accordingly, it is proposed that further exploration is required to evaluate the potential of the Livingstone Reefs. This could be achieved by a combination of additional shallow drilling and wireline geophysical logging to assist correlation efforts.

7.3 KLERKSDORP GOLDFIELD

The principal objective in this area is to explore for potential extensions of high-grade Vaal Reef within the Jersey Fault Zone (Figure 7.12). A direct analogy of this situation occurs at Moab Khotsong where the orebody is preserved at accessible depths of the order of 3,000 to 3,500 metres below surface. There are preliminary indications that similar geological conditions may exist in the area immediately to the east of the currently defined Klerksdorp Goldfield where two boreholes have intersected the Vaal Reef.

7.3.1 Cyfervlei Project

The geological setting of this project area is similar to that of the Moab Khotsong Gold Mine situated to the immediate southwest of the project area, where the Vaal Reef is preserved as a structural remnant in the Jersey Fault Zone. During 1986, a series of boreholes were drilled downwards into the Cyfervlei Project from the 3146 South Prospecting Haulage that was specially developed to evaluate this area from the Strathmore Shaft at the Buffelsfontein Gold Mine. Although only one of these boreholes, 3146/4 intersected the Stilfontein Facies of the Vaal Reef, the other three boreholes provided sufficient information for Gencor, the operators of the mine, to outline a non-SAMREC compliant resource of the order of 20 to 30 Mt. This resource was interpreted within seven structural blocks where the Vaal Reef is preserved at depths of 4,200 to 4,900 metres below surface.

7.3.2 Kromdraai Project

This area is situated to the east of the Paradys Anticline, the structure that separates the southern extension of the Potchefstroom Goldfield from the Klerksdorp Goldfield. It also represents the northeastern strike extension of the Lucas Block adjacent to the original Buffelsfontein Mine lease. Although only limited drilling has been undertaken in this area, borehole UC1962 was successful in intersecting the Vaal Reef, returning a best grade deflection of 19.7 g/t Au over 96.9 cm (1,909 cm.g/t). At least two other boreholes indicate the presence of small scale faults and support the suggestion of a substantial Vaal Reef resource at depths in excess of 3,500 metres below surface.

7.3.3 Groenfontein Project

This covers a substantial area of some 10,500Ha to the east and southeast of the Moab Khotsong Gold Mine, from which it is separated by a major splay of the Jersey Fault Zone. Based on historical drilling, most of which has stopped in the younger cover sequences, the current structural interpretation suggests that the Vaal Reef is likely to be located at depths in excess of 5,000 metres below surface. However, it is apparent from some of the boreholes that blocks of Vaal Reef may be preserved at shallower elevations in the northwestern part of the Groenfontein area. Consequently, as the medium to high grade Stilfontein Facies is projected into this area, a complete review of the available seismic and drilling information is necessary in order to prepare a definitive exploration strategy.


-20,000
0
Klerksdorp town
Kromdraai
2,980,000
Cyfervlei
Vaal Reef
contained within projects
• Kromdraai
• Cyfervlei
• Groenfontein
STRATIGRAPHY
Groenfontein
VCR
Vaal Reef
3,000,000
LOCALITY
Klerksdorp Goldfield
10km
cm.g/t gold
900
700
500
300
Bird subcrop
Prospecting rights
Under application
Mine boundary
Historic drilling
Historic goldfield
Fault structure
5km

Figure 7.12 Distribution of gold values in the Vaal Reef, Klerksdorp Goldfield

8 QUANTITY AND QUALITY OF THE EXPLORATION DATA

8.1 SOUTHERN FREE STATE GOLDFIELD

A total of 98 diamond boreholes have been drilled since 1947 in the Prospecting Rights granted to Wits Gold. Most of this drilling was completed by AAC during the 1980's, when the reefs in this area were intersected at depths ranging between 500 metres below surface in the Robijn area to an extreme of 2600 metres below surface at Hakkies. The geology and mineral resources of this area were addressed in a regional review of the Southern Free State that was jointly undertaken by AAC and JCI. Many of the results of this study have been incorporated in this document.

In terms of the Wits Gold acquisition agreement with the Harmony JV, the Company has now taken ownership of the borehole core and historical records from 90 of these boreholes. For the purpose of this report, the geological and analytical results have been supplemented by published data obtained from an additional 200 boreholes from the surrounding mines. The borehole density in the Southern Free State Goldfield ranges between an average of one borehole per 249Ha in the Robijn Project, compared to the De Bron Project with one borehole per 71Ha. These drill densities are similar to the original exploration that was undertaken to define the nearby Joel, Beatrix and Oryx Mines. These deposits were evaluated by drilling one borehole per 60 to 70Ha, whereas at Harmony Gold Mine the density was lower with one borehole per 191Ha.

The borehole core for the holes drilled in Wits Gold's Southern Free State property is presently stored in the Welkom core yard, a purpose-built facility that that was originally constructed by AAC. This property has now been acquired by the Harmony JV as a result of their acquisition of Freegold and remains an orderly, well-designed core shed. This storage permitted easy access to all of the boreholes that were selected for review. During this review process, a number of checks were carried out to evaluate the accuracy of the original borehole logs, reef identification and sampling procedures. These were found to be consistent with the digital database. In the opinion of the Competent Person, the geological data meet the guidelines of the SAMREC Code. In addition, check measurements were undertaken on the relative densities of the principal reefs.

8.2 POTCHEFSTROOM GOLDFIELD

In this area, the historical drilling was undertaken by GFL and AAC during the period 1947 to 1990. The early drilling in this area prospected the shallower northern blocks, where the Carbon Leader occurs at depths of the order of 1,500 metres below surface. However, during the 1980's exploration was aimed at progressively deeper parts of the goldfield with a few selected boreholes being drilled to depths slightly in excess of 5,000 metres below surface. Wits Gold has now acquired the information relating to 95 boreholes (containing 177 reef intersections) from the region situated to the north of the town of Potchefstroom. Geological and assay information that are available in the public domain have also been compiled from a further 51 boreholes that were drilled mainly in the adjoining Carletonville Goldfield. The density of drilling in the exploration projects as defined by Wits Gold equates to one borehole per 350Ha as compared to the one borehole per 91Ha in the adjacent Carletonville Goldfield.

The boreholes relevant to Wits Gold's property are currently stored at GFL's Oberholzer Geological Centre in Carletonville and the Elandsrand exploration office (AAC) that now belongs to AGL. Both of these storage facilities were found to be world class. While undertaking site reviews check measurements of the rock densities were made for the principal reef units, in addition to assessments of the physical logging and sampling records for individual boreholes. No irregularities were observed.

8.3 KLERKSDORP GOLDFIELD

In the Klerksdorp Goldfield, only ten boreholes were drilled by Gencor in a total area of some 12,072Ha that has been granted to Wits Gold. However, this database is supplemented by geological and assay data from another 116 boreholes that have been published for the Vaal Reef in the Klerksdorp Goldfield and its environs. Within the Prospecting Rights, the drill density is equivalent to one borehole per 1,207Ha in contrast to the figure of one borehole per 341Ha in the Klerksdorp Goldfield.

Most of this drilling was undertaken from surface where boreholes attained depths of the order of 3,500 to 4,500 metres. However four underground boreholes were also drilled from the 3146 Prospect Haulage that was developed from the Strathmore Shaft at Buffelsfontein Mine. This exploration was carried out by Gencor, who managed the Buffelsfontein and Stilfontein Gold Mines between 1952 and 1991. Gencor subsequently disposed of these mines to DRDGold when it merged with GFL. The core from their drilling was inherited by GFL together with the Stilfontein core yard. This facility was not inspected as part of this review however, it is our understanding that the facility is in good order.

8.4 CORE SIZE IN DIAMOND DRILLING

In the Southern Free State Goldfield, most of the original boreholes drilled were BQ size. During subsequent deflection drilling in this area, the standard AAC procedure was for the Project Geologist to specify that drill runs over reef intersections were to be completed using a larger size TBW core barrel. This policy was designed to optimise the core recovery over the more important zones and to maximise the volume of sample. A similar principle was applied in the Potchefstroom and Klerksdorp Goldfields, for most of the drilling undertaken prior to about 1986. After 1986 most of the diamond drilling, undertaken by both AAC and GFL, employed CHD 76 mm equipment. This was done principally to facilitate drilling through the relatively unstable Transvaal Supergroup dolomites. This provided the additional option of reducing the borehole to B size should side wall stability problems occur.

8.5 DIAMOND DRILLING POLICIES

Most of the drilling undertaken in the Southern Free State and a large proportion of the exploration in the Potchefstroom Goldfield was managed by AAC, who applied their established company standards. Accordingly, the original borehole would be drilled until the lowermost target reef had been intersected, after which deflection drilling would be undertaken in order to obtain a minimum of three acceptable intersections of each recognised reef. The "reef acceptability" standards, as applied by AAC (and many of the other South African gold exploration companies) paid considerable attention to the physical core recovery within the reef zone and its acceptability for evaluation purposes.

Either a 150 metre or a 300 metre long deflection would be drilled following the criteria outlined below.

Original borehole:

- Once a recognised conglomerate reef had been intersected, a non-directional wedge would be inserted 5 metres above the target reef, and prior to drilling, the start and end depths of a reef run would be specified by the Project Geologist.
- On completion of this short deflection a second wedge would be inserted a further 5 metres above the first wedge to achieve a third reef intersection. This exercise would be repeated until a minimum of three acceptable recoveries of the reef had been obtained. This would constitute the original cluster.

Long deflection:

- On completion of the original boreholes, the Consulting Geologist would decide whether a long deflection was to be drilled. If so, this long deflection would be planned to maximise the separation between the long deflection and the original borehole. Typically this would be achieved by inserting at least six directional wedges positioned at close intervals.
- Once the target reef or reefs had been intersected, the analytical data from the long deflection would be treated statistically as a separate borehole, and therefore the procedure regarding drilling of short deflections would follow the same routine as that for the original borehole.

Most of this drilling was undertaken from surface where boreholes attained depths of the order of 3,500 to 4,500 metres. However four underground boreholes were also drilled from the 3146 Prospect Haulage that was developed from the Strathmore Shaft at Buffelsfontein Mine. This exploration was carried out by Gencor, who managed the Buffelsfontein and Stilfontein Gold Mines between 1952 and 1991. Gencor subsequently disposed of these mines to DRDGold when it merged with GFL. The core from their drilling was inherited by GFL together with the Stilfontein core yard. This facility was not inspected as part of this review however, it is our understanding that the facility is in good order.

8.4 CORE SIZE IN DIAMOND DRILLING

In the Southern Free State Goldfield, most of the original boreholes drilled were BQ size. During subsequent deflection drilling in this area, the standard AAC procedure was for the Project Geologist to specify that drill runs over reef intersections were to be completed using a larger size TBW core barrel. This policy was designed to optimise the core recovery over the more important zones and to maximise the volume of sample. A similar principle was applied in the Potchefstroom and Klerksdorp Goldfields, for most of the drilling undertaken prior to about 1986. After 1986 most of the diamond drilling, undertaken by both AAC and GFL, employed CHD 76 mm equipment. This was done principally to facilitate drilling through the relatively unstable Transvaal Supergroup dolomites. This provided the additional option of reducing the borehole to B size should side wall stability problems occur.

8.5 DIAMOND DRILLING POLICIES

Most of the drilling undertaken in the Southern Free State and a large proportion of the exploration in the Potchefstroom Goldfield was managed by AAC, who applied their established company standards. Accordingly, the original borehole would be drilled until the lowermost target reef had been intersected, after which deflection drilling would be undertaken in order to obtain a minimum of three acceptable intersections of each recognised reef. The "reef acceptability" standards, as applied by AAC (and many of the other South African gold exploration companies) paid considerable attention to the physical core recovery within the reef zone and its acceptability for evaluation purposes.

Either a 150 metre or a 300 metre long deflection would be drilled following the criteria outlined below.

Original borehole:

- Once a recognised conglomerate reef had been intersected, a non-directional wedge would be inserted 5 metres above the target reef, and prior to drilling, the start and end depths of a reef run would be specified by the Project Geologist.
- On completion of this short deflection a second wedge would be inserted a further 5 metres above the first wedge to achieve a third reef intersection. This exercise would be repeated until a minimum of three acceptable recoveries of the reef had been obtained. This would constitute the original cluster.

Long deflection:

- On completion of the original boreholes, the Consulting Geologist would decide whether a long deflection was to be drilled. If so, this long deflection would be planned to maximise the separation between the long deflection and the original borehole. Typically this would be achieved by inserting at least six directional wedges positioned at close intervals.
- Once the target reef or reefs had been intersected, the analytical data from the long deflection would be treated statistically as a separate borehole, and therefore the procedure regarding drilling of short deflections would follow the same routine as that for the original borehole.

This drilling of long deflections was generally not adopted in programmes managed either by GFL or Gencor, unless the original borehole intersected a fault that eliminated the target reef. Consequently, assay data for these boreholes would generally consist of the original cluster of deflections comprising at least three acceptable intersections.

8.6 SAMPLING PROCEDURES

The standard policy adopted by AAC in the sampling of all of the recognised reefs, including those in the Southern Free State and Potchefstroom Goldfields, was authorised, implemented and audited by AAC's Consulting Geologist. The general procedure was applied as follows:

1. The stratigraphy intersected in a borehole would be continuously monitored by the Project Geologist who would inform the drilling supervisor of the anticipated depth of the target reef or reefs. When the designated depths of individual reef zones were drilled, the 6 metre core barrel would be pulled out and left unopened by the drill crew.
2. On arrival at the drill site, the Project Geologist would open the core barrel and remove the core. The reef depths (top and bottom) would be marked, the core placed in new cardboard core boxes and removed from site by the Project Geologist. The core would then be transported to the regional exploration office.
3. The Exploration Manager would confirm the identification of the reef and recorded depths. The Project Geologist would complete a 1:10 scale detailed log of the reef intersection and prepare a sampling sheet. The core would be marked for sampling.
4. A midline would be drawn along the core, perpendicular to the dip as indicated by the basal contact of the reef. Samples would then be marked out to no less than 15 cm, and not more than 50 cm in length. The sample containing the basal contact of the reef would include 2 to 5 cm of footwall rock, and the sample containing the upper contact would include 2 to 5 cm of hanging wall rock.
5. At least two samples above and two samples below the reef would be included in a batch of samples.
6. Individual samples would be numbered from the base upwards to ensure that the two barren footwall samples would pass first through the laboratory analytical system.
7. The numbering system used would be unique to the exploration office concerned with no duplication of sample numbers.
8. The Project Geologist would transport the core to Head Office in Johannesburg. There the Consulting Geologist would examine it on arrival and the reef correlation would be verified, together with a preliminary evaluation on the acceptability of the intersection.
9. The Project Geologist would then split the core lengthwise along the dip line with a diamond saw. Sample numbers would be recorded on both halves of each sample.
10. The Consulting Geologist would again check the core and a representative half selected for analysis. The same half would be used throughout the length of the intersection. A final decision on the acceptability would be made, and signed for by the Consulting Geologist based on the following:
    - Geological Acceptance. No faulting, excessive veining or other geological disturbance of the reef evident.
    - Physical Recovery. No chips missing, carbon seams intact, core not shattered or ground.
11. The samples would be individually bagged by the Project Geologist and placed in sealed batches for transport by Head Office staff to AARL the analytical laboratory. The sampling sheets would be completed with the relevant batch numbers, sampling numbers and signatures and copies for both the exploration centre and Head Office.
12. A past Regional Exploration Manager for the Southern Free State and Potchefstroom Goldfields stated that three qualified personnel would check every grade summary

calculation and sign the sampling sheets. This process was verified in the borehole records that are stored in the Company's filing room.

Similar procedures were followed by GFL in the Potchefstroom Goldfield. In the early 1980's, the Project Geologist collected the reef from the drill site. Intersection depths were marked up and the core was taken to Head Office, where it was checked and cut. After the Group Geologist had commented on the core's acceptability, it was sent for assay to the Goldfields Laboratories. Only Head Office staff handled analytical results and subsequent calculations. The Project Geologist was not privy to any of this information. Towards the end of the 1980's, this procedure was amended so that core was taken to the Goldfields Geological Centre in Oberholzer. Here a specially trained core sampler was tasked with the marking, cutting and sampling procedures. The core was deemed acceptable/not acceptable by the Project Geologist and sent for analysis to the Goldfields Laboratories. Results were returned to Head Office, and made available to the Regional Office. The Group Geologist, Senior Geologist and Project Geologist verified all steps.

Although no documentation is available on the Gencor sampling policies, consultation with past employees of this company suggest that similar standards were maintained during the diamond drilling that was carried out in the Klerksdorp Goldfield. This is supported by a review of the available borehole files from this area that are currently in the possession of Wits Gold.

8.7 CALCULATION OF BOREHOLE AVERAGES

During drilling programmes, the standard objective of the Witwatersrand exploration companies was to obtain at least three acceptable intersections of a target reef or reefs. Once this had been achieved and the resultant core sampled and assayed for gold and uranium, these analytical data were sent either to the exploration centre or Head Office for the calculation of an average grade for that particular reef intersection. Initially this calculation involved the use of results only from acceptable intersections. The dip corrected thickness of each sample through the reef zone would then be multiplied by the grade to produce cm.g/t (gold) and cm.kg/t (uranium) values. These values were subsequently summed and divided by the cumulative thickness of the reef zone to produce an average gold and uranium grade for that reef zone.

Based on the thickness of the reef, a weighted mean was then calculated for all of the acceptable intersections. This mean value was then compared with the gold and uranium values obtained in the unacceptable intersections. If the results for these unacceptable reef cuts exceeded the average values of the acceptable intersections, then the data for that unacceptable intersection would be included in the calculation to obtain an average grade for a particular cluster of deflections.

8.8 RELIABILITY OF THE SAMPLING MASS

Petrographic studies of Witwatersrand reefs have indicated that the contained gold particles are generally considered to be fine-grained and disseminated through the matrix of auriferous conglomerates. Gold grain diameters are usually of the order of 10 to 20 microns and therefore are rarely visible to the naked eye, except in some intersections of carbon seams. Over a hundred years of exploration and mining of these Witwatersrand deposits has indicated that the sample sizes obtained from diamond drilling can be used as representative samples for evaluation purposes.

8.9 BOREHOLE LOGGING PROCEDURES

The recovered borehole cores in the Southern Free State, Potchefstroom and Klerksdorp Goldfields were routinely logged at 1:200 scale according to standard policies. Reef intersections were usually re-logged in more detail at a scale of 1:10. The standard logs for boreholes drilled in the Witwatersrand Basin would note the following:

- All lithological contacts, noting whether they were sharp, gradational or irregular.
- Individual rock types stating colour and sedimentological parameters, including sorting, packing, pebble composition, sedimentary structures.
- Geological features including faults, fabrics, veins, intrusive contacts, weathering, hydrothermal alteration and any other conspicuous characteristics.

- Quantitative estimates of the amount of pyrite mineralisation using the classes, Minor (<1%), Moderate (1 to 3%) or Abundant (>3%).
- Potentially important economic features such as the presence of carbon and its characteristics (flyspeck or seam), pyrite morphology and any indications of visible gold mineralisation.
- Mineralogical features, such as chlorite, sericite or pyrophyllite alteration.
- The dip of the bedding relative to the core axis.
- The orientation of any faults relative to the core axis.
- Quantitative assessments of any core losses including the possible cause of the loss such as faults, joints, overfilling of core barrel or dropped core.

In conclusion, the standard operating procedures in these areas were developed over a period of more than one hundred years of exploration and are therefore generally of a consistent high standard. Consequently, confidence can be placed in the reliability of the geological and analytical information derived from the exploration activities of the major gold companies in these areas to support the mineral resource estimation.

8.10 BOREHOLE SURVEY PROCEDURES

The collar co-ordinates and elevations of all surface diamond drillholes completed by AAC, GFL and Gencor were positioned by a qualified land surveyor, who frequently was contracted from an adjoining group mine. In the Southern Free State, Potchefstroom and Klerksdorp Goldfields these positions were usually supplied in Lo27 co-ordinates, although in some cases the early GFL boreholes were located in terms of local mine grids. The latter have subsequently been converted to their Lo27 equivalents.

Down-hole surveys were systematically undertaken by the three exploration companies. These surveys were usually recorded by the drilling contractor, mostly using a Sperry-Sun multi-shot instrument. The standard procedure was to survey the original borehole at 200 metre increments to avoid any unforeseen drift away from the vertical. If an unacceptable shift from the vertical was identified, directional wedges would be inserted in an attempt to overcome this tendency. On completion of the original borehole, the usual policy would be to survey the entire length of the drillhole below the casing at 48 metre intervals to accommodate a multiple of the length of the 6 metre drill rods. In addition, the survey of the bottom of all short deflections was generally a standard practice during the later drilling. Similar survey procedures applied to long deflections that during the early 1990's in the Potchefstroom Goldfield also made use of retractable directional wedges.

8.11 ASSAY DETERMINATION

Most of the samples from the boreholes in the Southern Free State and Potchefstroom Goldfields were assayed either at AARL or at the Goldfields Laboratories. According to the Chief Chemist from AARL, the analytical procedure for Witwatersrand samples did not change significantly between 1980 and 1999. Although the Goldfields Laboratories and AARL were not certified at that time, the assay procedure for borehole samples has not changed since that period.

Gold is determined by the fire assay fusion method that heats a mixture of the finely pulverised ore with a flux until the product reaches a fluid consistency. The object of this fusion is to convert the gangue of the ore into a slag, whilst the precious metals form a lead-gold-silver alloy. The gold and silver contents of the original sample are separated from the alloy by means of cupellation that oxidises the lead at 960 to 1,000°C in a furnace. The silver component is removed from the precious metal prill by digestion in nitric acid prior to weighing. The mass of the remaining gold prill is measured using an electronic mass balance (gravimetric method) or an AA (atomic absorption) or ICP (inductively coupled plasma optical emission spectroscopy) technique.

Illustrated in Table 8.1 below is an historic comparison of the quality control procedures for AARL and SGS Lakefield (previously the Goldfields Laboratories). It is noted that both laboratories have recently obtained ISO 17025 accreditation.

- Quantitative estimates of the amount of pyrite mineralisation using the classes, Minor (<1%), Moderate (1 to 3%) or Abundant (>3%).
- Potentially important economic features such as the presence of carbon and its characteristics (flyspeck or seam), pyrite morphology and any indications of visible gold mineralisation.
- Mineralogical features, such as chlorite, sericite or pyrophyllite alteration.
- The dip of the bedding relative to the core axis.
- The orientation of any faults relative to the core axis.
- Quantitative assessments of any core losses including the possible cause of the loss such as faults, joints, overfilling of core barrel or dropped core.

In conclusion, the standard operating procedures in these areas were developed over a period of more than one hundred years of exploration and are therefore generally of a consistent high standard. Consequently, confidence can be placed in the reliability of the geological and analytical information derived from the exploration activities of the major gold companies in these areas to support the mineral resource estimation.

8.10 BOREHOLE SURVEY PROCEDURES

The collar co-ordinates and elevations of all surface diamond drillholes completed by AAC, GFL and Gencor were positioned by a qualified land surveyor, who frequently was contracted from an adjoining group mine. In the Southern Free State, Potchefstroom and Klerksdorp Goldfields these positions were usually supplied in Lo27 co-ordinates, although in some cases the early GFL boreholes were located in terms of local mine grids. The latter have subsequently been converted to their Lo27 equivalents.

Down-hole surveys were systematically undertaken by the three exploration companies. These surveys were usually recorded by the drilling contractor, mostly using a Sperry-Sun multi-shot instrument. The standard procedure was to survey the original borehole at 200 metre increments to avoid any unforeseen drift away from the vertical. If an unacceptable shift from the vertical was identified, directional wedges would be inserted in an attempt to overcome this tendency. On completion of the original borehole, the usual policy would be to survey the entire length of the drillhole below the casing at 48 metre intervals to accommodate a multiple of the length of the 6 metre drill rods. In addition, the survey of the bottom of all short deflections was generally a standard practice during the later drilling. Similar survey procedures applied to long deflections that during the early 1990's in the Potchefstroom Goldfield also made use of retractable directional wedges.

8.11 ASSAY DETERMINATION

Most of the samples from the boreholes in the Southern Free State and Potchefstroom Goldfields were assayed either at AARL or at the Goldfields Laboratories. According to the Chief Chemist from AARL, the analytical procedure for Witwatersrand samples did not change significantly between 1980 and 1999. Although the Goldfields Laboratories and AARL were not certified at that time, the assay procedure for borehole samples has not changed since that period.

Gold is determined by the fire assay fusion method that heats a mixture of the finely pulverised ore with a flux until the product reaches a fluid consistency. The object of this fusion is to convert the gangue of the ore into a slag, whilst the precious metals form a lead-gold-silver alloy. The gold and silver contents of the original sample are separated from the alloy by means of cupellation that oxidises the lead at 960 to 1,000°C in a furnace. The silver component is removed from the precious metal prill by digestion in nitric acid prior to weighing. The mass of the remaining gold prill is measured using an electronic mass balance (gravimetric method) or an AA (atomic absorption) or ICP (inductively coupled plasma optical emission spectroscopy) technique.

Illustrated in Table 8.1 below is an historic comparison of the quality control procedures for AARL and SGS Lakefield (previously the Goldfields Laboratories). It is noted that both laboratories have recently obtained ISO 17025 accreditation.

Dr Kable of SGS Lakefield stated that a Phillips XRF spectrometer was used to analyse samples submitted by GFL over the period that most of the drilling was undertaken in the Potchefstroom Goldfield using uranium standards supplied by Mintek. Similarly, most of the analyses reported by AAC in the Southern Free State and Potchefstroom areas were obtained using a similar technique. It was only towards the end of the drilling programme in the Potchefstroom area, that AARL replaced the standard XRF method with an Aztec Analyser.

Table 8.1 Comparison of laboratory quality control procedures

Procedure	SGS Lakefield (Ex Goldfields Laboratories)	AARL
Barren silica sand waste through pulveriser	Each batch	Each batch
Round Robins	Monthly	Quarterly
Repeat assays	20%	10-20 %
Check assays	Dependent on gold grade	10%
Standards	4%	3.5%
Blanks	1 every 20	1 every 30
AAS Calibration	Each batch	Each batch
Borehole Core	2 x 50g (AA)	2 x 50 g(AA or ICP)

The X-ray fluorescence (XRF) technique has been successfully applied in the South African mining industry for over fifty years. In this method, primary X-rays from an isolated X-ray tube are directed towards a dried sample of the uranium solution. This results in the fluorescence of characteristic X-rays that are analysed by a single crystal spectrometer. At a particular angle the crystal diffracts the characteristic wavelength of the uranium X-ray fluorescence line, the intensity of which is measured by a Geiger-Mueller counter with standard scaling circuits. Once the instrument has been calibrated using a standard concentration of uranium, the uranium grade of the sample can be determined relative to the amount of uranium in the standard.

The assay procedures adopted by Goldfields Laboratories were the same as those employed by AARL. These consisted of fire assay for gold, XRF analysis for uranium, and occasional multi-element scans. Reef sections were assayed as Priority A, and all samples were assayed twice with an average grade calculated for the two assays. Hangingwall, footwall and other non-reef samples were assayed only once, with every fifth sample assayed twice as a cross check. All priority B samples greater than 5g/t Au were re-analysed.

Although no independent audit of the assay data has been undertaken by Wits Gold, in view of the integrity of data collection and quality control adopted by the major gold companies that provided the data, it is in Snowden's opinion, likely that the reported gold and uranium assay results are reliable.

8.12 BOREHOLE DATABASE

The digital database used for geological mapping and the resource estimation were compiled by Wits Gold from a variety of hard copy reports and borehole files that were acquired from the major gold companies. Where possible this information was supplemented by analytical results obtained from a wide range of other sources including company and published reports. This type of information was available particularly from the mines within the goldfields adjoining the Wits Gold Prospecting Rights.

A joint report by AAC and JCI on the geology of the Southern Free State Goldfield region formed an important primary source of information. With respect to the boreholes drilled in the Prospecting Rights granted to Wits Gold, random checks have been undertaken against the borehole files. In addition, the structural interpretation for the area south of the Sand River provided a useful overview of the disposition of the prospective reefs that occur in this region.

In the Potchefstroom and Klerksdorp Goldfields, the digital data were compiled partly from the borehole files. However, a copy of the original database compiled by AAC for the Potchefstroom area was also supplied in digital form.

These databases have been audited by Camden Geoserve with reference to the original data presented in the files that are now in the possession of Wits Gold.

8.13 STRATIGRAPHIC INTERPRETATION

In the Southern Free State Goldfield, there is general consensus on the stratigraphic sequence and the related nomenclature, based mainly on the results of the Kimberley Reef Working Group. This group, representing some one hundred and twenty geologists employed by the Witwatersrand mines and exploration offices, was a joint project undertaken by the major mining companies between 1994 and 1997.

In the Potchefstroom Goldfield and the area adjacent to the Klerksdorp Goldfield, Wits Gold acquired a complete set of exploration reports from AAC and GFL. Using this information, as well as the borehole core, the Company commissioned consultants to prepare geological reviews of these areas. The detailed stratigraphy in the Potchefstroom Goldfield area is generally less well documented than elsewhere in the Basin. This is partly due to the competitive nature and secrecy relating to previous exploration in this area, as well as the unusual thickness of the Bird Reefs relative to this unit in other goldfields. An independent consultant, D.J. Muntingh, has addressed these correlation concerns, so that for the first time the Bird Reefs in this area can now be consistently subdivided into distinct lithological units including the Vaal Reef and the Cobble Reef. The stratigraphy of the Main Conglomerate Formation together with the constituent reefs is very similar to the sequence recognised in the Carletonville Goldfield.

8.14 STRUCTURAL INTERPRETATION

The regional geology of the Southern Free State Goldfield, including the distribution of the major faults is well understood due to the extent of mining operations within this area. There are some structural complications along the western margin of the Witwatersrand Basin, however information from mining, seismic sections and boreholes indicate that the structural geology cannot be construed as a potential fatal flaw. Further north, the structural interpretation for the region extending between the Potchefstroom and Klerksdorp Goldfields indicates that the main fault losses are related to the northeasterly-striking Jersey Fault System. The individual fault splays are difficult to position due to limited borehole information and the poor definition of seismic reflectors.

9 MINERAL RESOURCES

The total resource as at September 2005 within the Southern Free State, Potchefstroom and Klerksdorp Goldfields is reported at a 300 cm.g/t gold cut-off for narrow reefs and 600 cm.g/t gold cut-off for the wider Cobble Reef to a maximum depth of 5,000 metres below surface. The resource has been classified in Table 9.1.according to the SAMREC Code.

Table 9.1 Wits Gold estimated gold and uranium mineral resource

Classification	Indicated			Inferred			Total				
Area	Mt	Au (g/t)	U_3O_8 (kg/t)	Mt	Au (g/t)	U_3O_8 (kg/t)	Mt	Au (g/t)	U_3O_8 (kg/t)	Au Moz	U_3O_8 Mlb
Southern Free State	23.3	5.2	0.327	239.5	5.1	0.224	262.8	5.1	0.233	43.5	134.7
Potchefstroom				276.7	7.3	-	276.7	7.3	-	65.2	-
Klerksdorp				74.1	14	-	74.1	14	-	33.3	-
Total	**23.3**	**5.2**		**590.3**	**7.2**		**613.6**	**7.2**		**142.0**	**134.7**

The reason for the selection of the threshold values is to assess the global size and grade of the resource that may have reasonable and realistic prospects of eventual economic extraction and also in order to prioritise future exploration. Furthermore, the cut-off values are comparable with those applied by other Witwatersrand mining and exploration companies for narrow reef mining such as DRDGold (200 cm.g/t), Afrikander Lease (242 cm.g/t), Harmony Gold (250 cm.g/t) and Great Basin Gold (350 cm.g/t). Wider reefs such as at South Deep have to be evaluated according to mining method and economic cut-offs are likely to range upwards from 2 g/t over 3 metres (600 cm.g/t).

Since the available drillholes are widely spaced (about 1 km spacing in the Potchefstroom and Klerksdorp Goldfields and 500 metres apart in the Southern Free State Goldfield), a global simple kriging approach was adopted as the preferred methodology.

It is acknowledged that more data will be required in order to improve the confidence in local resource estimates. Current studies suggest an optimal drill spacing of about 250 metres x 250 metres will be required in order to convert Inferred Resources to the Indicated category. In practice this spacing is only likely to be achieved during underground development. It is therefore probable that additional surface holes would be drilled with deflections, geozone characteristics would be updated and a Bayesian approach could then be used to evaluate the resource. This procedure was applied in the early evaluation of the Target project using "in-depth knowledge of the value distribution and sound geological understanding of deposits within a similar sedimentological environment on a nearby property" (Camisani-Calzolari, 1996).

The resource cut-off grade has been selected mainly on historical precedent accepted by the South African mining and investment communities. No assumption of metallurgical recovery is incorporated in the resource estimation procedure but it is observed that most of the principal reefs discussed in this report are currently mined in adjacent areas where the standard recovery is 95%.

9.1 SENSITIVITY ANALYSIS

The authors have tested the sensitivity of the resource to grade estimation in the case of three reefs in the Southern Free State where uncertainties in the geological model and/or the excess influence of boreholes outside the limits of the resource could have had an overoptimistic effect on the average grade. The selective (change of support) gold grades for these reefs have been discounted back to the mean grade of the domain. Table 9.2 and Table 9.3 show these very conservative discounted grades. The impact of the discounts on the grade of the total Southern Free State resource is a 20% reduction, which is well within the confidence limits commonly associated with Inferred Resources and as such the undiscounted Southern Free State resource is accepted as classified.

Table 9.2 Discounted reef grades

Reef	Tonnes Mt	Reef Au (g/t)	Discounted reef Au (g/t)	Comments
Kalkoenkrans (BPM)	31.0	10.5	6.6	Discount gold grade to zone average due to poor constraint of geological model and uncertainty as to continuity of grade. Insufficient information to confirm strong footwall controls as indicated at Beatrix 4 shaft
Aandenk Channel	8.9	10.8	5.0	Discount gold grade to zone average due to excess influence from surrounding areas
Intermediate Reef	9.7	7.5	3.0	Discount gold grade to zone average due to excess influence of high grades on the margins of the reef zone

Table 9.3 Impact of discounted reef grades

Region	Tonnes Mt	Au g/t
Total Southern Free State resource	262.8	5.1
Total Southern Free State resource with discounted grade	262.8	4.4
Grade differential		**-20%**

9.2 INPUT DATA

The normal data validation checks including spatial verification, consistency of stratigraphic correlation and weighted averages of analytical data were completed to verify the borehole data. Geologically coded reef intersections were used as the input for resource estimation.

In the case of the Cobble Reef and the Vaal Reef, top and bottom 'best' cuts were rationalised to ensure that they respected the upper and lower contacts of the geological horizon with a minimum width of 1 metre.

The locations of samples from short deflections that were not surveyed downhole, were manually adjusted assuming a deflection angle of 1.5 degrees. Original boreholes and deflections were declustered as a single weighted value for each borehole. The weighted average of valid intersections was used to derive a mean borehole intersection grade and width for each reef. Clusters of drillhole intersections were similar, giving confidence in the small scale continuity of the reefs.

Where sufficient close spaced data exists, zones were assigned a local mean based on the enclosed data. There are usually at least six drillholes used to define a zonal mean.

9.3 STATISTICS AND GEOSTATISTICS

Gold grade distributions are skewed and tend towards lognormal populations. There is often a relationship between grade and width, where the higher grades are located in areas of thinner reef.

Domains based on facies changes and zones within domains were assessed statistically and, where possible, variograms were run to determine spatial continuity. On the whole, the drillhole spacing is too wide for well developed directional or even omnidirectional variograms. Geological experience and geostatistical expertise was used to establish variogram parameters to use for grade estimation.

Inevitably these variograms represent ranges of continuity commensurate with the grid spacing and cannot be considered to be truly representative of the underlying mineralisation. Additional production data would be very useful in terms of determining local scale variography. However, it is considered adequate to use approximations at the current level of study.

9.4 GEOLOGICAL MODELLING

Each reef was modelled in two dimensions using regular panels of 500 metres x 500 metres. These blocks were constrained by the geological interpretation, major faults and dykes and limited to a 5,000 metre depth in the Potchefstroom and Klerksdorp Goldfields and a 2,500 metre depth in the Southern Free State.

9.5 GRADE ESTIMATION

Boundaries between domains are extruded out to include the first drillhole beyond the boundary and this extended data set is used to estimate the blocks within the original domain boundary. This avoids the development of grade artefacts by making the boundaries 'fuzzy".

Gold and uranium grade accumulation and channel widths were estimated using a range of interpolation techniques (simple kriging, ordinary kriging and inverse distance squared weighting). Due to the widely spaced and often irregular grid and the skewness of the input data, these techniques can result in a wide range of results. The technique considered most robust and widely used under these circumstances is simple kriging. Instead of extrapolating a range of values, the output from simple kriging tends towards the zonal mean in areas of sparse data. Both the grade accumulation and channel width were estimated using the same local areas and search ellipse to avoid incurring local anomalies in the back calculated block grade.

Detailed checks were completed to validate kriging outputs including comparisons between input data and the corresponding kriged estimates as well as kriging efficiency checks.

9.6 CHANGE OF SUPPORT FOR SELECTIVE MINING UNITS

During the early stage of a project, data are invariably only available on a relatively widely spaced grid. This grid is much larger than the ultimate block size of a selective mining unit (SMU) and kriging estimates are smoothed due to the sparse information with respect to the size of such. Any mine plan or cash flow calculation made on the basis of the smoothed kriged estimates will misrepresent the economic value of the project,, i.e., the average grade above cut-off will be underestimated and the tonnage overestimated. Some form of adjustment of the raw estimate is therefore required to reflect a more realistic tonnage grade estimate to represent the likely selectivity that will be possible when future close spaced drilling is available prior to mining. This adjustment is known as a change of support and has a sound theoretical basis in geostatistics (Isaaks and Srivastava, 1989) and is commonly used to make estimates of future recoverable resources for resouce categories which have insufficient drilling for direct estimation of small blocks. The estimates reported for all resources have been adjusted in this manner and are considered acceptable for the levels of confidence required for classification of Inferred Resources under SAMREC guidelines.

Using the limited data available, preliminary post-processing has taken into account experience based on mining in the surrounding areas that shows that a selective mining unit (SMU) of 20 metres by 30 metres should be used with an expected future underground sampling configuration on a 5 metre x 20 metre grid for the channelised reefs in the Southern Free State or 20 metre x 20 metre for the tabular reefs in the Potchefstroom and Klerksdorp areas.

In order to predict the likely production proportion and accumulation above a 300 cm.g/t cut-off for 20 metre x 30 metre selective mining units within each 500 metre panel, a change of support was applied to the accumulation values. The change of support was based on the dispersion variance of the selective mining units within the panels and an information effect which allows for the grade control drilling pattern.

The information effect was determined by creating a 20 metre x 30 metre block model and using the grade control pattern to estimate the kriging variance per block. The information effect is the kriging variance of the 20 metre x 30 metre blocks.

Within the parent blocks of 500 metres by 500 metres by 1 metre (panels), the accumulation distribution for SMUs has been estimated for various cut-offs using the indirect lognormal post-processing technique for the change of support from panels to SMUs (Assibey-Bonsu and Krige, 1999). This technique for post-processing uses the observed lognormal distribution of the underlying gold values in the project area.

Grade tonnage curves were calculated for the SMUs within panels for a range of cut-off values, namely 200, 300, 400, 600, 800 and 1,000 cm.g/t.

The accumulation above cut-off was divided by the average panel channel width to derive a back calculated grade.

9.7 RELATIVE DENSITY

Relative density measurements taken by Camden Geoserve in the Southern Free State and Potchefstroom Goldfields are summarised in Table 9.4.

Table 9.4 Summary of density measurements

Density Measurements in the Southern Free State Goldfield				
Reef	n	Max	Min	Average
VS 5	79	3.28	2.24	2.72
Intermediate	1	2.74	2.74	2.74
BPM	5	2.78	2.67	2.69
B Reef	21	2.98	2.21	2.70
Leader	51	2.86	2.25	2.69

Density measurements in the Potchefstroom Goldfield				
Reef	n	Max	Min	Average
Vaal	4	2.79	2.75	2.77
Cobble	10	2.74	2.71	2.73
Footwall Cobble	7	2.79	2.69	2.73
Footwall Qtz	1	2.71	2.71	2.71

Based on the above sample of relative density measurements the generally accepted assumption of applying a density of 2.7 t/m^3 for all reef types is realistic.

9.8 TONNAGE FACTORS

Tonnage estimates were derived assuming the density value, true reef thickness and incline square area correction using an appropriate dip. The dips were digitally derived from the structural plans using regional dips that vary between 6 and 10 degrees over most of the Southern Free State, except at the Robijn Project, where the strata are more steeply inclined at an average of 30 degrees. Over most of the Potchefstroom Goldfield, the dips range between 11 and 14 degrees, whereas in the Klerksdorp region an average of 20 degrees has been applied.

Structural models were developed by Wits Gold for the Southern Free State, Potchefstroom and Klerksdorp areas and these have been used either to exclude or to discount for the large scale faulting in the area. Further minor geological fault losses were assumed at 4% in the Southern Free State and 10% in the Potchefstroom and Klerksdorp Goldfields. Additional discounts have also been applied to allow for sedimentological losses (e.g. washouts, topographic paleo-highs) and major faults not accounted for in the structural model.

This has resulted in total geological losses of 15% to 20% being applied in the Southern Free State whereas in the Potchefstroom area the discount factor ranges from 15% to 40%. A factor of 40% was used in the Klerksdorp area. This reflects the higher intensity of Platberg age faults in these latter two areas.

9.9 RESOURCE CLASSIFICATION

The mineral resource classification is a function of the confidence of the whole process from drilling, sampling, geological understanding and geostatistical relationships. The following aspects or parameters were considered for resource classification:

- Sampling – QA/QC
  - Measured: high confidence, no problem areas
  - Indicated: high confidence, some problem areas with low risk
  - Inferred: some aspects might be of medium to high risk
- Geological Confidence
  - Measured: High confidence in the understanding of geological relationships, continuity of geological trends and sufficient data.
  - Indicated: Good understanding of geological relationships
  - Inferred: geological continuity not established
- Number of samples used to estimate a specific block
  - Measured: at least 4 boreholes within variogram range and minimum of twenty 1m composited samples.
  - Indicated: at least 3 boreholes within variogram range and a minimum of twelve 1m composite samples
  - Inferred: less than 3 boreholes within the variogram range
- Kriged variance
  - This is a relative parameter and is only an indicator and used in conjunction with the other parameters to show confidence in the kriging estimate.
- Distance to sample (variogram range)
  - Measured: at least within 60% of variogram range
  - Indicated: within variogram range
  - Inferred: further than variogram range
- Lower Confidence Limit (blocks)
  - Measured: < 20% from mean (80% confidence)
  - Indicated: 20% to 40% from mean (80% – 60% confidence)
  - Inferred: more than 40% (less than 60% confidence)
- Kriging Efficiency
  - Measured: > 40%
  - Indicated: 20 – 40%
  - Inferred: <20%
- Deviation from lower 90% confidence limit (data distribution within resource area considered for classification)
  - <10% deviation from mean – measured resource
  - 10 to 20% indicated resource
  - >20 inferred resource

9.10 URANIUM AS A SECONDARY BY-PRODUCT

In the Southern Free State Goldfield, the Company has been granted Prospecting Rights to uranium in addition to gold. Accordingly, block models were developed for U_3O_8 in this area and the correlation between the block gold grade and the block uranium grade was examined. Where the correlation exceeded 0.6, the relationship between gold and uranium was used to predict a uranium grade for the gold resource quoted above the gold cut-off grade. Otherwise, the average uranium grade at zero cut-off was assigned to the tonnage above the gold cut-off. No uranium data were available for the VCR.

9.11 SOUTHERN FREE STATE GOLDFIELD

9.11.1 Resource estimate

An in-situ mineral resource evaluation within the Wits Gold Prospecting Rights was based on all available borehole data within these areas as well as additional borehole results from adjacent areas where possible (Figure 2.1).

In the Southern Free State Goldfield, eight Witwatersrand reefs have been intersected, including the Intermediate Reef, the Leader and Upper Leader, the "B" Reef, the Kalkoenkrans Reef (BPM), the Aandenk Reef, conglomerates within the Aandenk channels and the VS5 or Beatrix Reef. Each reef was evaluated using all available data but the resource estimate is restricted to the limits of the area covered by the Prospecting Rights granted to the Company. These Prospecting Rights are surrounded by current mining of some of these reefs, with the Leader, Kalkoenkrans and VS5/Beatrix Reefs constituting the higher grade reefs. Each of these reefs has different grade distributions and different sub-crop patterns.

A total of 294 boreholes were available for the evaluation with an average drill spacing of 500 metres x 500 metres. A total of 98 diamond boreholes have been drilled in Wits Gold's Southern Free State Prospecting Rights. The resulting core as well as stratigraphic and assay information of varying degrees of completeness are available from 90 boreholes (177,979 metres, 2,213 reef intersections). No information is available on the analytical procedures maintained by Selection Trust, Rand Mines, Gencor and JCI, all of whom operated gold mines in the Southern Free State Goldfield. Consequently assay information has been used as available.

The Southern Free State resource is classified predominantly as Inferred according to the SAMREC Code and is reported by reef within projects at a gold cut-off of 300 cm.g/t in Table 9.5.

9.11.2 Database validation

The reliability of the Wits Gold mineral resources is dependent upon technical documentation, including borehole logs, plans and interpretations of the geology. These were provided mainly by the major mining companies that undertook the original exploration in the Southern Free State Goldfield. The geological and analytical data that were used to compile the resource estimates were originally collected by AAC applying their internal standards.

9.11.3 Minimum mining width assumptions

The resources have not been diluted for mining and represent in-situ channel widths.

9.11.4 Geological interpretation

The extent of the geological model for the reefs in this area is based on well documented historical interpretations of the stratigraphy, sedimentology and structure of the gold mines and exploration areas in the Southern Free State Goldfield. It is noted that most of the reefs are characterised by mixed channel width populations suggesting that in future there will be merit in separating thinner reef from thicker reef areas in the form of geozones. However, the gold grade (g/t) and gold content (cm.g/t) profiles show expected lognormal distributions without outliers or anomalous values.

Table 9.5 Southern Free State Goldfield estimated mineral resource

Southern Free State	Project	Hakkies			Bloemhoek			De Bron			Robijn			Total			Contained Metal	
Classification	**Reef**	**Mt**	**Au (g/t)**	**U_3O_8 (kg/t)**	**Mt**	**Au (g/t)**	**U_3O_8 (kg/t)**	**Mt**	**Au (g/t)**	**U_3O_8 (kg/t)**	**Mt**	**Au (g/t)**	**U_3O_8 (kg/t)**	**Mt**	**Au (g/t)**	**U_3O_8 (kg/t)**	**Au Moz**	**U_3O_8 Mlb**
Inferred	VS5	15.0	1.9	0.122	23.6	2.00	0.206	7.2	2.2	0.075	11.2	3.6	0.150	57.0	2.3	0.156	4.2	19.6
	Aandenk	10.7	3.2	0.099	10.6	3.30	0.109	1.6	3.4	0.131	0.0	0.0	0.000	22.9	3.3	0.106	2.4	5.3
	BPM (Kalkoenkrans)	17.1	10.5	0.248	7.3	11.31	0.193	4.4	9.1	0.284	0.0	0.0	0.000	28.8	10.5	0.240	9.7	15.2
	Aandenk Channel	0.0	0.0	0.000	8.9	10.80	0.219	0.0	0.0	0.000	0.0	0.0	0.000	8.9	10.8	0.219	3.1	4.3
	B Reef	11.7	5.3	0.069	1.3	5.10	0.101	6.4	4.6	0.091	0.0	0.0	0.000	19.4	5.1	0.078	3.2	3.3
	Leader Upper	12.9	5.1	0.258	14.4	5.20	0.576	2.4	5.1	0.122	0.0	0.0	0.000	29.7	5.1	0.401	4.9	26.2
	Leader	34.7	4.5	0.325	18.9	4.90	0.320	0.0	0.0	0.000	9.5	5.6	0.186	63.1	4.8	0.303	9.7	42.0
	Intermediate Reef	9.7	7.5	0.095			0.000	0.0	0.0	0.000	0.0	0.0	0.000	9.7	7.5	0.095	2.3	2.0
Total Inferred		111.8	5.4	0.210	85.0	5.1	0.281	22.0	4.7	0.131	20.7	4.5	0.167	239.5	5.1	0.224	39.6	118.0
Indicated	Leader	0.0	0.0	0.000	15.3	5.4	0.3	8.0	4.8	0.339	0.0	0.0	0.000	23.3	5.2	0.327	3.9	16.7
Total Indicated	Leader	0.0	0.0	0.000	15.3	5.4	0.320	8.0	4.8	0.339	0.0	0.0	0.000	23.3	5.2	0.327	3.9	16.7
Total Inferred + Indicated	**Total**	**111.8**	**5.4**	**0.210**	**100.3**	**5.2**	**0.287**	**30.0**	**4.7**	**0.186**	**20.7**	**4.5**	**0.167**	**262.8**	**5.1**	**0.233**	**43.5**	**134.7**

9.11.5 Grade/thickness statistics

Table 9.6 shows the number of borehole intersections and the average grade and thickness for each reef.

Table 9.6 Southern Free State summary statistics for grade and thickness by reef

Reef	Number	Grade Au g/t	Thickness m
VS5/Beatrix	174	2.4	1.9
Leader	98	5.0	1.1
Leader Upper	61	2.3	1.2
Aandenk	49	3.2	1.1
Aandenk Channel	23	5.0	1.0
Kalkoenkrans (BPM)	74	7.5	0.9
B Reef	44	2.8	1.2
Beatrix	45	8.9	0.7
Intermediate	46	2.6	1.0

No top cuts have been applied to the grades prior to estimation. This is considered acceptable for most of the populations examined. Only the Aandenk, Kalkoenkrans and Intermediate Reefs have what is considered a high relative variability, where the coefficient of variation (standard deviation / mean) exceeds 1.5. It is possible that the estimates for these reefs could have been affected by outliers and may be overoptimistic. The highest relative variability is displayed by the Kalkoenkrans Reef. The use of SK rather than OK, however, limits the risk of local overestimation due to outliers.

9.11.6 Continuity of mineralisation

Variogram ranges show that the spatial continuity for gold content (cm.g/t) varies between 360 metres and 800 metres laterally, whereas for channel width the range varies between 450 metres and 1,300 metres. The ranges are probably a function of the wide borehole spacing and would be expected to be shorter once more closely spaced data are available for assessment. The nugget effect is on average 20% of the sill or population variance, which is expected for these types of reefs.

9.11.7 Estimation parameters

The simple kriging process uses either a local or global mean as a weighting factor in the kriging process. Blocks of 1,500 metres x 1,500 metres were selected to calculate local mean values for the respective reefs. A minimum of 4 samples were required for a 1,500 metre x 1,500 metre block to be assigned a local mean value otherwise a reef global mean was assigned. The majority of the blocks used a global domain mean in the SK process with only a few blocks using a local mean where there was enough data support.

The full reef composite values (gold content (cm.g/t) and channel width (cm)) have been interpolated into a 2D block model. Both simple kriging (SK) and ordinary kriging (OK) techniques have been used. The SK estimates have been used for reporting purpose as it has been shown that the SK technique is more efficient when limited data are available for the estimation process.

The gold concentration (g/t) was calculated from the interpolated kriging gold content (cm.g/t) and channel width (cm) values. Detailed checks were done to validate kriging outputs including input data and kriged estimates checks, efficiency checks etc.

The following parameters were used in the estimation process:

- Declustered borehole data (original and deflections) – gold content (cm.g/t) and channel width (cm).
- 500 metres x 500 metres x 1 metres block size
- discretisation 5 x 5 x 1 for each 500 metres x 500 metres x 1 metres block
- first search volume
  - 1,200 metres in X direction and 1,200 metres in Y direction.
  - Minimum number of samples 2
  - Maximum number of samples 40
- second search volume
  - 1.5 x first search volume
  - minimum number of samples 2
  - maximum number of samples 40
- third search volume
  - 3 x first search volume
  - minimum number of samples 1
  - maximum number of samples 20
- interpolation methods – simple kriging and ordinary kriging
- local and domain global mean values used in the simple kriging process
- change of support using indirect lognormal technique

9.11.8 Resource classification

The borehole spacing is typically 800 to 900 metres apart, but it can be considerably wider in places. The Inferred category delineates areas with only global data support that will have to be drilled to confirm the local reef and associated domain relationships.

Only the Leader has specific areas that are classified as an Indicated Mineral Resource on the basis of closer spaced drilling, allowing sufficient confidence with respect to the resource classification parameters examined.

9.12 POTCHEFSTROOM GOLDFIELD

9.12.1 Resource estimate

An in-situ mineral resource evaluation within the Company's Prospecting Rights was based on all available surface borehole data in these areas (Figure 2.1). The resource estimate for the Potchefstroom Goldfield includes the Cobble Reef, the Vaal Reef, the Middelvlei Reef, the Carbon Leader and the North Leader as well as the VCR at Deelkraal South. In all cases the resource is situated at depths of less than 5,000 metres below surface. The resource is classified according to the SAMREC Code and reported in Table 9.7 by reef within projects at a gold cut-off of 300 cm.g/t for the narrow reefs and 600 cm.g/t for the Cobble Reef which is equivalent to a 2 g/t cut-off, given that the best bottom cut is, on average, 3 metres thick.

A total of 146 boreholes were available for the evaluation with a drill spacing of about 1,000 metres x 1,000 metres on average. Ninety five of these diamond boreholes have been drilled in the Company's Prospecting Rights containing 177 reef intersections.

Table 9.7 Potchefstroom Goldfield estimated mineral resource

Potchefstroom	Project	Kleinfontein			Kleinfontein Deeps			Potch Deeps			Deelkraal			Boskop			Total			Contained Metal	
Classification	Reef	Mt	Au (g/t)	U_3O_8 (kg/t)	Mt	Au (g/t)	U_3O_8 (kg/t)	Mt	Au (g/t)	U_3O_8 (kg/t)	Mt	Au (g/t)	U_3O_8 (kg/t)	Mt	Au (g/t)	U_3O_8 (kg/t)	Mt	Au (g/t)	U_3O_8 (kg/t)	Au Moz	U_3O_8 Mlb
Inferred	VCR			-			-			-	20.5	14.6	-			-	20.5	14.6	-	9.6	-
	Vaal	0.04	2.1	-	0.2	2.4	-	18.7	9.8	-			-			-	18.9	9.7	-	5.9	-
	Cobble	0.3	4.3	-	7.5	4.6	-	98.3	4.7	-			-			-	106.1	4.7	-	16.0	-
	Middlevlei	23.2	5.2	-	5.5	4.7	-	3.8	5.5	-			-	6.6	5.2	-	39.0	5.2	-	6.5	-
	Carbon Leader	19.6	7.3	-	8.5	6.2	-	14.5	16.1	-			-	12.7	15.8	-	55.2	11.4	-	20.1	-
	North Leader	4.1	5.2	-	13.3	4.7	-	9.6	8.5	-			-	9.9	5.4	-	36.9	5.9	-	7.0	-
Total Inferred	**Total**	**47.2**	**6.1**	-	**34.9**	**5.0**	-	**144.8**	**6.8**	-	**20.5**	**14.6**	-	**29.3**	**9.8**	-	**276.7**	**7.3**	-	**65.2**	-

9.12.2 Database validation

The AGL and GFL data sets are paper based and reflected a wide array of formats, styles and terminologies. These have been rationalised into a single database with a consistent interpretation and compatible terminology throughout. A digital database of the gold and uranium assay results was compiled for the VCR, Vaal Reef, Cobble Reef, Middlevlei Reef, Carbon Leader and the North Leader.

Some data problems were noted in the form of gaps in the sampling. In some places, this had the effect of smearing the gold distribution over a thicker channel and hence decreasing the average grade in some boreholes. Under these circumstances, it is likely that the Cobble Reef estimate is likely to be conservative. This was noted even in some high grade intersections of the discovery borehole. Normally this would have been an unacceptable intersection but the grade of the mineralisation is consistent within the different deflections of the borehole and its exclusion would be highly detrimental to the resource on the Vaal Reef. Therefore it is also suggested that the Vaal Reef estimate is also likely to be conservative.

9.12.3 Minimum mining width assumptions

The VCR at Deelkraal South was reported as undiluted resources using a realistic stoping width of 126 cm so as to compare with a previous evaluation of the reef in this area.

9.12.4 Geological interpretation

D.J. Muntingh reviewed the stratigraphy, sedimentology and structure of the Bird, Livingstone and Main Conglomerate Formations in the Potchefstroom Goldfield. This interpretation was completed after re-logging and consolidating the entire exploration dataset acquired by AGL and GFL in this area that was integrated with the adjacent mining areas where possible. Broad geozones were mapped with the delineation of discrete geological populations that have been used as domains in the geostatistical evaluation and interpolation process.

Sedimentological modelling of the Vaal Reef and Cobble Reef zones successfully related lithofacies and the associated gold and uranium mineralisation to the presence and degree of erosion on the unconformities at the base of each reef zone. The most likely potential horizons for eventual economic extraction within these reef zones have been modelled using a best bottom cut, from the base of the zone upwards.

The Cobble Reef zone comprises an erratic upper unit and more consistent basal unit separated by a barren quartzite unit. Where the total package is less than three metres thick, the entire package is included in the resource model. However, where the package is over three metres thick, the resource model includes only the optimum basal cut, excluding the waste parting.

Four geozones were delineated in the Vaal Reef based on lithofacies variations and on the nature of the Vaal Reef unconformity. Five geozones have been delineated within the Cobble Reef to reflect northeast to southwest changes from an aggradational to a degradational fluvial system.

The Main stratigraphic package extends from the mines of the Carletonville Goldfield across the entire northern sector of the Potchefstroom Goldfield. On the basis of sedimentological parameters, two potential Middelvlei Reef "pay" channels have been identified. The Carbon Leader comprises a northerly Sandy Facies and a southerly Multiple Conglomerate Facies. A well-developed conglomerate facies of the North Leader in the southern part of the area has moderate potential as a supplementary reef.

Wits Gold prepared structural maps displaying structure contours and the principal areas of fault loss due to anastomosing normal faults for the Cobble and Carbon Leader. These models have been used to develop fault polygons within which reef tonnages have been depleted. In addition to the tonnage discount applied for these large faults, a further 10% discount has been applied for sedimentological irregularities and minor faulting.

9.12.5 Grade/thickness statistics

Due to the thickness of the Bird Reefs in the Potchefstroom area, three possible mining cuts were investigated in order to investigate the optimal width. These cuts were selected on the basis of lithology as well as sampling data in order to realistically reflect a possible mining scenario. The optimal cuts (namely the basal cuts) are presented in the case of the Cobble and Vaal Reefs. In the Deelkraal South region a minimum stoping width of 126 cm was assumed. The Main Reefs were reported as undiluted resources. The average thickness of each reef is over 80 cm, which is a reasonable mining cut.

Table 9.8 shows the number of borehole intersections and the average grade and thickness for each reef within the domains.

Table 9.8 Potchefstroom summary statistics for grade and thickness by reef within domains

			Full package		Bottom cut	
Reef	Domain	Number	Grade Au g/t	Thickness m	Grade Au g/t	Thickness m
Vaal	1	7	0.3	2.5	0.4	1.7
	2	15	0.6	2.7	0.6	1.6
	3	3	16.6	2.5	17.9	1.2
	4	4	0.7	1.6	0.7	1.1
Bird Cobble	1	8	0.6	5.5	0.7	1.8
	2	5	1.1	4.3	2.0	1.5
	3	11	1.9	5.2	2.7	1.8
	4	3	2.7	6.1	4.6	2.7
	5	2	2.5	3.1	2.3	1.9
North Leader	1	14	2.2	0.8		
	2	5	3.4	0.9		
	3	2	12.8	1.0		
Carbon Leader	1	1	17.6	1.0		
	2	6	3.4	0.7		
	3	3	6.2	0.7		
	4	10	2.1	0.9		
	5	4	16.9	0.9		
	6	5.6	0.8	0.9		
Middlevlei	1	7	2.0	0.8		
	2	7	4.5	0.9		
	3	12	1.6	0.9		
	4	1	10.9	0.7		
	5	1	0.9	0.9		

No top cuts have been applied to the grades prior to estimation. This is considered acceptable for most of the populations examined since the relative variability is low (coefficient of variation less than 1.5). The use of SK rather than OK also limits the risk of local overestimation due to outliers.

9.12.6 Continuity of mineralisation

Semi-variograms of gold content (cm.g/t) for the entire data set were modelled. The log variogram of the data (cm.g/t) is used to assist in establishing the expected structures, ranges and nugget effect for the untransformed cm.g/t values in specific domains. Note that the untransformed variograms and not the log-variograms are used for the kriging. Where it was possible variograms were constructed for the particular domain in question. However, it was normally necessary to scale variograms for each domain from the variogram of all the data. The data show a two-structured isotropic semi-variogram. Anisotropy would be expected in the proximal to distal direction into the Basin but this could not be clearly detected in the variography so anisotropic variograms were modelled in all cases. Prior to scaling the variograms it was necessary to cut out outliers to the distribution. A variogram was also constructed for the reef channel width.

Continuity of grade accumulation shows that the first range structure for the VCR (Deelkraal South) is about 850 metres and the second range structure is about 2,000 metres. The nugget is 41.2% of the sill. The first range structure for the basal cut of the Cobble Reef is about 825 metres and the second range is between 1,465 and 1,940 metres. The nugget is 45% of the total sill. The Carbon Leader has a first range structure of about 500 metres with a second range structure of 2,250 metres. The nugget for borehole data shows a nugget of 37.9% of the sill. The variography for the North Leader and Middlevlei Reef was assigned using geological and geostatistical appraisal. The first range structure for the basal cut of the Vaal Reef is about 925 metres and the second structure has a range of between 2,350 and 3,250 metres. The nugget is 36% of the total sill.

9.12.7 Estimation parameters

The SK process uses a local or global mean as a weighting factor in the kriging process. A block size of 500 metre x 500 metre has been selected for grade estimation. A minimum of five boreholes were required for a 500 metre x 500 metre block to be assigned a local mean value otherwise a domain global mean is assigned. This was designed to ensure that a global domain mean was used at all times in the SK process.

The following parameters were used in the kriging process:

- Gold content (cm.g/t) and channel width (cm) of surface boreholes with
- 500 metre x 500 metre x 1 metre block size
- discretisation 50 metre x 50 metre x 1 metre
- first search volume
  - 2,000 metres in X direction and 2,000 metres in Y direction.
  - Minimum number of samples 2
  - Maximum number of samples 40
- second search volume
  - 2 x first search volume
  - minimum number of samples 2
  - maximum number of samples 40
- third search volume
  - 3 x first search volume
  - minimum number of samples 1
  - maximum number of samples 20
- interpolation methods – SK and OK
- local and domain global mean values used in the simple kriging process
- change of support using indirect lognormal technique

9.12.8 Resource classification

The borehole spacing is typically 800 to 900 metres apart but it can be considerably more in places. The Inferred category delineates an area with only global data support and will have to be drilled to confirm the reef and associated domain relationships.

9.13 KLERKSDORP GOLDFIELD

9.13.1 Resource estimate

An in-situ mineral resource evaluation within the Prospecting Rights was based on the surface borehole database within the project area and adjacent mine leases for the Vaal Reef. The resource is classified according to the SAMREC Code and is reported at a cut-off of 300 cm.g/t at less than 5,000 metres below surface in Table 9.9.

A total of 126 boreholes were available for the evaluation with average drill spacing of 1,000 metres by 1,000 metres on average. A total of 10 diamond boreholes have been drilled in the Prospecting Rights held by Wits Gold in the Klerksdorp Goldfield. Only two of these boreholes have successfully intersected the Vaal Reef, resulting in 17 reef intersections.

9.13.2 Database validation

The AGL and GFL data sets are paper based and reflected a wide array of formats, styles and terminologies. These have been rationalised into a single dataset with a consistent stratigraphic interpretation and compatible terminology throughout. A digital database of the gold and uranium assay results was compiled for the Vaal Reef.

9.13.3 Minimum mining width assumption

The Vaal Reef is reported as undiluted resources for a realistic stoping width of 100 cm.

9.13.4 Geological interpretation

The Stilfontein facies of the Vaal Reef is the principal reef mined in the Klerksdorp Goldfield. The Vaal Reef has been assessed within five geozones based on geological variability. Wits Gold prepared structural maps displaying structure contours and the principal areas of fault loss due to anastomosing normal faults for the Vaal Reef. This model has been used to develop fault polygons within which reef tonnages have been depleted. In addition to the tonnage discount applied for these large faults, a further discount has been applied for sedimentological irregularities and minor faulting.

Table 9.9 Klerksdorp Goldfield estimated mineral resource

KLERKSDORP	Project	Kromdraai			Cyfervlei			Groenfontein			Total			Contained Metal	
Classification	**Reef**	**Mt**	**Au (g/t)**	**U_3O_8 (kg/t)**	**Mt**	**Au (g/t)**	**U_3O_8 (kg/t)**	**Mt**	**Au (g/t)**	**U_3O_8 (kg/t)**	**Mt**	**Au (g/t)**	**U_3O_8 (kg/t)**	**Au Moz**	**U_3O_8 Mlb**
Inferred	Vaal	50.4	15.9	-	18.6	10.3	-	5.0	8.1	-	74.1	14.0	-	33.3	-
Total Inferred		**50.4**	**15.9**	-	**18.6**	**10.3**	-	**5.0**	**8.1**	-	**74.1**	**14.0**	-	**33.3**	-

9.13.5 Grade/thickness statistics

Table 9.10 shows the number of borehole intersections and the average grade and thickness for the reef within the domains.

Table 9.10 Klerksdorp summary statistics for grade and thickness within domains

Reef	Domain	Number	Grade Au g/t	Thickness m
Vaal	1	1	36	0.2
	2	26	71	0.4
	3	21	23	0.6
	4	61	47	0.5
	5	16	15	0.4

9.13.6 Continuity of mineralisation

Variography for the Vaal Reef shows a first range structure of about 875 metres and the second structure has a range of 2,050 metres. The nugget effect is 44.5% of the sill. Although, the spacing of drillholes may exceed the maximum range of continuity of grade, the geological evidence supports the assumption the continuity of the Vaal Reef. This agrees with the SAMREC definition of an Inferred resouce "from geological evidence and assumed but not verified geological and/or grade continuity" and which may be based on "... limited measurements and sampling... but where the data are insufficient to allow the geological and/or grade continuity to be confidently interpreted".

9.13.7 Estimation parameters

The following parameters were used in the kriging process:

- Gold content (cm.g/t) and channel width (cm) of surface boreholes with
- 500 metres x 500 metre x 1 metre block size
- discretisation 50 metre x 50 metres x 1 metre
- first search volume
  - 2,000 metres in X direction and 2,000 metres in Y direction.
  - Minimum number of samples 2
  - Maximum number of samples 40
- second search volume
  - 2 x first search volume
  - minimum number of samples 2
  - maximum number of samples 40
- third search volume
  - 3.5 x first search volume
  - minimum number of samples 1
  - maximum number of samples 20
- interpolation methods – simple kriging and ordinary kriging
- Local and domain global mean values used in the simple kriging process
- Change of support using indirect lognormal technique

9.13.8 Classification

The Vaal Reef resource has been classified as Inferred and will have to be infill-drilled to confirm the local interpretation of the reef.

The Inferred Resource limitation in the Klerksdorp Goldfield was taken as being within 4 km from informing boreholes but this spacing is considered acceptable for Inferred Resources under SAMREC guidelines as explained in section 9.13.6.

10 REVIEW COMMENTS

Drilling and assaying techniques of high industry standards were used by AGL and GFL when the properties were explored. The borehole cores have been professionally stored and remain in good order. All original borehole logs are available for examination. Our impression is that the data used for resource estimation is in good standing.

Snowden is satisfied that the Witwatersrand reefs identified and evaluated in each of the goldfields considered here have been interpreted with a high degree of diligence with respect to their stratigraphic continuity and geological structure. The interpretations are consistent with our knowledge of reefs on mining properties within the adjacent goldfields.

Model constraints are based on structural interpretations and the location of interpreted subcrop positions. These will have to be established with greater confidence with additional exploration drilling.

A global two dimensional simple kriging of gold grade accumulation (cm.g/t) and width has been used to estimate the tonnage and grade of each reef. This is an industry standard approach for Witwatersrand reef-style deposits, the success of which depends largely on the adequacy of the geological domains used to determine the local mean for simple kriging.

In general terms we endorse the change of support approach for reporting Inferred and Indicated Resources but additional local confidence will have to be achieved through further exploration drilling, confirmation of the geological model and refinement of geostatistical parameters for grade estimation in order to improve confidence for future mine planning.

We note that, although the accumulations describe skewed distributions, no top cuts have been applied. Top cuts would be necessary if OK had been used for estimation. However, the use of SK avoids outliers giving rise to local overestimation of grade as block grades tend towards the domain mean in areas of sparse data. However, there is some possibility that the domain mean could be affected by any outliers and this could give rise to some degree of overestimation of grade. In our opinion, however, this is likely to be well within the limits of uncertainty for an Inferred Resource. It is widely understood amongst professionals working in resource estimation that the implied limits of error for an Inferred Resource are of the order of +/- 50% in tonnes and grade. Additional drilling is required to decrease the limits of uncertainty on the resource estimate.

We have checked the comparison between the input data and block model output grades and widths and in general there is good agreement between these averages at a zero cut-off. The grade and tonnage above the resource reporting cut-off of 300 cm.g/t or 600 cm.g/t is difficult to check empirically as it depends on the variogram and the assumed grade control drilling pattern. There is some risk that the degree of selectivity has been overstated, particularly for reefs in the Southern Free State which have a high variance inflation factor exceeding the recommended maximum of 30%. The implication is that there could be higher tonnage at lower grade than estimated.

Most of the resource is classified as Inferred with a small area of Indicated Resource where there is sufficiently close spaced drilling in the Bloemhoek and DeBron project areas in the Southern Free State. In our opinion the classification categories applied are appropriate given the current level of drilling and geological understanding. The resource estimates are reported at a cut-off of 300 cm.g/t for the narrow reefs (generally 1 metre or less in thickness) and at a cut-off of 600 cm.g/t for the wide Cobble Reef (on average 3 metres thick) in the Potchefstroom Goldfield.

Within the Potchefstroom Goldfield, Wits Gold requested that resources be reported to a maximum below-surface depth of 5,000 m. This depth was selected since numerous detailed studies have shown that it is technically feasible to mine to this depth. Some major mining companies in this region, including AGL and GFL have previously estimated their resources within the depth range of 4,000-5,000 m. There is an obvious cost restriction on mining to such depths and favourable economic conditions would need to be realised to justify contemplating mining at these depths in the foreseeable future.

The resources presented in this report have been discounted for a range of geological losses that include losses due to major and minor faulting and sedimentological losses (eg washouts and topographic palaeo-highs). The tonnage discounts seem reasonable and consistent with estimates of geological loss from established mining operations within the adjacent goldfields. The bulk density of 2.7 t/m^3 used for all reefs is consistent with the known bulk density from adjacent mining operations.

In the Southern Free State, uranium has been a secondary by-product of gold mining production in some of the adjacent mining areas. Therefore, it has been evaluated as such for those reefs for which uranium assay data were available. Where a good correlation has been established between gold and uranium, the selective gold grade has been used to predict the likely uranium grade, otherwise the average block grade for uranium is assigned to the selective gold tonnage. The confidence in the uranium estimate is considered to be lower than for gold and there is likely to be a degree of conservatism in the estimate. The authors have not examined the uranium models but endorse the method used to estimate uranium.

11 FUTURE EXPLORATION PROGRAMMES

An exploration programme for the Prospecting Rights granted to the Company has been formulated using a combination of factors. These include the current understanding of the geology and gold grade distribution in the different projects, potential synergies with the existing mining infrastructure and legal commitments to the State. This exploration will comprise mainly diamond drilling with the principal objective being the improved definition and upgrading of the resources. Under present economic conditions, this exploration is likely to have the greatest impact in the shallower projects, where results can be obtained with shorter lead times and reduced levels of expenditure. The total proposed exploration budget for the combined areas in the Southern Free State, Potchefstroom and Klerksdorp Goldfields over the period 2006 to 2010 is R43.08 million, equivalent to US$7.18 million at an exchange rate of R6.00/US$ (Table 11.1).

Table 11.1 Proposed exploration budget for the period 2006-2010 in SA Rands

	2006	2007	2008	2009	2010	2006-2010
SOFS Goldfield	4.83	3.69	4.74	5.32	1.02	19.60
Potchefstroom Goldfield	2.64	2.66	4.23	4.89	1.36	15.77
Klerksdorp Goldfield	1.75	2.50	2.24	0.80	0.42	7.71
Total Expenditure (millions)	9.22	8.85	11.21	11.02	2.79	43.08
Drill metres	7,021	5,596	7,080	8,098	597	

Based on the underlying principles of the Company's exploration philosophy, emphasis in the Southern Free State Goldfield will be placed on improving the definition of the mineral resources in the most prospective areas. This exploration will focus particularly on the shallow De Bron Project and southern sector of the Bloemhoek area, where previous drilling has indicated that the Leader and Kalkoenkrans Reefs are likely to host gold grades comparable to the adjacent No 4 Shaft at Beatrix Mine (Figure 7.1). In the Robijn Project, past drilling was concentrated along the shallow sector coinciding with the subcrop of the Beatrix Reef. Additional drilling is warranted mainly in the southwest, whilst exploration in the Hakkies Block will be dependent on the information and results obtained from the De Bron and Bloemhoek areas. Over the five year period (2006 to 2010), an exploration budget of R19.6 million is proposed for the Southern Free State Goldfield, equivalent to US$3.27 million at an exchange rate of R6.00/US$.

In the Potchefstroom Goldfield, there is generally a direct relationship between the depth of the reefs and their gold grades. Consequently, most of the higher grade mineral resources are situated at greater than 3000 metres below surface. The clear exception occurs in the Boskop

Project, where reefs in the Main Conglomerate Formation occur in the range of 1,000 to 2,000 metres below surface (Figure 7.1). Consequently, the Boskop Project represents the priority exploration target in this region, followed by the Kleinfontein Project, where in the north both the Carbon Leader and Bird Reefs are accessible at depths of less than 2,000 metres below surface. A programme of four diamond drillholes is proposed for these areas, whilst in the Kleinfontein Deeps and Potch Deeps Projects two additional boreholes are planned. The total budget in the Potchefstroom Goldfield for the period 2006 to 2010 is R15.77 million or US$2.63 million at R6.00/US$.

In the Klerksdorp Goldfield, the Kromdraai and Cyfervlei Projects present the Company with opportunities to evaluate new resources on the Vaal Reef (Figure 7.1). This mineralisation generally extends beyond depths of 3500 metres below surface and will be tested by means of two diamond drillholes. The combined budget for these Projects over the period 2006 to 2010 is R7.71 million, equivalent to US$1.29 million at an exchange rate of R6.00/US$.

12 ADEQUACY OF CAPITAL

The projected cost of the first two years of this proposed exploration programme for the period 2006/7 is estimated at R18.07 million (US$3.01 million at R6.00/US$).Present cash resources available to the Company following the private placement of Wits Gold shares in 2004 are sufficient to cover these expenses.

13 ENVIRONMENTAL MANAGEMENT PROGRAMMES

In compliance with Section 39(1) and Regulation 52 of the MPRDA, the Company has submitted Environmental Management Plans (EMP's) to the DME as an integral part of the applications for the Prospecting Rights that have subsequently been granted. The EMP's have followed the standard format as required by the legislation, describing the different environments under which prospecting activities are to be undertaken. The majority of this prospecting is likely to consist of diamond drilling under which circumstances a review was completed to assess the environmental impact of these activities as well as the potential risk and the preventative measures that will be adopted.

In order to provide security for the rehabilitation of drill sites, the Company has lodged a total of R130 000 in bank guarantees with the DME. These funds will permit the Regional Managers of the DME to ensure compliance with the Act.

14 REFERENCES

Anglo American Corporation Internal Report (1996) Southern Free State Goldfields Geological Report, Volumes 1-3; Ref: 11/173/1105/CAR.96/2410, 113pp. (unpubl.).

Antrobus E.S.A., Brink W.C.J., Brink M.C., Caulkin J., Hutchinson R.I., Thomas D.E., Van Graan J.A. & Viljoen J.J. (1986). The Klerksdorp Goldfield in Mineral Deposits of Southern Africa Vol. 1, eds Anhaeusser C.R. & Maske S., Geol. Soc. S. Afr., p549-598.

Assibey-Bonsu W. and Krige D.G. (1999). Use of Direct and Indirect Distributions of Selective Mining Units for estimation of Recoverable Resources/Reserves for new Mining Projects. Proc. APCOM 1999, Colorado, USA.

Barnicoat, A.C., Henderson I.H.C., Knipe R.J., Yardley B.W.D., Napier R.W., Fox N.P.C., Kenyon, Muntingh D.J., Strydom D., Winkler K.S., Lawrence S.R. & Cornford C. (1997). Hydrothermal gold mineralisation in the Witwatersrand Basin. Nature Vol 386, p820-824.

Camisani-Calzolari, F A. (1996). The valuation of the Target Project in E.Y. Baafi and N A Schofield 9eds), Geostatistics Wollongong '96, Volume 2, 731-742, Kluwer Academic Publishers.

Chapman K.M., Tucker R.F. & Kidger R.J. (1986). The Klerksdorp Goldfield in Witwatersrand Gold – 100 Years, ed Antrobus ESA, Geol. Soc. S. Afr., p173-197.

Durrheim, D (2002). The emerging technologies for deep gold mining in South Africa: a review of the DeepMine and FutureMine research programs. Australian Centre for Geomechanics, an international seminar on deep and high stress mining,p 1-16

Engelbrecht C.J. (1986). The West Wits Line in Witwatersrand Gold – 100 Years, ed Antrobus ESA, Geol. Soc. S. Afr., p199-223.

Engelbrecht C.J., Baumbach G.W.S., Matthysen J.L. & Fletcher P. (1986). The West Wits Line in Mineral Deposits of Southern Africa Vol. 1, eds Anhaeusser C.R. & Maske S., Geol Soc. S. Afr, p599-648.

Frimmel H.E. & Minter W.E.L. (2002). Recent Developments Concerning the Geological History and Genesis of Witwatersrand Gold Deposits, South Africa. Econ Geol, Spec Pub 9, p17-45.

Greathead C. & Graadt van Roggen (1986). The Orange Free State (Welkom) Goldfield in Witwatersrand Gold – 100 Years, ed Antrobus ESA, Geol. Soc. S. Afr., p225-275.

Isaaks, E.H. & Srivastava R.M. (1989). An Introduction to Applied Geostatistics. Oxford University Press. New York : Oxford.

Minter W.E.L., Hill W.C.N., Kidger R.J., Kingsley C.S. and Snowden P.A. (1986). The Welkom Goldfield in Mineral Deposits of Southern Africa Vol. 1, eds Anhaeusser C.R. & Maske S., Geol. Soc. S. Afr., p497-540.

Muntingh D.J., Watchorn M.B. and Dercksen S. (2005). A Geological Review of the Northern Sector of the Potchefstroom Gap, Wits Gold Internal Company Report, Volumes 1&2, 38pp. (unpubl.).

Robb L.J. & Robb V.M. (1998). Gold in the Witwatersrand basin in the mineral resources of South Africa, eds Wilson M.C.G. & Anhaeusser C.R., Council for Geoscience, Pretoria, Vol. 16, p294-349.

Robb L.J. & Meyer F.M. (1995). The Witwatersrand Basin, South Africa: Geological framework and mineralisation processes. Econ. Geol. Res. Unit, Univ. of the Witwatersrand, Info Circ 293, 37pp.

Tweedie K.A.M. (1986). The Discovery and Exploration of the Beisa and Beatrix Gold and Uranium Mines in the Southern Extension of the Welkom Goldfield in Mineral Deposits of Southern Africa Vol. 1, eds Anhaeusser C.R. & Maske S., Geol. Soc. S. Afr., p541-548.

15 GLOSSARY, ABBREVIATIONS AND UNITS

Glossary

aeromagnetic	A geophysical technique of exploring an area by measuring the magnetic intensity of the rock from an aircraft.
Aflease	Aflease Gold and Uranium Resources Limited (formerly The Afrikander Lease Limited).
aggradational	The building up of the Earth's surface by deposition by a stream or river.
alluvial	Water transported sedimentary deposit
alluvial fan	A low, outspread, relatively flat to gently sloping mass of alluvium deposited by a stream or river. Viewed from above, it has the shape of an open fan, the apex being at the valley mouth.
alluvium	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited by a stream or other body of running water as a sorted or semi-sorted sediment in the bed of the stream or on its

	flood plain or delta, or as a cone or a fan at the base of a mountain slope.
alteration	Refers to the process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate and clay minerals) by hydrothermal fluids.
AngloGold, AngloGold Ashanti, AGL	AngloGold Ashanti Limited
anisotropy	Term applied both to a random function and to its variogram (or covariance) when the values of the variogram depend on both the distance and the direction.
anticline	A fold, the core of which contains the stratigraphically older rocks; it is convex upward.
Archaean	That period of geological time prior to 2.5 Ga years before present, i.e. the earliest part of the Precambrian.
arenite	A general name used for consolidated sedimentary rocks composed of sand-sized fragments irrespective of composition.
argillaceous	Sedimentary rock containing an appreciable amount of clay.
ARMGold	African Rainbow Minerals Gold Limited (now merged with Harmony)
assay	The chemical analysis of ore samples to determine their metal content.
atomic absorption,AA	Chemical analysis performed by vaporizing in a flame a sample, usually in a liquid form, and measuring the absorbance by the unexcited atoms in the vapour of various narrow resonant wavelengths of light which are characteristic of specific elements. The amount of an element present is proportional to the amount of absorption by the vapour.
auriferous	Said of a substance that contains gold.
basalts	Dark-coloured, fine-grained igneous rocks whether intrusive or extrusive and composed primarily of calcic plagioclase and pyroxene.
bedding plane	A planar surface that visibly separates each successive layer of stratified rock (of the same or different lithology) from its preceding or following layer.
bedding-plane slip	The slipping of sedimentary strata along bedding planes during folding.
borehole	A circular hole of small diameter made by drilling to ascertain the nature of the underlying formations, to obtain samples of the rocks penetrated, or to gather other kinds of geological information.
borehole log	A lithologic record of the rocks penetrated by a borehole.
braided	Divergence of stream channels into complex system of smaller channels.
bullion	Gold refined to a high purity (99.99%)
capital expenditure (capex)	Specific project expenditure for equipment, materials and infrastructure.

cash costs	Direct mining costs, direct processing costs, direct general and administration costs, consulting fees, management fees, transportation and refining charges.
channel	An abandoned or buried watercourse represented by stream deposits of gravel and sand.
Charter	The Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry.
Change-of-support	Describes the changes in distribution statistics that occur when a distribution defined at by one particular volume of interest, is changed to a smaller or larger volume of interest through averaging or by geostatistical inferences or estimation.
cut-off grade	The grade which distinguishes the material within a mineralised body that is to be extracted and treated from the remainder.
chert	Hard, dense microcrystalline sedimentary rock consisting chiefly of interlocking crystals of quartz.
chlorite	A group of usually greenish minerals that are associated with and resemble the micas and are widely distributed especially in low grade metamorphic rocks.
chloritoid	A dull, dark-green to greyish black micaceous mineral that occurs in metamorphosed argillaceous sedimentary rocks.
clast	An individual constituent, grain, or fragment of a sediment or rock, produced by the mechanical weathering (disintegration) of a larger rock mass.
Company	Witwatersrand Consolidated Gold Resources Limited, Registration No. 2002/031365/06
Competent Person	A person who is a member of the South African Council for Natural Scientific Professions (SACNASP), or the Engineering Council of South Africa (ECSA), or the South African Council for Professional Land Surveyors and Technical Surveyors (PLATO) or any other statutory South African or international body that is recognised by SAMREC. A Competent Person should have a minimum of five years experience relevant to the style of mineralization and type of deposit under consideration and to the activity which that person is undertaking. If the Competent Person is estimating, or supervising the estimation of Mineral Resources, the relevant experience must be in the estimation, assessment, evaluation and economic extraction of Mineral Reserves.
conformable	Said of strata or stratification characterised by an unbroken sequence in which the layers are formed one above the other in parallel order by regular, uninterrupted deposition under the same general conditions.
conglomerate	A coarse-grained, clastic sedimentary rock composed of rounded to subangular fragments larger than 2mm in diameter set in a fine-grained matrix of sand, silt or any other natural cementing material.
contour	An imaginary line or surface along which a certain quantity, otherwise variable, has the same value, e.g. a structure contour.
cut-off grade	The grade which distinguishes the material within a mineralised body

	that is to be extracted and treated from the remainder.
decollement	Detachment structure of strata due to deformation, resulting in independent styles of deformation in the rocks above and below.
deflection	An intentional change in the intended course of a borehole, produced by inserting a wedge at a specified depth.
detrital	Minerals occurring in sedimentary rocks, which were derived from pre-existing rocks either within or outside the basin of deposition.
diachronous	Said of a rock unit that is of varying age in different areas.
diamictite	A comprehensive, nongenetic term for a nonsorted or poorly sorted, noncalcareous, terrigenous sedimentary rock that contains a wide range of particle sizes in a muddy matrix.
diamond drill	A rotary type of rock drill, with the drill bit studded with diamonds, that cuts a core of rock that is recovered in long cylindrical sections.
dip	The angle that a structural surface (e.g. a bedding or fault plane), make with the horizontal, measured perpendicular to the strike of the structure.
dipmeter	An instrument that measures the angle and direction of dip of geologic formations, especially those exposed in the sides of a borehole.
domain	Represents an area or volume within which the geological and grade characteristics of the mineralisation are more similar than outside the domain (= geozone)
dorē	Unrefined gold, usually in bar form and consisting primarily of gold with smaller amounts of other precious and base metals, which will be further refined to high purity gold bullion.
down-dip	A direction that is downwards and parallel to the dip of a structure or surface.
DRDGold	DRDGold Limited
drill rod	A long, heavy, steel pipe or hollow rod that drives the drill bit in rotary drilling.
epicontinental	Situated within the limits of a continental mass.
exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in the search for mineralization.
facies	Signifies an aspect, appearance or expression of something having two or more groups of attributes in different positions.
fault	A surface or zone of rock fracture along which there has been displacement, from a few centimetres to a few kilometres in scale.
fire assay	The assaying of metallic ores by methods requiring the use of furnace heat.
flood basalt	An extensive, thick and smooth basaltic lava flow or successive flows of high-temperature, fluid basalt from fissure eruptions.

fluvial	Produced by the action of a stream or river.
flyspeck carbon	Very small grains of carbonaceous material, which is often associated with high gold grades, due to the affinity of gold with carbon.
fold	Plastic deformation of previously horizontal rock strata.
footwall	The underlying side of an orebody, fault , or other structure.
Formation	The basic or fundamental rock-stratigraphic unit in the local classification of rocks, consisting of a body of rock generally characterised by some degree of internal lithologic homogeneity or distinctive lithological features. Formations may be combined in groups or subdivided into members. A formation name generally consists of a geographic name followed by the word "formation".
Freegold	Freegold Proprietary Limited (now merged with Harmony)
fuchsite	A bright-green, chromium-rich variety of muscovite, a mineral of the mica group.
gangue	Non-valuable components of the ore.
Geozone	An area defined by geological characteristics
gold standard	The use of gold as the standard value for the money of a country. If a country will redeem any of its money in gold it is said to be using the gold standard.
GFL, Gold Fields	Gold Fields Limited
graben	An elongate, relatively depressed crustal block that is bounded by faults on its long sides.
gravimetric	Quantitative chemical analysis in which the different substances of a compound are measured by weight.
Green Bar	Typically a chloritoid mudstone that is a stratigraphic marker horizon in the northern part of the Potchefstroom Goldfield.
greenstone	A field term for any compact dark-green altered or metamorphosed basic igneous rock that owes its colour to chlorite.
grit	A coarse-grained sandstone characterised by angular particles.
Group	A major stratigraphic unit next higher in rank than Formation, consisting wholly of two or more contiguous or associated Formations having significant lithologic features in common. The Group name is customarily preceded by a geographic name.
hanging wall	The overlying side of an orebody, fault , or other structure.
Harmony	Harmony Gold Mining Company Limited
haulage	A horizontal underground excavation which is used to transport mined ore.
HDSA	Historically Disadvantaged South Africans, being South African nationals who were, prior to 1994, disadvantaged whether by legislation or convention.

Indicated Mineral Resource	That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.
Inferred Mineral Resource	That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.
inlier	An area or group of rocks surrounded by outcrops of younger age.
in situ	Reserves still in the ground, i.e. within unbroken rock.
interpolation	Calculation of the value of a function between the values already known.
inverse distance	Interpolation distance of assigning values from samples to blocks based on the distance of the samples to the block centroid.
isopach	A line drawn on a map through points of equal thickness of a designated stratigraphic unit or a group of stratigraphic units.
JSE	JSE Securities Exchange Limited
Kaapvaal Craton	The ancient, proto-continental crystalline basement of South Africa.
kriging	An interpolation method of assigning values from samples to blocks that minimises the estimation error.
level (mining level)	Horizontal tunnel – the primary purpose of which is the transport of personnel and materials
lithic	Said of a medium-grained sedimentary rock containing abundant fragments of previously formed rocks.
lithologic	Geological description pertaining to different rock types.
Lo co-ordinate system	A Gauss conform or modified Mercator projection that preserves angles and shapes, so that the equator projects as a straight line, at right angles to a central meridian. In the South African plane co-ordinate system, only the area within one degree of longitude on either side of the central meridian is projected
lognormal	Term applied to a population whose distribution approximates to normality when the logarithms of the values are taken.
marker	An easily recognised geologic feature having characteristics distinctive enough for it to serve as a reference or datum or to be traceable over long distances.
Measured Mineral	That part of a Mineral Resource for which tonnage, densities, shape,

Resource	physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.
Member	A stratigraphic unit of subordinate rank, comprising some specially developed part of a varied Formation.
metamorphic	Pertaining to the process of metamorphism or to its results.
metamorphism	The mineralogical and structural adjustment of pre-existing rocks in response to marked changes in temperature, pressure, shearing stress, and chemical environment at depth.
milled	A general term used to describe the process in which the mineralised material is crushed and ground and subjected to physical and chemical treatment to extract the valuable metals to a concentrate or finished product.
Mineral Reserve	The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserves.
Mineral Resource	A concentration (or occurrence) of material of economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral Resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated and Measured categories.
mudstone	An indurated mud having the texture and composition, but lacking the fine lamination or fissility, of shale.
'new order' Prospecting Rights	See unused 'old order' Prospecting Rights
normal fault	A fault in which the hanging wall moves downward relative to the footwall.
nugget effect	A measure of the randomness of the grade distribution within a mineralised zone.
'old order' rights	See unused 'old order' Prospecting Rights
oligomictic	A conglomerate with over 95% of the clasts comprised of a single rock type.

operating expenditure (opex)	The sum of all costs classified as mining, processing, overheads, by-product credits, mineral royalty, environmental, terminal benefits and net change in working capital.
ordinary kriging	A common type of kriging used when sampling information is relatively dense.
ore	The naturally occurring material from which a mineral, or minerals, of economic value can be extracted.
orebody	A continuous, well-defined mass of material of sufficient ore content to make extraction economically feasible.
orthoquartzite	A clastic sedimentary rock that is made up almost exclusively of quartz sand, that is relatively free of or lacks a fine-grained matrix, and that is derived by secondary silicification.
outlier	An area or group of rocks surrounded by outcrops of older age.
over-folded	Said of a fold, or the limb of a fold, that has tilted beyond the perpendicular.
palaeo-high	A high lying area in the topography at the time when the surface was exposed.
palaeoslope	The direction of initial dip of a former land surface.
pelite	A sediment or sedimentary rock composed of the finest detritus.
Permo-Carboniferous	The entire Permian and Carboniferous, considered as a single unit.
phyllonite	A rock that is formed by mechanical degradation of initially coarser rocks.
placer	A surficial mineral deposit formed by mechanical concentration of mineral particles from weathered debris. The mechanical agent is usually alluvial, and the mineral is usually a heavy metal such as gold.
polymictic	A conglomerate comprising clasts of many rock types.
prill	The button of metal from an assay.
Probable Mineral (opex)	The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.
Prospecting Rights	The rights granted to conduct prospecting activities over properties in South Africa in terms of the MPRDA.
protoquartzites	A well-sorted, quartz-enriched sandstone that lacks the well-rounded grains of an orthoquartzite.
Proved Mineral	The economically mineable material derived from a Measured Mineral

Reserve	Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.
pseudotachylite	A dense rock produced in compression and shear conditions associated with intense and extensive fault movements.
pyrite	Iron sulphide mineral (FeS_2)
pyrophyllite	A white, greenish, grey or brown mineral ($AlSi_2O_5(OH)$. It resembles talc and occurs in quartz veins, granites and metamorphic rocks.
quartz	Crystalline silica, the commonest gangue mineral of ore deposits.
quartzite	A very hard but unmetamorphosed sandstone consisting chiefly of quartz grains that have been completely and solidly cemented with secondary silica.
reef	A gold bearing sedimentary horizon, normally a conglomerate band, that may contain economic levels of gold mineralisation.
resource	A tonnage or volume of rock or mineralization or other material of intrinsic economic interest, the grades, limits and other appropriate characteristics of which are known with a specified degree of knowledge.
reverse/thrust fault	A fault in which the hanging wall moves upward relative to the footwall.
SAMREC	South African Mineral Resource Committee
SAMREC Code	The South African Code for reporting of Mineral Resources and Mineral Reserves published by the South African Mineral Resources Committee under the auspices of the South African Institute of Mining and Metallurgy.
sandstone	A medium-grained, clastic sedimentary rock composed of abundant and rounded or angular fragments of sand size set in a fine-grained matrix (silt or clay) and firmly united by cementing material such as silica, iron oxide or calcium carbonate.
seismic	Pertaining to an earthquake or Earth vibration, including those that are artificially induced.
sequence	A term for rocks formed during an era.
sericite	A white, fine-grained potassium mica found in various metamorphic rocks or in the wall rocks, fault gouge, and vein fillings of many ore deposits.
shaft	A vertical or subvertical excavation used for accessing an underground mine; for the transport of personnel, equipment and supplies; for the hoisting of ore and waste; for ventilation and utilities; and/or as an auxiliary exit.
shale	A fine-grained detrital sedimentary rock, formed by the compaction of

	clay, silt or mud.
sheet wash	The material transported and deposited by the water of a sheet flow, which is an overland flow or downslope movement of water taking the form of a thin, continuous film over relatively smooth soil or rock surfaces and not concentrated in channels.
simple kriging	A type of kriging which uses a known area mean value as well as sample values.
slickenside	A polished and smoothly striated surface that results from friction along a fault plane.
Snowden	Snowden Mining Industry Consultants
South Africa	The Republic of South Africa
splays	A series of minor faults at the extremities of a major fault.
stope	underground excavation created by mining
stratigraphy	The branch of geology that deals with the definition and description of major and minor natural divisions of rocks and the arrangement of the strata and taking special cognisance of geographic position and chronological order of sequence.
strike (geol)	The direction or trend that a structural surface (e.g. a bedding or fault plane) takes as it intersects the horizontal plane, always perpendicular to the dip direction.
strike-slip	In a fault, the component of the movement or slip that is parallel to the strike of the fault.
structure contour	A contour that portrays a structural surface such as faults and formation boundaries. The resulting structure contour map portrays subsurface configuration by means of structure contour lines.
subcrop	Describes a rock unit that unconformably underlies another rock unit.
Subgroup	A formally differentiated assemblage of Formations within a Group.
Sub-vertical (shaft)	An opening cut below the surface downwards from an established surface shaft
sulphide	Sulphur-bearing mineral
Supergroup	A formally named assemblage of related Groups, or of Formations and Groups, having significant lithologic features in common.
syncline	A fold, the core of which contains the stratigraphically younger rocks; a basin shaped fold.
tectonic	Pertaining to the forces involved in, or the resulting structures or features of, tectonics.
tectonics	A branch of geology dealing with the broad architecture of the upper part of the Earth's crust i.e. the regional assembling of structural or deformational features, a study of their mutual relations, their origin, and their historical evolution.

throw	The amount of vertical displacement
thrust fault	See reverse fault
trough cross-lamination	Cross-lamination in which the lower bounding surfaces are curved surfaces of erosion and resulting from channelling and subsequent deposition.
unconformity	Buried erosion surface separating two rock units where the older was exposed to erosion for a long interval of time prior to the deposition of the younger.
unused 'old order' mineral right	Mineral rights, mining title, or rights to prospect, whether coupled with a mining authorisation or prospecting permit or not, and which relevant right was not actively being prospected or mined at the commencement of the MPRDA. The holder of such right had one year from the commencement of the MPRDA to apply for a new order prospecting right in terms of Sections 16 and 22 of the MPRDA respectively.
up-dip	A direction that is upwards and parallel to the dip of a structure or surface.
uraninite	A strongly radioactive, brownish-black mineral, UO_2, forming the chief ore of uranium and containing variable amounts of radium, lead, thorium and other elements as impurities.
variogram	A measure of the average variance between sample locations as a function of sample separation.
Variogram analysis	The analysis of the continuity of data values in three dimensions
washout	The washing away of earth materials as a result of floods, or a place where such an event took place, also a channel produced in a sedimentary deposit by the scouring action of flowing water and later filled with sediment.
White Bar	Name given to a succession of orthoquartzites in the Free State Goldfield.
Wits Gold or the Company	Witwatersrand Consolidated Gold Resources Limited, Registration No. 2002/031365/06
Witwatersrand/Wits Basin	A sedimentary basin in South Africa and repository of the world's largest known gold deposit.
yield	The amount of valuable mineral or metal recovered from each unit mass of ore expressed as grammes per metric tonne.

Abbreviations

Au	the chemical symbol for gold
AA	Atomic Absorption
A Reef	Aandenk Reef
AAC	Anglo American Corporation
AARL	Anglo American Research Laboratories
AGL	AngloGold Ashanti Limited
B Size	Drill bits with 60mm external diameter
BEE	Black Economic Empowerment
BPM	Big Pebble Marker
BQ size	60mm external diameter drill bit, 42mm internal diameter

cc	closed corporation
CHD/76mm	75.7mm external diameter drill bit, 43.5mm internal diameter
CPR	Competent Person's Report
CSIR	Council for Scientific and Industrial Research in South Africa
DME	Department of Minerals and Energy
EMP	Environmental Management Plan
GFL	Gold Fields Limited
GGP	Gross Geographical Product
HDSA	Historically Disadvantaged South Africans
ICP	Inductively Coupled Plasma optical emission spectroscopy
ISO	International Standards Organisation
JCI	Johannesburg Consolidated Investments Limited
JV	Joint Venture
LOM	Life Of Mine
MBF	Master Bedding Fault
MPRDA	Minerals and Petroleum Resources Development Act, 2002 (Act No.28 of 2002)
OK	Ordinary Kriging
Pr.Sci.Nat.	Professional Natural Scientist registered with SACNASP
QA/QC	Quality Assurance/Quality Control
SACNASP	South African Council for Natural Scientific Professions
SK	Simple Kriging
SMU	Selective Mining Unit
SOFS	Southern Free State Goldfield
TBW size	60mm external diameter drill bit, 45.2mm internal diameter
U_3O_8	Uranium Oxide
UBS	Unconformity Bound Sequence
VCR	Ventersdorp Contact Reef
XRF	X-Ray Fluorescence
#	Symbol for Mine Shaft

Units

cm	a centimetre
cm.g/t	a centimetre-gram per metric tonne – metal accumulation over channel width
cm.kg/t	a centimetre-kilogram per metric tonne – metal accumulation over channel width
g	grammes
Ga	a thousand million years/billion years
g/t	grammes per metric tonne – metal concentration
Ha	a hectare
kb	kilobar
kg	a kilogram
kg/t	kilograms per metric tonne
km	kilometre
km^2	a square kilometre
koz	a thousand ounces
lb	a pound
m	a metre
mm	a millimetre
Ma	Million years
Mlb	a million pounds
Mt	a million metric tonnes
Moz	a million ounces
NPV	Net Present Value
oz	a fine troy ounce equalling 31.10348 grammes
R, ZAR	South African Rand
Rm	a million South African Rand
R/kg	South African Rand per kilogramme
R/t	South African Rand per metric tonne
t, Tonnes	a metric tonne equalling 1000 kilograms
t/m^3	a metric tonne per cubic metre
µm	microns
US$	United States Dollar
US$/oz	United States Dollar per ounce
°	degrees
°C	degrees Celcius
%	percentage

FURTHER PARTICULARS OF DIRECTORS OF THE COMPANY

1. MR ADAM RICHARD FLEMING

Details of other corporate offices and directorships held by Mr Fleming during the past 5 years are set out below:

Erf 378 Hyde Park Ext 77 (Pty) Limited (Director 1991 to present)
Wonderhoek Farms (Pty) Limited (Director (Chairman) 1996 to present)
Robert Fleming Holdings plc (Director 1998 to 1999)
Harmony Gold Mining Company Limited (Director (Chairman) 1999 to 2003)
Merrill Lynch World Mining Trust PLC (Director 1999 to 2004)
Merrill Lynch Gold Limited (Director 1999 to 2004)
World Mining Investment Company Limited (Director 1999 to 2004)
Edinburgh Dragon Investment Trust (Director 2001 to 2004)
Johannesburg Land Pty Limited (Director 2003 to present)
Witwatersrand Consolidated Gold Resources (Chairman) 2003 to present
African Uranium Resources (Pty) Limited (Director) 2003 to present
Zambeef Products plc (Non-executive Director) 2003 – present
Imara Capital South Africa (Pty) Limited (Director 2003 to present, Chairman 2003 to 2005)
Imara Holdings Limited (Director 2003 to present, Chairman 2003 to 2005)
Imara Capital Botswana (Pty) Limited (Director 2003 to present, Chairman 2003 to 2005)
FF&P Private Equity Limited (Director 2004 to present)
Liba Timber Products Limited (and subsidiary Mangamu Timbers Limited) (Director 2005 to present)
RF Trustee Co. (Holdings) Limited (Director 2005 to present)

2. PROFESSOR TAOLE RETSETSELEMANG MOKOENA

Details of other corporate offices and directorships held by Dr Mokoena during the past 5 years are set out below:

Continental Pharmaceutical (Director, 1993 to present)
African Legend Investment Limited (Director 1996 to present)
Continental Africa Investment Holding (Proprietary) Limited (Director 1996 to present)
Johnnic (Director 1996 – 2001)
MCell (Director 1996 – 2001)
Continental Africa Holdings (Proprietary) Limited (Director 1998 to present)
Rihanyo Health Informatics (Director 1998 – 2002)
Doves/HT Group (Director 1999 to present)
Eyesizwe Coal (Director 2001 to present)
Ukwanda Investments (Director 2002 to present)
Chancellor House Holdings (Proprietary) Limited (2003 to present)
Witwatersrand Consolidated Gold Resources Limited Non-Executive Director (2004 – present)
Continental Africa Gold Resources Consortium (Pty) Limited Non-Executive Director (2005 – present)

3. DR HUMPHREY MBENDENI MATHE

Details of other corporate offices and directorships held by Dr Mathe during the past 5 years are set out below:

Igoda Coal – Sasol Mining (Non-Executive Director) (2000 – present)
South African Diamond Board (Director 2002 to present)
Zaico (Proprietary) Limited (Director 2003 to present)
New Africa Mining Fund (Investment Committee Member 2004 to present)
Ferret Mining & Environmental Services (Pty) Ltd (Non-Executive Director) (2004 – present)
Mafube Coal Mining (Pty) Limited (Non-Executive Director) (2005 – present)
Tranter Kismet Investments (Pty) Ltd (Non-Executive Director) (2005 – present)
Witwatersrand Consolidated Gold Resources Limited Non-Executive Director (2004 – present)

4. **DR MARCUS BARRIE WATCHORN**

Wits Gold and Dr Watchorn entered into an Executive Service Agreement dated 19 September 2005 in terms of which the Company engaged Dr Watchorn as Chief Executive Officer of Wits Gold for a period of 2 years. Wits Gold will pay Dr Watchorn an initial salary per annum as detailed in a written notice to Dr Watchorn. The salary will normally be payable by equal monthly instalments in arrears on the 25th day of each calendar month by electronic bank transfer or cheque. The Company shall be entitled to structure Dr Watchorn's remuneration package from time to time, in order to make such package more tax efficient. There shall be no downward adjustment of Dr Watchorn's net cash remuneration unless he consents thereto in writing.

The remuneration will be reviewed annually. There is no contractual entitlement to any increase and the Board will review the remuneration in accordance with the evaluation of the performance of Dr Watchorn and prevailing market conditions.

Dr Watchorn will be eligible to participate in such share option or similar incentive scheme as may be offered, in the discretion of the board of directors of the Company, to employees of Wits Gold from time to time.

A discretionary bonus may be paid to Mr Watchorn each year, the amount of which is to be determined by the board of directors or the Company based on the achievement of corporate objectives.

Details of other corporate offices and directorships held by Dr Watchorn during the past 5 years are set out below:

Anmercosa Exploration (Cote d'Ivoire) Limited	(Director, 1996 – 2001)
Anmercosa Exploration (Burkina Faso) Limited	(Director 1998 – 2001)
Witwatersrand Consolidated Gold Resources Limited	(Director 2003 – present)

5. **MR DEREK MACDONALD URQUHART**

Wits Gold and Derek Urquhart entered into an Executive Service Agreement dated 19 September 2005 in terms of which the Company engaged Mr Urquhart as Chief Financial Officer of Wits Gold for a period of 2 years. Wits Gold will pay Mr Urquhart an initial salary per annum as detailed in a written notice to Mr Urquhart. The salary will normally be payable by equal monthly instalments in arrears on the 25th day of each calendar month by electronic bank transfer or cheque. The Company shall be entitled to structure Mr Urquhart's remuneration package from time to time, in order to make such package more tax efficient. There shall be no downward adjustment of Mr Urquhart's net cash remuneration unless he consents thereto in writing.

The remuneration will be reviewed annually. There is no contractual entitlement to any increase and the Board will review the remuneration in accordance with the evaluation of the performance of Mr Urquhart and prevailing market conditions.

Mr Urquhart will be eligible to participate in such share option or similar incentive scheme as may be offered, in the discretion of the board of directors of the Company, to employees of Wits Gold from time to time.

A discretionary bonus may be paid to Mr Urquhart each year, the amount of which is to be determined by the board of directors or the Company based on the achievement of corporate objectives.

Details of other corporate offices and directorships held by Mr Urquhart during the past 5 years are set out below:

Tyco Truck Manufacturers (Proprietary) Limited (Director 1991 – 2003)
Cappagh Investments (Pty) Limited (Director 1993 – present)
SA Freightliner Trucks (Proprietary) Limited (Director 1994 to present)
Urkat Industries (Pty) Limited (Director 1998 – present)
Morgan Creek Properties 308 (Proprietary) Limited (Director 1999 to present)
Auto Magic Holdings (Proprietary) Limited (Director 2001 to 2003)
Autoextreme (Pty) Limited (Director 2003 – present)
Lodge 721 Property Investments (Proprietary) Limited (Director 2001 to present)
Scuba Scapes (Proprietary) Limited (Director 2001 to present)
Vibol Systems (Proprietary) Limited (Director 2003 to present)
Vibol Engineering (Pty) Limited (Director 2004 – present
Autoextreme (Proprietary) Limited (Director 2003 to present)
Witwatersrand Consolidated Gold Resources Limited Director (2005 – present)

EXTRACTS FROM ARTICLES OF ASSOCIATION OF WITS GOLD

Various extracts from the articles of association of Wits Gold are set out below.

DIRECTORS

58. **Number of directors**

58.1 Until otherwise determined by the company in general meeting, the number of the directors shall be not less than 4 (four) and not more than 30 (thirty).

58.2 If the number of directors falls below the minimum required in terms of article 58.1 the remaining directors shall only be permitted to act for the purpose of filling vacancies or calling general meetings of members for that purpose.

59. **Appointment of additional directors**

59.1 If the company in general meeting increases or reduces the number of directors referred to in Article 58.1, it may also determine in what rotation such increased or reduced number of directors are to retire.

59.2 The company in general meeting or the directors may appoint any person as a director either to fill a casual vacancy or as an additional director, but the total number of directors shall not at any time exceed the maximum number fixed by or in accordance with these articles.

59.3 A person appointed as a director in terms of article 58.2 or 59.2 –

59.3.1 shall retire at the following annual general meeting;

59.3.2 shall not be considered in determining the directors to retire by rotation; and

59.3.3 shall be eligible for re election.

In the event that such director is not re-elected at the annual general meeting, any acts performed by such director shall not be invalidated merely due to such non re-election.

60. **Share qualification**

The shareholding qualification for directors and alternate directors may be fixed and from time to time varied by the company in general meeting and unless and until so fixed, directors and alternate directors need not hold any qualification shares.

61. **Directors' remuneration**

61.1 The directors shall be entitled to such remuneration as the company in general meeting may from time to time determine.

61.2 Any director who

61.2.1 serves on any executive or other committee; or

61.2.2 devotes special attention to the business of the company; or

61.2.3 goes or resides outside South Africa for the purpose of the company; or

61.2.4 otherwise performs or binds himself to perform services which, in the opinion of the directors, are outside the scope of the ordinary duties of a director,

may be paid such extra remuneration or allowances in addition to or in substitution of the remuneration to which he may be entitled as a director, as the directors, excluding the director in question, may from time to time determine.

61.3 The directors shall also be paid all their travelling, hotel and other expenses necessarily expended by them in connection with

61.3.1 the business of the company; and

61.3.2 attending general meetings of the directors or of committees of the directors of the company.

EXECUTIVE DIRECTORS

62. **Appointment of executive directors**

The directors may from time to time appoint

62.1 managing and other executive directors (with or without specific designation) of the company;

62.2 any director to any other executive office with the company,

for a period not exceeding 5 (five) years (or for such longer period as may be determined by the company in general meeting), and may from time to time remove or dismiss such persons from office and appoint another or others in his or their place or places.

63. ***Remuneration of executive directors***

The remuneration of a director appointed to any position or executive office in terms of article 62 –

63.1 shall be determined by a disinterested quorum of the directors;

63.2 shall be in addition to or in substitution of any ordinary remuneration as a director of the company as the directors may determine;

63.3 may consist of a salary or a commission on profits or dividends or both, as the directors may direct.

64. **Powers of executive directors**

The directors may

64.1 from time to time confer upon a director appointed to any position or executive office in terms of article 62, any or all powers exercisable under these articles by the directors;

64.2 confer such powers for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions, as they think expedient;

64.3 confer such powers with or to the exclusion of or in substitution for any powers of the directors;

64.4 from time to time revoke, withdraw or vary such powers.

REMOVAL, RETIREMENT AND ELECTION OF DIRECTORS

65. **Removal of directors**

65.1 Without prejudice to the provisions, if any, in respect of retirement of directors by rotation or otherwise hereinafter determined, the office of a director shall be vacated in any of the following events

65.1.1 if his estate is sequestrated (whether provisionally or finally) or he surrenders his estate or enters into a general compromise with his creditors;

65.1.2 if he is found to be or becomes of unsound mind;

65.1.3 if a majority of his co directors sign and deposit at the registered office a written notice wherein he is requested to vacate his office (which shall become operative on deposit at the registered office) but without prejudice to any claim for damages;

65.1.4 if a written notice to that effect signed by members holding more than 50% (fifty percent) of the issued share capital is delivered at the registered office of the company, with effect from the date stated in such notice;

65.1.5 if he be removed by a resolution of the company of which proper notice has been given in terms of the Act (but without prejudice to any claim for damages);

65.1.6 if he is, pursuant to the provisions of the Act or any order made in terms of the Act or the JSE rules and regulations, prohibited from acting as a director;

65.1.7 if he resigns his office by notice in writing to the company;

65.1.8 if he is absent from meetings of the directors for 6 (six) consecutive months without leave of the directors and the directors resolve that his office be, by reason of such absence, vacated. The directors shall have the power to grant any director not resident in South Africa leave of absence for a definite or indefinite period.

65.2 Unless otherwise provided by the company in general meeting no person shall be ineligible for the appointment or election as a director or obliged to vacate office as a director on account of his having reached a specified age or of requiring special notice or any other special formality in connection with the appointment or election of any director over a specified age.

66. **Retirement of directors in rotation**

66.1 At every annual general meeting one-third of the directors for the time being or, if their number is not a multiple of 3 (three), then the number nearest to but not less than one-third shall retire from office.

66.2 The directors to retire in terms of article 66.1 shall be those who have been longest in office since their last election. In the case of persons who became directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

66.3 The length of time a director has been in office shall be computed from his last election, appointment or date upon which he was deemed re elected.

66.4 A director retiring at a general meeting shall retain office until the election of directors at that general meeting has been completed.

66.5 Retiring directors shall be eligible for re election.

67. **Election of directors**

67.1 No person, other than a director retiring at the general meeting shall, unless recommended by the directors, be eligible for election to the office of a director at any general meeting, unless

67.1.1 not more than 14 (fourteen), but at least 7 (seven) clear days before the day appointed for the general meeting, there shall have been delivered at the registered office of the company a notice in writing by a member (who may also be the proposed director) duly qualified to be present and vote at the general meeting for which such notice is given;

67.1.2 such notice sets out the member's intention to propose a specific person for election as director; and

67.1.3 notice in writing by the proposed person of his willingness to be elected is attached thereto (except where the proposer is the same person as the proposed).

67.2 Subject to articles 66.5 and 67.1, the company may at the general meeting at which a director retires by rotation, fill the vacated office by electing a person thereto and in default the retiring director, if willing to continue to act, shall be deemed to have been re elected, unless

67.2.1 it is expressly resolved at such general meeting not to fill such vacated office; or

67.2.2 a resolution for the re election of such director shall have been put to the general meeting and rejected.

68. **Directors' interests**

68.1 A director may hold any other office (except that of auditor of the company) or place of profit under the company or any subsidiary of the company in conjunction with his office of director, for such period and on such terms as to remuneration (in addition to the remuneration to which he may be entitled as a director) and otherwise as a disinterested quorum of the directors may determine.

68.2 A director of the company may be or become a director or other officer of, or otherwise interested in, any company promoted by the company or in which the company may be interested as member or otherwise and (except insofar as otherwise decided by the directors) he shall not be accountable to the company for any remuneration or other benefits received by him as a director or officer of or from his interest in such other company, provided that this does not detract from any obligation of such director in terms of the Act or the JSE rules and regulations to disclose such remuneration or benefits.

68.3 Any director may act by himself or through his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

68.4 A director who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the company, shall declare the nature of his interest in accordance with the Act.

68.5 No director or intending director shall be disqualified by his office from contracting with the company with regard to

68.5.1 his tenure of any other office or place of profit under the company or in any company promoted by the company or in which the company is interested;

68.5.2 professional services rendered or to be rendered by such director;

68.5.3 any transaction with the company.

68.6 No such contract or arrangement entered into by or on behalf of the company in which any director is in any way interested is voidable.

68.7 No director so contracting or being so interested shall be liable to account to the company for any profit realised by any such appointment, contract or arrangement by reason of such director holding office or of the fiduciary relationship thereby established.

68.8 A director may not be counted in the quorum for a general meeting at which a resolution is proposed for his own appointment as a director to any other office or position of profit in the company or any of its subsidiaries or in respect of any contract or arrangement in which he is interested nor vote on any such resolution, but this prohibition shall not apply to

68.8.1 any arrangement for giving to any director any security or indemnity in respect of money lent by him to or obligations undertaken by him for the benefit of the company; or

68.8.2 any arrangement for the giving by the company of any security to a third party in respect of a debt or obligation of the company which the director has himself guaranteed or secured; or

68.8.3 any contract by a director to subscribe for or underwrite shares or debentures of the company; or

68.8.4 any contract or arrangement with a corporation in which he is interested by reason only of being a director, officer, creditor or member of such corporation,

and these prohibitions may at any time be suspended or relaxed either generally, or in respect of any particular contract or arrangement, by the company in general meeting.

68.9 Any contract entered into contrary to the terms of article 68.8 can be ratified by the company in general meeting.

68.10 The terms of article 68.8 shall not prevent a director from voting as a member at a general meeting at which a resolution in which he has a personal interest is tabled.

68.11 The directors may exercise the voting powers conferred by the shares held or owned by the company in any other company in such manner in all respects as they think fit, including the exercise thereof in favour of any resolution appointing themselves or any of them to be directors or officers of such other company or for determining any payment of or remuneration to the directors or officers of such other company.

68.12 A director may vote in favour of a resolution referred to in 68.11 for the exercise of the voting rights in the manner described in 68.11 notwithstanding that he may be, or is about to become, a director or other officer of such other company and for that or any other reason may be interested in the exercise of such voting rights in the manner aforesaid.

POWERS OF DIRECTORS

69. General powers of directors

69.1 The management and control of the business of the company shall be vested in the directors who, in addition to the powers and authorities expressly conferred upon them by these articles, may exercise all powers and authorities and perform all acts which may be exercised or done by the company, and are not in terms of these articles or the Act expressly reserved to the company in general meeting.

69.2 Such management and control may not be inconsistent with these articles nor with the provisions of the Act.

69.3 The general powers given by article 69.1 shall not be limited or restricted by any special authority or power given to the directors by any other article.

69.4 The directors may

69.4.1 in their discretion arrange that any branch of the business carried on by the company or any other business in which the company may be interested, shall be carried on by or through 1 (one) or more subsidiary companies;

69.4.2 make such arrangements on behalf of the company as they think advisable

69.4.2.1 for taking the profits or bearing the losses of any such branch or business; or

69.4.2.2 for financing, assisting or subsidising any such subsidiary company; or

69.4.2.3 guaranteeing its contracts, obligations or liabilities.

69.5 The directors may

69.5.1 establish any contributory or non contributory pension, retirement, provident, medical or other funds for the benefit of; and

69.5.2 pay on behalf of the company a gratuity or pension or allowance on retirement or other benefit to,

any director or ex director or other officer or employee of the company, its holding or subsidiary company (if any), whether or not he has held any other salaried office with the company, or to his widow or dependents, and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance or life assurance or other benefits, subject to the provisions of the Act.

69.6 The directors may

69.6.1 take all steps that may be necessary or expedient and incur any liability in order to enable the shares, debentures or other securities of the company to be

69.6.1.1 negotiable in South Africa or elsewhere;

69.6.1.2 recognised by and quoted on any stock exchange in South Africa or elsewhere;

69.6.2 pay all taxes, duties, fees, expenses or other amounts which may be payable in relation to the matters referred to in 69.6.1.

69.7 Save as otherwise expressly provided by these articles, all cheques, promissory notes, bills of exchange and other negotiable or transferable instruments and all documents to be executed by the company, shall be signed, drawn, accepted, endorsed or executed, as the case may be, in such manner as the directors shall from time to time determine.

69.8 The directors may delegate (either collaterally with or to the exclusion of their own powers) to anyone any of their powers on the terms and conditions and subject to the restrictions which they see fit and may from time to time vary or cancel any such delegation of powers.

70. **Borrowing powers**

70.1 The directors may from time to time

70.1.1 borrow for the purpose of the company such sums as they think fit;

70.1.2 secure the payment or repayment of any such sums or any other sum, as they think fit, whether by the creation and issue of debentures, mortgage or charge upon all or any of the property or assets of the company;

70.1.3 create and issue secured or unsecured debentures and make such regulations regarding the transfer of debentures, the issue of certificates (subject to the provisions of article 15) and all such other matters incidental to debentures as the directors think fit.

70.2 If the company is a subsidiary of a listed company, then the total amount owing by the company in respect of monies so raised, borrowed or secured shall not exceed the amount authorised by its listed holding company.

70.3 No special rights as to

70.3.1 allotment of shares in the company; or

70.3.2 the attending and voting at general meetings; or

70.3.3 the appointment of directors,

or otherwise, shall be given to the holders of debentures of the company save with the sanction of the company in general meeting.

71. **Local or divisional boards, agents and committees of the board**

71.1 The directors may

71.1.1 establish any local or divisional boards or agencies in South Africa or elsewhere for managing any of the affairs of the company;

71.1.2 appoint persons to be members of such local or divisional boards or agencies;

71.1.3 fix the remuneration of such persons;

71.1.4 delegate to any local or divisional board or agency any of the powers, authorities and discretions vested in the directors (with or without the power to sub delegate);

71.1.5 authorise the members of any local or divisional board or agency or any of them to fill any vacancies, and to act despite any vacancy;

71.1.6 remove any person so appointed and annul or vary any such delegation,

subject to such terms and conditions as the directors may think fit, but no person dealing in good faith and without notice of the annulment or variation referred to in 71.1.6 shall be affected thereby.

71.2 The directors may -

71.2.1 by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the directors, to be the attorney or agent of the company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors in terms of these articles) and for such period and subject to such terms and conditions as they may think fit;

71.2.2 provide that such power of attorney may contain provisions for the protection and convenience of persons dealing with any such agent as the directors may think fit;

71.2.3 authorise any such agent to sub delegate any of his powers, authorities and discretions.

71.3 The directors may delegate any of their powers to an executive or other committee, whether consisting of a member or members of their body or not as they think fit, provided that -

71.3.1 any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be prescribed by the directors; and

71.3.2 the meetings and proceedings of any committee consisting of 2 (two) or more persons shall be governed by the provisions in regard to meetings and proceedings of the directors so far as the same are applicable thereto and are not superseded by any regulations made by the directors.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

72. Duties of directors to keep minutes

72.1 The directors shall cause minutes to be made of

72.1.1 all appointments of officers made by the directors;

72.1.2 the names of the directors present at each general meeting of the directors;

72.1.3 all resolutions and proceedings at each general meeting of the company or any class of members of the company;

72.1.4 all resolutions passed by the directors under article 78,

and of all general meetings of the directors.

72.2 Minutes of any resolutions and proceedings mentioned in 72.1 appearing in 1 (one) of the minute books of the company shall be proof of the facts therein stated if signed by

72.2.1 any person purporting to be the chairman of the general meeting to which it relates; or

72.2.2 any person present at the general meeting and appointed by the directors to sign in the chairman's place; or

72.2.3 the chairman of a subsequent general meeting of the directors.

72.3 Any extracts from or copy of those minutes purporting to be signed by -

72.3.1 the chairman of that general meeting; or

72.3.2 any director; or

72.3.3 the secretary,

shall be *prima facie* proof of the facts therein stated.

73. Meetings of directors

Subject to the provisions of these articles the directors may meet together for the dispatch of business, adjourn and otherwise regulate their proceedings as they think fit. At any time any director may, and the secretary shall, at the request of a director, summon a meeting of the directors.

74. Notice of meetings of directors

74.1 Notice of a meeting of the directors shall be properly given to a director if it is given to him personally, whether sent to him in writing, orally or by electronic medium by or on behalf of a director or the secretary or given in any other way determined by the directors at the address or facsimile number provided by him to the company for this purpose.

74.2 Unless otherwise unanimously agreed by all the directors, 7 (seven) days notice shall be given of a meeting of directors, provided that if all material relating to the directors meeting is received prior to the commencement of the meeting, it shall not be necessary to send such material to the directors along with the notice of the meeting. The notice shall state the business to be dealt with at the meeting.

74.3 Unless specifically requested by a director absent or intending to be absent from South Africa, it shall not be necessary to give notice of a meeting of directors to any director absent from South Africa.

75. **Meetings by conference**

A meeting of the directors may consist of a conference between directors some or all of whom are in different places (whether or not in South Africa) provided that each director who participates is able –

75.1 to hear each of the other participating directors addressing the meeting; and

75.2 if he so wishes, to address all of the other participating directors simultaneously,

whether directly, by telephone or video conference or by any other form of communications equipment (whether in use when these articles are adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number of directors required to form a quorum. A meeting held in this way is deemed to take place at the place where the largest group of participating directors is assembled (whether or not in South Africa), or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates.

76. **Quorum**

76.1 Until otherwise determined by the directors, 3 (three) directors shall be a quorum.

76.2 The directors in office may act notwithstanding any vacancy in their body, but if and for so long as their number is reduced below the minimum number fixed in accordance with these articles, they may act only for the purpose of filling up vacancies in their body or of summoning general meetings of the company, but not for any other purpose.

77. **Proceedings at directors meetings**

77.1 The directors may elect a chairman and a deputy or vice chairman (to act in the absence of the chairman) of their meetings and determine the period for which they are to hold office.

77.2 If no chairman or deputy or vice chairman is elected, or if at any meeting the chairman or deputy or vice chairman be not present within 15 (fifteen) minutes after the time appointed for holding the meeting, the directors present shall choose 1 (one) of their number to be chairman at such meeting.

77.3 All questions arising at any meeting shall be decided by a majority of votes. Each director shall have 1 (one) vote. In case of an equality of votes the chairman shall have a second or casting vote.

77.4 A meeting of the directors at which a quorum is present shall be entitled to exercise all or any of the powers, authorities and discretions conferred by or in terms of these articles which are vested in or are exercisable by the directors generally.

77.5 All acts performed by the directors or by a committee of directors or by any person acting as a director or a member of a committee shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the directors or persons acting as aforesaid, or that any of them were disqualified from or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or member of such committee.

79. **Alternate directors**

79.1 A director may

79.1.1 appoint another director or any person approved for that purpose by a resolution of the directors to act as alternate director in his place and during his absence;

79.1.2 remove such alternate director.

79.2 A person so appointed shall, except as regards authority to appoint an alternate director and remuneration, be subject in all respects to the terms and conditions existing in respect of the other directors of the company.

79.3 Each alternate director, whilst so acting, shall be entitled to

79.3.1 receive notices of all meetings of the directors or of any committee of the directors of which his appointer is a member;

79.3.2 attend and vote at any such meeting at which his appointer is not personally present;

79.3.3 generally exercise and discharge all the functions, powers and duties of his appointer in such appointer's absence as if he were a director.

79.4 Any director acting as alternate director shall in addition to his own vote have a vote for each director for whom he acts as alternate.

79.5 An alternate director shall ipso facto cease to be an alternate director if his appointer ceases for any reason to be a director, provided that if any director retires by rotation or otherwise, but is re elected at the same general meeting, any appointment made by him pursuant to this article 79 which was in force immediately before his retirement shall remain in force as though he had not retired.

79.6 In the event of the disqualification or resignation of any alternate director during the absence or inability to act of the director whom he represents, the vacancy so arising shall be filled by the chairman of the directors who shall nominate a person to fill such vacancy, subject to the approval of the board.

79.7 Any appointment or removal of an alternate director shall be effected by written notice delivered at the registered office and signed by the appointer.

79.8 The remuneration of an alternate director shall be payable only out of the remuneration payable to the director whose alternate he is and he shall have no claim against the company for any remuneration.

SHARE CAPITAL

2. Shares

2.1 Subject to what may be authorised by the Act or the company in general meeting, any new shares which may be issued shall first be offered to existing members in proportion to their shareholdings unless they are issued for the acquisition of assets.

2.2 Where the company in general meeting has granted a general authority to the directors, the directors may in their discretion allot, grant options over or otherwise deal with or dispose of any unissued shares to such persons at such times and on such terms and conditions and for such consideration, whether payable in cash or otherwise, as the directors may think fit. Such authority shall be subject to the Act and the JSE rules and regulations.

2.3 Subject to the provisions, if any, of the memorandum of association of the company, and without prejudice to any special rights previously conferred on the holders of existing shares, any share may be issued with:

2.3.1 such preferred, deferred or other special rights or subject to such restrictions, whether in regard to dividend, return of share capital or otherwise;

2.3.2 such limited or suspended rights to voting,

as the company may from time to time determine, provided that if there are preference shares in the issued capital of the company, no further shares of any class, ranking in priority to or *pari passu* with such preference shares, shall be created, allotted or issued without the written consent of the holders of three-quarters of the issued preference shares or the prior sanction of a resolution passed, *mutatis mutandis*, as a special resolution at a separate general meeting of the holders of preference shares to which the provisions of article 12.3 shall apply.

2.4 The company may direct that shares may be issued by the directors on such terms and conditions, and with such rights, privileges or restrictions attached thereto as the directors may determine subject to the Act and the JSE rules and regulations.

48. **Votes attaching to shares**

48.1 Subject to section 195 of the Act and to the provisions of these articles and to any special terms as to voting rights upon which any share may be issued or which may from time to time attach to a share, on a show of hands every member present in person or by proxy and if a member is a body corporate, its representative, shall have 1 (one) vote and on a poll, every member present in person or by proxy and if a member is a body corporate, its representative, shall have 1 (one) vote for every share held by him.

48.2 A person who is entitled to more than 1 (one) vote need not cast all his votes, nor cast them in the same manner.

48.3 The parent or guardian of a minor, the curator bonis of a lunatic member and any person entitled under the transmission clause to transfer any shares, may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of those shares, provided that at least 48 (forty-eight) hours before the time of holding the general meeting at which he proposes to vote, he shall satisfy the directors that he is such parent, guardian or curator or that he is entitled under the transmission clause to transfer those shares, or that the directors have previously admitted his right to vote in respect of those shares.

49. **Votes of joint holders**

49.1 Where 2 (two) or more persons are registered as joint holders of a share, any 1 (one) of them, whether in person or by proxy, may vote as if he is the sole holder thereof. Provided that if more than 1 (one) of such joint holders are present at a general meeting in person or by proxy, only that holder who is present whose name appears first in the register in respect of the share, shall be entitled to vote.

49.2 Where 2 (two) or more persons are entitled to a share by transmission, they shall be deemed to be joint holders of the share.

49.3 Co-executors of a deceased member in whose name shares stand in the register shall, for the purposes of this article 49, be deemed to be joint holders of those shares.

MATERIAL CONTRACTS AND ACQUISITIONS OF WITS GOLD

Details of material contracts entered into and acquisitions made by Wits Gold since the date of incorporation of the Company, other than in the ordinary course of business, are set out below.

1. THE ACQUISITION FROM ARMGOLD/HARMONY FREEGOLD JOINT VENTURE COMPANY (PTY) LIMITED ("Harmony JV")

Wits Gold entered into an agreement with Harmony JV dated 29 April 2004 in terms of which Harmony JV ceded mineral rights and information in relation to properties located in the Southern Free State Goldfield.

The rights acquired by Wits Gold from Harmony JV are on remaining extent of mineral area 1 of Weltevreden 443, Theunissen; remining extent of portion 6 (Euodia), portion of portion 18, portion 21, portion 26, remaining extent of potion 10 (portion of 5) of Welgelegen 382, Theunisson; remaining extent of portion 1 (Elim), remaining extent of portion 2 (Nelspark), Biddulph 329, Ventersburg; De Dam 27 Ventersburg; portions 6, 7, 8, 9 remaining extent of portion 3 (Engela), remaining extent of portion 5 (portion of portion 3) and remaining extent of portion 2 (Kondowa) of Hakkies 695 Ventersburg; mineral area 1 of Hakkies 742, Ventersburg; remaining extent of portion 1 of Kriegerskraal 708, Ventersburg; remaining extent of Le Roux 717, Ventersburg; Palmietfontein 229, Winburg; Steenbokspruit 148, Ventersburg; portion 7 (Modersgift) (a portion of portion 6), mineral area 2 (a portion of mineral area 1) on portion 19, remaining extent of portion 2 (de Rust), portion 11 (a portion of portion 5), portion 12 (optavit (a portion of portion 5), portion 4 (Bloekom), remaining extent of portion 5 (Spoordraai) of Welgelegen 382, Theunissen.

The rights were acquired for a purchase consideration comprising (i) a grant of an option to Harmony JV the value of which was agreed by the parties to be R1 800 000 ("the Option") and (ii) a cash payment of R252 000 (an amount equivalent to the VAT payable on the exercise of the Option). Wits Gold indemnified Harmony JV in relation to any Capital Gains Tax imposed upon Harmony JV as a result of the sale or the granting of the Option, up to a limit of R1 000 000.

Should Wits Gold proceed with the construction of a mine on the land to which these mineral rights attach, then in terms of this agreement and the Option, Harmony JV has an option to participate up to a 40% beneficial interest in that mine. Harmony JV would have to pay Wits Gold an amount equal of 40% of the actual cost of the feasibility study and 40% of all costs up to the point where the decision to mine was made to be able to exercise this option. These obligations are outstanding as at the date of the Prospectus.

2. THE ACQUISITION FROM GFL MINING SERVICES LIMITED ("GFL")

Wits Gold entered into an agreement with GFL dated 29 April 2004 in terms of which GFL ceded mineral rights and information in relation to properties located in the Potchefstroom and Klerksdorp Goldfields.

The rights acquired by Wits Gold from GFL are various portions on the following properties: Deelkraal 142 IQ; Blaaubank 125 IQ, Gerhardminnebron 139 IQ; Kiel 128 IQ; Klienfontein 141 IQ, Turffontein 126 IQ; turffontein 126 IQ, Varkenslaagte 119 IQ; Welverdiend 97 IQ; Byl 421 IP; Droogespruit 416 IP; Kareerand 44 IP; Kromdraai 420 IP; Biesiefontein 173; De Grendel 67; Fraaiuitzicht 189; Groenfontein 313; Kleinfontein 369; Marseilles 24; Ratpan 441; Smaldeel 157; Tweepunt 14; Uitval 457; Vlakfontein 15l Witfontein 444; Boschhoek 393 IQ; Klipdrift 395 IQ; Naauwpoort 385 IQ; Oudedorp 376 IQ; Stomppoorfontein 391 IQ; Vyfhoek 428 IQ; Witkoppiesfontein of Zandfontein 392 IQ; Witpoort 419 IQ; Wildebeesslaagte 374 IQ; Jackalsfontein 444; De Grendel 67; Kleinfontein 369; Tweepunt 14; Marseilles 24; Fraaiuitzicht 190; De Grendel 67; Groenfontein 313; Fraaiuitzicht 189; Vlakfontein 15; Witfontein 444; Kareerand 444 IP; Biesiefontein 173; Jackalsfontein 443; La Reyskraal Zuid 165; Fraaiuitzicht 189; La Reyskraal 450; Uitval 457; Biesiefontein 173; Uitval 457; Cyferviel 6; Smaldeel 157; Nooitgedroomd 144; Eden 409; Kleinfontein 369; Cyferviel 6; Eden 409.

The rights were acquired for a purchase consideration comprising (i) a grant of an option to GFL ('the Option") and (ii) a cash payment of R11 400 000.

Should Wits Gold proceed with the construction of a mine on the land to which these mineral rights attach, then in terms of this agreement and the Option, GFL has an option to participate up to a 40% beneficial interest in that mine. GFL would have to pay Wits Gold an amount equal of 40% of the actual cost of the feasibility study and 40% of all costs up to the point where the decision to mine was made to be able to exercise this option. These obligations are outstanding as at the date of the Prospectus.

3. THE ACQUISITION FROM ANGLOGOLD ASHANTI LIMITED ("AGL")

Wits Gold entered into an agreement with AGL dated 30 April 2004 in terms of which AGL ceded mineral rights and information in relation to properties located in the Klerksdorp Goldfield.

The rights acquired by Wits Gold from AGL are various portions on the following properties: Boschhoek 393 IQ; Caribe 417 IQ; Naauwpoort 385 IQ; Oudedorp 37 IQ; Terra Mena 432 IQ; Witkoppiesfontein 392; Witrand 429 IQ; Gerhardminnebron 139; Stompoorfontein 391 IQ.

The rights were acquired for a purchase consideration comprising (i) a grant of an option to AGL ("the Option") and (ii) a cash payment of R4 560 000.

Should Wits Gold proceed with the construction of a mine on the land to which these mineral rights attach, then in terms of this agreement and the Option, Harmony JV has an option to participate up to a 40% beneficial interest in that mine. AGL would have to pay Wits Gold an amount equal of 40% of the actual cost of the feasibility study and 40% of all costs up to the point where the decision to mine was made to be able to exercise this option. These obligations are outstanding as at the date of the Prospectus.

4. THE WITS GOLD SHAREHOLDERS AGREEMENT

The major shareholders of Wits Gold, namely, *inter alia*, Hardybay Group Limited; Basfour 3029 (Proprietary) Limited; Tranter Investments (Proprietary) Limited; Hengilcon Secretarial Services (Proprietary) Limited; Basfour 2798 (Proprietary) Limited; and Wits Gold entered into a Shareholders' Agreement dated 7 June 2004 to govern their relationships between each other as shareholders of the Company. This agreement has been replaced by the Relationship Agreement referred to in paragraph 10 below.

5. JP MORGAN LETTER OF APPOINTMENT (PRIVATE PLACEMENT)

Wits Gold and JPMorgan entered into an agreement dated 5 August 2004 in connection with the issue, offering and sale by the Company of shares under a private placement. In terms of this private placement the Company issued 4 607 581 Shares on the 20th of December 2004 and 45 525 Shares on the 28th of February 2005. The Company agreed to pay JPMorgan at closing a fee in the amount of US$50 000. This agreement endured for a period of 18 months following 4 August 2004.

6. JP MORGAN LETTER OF APPOINTMENT (LISTING)

Subject to the lock-up provisions of the Listings Requirements, J P Morgan Equities Limited has been granted the following options to acquire shares in lieu of fees:

- 500 000 shares at R6.37 per share on the successful completion of the listing of the Company on the JSE. This option can be exercised at any time after the date of the successful listing of the Company, but not later than 2 years from this date. Should JP Morgan Equities Limited realise a profit greater than US$4.5 million on the sale of the Shares, 50% of the excess profit will be payable to the Company; and
- 200 000 shares at R31.85 per share on the successful completion of a secondary listing on a North American stock exchange and a capital raising transaction in 2007. This option can be exercised at any time after the capital raising in 2007 but not later than 2 years from this date. Should JP Morgan Equities Limited realise a profit greater than US$3 million on the sale of the Shares, 50% of the excess profit will be payable to the Company.

These obligations are outstanding as at the date of the Prospectus.

7. **FF&P ADVISORY LETTERS OF APPOINTMENT**

Wits Gold and FF&P Advisory entered into an agreement dated 16 May 2005 appointing FF&P Advisory as financial advisor to the Company. This letter has been replaced with a letter agreement dated 6 February 2006 appointing FF&P Advisory as financial advisors to the Company for the Listing, a secondary listing and a capital raising in 2007 and it records the terms and conditions upon which FF&P Advisory furnished advice in respect of the private placement referred to in paragraph 5 above. In terms of this agreement, FF&P Advisory Limited has been granted the following options to acquire Shares:

- 500 000 Shares at R6.37 per share on the successful completion of a private placement of Shares. This option can be exercised at any time after the date of the successful Listing of the Company on the JSE, but not later than 2 years from this date. Should FF&P realise a profit greater than US$4.5 million on the sale of the Shares, 50% of the excess profit will be payable to the Company; and
- 200 000 Shares at R31.85 per share on the successful completion of a secondary listing on a North American stock exchange and a capital raising transaction in 2007. This option can be exercised at any time after the capital raising in 2007 but not later than 2 years from this date. Should FF&P realise a profit greater than US$3 million on the sale of the Shares, 50% of the excess profit will be payable to the Company.

These obligations are outstanding as at the date of the Prospectus.

8. **IMARA ENGAGEMENT FOR PRIVATE PLACING AND LISTING**

Wits Gold and Imara entered into a placing agreement dated 11 November 2005 in respect of the proposed listing of the Company. Imara agreed to:

- Act as retail brokers to Wits Gold for the placement of sufficient Shares to ensure compliance by the Company with the Listings Requirements in relation to the minimum number of Shareholders (500) and the minimum numbers of Shares in issue (25 million);
- Market, in full consultation with JP Morgan, the Company to major investors and the public at large;
- Endeavour to facilitate an efficient market in Shares subsequent to the transaction; and
- Produce and Distribute an independent Research Report on Wits Gold for the purposes of the Listing.

The basis of Imara's remuneration in relation to the Listing shall be as follows:

- A fee of 3.5% of the value of the Offer Shares;
- Whether or not the Listing is completed, Wits Gold shall also reimburse Imara, on request, for direct costs related to (i) reasonable fees and disbursements of legal and other advisors retained by Imara on Wits Gold's behalf (subject to written consent of the Company), and (ii) any other reasonable out of pocket expenses incurred in connection with the Transaction (provided that Imara obtains Gold's authorisation before incurring any such expenses which individually amount to more than R5 000 together in each case).

These obligations are outstanding as at the date of the Prospectus.

9. **LEASE AGREEMENTS FOR OFFICES AND PARKING SITUATED IN SA EAGLE HOUSE**

The company rents office accommodation from Johannesburg Land Company (Proprietary) Limited in terms of an Agreement of Lease dated 8 February 2005. The agreement was entered into at market related rates and rental expensed for the year ended 28 February 2006 was R155 164 (2005 – R10 653 for two months). These obligations are outstanding as at the date of the Prospectus.

10. **RELATIONSHIP AGREEMENT**

Wits Gold and its BEE shareholders, namely Tranter Kismet Investments (Proprietary) Limited Continental Africa Gold Resources Consortium (Proprietary) Limited, and the Wits Gold Women's Trust (each a "BEE Shareholder") entered into a Relationship Agreement dated 6 April 2006. In terms of this Agreement each BEE Shareholder has undertaken to regulate the trading in Wits Gold Shares in order to ensure the sustainable and long term compliance by the Company with the empowerment requirements of the MPRDA and the Charter. The key features of this agreement are:

- Restrictions on each BEE Shareholder selling Shares for the period commencing on the Listing Date and terminating on 1 May 2014;
- Pre-emptive rights granted by each of the BEE shareholders in favour of each other;
- No restrictions on sales of Shares to other HDSA shareholders;
- Call option granted by each BEE shareholder in favour of the Company over each BEE shareholder's Shares, exercisable in certain circumstances including, *inter alia*, a change of HDSA status of a BEE shareholder, insolvency or material breach by a BEE shareholder of this agreement;
- Undertakings by the BEE shareholders to use their best endeavours to ensure that the Company complies with its obligations under the MPRDA and the Charter; and
- Reporting by each of the BEE shareholders detailing its shareholder composition and HDSA status within 10 business days of the end of each financial year of the Company.

These obligations are not in force as at the date of the Prospectus, but will become effective on the date of the Listing.

PRINTED BY INCE (PTY) LTD

ANNEXURE 7

APPLICATION FORM

WITS GOLD

Witwatersrand Consolidated Gold Resources Limited

(formerly known as Basfour 2759 (Pty) Limited)
(incorporated in the Republic of South Africa)
(Registration number: 2002/031365/06)
ISIN: ZAE000079703 Share code: WGR
("**Wits Gold**" or '**the Company**')

PRIVATE PLACEMENT APPLICATION FORM

Private placement by way of an offer for subscription of 400 000 ordinary shares of 1 cent each in the share capital of Wits Gold at a subscription price of 20 Rand per share in terms of the prospectus which was registered by the Registrar of Companies on 13 April 2006 ("the Prospectus").

Please refer to the instructions overleaf before completing this application form.

Dematerialised shares

Applicants who commit to accept the private placement in uncertificated form and do have a CSDP or broker should complete this application form in respect of the private placement and deliver it to their duly appointed CSDP or broker, as the case may be, by the time and date stipulated in the agreement governing their relationship with their CSDP or broker.

Certificated shares

Applicants who commit to accept the private placement in a physical share certificate form must complete this application form and send it to Imara S.P. Reid Limited ("Imara") in an envelope marked **"Wits Gold Offer"** together with a bank guaranteed cheque (crossed "not transferable") or banker's draft in South African currency and drawn in favour of **"Wits Gold Offer"** either by post (at their own risk) (PO Box 55386, Northlands, 2116) or by hand (2nd Floor, Broll House, 27 Fricker Road, Illovo, Johannesburg, 2001), to be received by no later than 16h00 on 19 April 2005.

Each application submitted must be in one name only and show only one address. The directors of Wits Gold reserve the right to accept or reject any application, whether it is for certificated shares or dematerialised shares, in whole or in part, particularly if the instructions overleaf and as set out in the Prospectus are not properly complied with.

Minimum subscription amount

The minimum amount that, in the opinion of the Directors, must be raised by the company through the offer is R8 000 000, provided that a spread of shareholders acceptable to the JSE is obtained. The listing will not proceed if the minimum subscription is not achieved.

To the directors.

Witwatersrand Consolidated Gold Resources Limited ("Wits Gold")

1. I/We, the undersigned, confirm that I/we have full legal capacity to contract and, having read the Prospectus, hereby irrevocably apply for and request you to accept my/our application for the undermentioned number of shares in Wits Gold at 20 Rand per share or any lesser number that may, in your absolute discretion, be allotted to me/us, subject to the articles of association of Wits Gold.
2. Those applicants who wish to receive their allocated shares in dematerialised form and who do have a CSDP or broker must hand this application form to Imara. Payment in respect of these applications will be, in terms of the custody agreement entered into between the applicant and their respective CSDP or broker, on a delivery versus payment basis.
3. Those applicants who wish to receive their allocated shares in certificated form commit to accept the physical share certificate and hereby enclose a crossed bank guaranteed cheque/banker's draft in favour of **"Wits Gold Offer"** for the appropriate amount due in terms of this application.

4. I/We understand that the subscription for shares in terms of the Prospectus is conditional on the granting of a listing of the shares of Wits Gold, by 24 April 2006 or such later date as the directors may determine, on the 'Resources – Gold Mining' sector of the JSE main board list.

Dated ________________________________ 2006 Telephone number ( ) ______________

____

Signature

Assisted by (where applicable)

____

Surname of individual or name of corporate body	Mr Mrs Miss Other title
Full names in full (if individual)	
Postal address *(preferably PO Box address)* Refund cheques (if any) and share certificates (if applicable) will be sent to this address	Postal code
Total monetary amount applied for **Note: multiples of 100 only (minimum 100)**	R (enter figures only – not words)
Total amount of bank guaranteed cheque	R (enter figures only – not words)

Instructions:

1. Applications may be made on this application form only. Copies or reproductions of the application form will not be accepted.
2. Applications are irrevocable and may not be withdrawn once submitted to the transfer secretaries, CSDP's or brokers.
3. Applications must be for a minimum of 100 shares and thereafter in whole multiples of 100.
4. All CSDP's and brokers will be required to retain this application form for presentation to the directors if required.
5. Please refer to the terms and conditions of the private placement set out in Part F of the Prospectus. Applicants should consult their brokers, bankers or other professional advisors in case of doubt as to the correct completion of this application form.
6. Applicants must be for a minimum of 100 shares and thereafter in whole multiples of 100.
7. Applicants who wish to receive their shares in uncertificated form and need to have appointed a CSDP or broker, and must advise their CSDP or broker in terms of the custody agreement entered into between them and their CSDP or broker. Payment will be made on a delivery versus payment basis.
8. Applicants who wish to receive their shares in certificated form must submit only one application form and one bank guaranteed cheque or banker's draft in respect of each application. To the extent that more than one application is submitted, the first application form received will be the one in respect of which Wits Gold shares will be allocated in terms of the Prospectus and further application form(s) will be ignored. The application monies applicable thereto will be held by the transfer secretaries and returned without interest to the applicants concerned with all other returned cheques in terms of the Prospectus at the applicant's risk. Postal orders, cash or telegraphic transfers will not be accepted.
9. *No receipts will be issued for application forms, application monies or any supporting documentation unless specifically requested* and applications will only be regarded as complete when the relevant bank guaranteed cheque/banker's draft has been paid. All monies will be deposited immediately for payment. If a receipt is required, shareholders lodging agents are required to prepare special transaction receipts for application forms lodged.
10. If any bank guaranteed cheque or banker's draft is dishonoured, the Company may, in its sole discretion, regard the relevant application as invalid or take such other steps in regard thereto as it may deem fit.
11. All alterations on this application form must be authenticated by full signature.
12. Wits Gold will use the "certified transfer deeds" and other temporary "documents of title" procedure approved by JSE Limited and therefore will issue only a "block" certificate for the shares allotted in terms of this application.
13. Blocked Rand may be used by emigrants and non-residents of the common monetary area (comprising the Republics of South African and Namibia and the Kingdoms of Swaziland and Lesotho) for payment in terms of this and reference should be made to paragraph 11 of Part F of the Prospectus, which deals with the Exchange Control Regulations.
14. Should the private placement not be successful, all monies will be appropriately refunded within seven days of the closing of the offer.

KPMG

Witwatersrand Consolidated Gold Resources Limited

Annual Financial Statements

for the year ended 28 February 2005

KPMG

Witwatersrand Consolidated Gold Resources Limited

(Reg. No. 2002/031365/06)

Annual Financial Statements

for the year ended 28 February 2005

Contents *Page*

Directors' approval and statement of responsibility

The directors are responsible for the maintenance of adequate accounting records and the preparation and integrity of the financial statements and related information. The auditors are responsible to report on the fair presentation of the financial statements. The financial statements have been prepared in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

The directors are also responsible for the company's system of internal financial controls. These are designed to provide reasonable, but not absolute, assurance as to the reliability of the financial statements, and to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect misstatement and loss. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The financial statements have been prepared on the going concern basis, since the directors have every reason to believe that the company has adequate resources in place to continue in operation for the foreseeable future.

The annual financial statements for the year ended 28 February 2005 set out on pages 3 to 16 were approved by the board of directors on 20 July 2005 and are signed on its behalf by –

Director

Director

KPMG Inc
KPMG Crescent
85 Empire Road, Parktown, 2193
Private Bag 9, Parkview, 2122, South Africa

Telephone +27 (11) 647 7111
Fax +27 (11) 647 8000
Docex 472 Johannesburg
Internet http://www.kpmg.co.za/

Report of the independent auditors

To the shareholders of Witwatersrand Consolidated Gold Resources Limited

We have audited the annual financial statements of Witwatersrand Consolidated Gold Resources Limited set out on pages 3 to 16 for the year ended 28 February 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company as of 28 February 2005 and the results of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act in South Africa.

KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Per I Kramer
Director
20 July 2005

Witwatersrand Consolidated Gold Resources Limited

Directors' report

for the year ended 28 February 2005

The directors present their report for the year ended 28 February 2005. This report forms part of the audited annual financial statements.

Nature of business

The company carries on the business of acquiring, preserving, evaluating, trading and developing prospecting rights for exploration and investment purposes.

Intangible asset and going concern

The company has not derived any revenue apart from interest received. Exploration and evaluation expenditure has been deferred on the balance sheet in terms of the disclosed accounting policy. Due to the inherent risk in the nature of exploration activities, there is uncertainty regarding the carrying value of the company's deferred exploration and evaluation expenditure capitalised. The directors expect that the deferred exploration and evaluation expenditure capitalised is reasonably capable of being fully recoverable from a successful development of the specific area, or alternatively by its sale. Accordingly, the financial statements are prepared on accounting policies applicable to a going concern.

Early adoption of International Financial Reporting Standards (IFRS)

The company has elected to early adopt IFRS 6 – Exploration for and Evaluation of Mineral Resources, which is effective for periods commencing on or after 1 January 2006.

Post balance sheet event

In terms of section 16 of the Minerals and Petroleum Resources Development Act, 2002 applications have been submitted and accepted by the Department of Minerals and Energy for the conversion of the company's old order mineral rights to new order prospecting rights.

Directors

The directors of the company during the accounting period and up to the date of this report were as follows:

Executive directors	
Marcus Barrie Watchorn	
Derek Macdonald Urquhart	Appointed 30 March 2005
Non-executive directors	
Adam Richard Fleming	
Mbendeni Humphrey Mathe	Appointed 7 June 2004
Taole Resetselemang Mokoena	Appointed 7 June 2004

Witwatersrand Consolidated Gold Resources Limited

Directors' report

for the year ended 28 February 2005 (continued)

Secretary

The secretary of the company is Hengilcon Secretarial Services (Proprietary) Limited, whose business and postal addresses are –

7 Pam Road	PO Box 651129
Morningside	Benmore
2057	2010

Witwatersrand Consolidated Gold Resources Limited

Balance sheet
at 28 February 2005

	Note	2005 R	2004 R
Assets			
Non-current assets		**15 032 438**	–
Equipment	2	**196 934**	–
Intangible asset	3	**14 835 504**	–
Current assets		**33 100 726**	–
Trade and other receivables		**2 313 524**	–
Cash and cash equivalents		**30 787 202**	–
Total assets		**48 133 164**	–
Equity and liabilities			
Capital and reserves		**44 855 127**	(896 269)
Ordinary share capital	4	**246 531**	10
Share premium	4	**47 092 879**	–
Accumulated loss		**(2 484 283)**	(896 279)
Current liabilities		**3 278 037**	896 269
Shareholder's loan	5	**467 204**	896 269
Director's loan	5	**1 051 397**	–
Trade and other payables		**281 825**	–
Provisions	6	**1 477 611**	–
Total equity and liabilities		**48 133 164**	–

Witwatersrand Consolidated Gold Resources Limited

Income statement
for the year ended 28 February 2005

	Note	**Year ended 28 February 2005 R**	Period ended 29 February 2004 R
Revenue		–	–
Operating costs		(2 332 959)	(896 279)
Operating loss	*8*	(2 332 959)	(896 279)
Investment income – interest received		863 853	–
Finance costs – interest paid		(118 898)	–
Loss for the year/period before taxation		(1 588 004)	(896 279)
Taxation	*9*	–	–
Loss for the year/period		(1 588 004)	(896 279)

Witwatersrand Consolidated Gold Resources Limited

Statement of changes in equity

for the year ended 28 February 2005

	Ordinary share capital R	Share premium R	Accumulated loss R	Total R
Balance on incorporation	10	–	–	10
Accumulated loss for the period	–	–	(896 279)	(896 279)
Balance at 1 March 2004	10	–	(896 279)	(896 269)
Accumulated loss for the year	–	–	(1 588 004)	(1 588 004)
Issue of share capital	246 521	47 092 879	–	47 339 400
Balance at 28 February 2005	246 531	47 092 879	(2 484 283)	44 855 127

Witwatersrand Consolidated Gold Resources Limited

Cash flow statement

for the year ended 28 February 2005

	Note	2005 R	2004 R
Cash flows from operating activities			
Cash utilised in operating activities	*11.1*	**(2 880 853)**	(896 279)
Interest received		**863 853**	–
Interest paid		**(118 898)**	–
Net cash used in operating activities		**(2 135 898)**	(896 279)
Cash flows from investing activities			
Expenditure to maintain operating capacity			
Equipment acquired		**(203 128)**	–
Prospecting rights acquired		**(14 835 504)**	–
Net cash used in investing activities		**(15 038 632)**	–
Cash flows from financing activities			
Shares issued		**246 521**	10
Shares premium		**47 092 879**	–
(Decrease)/increase in shareholder's loan		**(429 065)**	896 269
Increase in director's loan		**1 051 397**	–
Net cash generated by financing activities		**47 961 732**	896 279
Increase in cash and cash equivalents		**30 787 202**	–
Cash and cash equivalents at beginning of the year/period	*11.2*	**–**	–
Cash and cash equivalents at end of the year/period	*11.2*	**30 787 202**	–

Notes to the financial statements

for the year ended 28 February 2005

1. Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and its interpretations adopted by the International Accounting Standards Board (IASB) and in the manner required by the Companies Act of South Africa.

1.1 Basis of preparation

The financial statements are presented in South African Rands. The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The company has elected to early adopt IFRS 6 – Exploration for and Evaluation of Mineral Resources, which is effective for periods commencing on or after 1 January 2006.

1.2 Equipment

Equipment is stated at historical cost less accumulated depreciation. Depreciation is calculated on the straight-line method to write off the cost of each asset, or the revalued amounts, to their residual values over their estimated useful lives. The depreciation rates applicable to each category of equipment are as follows:

– furniture and fittings	16,67%
– office equipment	16,67%
– computer equipment	33,33%

1.3 Taxation

Current tax comprises tax payable calculated on the basis of the expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of tax payable for previous years.

Deferred tax is provided at legislated future rates using the balance sheet liability method. Full provision is made for all temporary differences between the tax base of an asset or liability and its balance sheet carrying amount. Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it related to items previously charged or credited directly to equity.

Assets are not raised in respect of the deferred taxation on assessed losses unless it is probable that future taxable profits will be available against which the deferred tax asset can be realised in the foreseeable future.

Witwatersrand Consolidated Gold Resources Limited

Notes to the financial statements
for the year ended 28 February 2005 (continued)

1.4 Provisions

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation. Where the effect of discounting is material, provisions are discounted. The discounted rate used is a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

1.5 Financial instruments

Measurement

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below.

Cash and cash equivalents

Cash and cash equivalents are measured at fair value at balance sheet date.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisations.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of financial instruments that are not part of a hedging relationship are included in net profit or loss in the year in which the change arises.

Offset

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the company has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Witwatersrand Consolidated Gold Resources Limited

Notes to the financial statements

for the year ended 28 February 2005 (continued)

1.6 Intangible asset

Prospecting rights

Included in prospecting rights is directly attributable exploration and evaluation costs. Exploration and evaluation expenditure are only capitalised to the extent that they are expected to be recouped through the successful development and commercial exploitation of the area of interest or alternatively by its sale, or where activities in the area have not reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations are continuing. If a project is subsequently considered not viable and is abandoned, the accumulated exploration and evaluation expenditure relating thereto will be written off in the income statement.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to capitalise exploration and evaluation expenditure in relation to that area of interest.

Exploration, evaluation and development expenditure capitalised are amortised against revenue earned during commercial production. Amortisation is charged over the time contemplated for extraction of economically recoverable reserves based on tonnage throughput as a percentage of total current resource tons.

1.7 Impairment

The carrying amounts of the company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated. The recoverable amount is the higher of its net selling price and its value in use.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

For an asset that does not generate cash inflows that are largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised in the income statement whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years.

Witwatersrand Consolidated Gold Resources Limited

Notes to the financial statements

for the year ended 28 February 2005 (continued)

2. Equipment

2005	**Cost R**	**Accumulated depreciation R**	**Net book value R**
Owned assets			
Furniture and fittings	**37 592**	**(116)**	**37 476**
Office equipment	**21 087**	**(955)**	**20 132**
Computer equipment	**144 449**	**(5 123)**	**139 326**
	203 128	**(6 194)**	**196 934**

2004	Cost R	Accumulated depreciation R	Net book value R
Owned assets			
Furniture and fittings	–	–	–
Office equipment	–	–	–
Computer equipment	–	–	–
	–	–	–

The carrying amounts of equipment can be reconciled as follows:

2005	**Carrying value at beginning of year R**	**Additions R**	**Depreciation R**	**Carrying value at end of year R**
Owned assets				
Furniture and fittings	–	**37 592**	**(116)**	**37 476**
Office equipment	–	**21 087**	**(955)**	**20 132**
Computer equipment	–	**144 449**	**(5 123)**	**139 326**
	–	**203 128**	**(6 194)**	**196 934**

	2005 R	2004 R
3. Intangible asset		
Mineral rights Included with mineral rights is directly attributable exploration expenditure capitalised, relating to legal fees, consulting geologist fees and a portion of salaries.	**14 835 504**	–

Witwatersrand Consolidated Gold Resources Limited

Notes to the financial statements

for the year ended 28 February 2005 (continued)

4. Ordinary share capital

		Par value R/share	Number of shares	Share premium R	Total R
Share capital – authorised					
Incorporation at par		1,00	1 000	–	1 000
Subdivision	14/05/2004	0,01	100 000	–	1 000
Increase of shares authorised	20/10/2004	0,01	50 000 000	–	500 000
Share capital – issued					
Incorporation at par		1,00	10	–	10
Subdivision	14/05/2004	0,01	1 000	–	10
Issue at premium of R199,99	20/08/2004	0,01	87 500	17 499 125	17 500 000
Issue at no premium	20/08/2004	0,01	11 500	–	115
Issue at no premium	14/12/2004	0,01	19 900 000	–	199 000
Issue at premium of R6,36	20/12/2004	0,01	4 607 581	29 304 215	29 350 291
Issue at premium of R6,36	28/02/2005	0,01	45 525	289 539	289 994
			24 653 106	47 092 879	47 339 410

Employees shareholding

Included in the issue on 14 December 2004 are 500 000 shares that have been set aside for company employees. The shares have been issued to a nominee company which is not under the control of the company or its directors. This employee share scheme is currently being finalised by the company's Remuneration Committee and no shares have yet been allocated to any employees.

5. Related party transactions

Operating lease

The company rents office accommodation from Johannesburg Land Company (Proprietary) Limited in which AR Fleming, a non-executive director of Wits Gold, has an interest. The agreement was entered into at market related rates. Rental for the year was R10 653.

	2005 R	2004 R
Shareholder's loan		
Hardybay Group Limited	467 204	–
AR Fleming	–	896 269
	467 204	896 269
Director's loan		
AR Fleming	1 051 397	–

The loans are unsecured, bear interest at 3% per annum (equivalent to the inter-bank rate in the United Kingdom) and have no fixed date of repayment.

Notes to the financial statements

for the year ended 28 February 2005 (continued)

6. Provision	Capital raising cost R	Accounting, audit and other R	Total R
Balance at 1 March 2004	–	–	–
Provisions made during the year	1 311 500	166 111	1 477 611
Balance at 28 February 2005	**1 311 500**	**166 111**	**1 477 611**

7. Commitments	2005 R	2004 R
Operating lease commitments		
Future operating lease charges for premises		
Payable within one year	**93 016**	–
Payable not later than 5 years	**199 248**	–
	292 264	–

Monthly operating lease charges escalate at a rate of 8% annually.

8. Operating loss

Operating loss is stated after:

	2005 R	2004 R
Expenditure		
Auditors' remuneration		
– audit fee	**75 000**	5 000
Depreciation		
– equipment	**6 194**	–
Directors' emoluments	**221 178**	556 886
– managerial remuneration	**706 178**	556 886
– less amounts capitalised	**(530 000)**	–
– for services as directors	**45 000**	–
Lease rentals – premises	**10 653**	3 848
Legal fees	**119 171**	7 781

9. Taxation

No provision for normal company taxation has been made as the company has an estimated tax loss of R472 649 (2004 – R896 729).

10. Comparative figures

Comparative figures are for the period 11 December 2002 (date of incorporation) to 29 February 2004.

Notes to the financial statements

for the year ended 28 February 2005 (continued)

		2005	2004
11.	**Notes to the cash flow statement**	**R**	R
11.1	**Cash utilised in operating activities**		
	Loss for year/period before taxation	**(1 588 004)**	(896 279)
	Adjustments for:		
	Depreciation	**6 194**	–
	Investment income – interest received	**(863 853)**	–
	Finance costs – interest paid	**118 898**	–
	Increase in provisions	**1 477 611**	–
		(849 154)	(896 279)
	Movements in working capital		
	Increase in trade and other receivables	**(2 313 524)**	–
	Increase in trade and other payables	**281 825**	–
		(2 880 853)	(896 279)
11.2	**Cash and cash equivalents**		
	Cash and cash equivalents consist of cash on hand and balances with banks. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:		
	Cash and cash equivalents	**30 787 202**	–

12. Options

The company acquired "old order" mineral rights from AngloGold Ashanti Limited, Gold Fields Limited and Harmony Gold Mining Company Limited. In terms of the acquisition agreements should the company proceed with the construction of a mine on the land to which these mineral rights attach, then the respective seller of those mineral rights, has an option to acquire up to a 40% beneficial interest in that mine.

13. Options to acquire shares

The company has entered into an agreement where by FF&P Advisory Limited was engaged to act as financial advisors to the company in relation to the private placement and the Initial Public Offering of the company's shares. In terms of the agreement FF&P Advisory Limited has been granted the following options to acquire shares in the company:

- 500 000 ordinary shares at R6,37 per share on the successful completion of a private placement of company shares. This option can be exercised at any time after the date of the successful Initial Public Offering, but not later than two years from this date; and

- 200 000 ordinary shares at R31,85 per share on the successful completion of the Initial Public Offering. This option can be exercised at any time after the date of the successful Initial Public Offering, but not later than two years from this date.

Witwatersrand Consolidated Gold Resources Limited

Notes to the financial statements

for the year ended 28 February 2005 (continued)

14. Capital commitments and contingent liabilities

There are no capital commitments or contingent liabilities

15. Financial instruments

15.1 Currency risk

The company is currently not exposed to any significant currency risk.

15.2 Interest rate risk

The company is exposed to interest rate risk on its cash balances (refer to note 11.2); shareholder's loan (refer to note 5); and director's loan (refer to note 5).

15.3 Fair values

The fair values of all financial instruments are substantially identical to carrying amounts reflected in the balance sheet.